'33 Act File No. 333- 182887
'40 Act File No. 811-21610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933
Pre-effective Amendment No. 1	☑
Post-effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 62	☑
(Check appropriate box or boxes.)

NATIONWIDE VLI SEPARATE ACCOUNT-7
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza
Columbus, Ohio 43215
(Address of Depositor’s Principal Executive Offices)  (Zip Code)

Depositor’s Telephone Number, including Area Code:  (614) 249-7111

Robert W. Horner, III
Vice President Corporate Governance and Secretary
One Nationwide Plaza
Columbus, Ohio 43215
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after effectiveness of registration statement

The Registrant hereby agrees to amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Waddell & Reed Protection VUL II – New York

Individual Flexible Premium Variable Universal Life Insurance Policies

issued by

Nationwide Life Insurance Company

through

Nationwide VLI Separate Account-7

The date of this prospectus is May 1, 2012

PLEASE KEEP THIS PROSPECTUS FOR FUTURE REFERENCE

Variable life insurance is complex.  This prospectus is designed to provide you with information about the policy that will assist you when making your decision whether or not to purchase the policy.  We encourage you to take time to understand the policy and its potential benefits and risks.  In consultation with your financial advisor, you should use this prospectus to compare the benefits and risks of this policy against those of other life insurance policies.

To obtain additional information, including free copies of prospectuses for the mutual funds or a copy of the Statement of Additional Information, or to make service or transaction requests, contact us using any of the methods described in the "Contacting the Service Center" section of this prospectus.

These securities have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made.  Not all Riders, terms, conditions, benefits, programs, features and investment options are available or approved for use in every state.  Contact us to review a copy of the policy and any Riders or endorsements.   This prospectus contains all material rights and features of the policy, including any material variations in the policy, such as availability of certain riders.

The policy is NOT: insured by the Federal Deposit Insurance Corporation; a bank deposit; available in every state; or insured or endorsed by a bank or any federal government agency.
The policy MAY decrease in value to the point of being valueless because of poor Investment Experience .

The purpose of this policy is to provide life insurance protection for the beneficiary that you name.  If your primary need is not life insurance protection, then purchasing this policy may not be in your best interest.  We make no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

In thinking about buying this policy to replace existing life insurance, carefully consider its advantages versus those of the policy you intend to replace, as well as any replacement costs.  As always, consult your financial advisor.

We offer a variety of variable universal life policies.  Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others, including this policy.  These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.

Table of Contents
Page
In Summary: Policy Benefits	4
In Summary: Policy Risks	5
In Summary: Fee Tables	7
Policy Investment Options	12
Fixed Investment Option
Variable Investment Options
Valuation of Accumulation Units
How Sub-Account Investment Experience is Determined Unit Value Credit
Transfers Among and Between the Policy Investment Options	14
Sub-Account Transfers
Fixed Investment Option Transfers
Contacting the Service Center	15
The Policy	16
Generally
Policy Owner and Beneficiaries
Purchasing a Policy
Right to Cancel (Examination Right)
Premium Payments
Cash Value
Changing the Amount of Insurance Coverage
Right to Exchange
Annual Option to Purchase Paid Up Coverage
Terminating the Policy
Assigning the Policy
Reminders, Reports, and Illustrations
Standard Policy Charges	19
Sales Load
Premium Taxes
Short-Term Trading Fees
Illustration Charge
Partial Surrender Fee
Surrender Charges
Cost of Insurance Charge
Mortality and Expense Risk Charge
Administrative Per Policy Charge
Underwriting and Distribution Charge
Policy Loan Interest Charge
Mutual Fund Operating Expenses
Reduction of Charges
A Note on Charges
Information on Underlying Mutual Fund Payments
Policy Riders and Rider Charges	25
Overloan Lapse Protection Rider
Children’s Term Insurance Rider
Acceleration of Life Insurance Death Benefit for Qualified Long-Term Care Services Rider
Spouse Life Insurance Rider
Accidental Death Benefit Rider
Premium Waiver Rider
Change of Insured Rider
Additional Term Insurance Rider
Waiver of Monthly Deductions Rider Extended Death Benefit Guarantee Rider
Policy Owner Services	34
Dollar Cost Averaging
Asset Rebalancing
Automated Income Monitor

Policy Loans	36
Loan Amount and Interest Charged
Collateral and Interest Earned
Net Effect of Policy Loans
Repayment
Lapse	36
Guaranteed Policy Continuation Provision
Grace Period
Reinstatement
Surrenders	37
Full Surrender
Partial Surrender
The Death Benefit	38
Calculation of the Death Benefit
Death Benefit Options
The Minimum Required Death Benefit
Changes in the Death Benefit Option
Incontestability
Suicide
Policy Maturity	39
Extending the Maturity Date
Payment of Policy Proceeds	40
Life Income with Payments Guaranteed Option
Joint and Survivor Life Option
Life Income Option
Taxes	41
Types of Taxes
Buying the Policy
Investment Gain in the Policy
Periodic Withdrawals, Non-Periodic Withdrawals, and Loans
Surrendering the Policy; Maturity
Additional Medicare Tax
Sale of a Life Insurance Policy
Exchanging the Policy for Another Life Insurance Policy
Taxation of Death Benefits
Terminal Illness
Special Considerations for Corporations
Business Uses of the Policy
Non-Resident Aliens and Other Persons Who are not Citizens of the United States
Withholding and Tax Reporting
Taxes and the Value of Your Policy
Tax Changes
Nationwide Life Insurance Company	46
Nationwide VLI Separate Account-7	46
Organization, Registration, and Operation
Addition, Deletion, or Substitution of Mutual Funds
Voting Rights
Legal Proceedings	47
Nationwide Life Insurance Company
Waddell & Reed, Inc.
Financial Statements	48
Appendix A: Sub-Account Information	49
Appendix B: Definitions	52
Appendix C: Surrender Charge Examples	54
Appendix D: Maximum Surrender Charge Calculation	57

Appendix B defines certain words and phrases used in this prospectus. Defined words will be capitalized.

In Summary: Policy Benefits

Death Benefit

The primary benefit of your policy is life insurance coverage.  We will pay the Death Benefit Proceeds upon the Insured's death if the Insured dies while the policy is In Force.  The policy is In Force when: the policy has been issued; the Insured is living; the policy has not been surrendered for its Cash Surrender Value; and the policy has not Lapsed.

Death Benefit Options

Option 1: The Death Benefit is the greater of the Specified Amount or the Minimum Required Death Benefit under federal tax law.

Option 2: The Death Benefit is the greater of the Specified Amount plus the Cash Value or the Minimum Required Death Benefit under federal tax law.

Policy Proceeds

You or your beneficiary may choose to receive the Policy Proceeds in a lump sum, or a variety of options that will pay out over time.

Coverage Flexibility

Subject to conditions, you may choose to:

•	change the Death Benefit option;
•	increase or decrease the Specified Amount;
•	change your beneficiaries; and
•	change who owns the policy.

Continuation of Coverage is Guaranteed

Your policy will remain In Force during the policy continuation period as long as you pay sufficient Premium to meet the requirements set forth in the "Guaranteed Policy Continuation Provision" section of the "Lapse" provision.

Access to Cash Value

Subject to conditions, you may:

•
take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the Fixed Account less any surrender charge.  The minimum loan amount is $200.

•	take a partial surrender of at least $200.

•
surrender the policy for its Cash Surrender Value at any time while the policy is In Force.  The Cash Surrender Value will be the Cash Value, less Indebtedness, and less the surrender charge.  You may choose to receive the Cash Surrender Value in a lump sum or over time.

Premium Flexibility

You will select a Premium payment plan for the policy.  Within limits, you may vary the frequency and amount of Premium payments, and you might even be able to skip making a Premium payment.

Investment Options

You may choose to allocate your Net Premiums to fixed or variable investment options.

The policy currently offers a fixed investment option which will earn interest daily at an annual effective rate of at least 3%.

The variable investment options offered under the policy are mutual funds designed to be the underlying investment options of variable insurance products.  Nationwide VLI Separate Account-7 contains one Sub-Account for each of the mutual funds offered in the policy.  Your variable account Cash Value will depend on the Investment Experience of the Sub-Accounts you choose.

Transfers Between and Among Investment Options

You may transfer between the fixed and variable investment options, subject to conditions.  You may transfer among the Sub-Accounts within limits.  We have implemented procedures intended to reduce the potentially detrimental impact that disruptive trading has on Sub-Account Investment Experience.  We also offer dollar cost averaging, an automated investment strategy that spreads out transfers over time to try to reduce the investment risks of market fluctuations.

Taxes

Unless you make a withdrawal, generally, you will not be taxed on any earnings of the policy.  This is known as tax deferral.  Also, your beneficiary generally will not have to include the Proceeds as taxable income.  Unlike other variable insurance products Nationwide offers, these Individual Flexible Premium Variable Universal Life Insurance Policies do not require distributions to be made before the Insured's death.

Assignment

You may assign the policy as collateral for a loan or another obligation while the policy is In Force.

Examination Right

For a limited time, you may cancel the policy and receive a refund.  If the policy is issued in New York and it is not issued as a replacement, you may cancel the policy during your 10 day examination period and receive a refund of the greater of your initial Premium payment or the policy's Cash Value.  If the policy is issued in New York and is a replacement of another life insurance policy, the examination period is 60 days and the refund will be the policy's Cash Value.  If the policy is issued in any other state or territory, the refund will be the policy's Cash Value.  If the policy is canceled, we will treat the policy as if it was never issued.

Riders

You may purchase one or more of the Riders listed below, subject to availability in the state where the policy is issued.  There may be additional charges assessed for elected Riders.  Operation and benefits of the Riders described in this prospectus may vary by the state where the policy is issued.

•	Overloan Lapse Protection Rider
•	Children’s Term Insurance Rider
•	Acceleration of Life Insurance Death Benefit for Qualified Long-Term Care Services Rider
•	Spouse Life Insurance Rider
•	Accidental Death Benefit Rider
•	Premium Waiver Rider
•	Change of Insured Rider (no charge)
•	Additional Term Insurance Rider
•	Waiver of Monthly Deductions Rider
•	Extended Death Benefit Guarantee Rider

In Summary: Policy Risks

State Regulation of Insurance-Variations in Benefits

Insurance is heavily regulated by state law.  Due to variations in state law (which can change at anytime without notice), the insurance benefits of the policy described in this prospectus may be different or may not be available at all depending on the state in which the policy is issued.  This prospectus describes material information about the insurance benefits and the investments available with the policy   including any material variations in the policy, such as availability of certain riders .  However, prospective purchasers and policy owners should carefully review a copy of the specific policy and any Riders or endorsements for the state in which the policy will be issued in order to understand how the insurance benefits or investment options may differ from what is described in this prospectus.

Improper Use

Variable universal life insurance is not suitable as an investment vehicle for short-term savings.  It is designed for long-term financial planning.  You should not purchase the policy if you expect that you will need to access its Cash Value in the near future because substantial surrender charges will apply in the first several policy years.

Unfavorable Investment Experience

The Sub-Accounts you choose may not generate a sufficient return to keep the policy from Lapsing.  Poor Investment Experience could cause the Cash Value of your policy to decrease, which could result in a Lapse of insurance coverage.

Effect of Partial Surrenders and Policy Loans on Investment Returns

Partial surrenders or policy loans may accelerate a Lapse in insurance coverage.  When you take a partial surrender or policy loan, the Cash Value of your policy available for allocation to the Sub-Accounts and/or Fixed Account is reduced and you lose the ability to generate Sub-Account investment return on the surrendered/loaned amounts.  Thus, the remainder of your policy's Cash Value would have to generate enough investment return to cover policy and Sub-Account charges to keep the policy In Force (at least until you repay the policy loan or make another Premium payment).  Partial surrenders may also decrease the Death Benefit and Total Specified Amount.  Policy loans do not participate in positive Investment Experience which may increase the risk of Lapse or the need to make additional Premium payments to keep the policy In Force.  The policy does have a Grace Period and the opportunity to reinstate insurance coverage.  Under certain circumstances, however, the policy could terminate without value and insurance coverage would cease.

Reduction of the Death Benefit

A partial surrender could, and a policy loan would, decrease the policy’s Death Benefit, depending on how the Death Benefit option relates to the policy’s Cash Value.

Adverse Tax Consequences

Existing federal tax laws that benefit this policy may change at any time.  These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy's Cash Value and the exclusion from taxable income of the Proceeds we pay to the policy's beneficiary.  Partial and full surrenders from the policy may be subject to taxes.  The income tax treatment of the surrender of Cash Value is different in the event the policy is treated as a modified endowment contract under the Code.  Generally, tax treatment of modified endowment contracts will be less favorable when compared to a life insurance policy that is not a modified endowment contract.  For example, distributions and loans from modified endowment contracts may currently be taxed as ordinary income not a return of investment.  For more detailed information see the "Taxes" provision.

The proceeds of a life insurance policy are includible in the insured's gross estate for federal income tax purposes if either (a) the proceeds are payable to the executor of the estate of the insured, or (b) the insured, at any time within three years prior to his or her death, possessed any incident of ownership in the policy.  For this purpose, the Treasury Regulations provide that the term "incident of ownership" is to be construed very broadly, and includes any right that the insured may have with respect to the economic benefits in the policy, such as the power to change the beneficiary, surrender or cancel the policy, assign (or revoke the assignment of) the policy, pledge the policy for a loan, obtain a loan against the surrender value of the policy, etc.  Consult a qualified tax advisor on all tax matters involving your policy.

Fixed Investment Option Transfer Restrictions and Limitations

We will not honor a request to transfer Cash Value to or from the fixed investment option until after the first policy year.  After the first policy year, we may require transfer requests from the fixed investment option be made within 30 days of the end of a calendar quarter, but not within 12 months of a previous request.  We may also limit what percentage of Cash Value, fixed investment option value, or Sub-Account value that you may transfer to or from a fixed investment option.

Sub-Account Limitations

Frequent trading among the Sub-Accounts may dilute the value of Accumulation Units, cause the Sub-Account to incur higher transaction costs, and interfere with the Sub-Accounts' ability to pursue their stated investment objectives.  This could result in less favorable Investment Experience and a lower Cash Value.  Some mutual funds held by the Sub-Accounts assess a short-term trading fee in order to minimize the potentially adverse effects of short-term trading on the mutual fund.  We have instituted procedures to minimize disruptive transfers.  While we expect these procedures to reduce the adverse effect of disruptive transfers, we cannot ensure that we have eliminated these risks.

Sub-Account Investment Risk

A comprehensive discussion of the risks of the mutual funds held by each Sub-Account may be found in each mutual fund's prospectus.  Read each mutual fund's prospectus before investing.  Free copies of each mutual fund's prospectus may be obtained by contacting our Service Center.

In Summary: Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy.

The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer Cash Value between investment options.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Sales Load1	Upon making a Premium payment	Maximum: $65 from each $1,000 of Premium	Currently: $65 from each $1,000 of Premium
Premium Taxes1	Upon making a Premium payment	Maximum: $35 from each $1,000 of Premium	Currently: $35 from each $1,000 of Premium
Short-Term Trading Fee	Upon transfer of Sub-Account value out of a Sub-Account within 60 days after allocation to that Sub-Account	Maximum: $10 per $1,000 transferred	Currently: $10 per $1,000 transferred
Illustration Charge	Upon requesting an illustration	Maximum: $25	Currently: $0
Partial Surrender Fee	Upon a partial surrender	Maximum: lesser of $25 or 2% of the amount surrendered from the policy's Cash Value	Currently: $0
Surrender Charge2 , 14	Upon surrender, policy Lapse, or certain Specified Amount decreases	Maximum: $45.94 per $1,000 of Specified Amount	Minimum: $0.00 per $1,000 of Specified Amount
Representative: an age 35 male preferred non-tobacco with a Specified Amount of $500,000; and a complete surrender of the policy in the first year	Upon surrender or policy Lapse	$9.30 per $1,000 of Specified Amount from the policy's Cash Value

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including mutual fund operating expenses.

Periodic Charges Other Than Mutual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Cost of Insurance Charge3 , 14	Monthly	Maximum: $83.34 per $1,000 of Net Amount At Risk	Minimum: $0.00 per $1,000 of Net Amount At Risk
Representative: an age 35 male preferred non-tobacco with a Specified Amount of $500,000 and Death Benefit Option 1	Monthly	$0.10 per $1,000 of Net Amount At Risk
Flat Extra Charge4	Monthly	Maximum: $2.08 per $1,000 of Net Amount At Risk for each Flat Extra assessed
Mortality and Expense Risk Charge5	Monthly	Maximum: $0.67 per $1,000 of Cash Value allocated to the Sub-Accounts for all policy years	Currently: $0.67 per $1,000 of Cash Value allocated to the Sub-Accounts for all policy years
Administrative Per Policy Charge	Monthly	Maximum: $9 per policy	Currently: $9 per policy
Underwriting and Distribution Charge6 , 14	Monthly	Maximum: $0.20 per $1,000 of Base Policy Specified Amount	Minimum: $0.00 per $1,000 of Base Policy Specified Amount
Representative: an issue of age 35, in the first policy year, male preferred non-tobacco with a Specified Amount of $500,000 and Death Benefit Option 1	Monthly	$0.12 per $1,000 of Base Policy Specified Amount
Policy Loan Interest Charge	Annually	Maximum: 4.5% of outstanding policy loan	Currently: 4.5% of outstanding policy loan

Rider Charges
Rider Charge	When Rider Charge is Deducted	Amount Deducted from Cash Value
Overloan Lapse Protection Rider Charge 14	Upon invoking the Rider	Maximum: $42.50 per $1,000 of Cash Value	Minimum: $1.50 per $1,000 of Cash Value
Representative: an Attained Age 85 Insured with a Cash Value of $500,000	Upon invoking the Rider	$32 per $1,000 of Cash Value
Children’s Term Insurance Rider Charge	Monthly	Maximum: $0.43 per $1,000 of Rider Specified Amount	Currently: $0.43 per $1,000 of Rider Specified Amount
Acceleration of Life Insurance Death Benefit for Qualified Long-Term Care Services Rider Charge7 , 14	Monthly	Maximum: $28.65 per $1,000 of Rider Net Amount At Risk	Minimum: $0.00 per $1,000 of Rider Net Amount At Risk
Representative: an Attained Age 35 male preferred non-tobacco	Monthly	$0.05 per $1,000 of Rider Net Amount At Risk
Spouse Life Insurance Rider Charge8 , 14	Monthly	Maximum: $10.23 per $1,000 of Rider Specified Amount	Minimum: $0.10 per $1,000 of Rider Specified Amount
Representative Spouse: an Attained Age 35 female non-tobacco with a Rider Specified Amount of $100,000	Monthly	$0.11 per $1,000 of Rider Specified Amount
Accidental Death Benefit Rider Charge9 , 14	Monthly	Maximum: $0.75 per $1,000 of Rider Specified Amount	Minimum: $0.05 per $1,000 of Rider Specified Amount
Representative: an Attained Age 35 male preferred non-tobacco with a Rider Specified Amount of $100,000	Monthly	$0.06 per $1,000 of Rider Specified Amount
Premium Waiver Rider Charge10 , 14	Monthly	Maximum: $315 per $1,000 of Premium Waiver Benefit	Minimum: $42 per $1,000 of Premium Waiver Benefit
Representative: an age 35 male preferred non-tobacco	Monthly	$42 per $1,000 of Premium Waiver Benefit
Additional Term Insurance Rider Charge 11 , 14	Monthly	Maximum: $83.34 per $1,000 of Rider Death Benefit	Minimum: $0.02 per $1,000 of Rider Death Benefit
Representative: an issue age 35 male; in the first policy year; preferred non-tobacco with a Rider Specified Amount of $250,00; and a Total Specified Amount of $500,000	Monthly	$0.05 per $1,000 of Rider Death Benefit
Continued on Next Page

Rider Charges (continued)
Rider Charge	When Rider Charge is Deducted	Amount Deducted from Cash Value
Waiver of Monthly Deductions Rider Charge12 , 14	Monthly	Maximum: $855 per $1,000 of Waiver of Monthly Deduction Benefit	Minimum: $85 per $1,000 of Waiver of Monthly Deduction Benefit
Representative: an age 35 male preferred non-tobacco with a Specified Amount of $500,000 and Death Benefit Option 1	Monthly	$85 per $1,000 of Waiver of Monthly Deduction Benefit
Extended Death Benefit Guarantee Rider Charge13 , 14	Monthly	Maximum: $0.16 per $1,000 of Base Policy Specified Amount	Minimum: $0.01 per $1,000 of Base Policy Specified Amount
Representative: an age 35 male preferred non-tobacco with an Extended Death Benefit Guarantee Percentage of 100%; a lifetime Extended Death Benefit Guarantee Duration; and a Base Policy Specified Amount of $500,000
	Monthly	$0.06 per $1,000 of Base Policy Specified Amount

The next table shows the minimum and maximum total operating expenses, as of December 31, 2011, charged by the underlying mutual funds that you may pay periodically during the time that you own the policy.  More detail concerning each mutual fund's fees and expenses is contained in the mutual fund's prospectus.

Total Annual Mutual Fund Operating Expenses
Total Annual Mutual Fund Operating Expenses (expenses that are deducted from the mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses)	Minimum 0.47%	Maximum 1.43%

1 We deduct one charge comprised of the Sales Load and Premium Taxes.  On the Policy Data Page and throughout this prospectus, this combined charge is referred to as the "Premium Load."  The Premium Load varies by policy based on the amount of Premium paid.  The maximum Sales Load and Premium Taxes in the reflects the maximum that may be charged in any policy year.  Currently, the maximum is only charged during the first five policy years when Premiums paid is less than the Commissionable Target Premium amount attributed to a particular policy.  On a current basis, the Premium Load will decrease the longer your policy remains In Force.  For a complete schedule of the current charges, see "Sales Load" and "Premium Taxes."

2 The maximum Surrender Charge calculation assumes: the Insured is a female, age 74, standard tobacco, the Specified Amount is $100,000, a full surrender is taken during the first policy year, and the aggregate first year Premium exceeds the surrender target premium.  The minimum surrender charge calculation assumes the Insured is either male or female, any age, any underwriting classification, any amount of Premium was paid at any time, and a full surrender is taken in policy year 15.  For a detailed description of the Surrender Charges including examples, see "Surrender Charges" and "Appendix C: Surrender Charge Examples".

3 The maximum Cost of Insurance Charge assumes: the Insured is a male; issue age 45; policy year 75; standard tobacco; and a Base Policy Specified Amount of $100,000.  The minimum charge assumes: the Insured is either male or female; Attained Age 121; any underwriting classification; any Base Policy Specified Amount; and any policy year on or after the policy anniversary the Insured reached Attained Age 121.

4 The Flat Extra Charge is only applicable if certain factors result in an Insured having a Substandard Rating (see "Cost of Insurance Charge").

5 The maximum Mortality and Expense Risk Charge reflects the maximum that may be charged in any policy month based on any dollar amount allocated to the Sub-Accounts.  Currently, the maximum is only charged during the first 15 policy years when Cash Value allocated to the Sub-Accounts is $250,000 or less.

6 The maximum Underwriting and Distribution Charge assumes: policy year one; an issue age of 85; and Base Policy Specified Amount of $250,000.  The minimum charge assumes: a policy in effect in years eight and thereafter, as measured from the Policy Date for the initial Specified Amount; the Insured is either male or female; any age; any underwriting classification; and any Base Policy Specified Amount.

7 The maximum Acceleration of Life Insurance Death Benefit for Qualified Long-Term Care Services Rider Charge assumes: the Insured is a female; Attained Age 99; and standard tobacco with a Substandard Rating of table P.  The minimum charge assumes: the Insured is either male or female; is Attained Age 100; and any underwriting classification.

8 The maximum Spouse Life Insurance Rider Charge assumes: the Insured is a male; Attained Age 69; standard tobacco with a Substandard Rating of table F; a Flat Extra Charge of $1.25 per $1,000 per month; and a Rider Specified Amount of $25,000.  The minimum charge assumes: the Insured is female; Attained Age 21; standard non-tobacco; no Substandard Rating or Flat Extra Charge; and a Rider Specified Amount of $100,000.

9 The maximum Accidental Death Benefit Rider Charge assumes: the Insured is Attained Age 69 with a Substandard Rating of table P.  The minimum charge assumes: the Insured is Attained Age 5 with no Substandard Rating.

10 The maximum Premium Waiver Rider Charge assumes: monthly Premium payments of $1,000; the Insured is female; Attained Age 64; with a Substandard Rating of table H.  The minimum charge assumes: monthly Premium payments of $1,000; the Insured is male; Attained Age 18; and any underwriting classification.

11 The monthly Additional Term Insurance Rider Charge is a product of the Rider’s monthly cost of insurance rate and the Rider death benefit.  The maximum charge assumes: the Insured is either male or female; Attained Age 119; policy year 75; any underwriting classification; and any Total Specified Amount.  The minimum charge assumes: the Insured is female; issue age 5; policy year 1; and a Total Specified Amount of $1,000,000.

12 The maximum Waiver of Monthly Deductions Rider Charge assumes: the Insured is Attained Age 64 with a Substandard Rating of table H.  The minimum charge assumes: the Insured is male; Attained Age 18; with no Substandard Rating.

13 The maximum Extended Death Benefit Guarantee Rider Charge assumes: the Insured is either male or female; any issue age; any underwriting classification; a lifetime guarantee duration is elected; and 100% of the Base Policy Specified Amount is to be guaranteed by this Rider.  The minimum charge assumes: the Insured is female; issue age 18; preferred non-tobacco; a 20 year guarantee duration is elected; and 50% of the Base Policy Specified Amount is to be guaranteed by this Rider.

14 The charge varies based on individual characteristics.  Representative costs may vary from the cost you would incur.  Ask for an illustration or see the Policy Data Pages for more information on the costs applicable to your policy.

Policy Investment Options

You designate how your Net Premium payments are allocated among the Sub-Accounts and/or the fixed investment option.  Allocation instructions must be in whole percentages and the sum of the allocations must equal 100%.

Fixed Investment Option

The fixed investment option is not registered as security under the Securities Act of 1933 ("1933 Act") nor is our general account registered as an investment company under the Investment Company Act of 1940 ("1940 Act").  The fixed investment option is not subject to the provisions or restrictions of the 1933 Act or the 1940 Act and the staff of the SEC has not reviewed the disclosure regarding the fixed investment option.

Currently, the Fixed Account is the only fixed investment option available under the policy. Net Premium that you allocate to the Fixed Account is held in our general account.

The general account contains all of our assets other than those in the separate accounts, and funds the fixed investment options.  These assets are subject to our general liabilities from business operations and are used to support our insurance and annuity obligations.  We bear the full investment risk for all amounts allocated to the fixed investment option.  The amounts you allocate to the fixed investment option will not share in the investment performance of our general account.  Rather, the investment income you earn on your allocations will be based on varying interest crediting rates that we set.

We guarantee that the amounts you allocate to the fixed investment option will be credited interest daily at a net effective annual interest rate of no less than 3%.  Interest crediting rates are set at the beginning of each calendar quarter.  We will credit any interest in excess of the guaranteed interest crediting rate at our sole discretion.  You assume the risk that the actual interest crediting rate may not exceed the guaranteed interest crediting rate.  Premiums applied to the policy at different times may receive different interest crediting rates.  The interest crediting rate may also vary for new Premiums versus Sub-Account transfers.

Note:  Interest we credit to the fixed investment options may be insufficient to pay the policy's charges.  Therefore additional Premium payments may be required over the life of the Policy to prevent it from lapsing.

It is important to remember any guaranteed benefits or interest crediting associated with the Fixed Account is subject to our claims paying ability.

Variable Investment Options

The variable investment options available under the policy are Sub-Accounts that correspond to mutual funds that are registered with the SEC.  The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds.  The mutual funds listed are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.

Underlying mutual funds in the separate account are NOT publicly traded mutual funds.  They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisors of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives.  However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund.  Policy owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the separate account.  The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

The particular underlying mutual funds available under the policy may change from time to time.  Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment.  New underlying mutual funds or new share classes of currently available underlying mutual funds may be added.  Policy owners will receive notice of any such changes that affect their policy.

Each Sub-Account’s assets are held separately from the assets of the other Sub-Accounts.  The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not affect the Investment Experience of any other Sub-Account.

The Sub-Accounts available through this policy invest in underlying mutual funds of the companies listed below.  For a complete list of the available Sub-Accounts, see "Appendix A: Sub-Account Information."

•	Ivy Funds Variable Insurance Portfolios

For more information on the underlying mutual funds, refer to the prospectus for the mutual fund.   Free copies of each mutual fund's prospectus may be obtained by contacting our Service Center.

Valuation of Accumulation Units

We account for the value of a policy owner's interest in the Sub-Accounts by using Accumulation Units.  The value of each Accumulation Unit varies daily based on the Investment Experience of the underlying mutual fund in which the Sub-Account invests.  We use each underlying mutual fund's Net Asset Value (NAV) to calculate the daily Accumulation Unit value for the corresponding Sub-Account.  Note, however, that the Accumulation Unit value will not equal the underlying mutual fund's NAV.  This daily Accumulation Unit valuation process is referred to as "pricing" the Accumulation Units (see, "How Sub-Account Investment Experience is Determined").

Accumulation Units are priced as of the New York Stock Exchange's (NYSE) close of business, normally 4:00 p.m. EST, on each day that it is open.  We will price Accumulation Units on any day that the NYSE is open for business.  Any transaction submitted on a day when the NYSE is closed or after it has closed for the day, will not be priced until the close of business on the next day that the NYSE is open for business.  Accordingly, we will not price Accumulation Units on these recognized holidays:

• New Year's Day	• Independence Day
• Martin Luther King, Jr. Day	• Labor Day
• Presidents’ Day	• Thanksgiving
• Good Friday	• Christmas
• Memorial Day

In addition, we will not price Accumulation Units if:

(1)	trading on the NYSE is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the separate account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

SEC rules and regulations govern when the conditions described in items (2) and (3) exist.

Any transactions that we receive after the close of the NYSE will be priced as of the next Valuation Period.

How Sub-Account Investment Experience is Determined

A policy owner's variable account value is based on their allocations to the Sub-Accounts.  Sub-Account allocations are accounted for in Accumulation Units.  A policy owner's interest in the Sub-Accounts is represented by the number of Accumulation Units they own.  The number of Accumulation Units associated with a given Sub-Account allocation is determined by dividing the dollar amount allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account.  The number of Accumulation Units you own in a Sub-Account will not change except when Accumulation Units are redeemed to process a requested surrender, transfer, loan, or to take policy charges, or when additional Accumulation Units are purchased with new Premium and loan repayments.

Initially, we set the Accumulation Unit value at $10 for each Sub-Account.  Thereafter, the daily value of Accumulation Units in a Sub-Account will vary depending on the Investment Experience of the underlying mutual fund in which the Sub-Account invests and the application of any unit value credit.  We account for these performance fluctuations by using a "net investment factor," as described below, in our daily Sub-Account valuation calculations.  Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.  If a unit value credit is available, it will be applied each day when we calculate the unit value for the Sub-Account.  Unit value credits are not guaranteed and are available within Nationwide’s sole discretion (see "Unit Value Credit").

We determine the net investment factor for each Sub-Account on each Valuation Period by dividing (a) by (b) and adding (c), where:

(a)	is the sum of:

(1)	the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period; and

(2)	the per share amount of any dividend or income distributions made by the mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus

(3)
a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations if changes to the law result in a modification to the tax treatment of the separate account; and

(b)	is the NAV per share of the mutual fund determined as of the end of the immediately preceding Valuation Period; and

(c)is the unit value credit.

At the end of each Valuation Period, we determine the Sub-Account's Accumulation Unit value.  The Accumulation Unit value for any Valuation Period is determined by multiplying the Accumulation Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.

Unit Value Credit

A unit value credit is a discretionary amount applied by Nationwide in the calculation of a Sub-Account’s net investment factor resulting in an increase of a Sub-Account’s Accumulation Unit Value.  Unit value credits represent all or a portion of the amount that Waddell &Reed, Inc. ("W&R") pays to us or our affiliates because of expenses we incur for administrative, recordkeeping, shareholder, and certain distribution services we provide when underlying mutual funds are purchased, redeemed or transferred (see "Information on Underlying Mutual Fund Payments").

We determine annually whether a unit value credit will be applied to each Sub-Account.   If we decide to stop applying a unit value credit to a Sub-Account, we will give the Owner advance notification in writing.   We will continue to pay the unit value credit unless we no longer continue to receive the payments from W&R or if the expense (including total compensation), mortality, and investment experience for all policies issued under the prospectus are no longer as favorable as we assumed when the policies were issued.

Unit value credits vary among Sub-Accounts and some Sub-Accounts are not eligible for a unit value credit.  Since unit value credits are determined at our sole discretion, application or the continued application of unit value credits is not guaranteed, and we may discontinue unit value credits at any time.  When applied, unit value credits are incorporated into the daily unit value calculation for the applicable Sub-Account.

All unit value credits and any gains or losses attributable to such amounts are treated as earnings under the Policy for tax purposes.

The following table lists the current unit value credit that applies to each Sub-Account.  The unit value credit is expressed as a percentage of average annual mutual fund assets held by the Sub-Account.

Ivy Funds Variable Insurance Portfolios	Unit Value Credit
Asset Strategy	0. 45%
Balanced	0. 45%
Bond	0. 45%
Core Equity	0. 45%
Dividend Opportunities	0. 45%
Energy	0. 45%
Global Bond	0. 45%
Global Natural Resources	0. 45%
Growth	0. 45%
High Income	0. 45%
International Core Equity	0. 45%
International Growth	0. 45%
Limited-Term Bond	0. 45%
Micro Cap Growth	0. 45%
Mid Cap Growth	0. 45%
Money Market	0. 20%
Pathfinder Aggressive	0. 20%
Pathfinder Conservative	0. 20%
Pathfinder Moderate	0. 20%
Pathfinder Moderately Aggressive	0. 20%
PathfinderModerately Conservative	0. 20%
Real Estate Securities	0. 45%
Science and Technology	0. 45%
Small Cap Growth	0. 45%
Small Cap Value	0. 45%
Value	0. 45%

There is no separate charge for this feature.

Transfers Among and Between the Policy Investment Options

Sub-Account Transfers

Policy owners may request transfers to or from the Sub-Accounts once per Valuation Period, subject to the terms and conditions described in this prospectus and the prospectuses of the underlying mutual funds.  Transfers will be implemented by redeeming Accumulation Units from the Sub-Account(s) indicated by the policy owner and using the redemption proceeds to purchase Accumulation Units in another Sub-Account(s) as directed by the policy owner.  The net result is that the policy owner’s Cash Value will not change (except due to standard market fluctuations), but the number and allocation of Accumulation Units within the policy will change.

Neither the policies nor the mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as "market-timing" or "short-term trading").  If you intend to use an active trading strategy, you should consult your registered representative and request information on other Nationwide policies that offer mutual funds that are designed specifically to support active trading strategies.

We discourage (and will take action to deter) short-term trading in this policy because the frequent movement between or among Sub-Accounts may negatively impact other investors in the policy.  Short-term trading can result in:

•	the dilution of the value of the investors' interests in the mutual fund;

•
mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this policy from the negative impact of these practices, we have implemented, or reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies.  We cannot guarantee that our attempts to deter active trading strategies will be successful.  If active trading strategies are not successfully deterred by our actions, the performance of Sub-Accounts that are actively traded will be adversely impacted.  Policy owners remaining in the affected Sub-Account will bear any resulting increased costs.

Short-Term Trading Fees.  Some mutual funds assess a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of the allocation to the Sub-Account.  The fee is assessed against the amount transferred and is paid to the mutual fund.  These fees compensate the mutual fund for any negative impact on fund performance resulting from short-term trading.  Some underlying mutual funds may refer to short-term trading fees as "redemption fees."

U.S. Mail Restrictions.  We monitor transfer activity in order to identify those who may be engaged in harmful trading practices.  Transaction reports are produced and examined.  Generally, a policy may appear on these reports if the policy owner (or a third party acting on their behalf) engages in a certain number of "transfer events" in a given period.  A "transfer event" is any transfer, or combination of transfers, occurring in a given Valuation Period.  For example, if a policy owner executes multiple transfers involving 10 Sub-Accounts in one day, this counts as one transfer event.  A single transfer occurring in a given Valuation Period that involves only two Sub-Accounts (or one Sub-Account if the transfer is made to or from a fixed investment option) will also count as one transfer event.

As a result of this monitoring process, we may restrict the form in which transfer requests will be accepted.  In general, we will adhere to the following guidelines:

Trading Behavior	Nationwide's Response
Six or more transfer events in one calendar quarter
Nationwide will mail a letter to the policy owner notifying them that:
(1)they have been identified as engaging in harmful trading practices; and
(2)if their transfer events exceed 11 in two consecutive calendar quarters or 20 in one calendar year, the policy owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfer events in two consecutive calendar quarters OR More than 20 transfer events in one calendar year	Nationwide will automatically limit the policy owner to submitting transfer requests via U.S. mail.

For purposes of Nationwide's transfer policy, U.S. mail includes standard U.S. mail, expedited U.S. mail, and expedited delivery via private carrier.

Each January 1st, we will start the monitoring anew, so that each policy starts with zero transfer events each January 1.  See, however, the "Other Restrictions" provision below.

Managers of Multiple Policies.  Some investment advisors/representatives manage the assets of multiple Nationwide policies pursuant to trading authority granted or conveyed by multiple policy owners.  These multi-policy advisors will be required by Nationwide to submit all transfer requests via U.S. mail.

Other Restrictions.  We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some policy owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted.

Any restrictions that we implement will be applied consistently and uniformly.  In the event a restriction we impose results in a transfer request being rejected, we will notify you that your transfer request has been rejected.  If a short-term trading fee is assessed on your transfer, we will provide you a confirmation of the amount of the fee assessed.

Underlying Mutual Fund Restrictions and Prohibitions.

Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any of our policy owners;

(2)	request the amounts and dates of any purchase, redemption, transfer, or exchange request ("transaction information"); and

(3)
instruct us to restrict or prohibit further purchases or exchanges by policy owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the underlying mutual funds upon their request.  In addition, we are required to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund upon instruction from the underlying mutual fund.  We and any affected policy owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund.  If an underlying mutual fund refuses to accept a purchase or request to exchange into the underlying mutual fund submitted by us, we will keep any affected policy owner in their current underlying mutual fund allocation.

Fixed Investment Option Transfers

Prior to the policy’s Maturity Date, you may make transfers involving the fixed investment option (the Fixed Account).  These transfers will be in dollars.  We reserve the right to limit the number of times and frequency of transfers involving the fixed investment option.  Specifically, we may prohibit you from transferring to or from the fixed investment option before the end of the first policy year and we may limit you to one transfer every 12 months.

Transfers to the Fixed Account.  On transfers to the Fixed Account, we may prohibit you from transferring more than 25% of the Cash Value allocated to the Sub-Accounts as of the close of business on the prior Valuation Period.  Additionally, we reserve the right to refuse any transfer to the Fixed Account if the Fixed Account’s Cash Value comprises more than 30% of the policy’s Cash Value.

Transfers from the Fixed Account.  On transfers from the Fixed Account, we may prohibit you, in any policy year, from transferring more than 25% of the Cash Value of the Fixed Account as of the end of the previous policy year (subject to state restrictions).  Transfers out of the Fixed Accountwill be on a last-in, first-out basis (LIFO).

Any restrictions that we implement will be applied consistently and uniformly.

Contacting the Service Center

All inquiries, paperwork, information requests, service requests, and transaction requests should be made to the Service Center:
•	by telephone at 1-800-221-1100 (TDD 1-800-238-3035)

•	by mail to P.O. Box 182835, Columbus, Ohio 43218-2835

•	by fax at 1-888-634-4472

•	by Internet at www.waddell.com.

We reserve the right to restrict or remove the ability to submit service requests via Internet, phone, or fax upon written notice.

Not all methods of communication are available for all types of requests.  To determine which methods are permitted for a particular request, refer to the specific transaction provision in this prospectus, or call the Service Center.  Requests submitted by means other than described in this prospectus could be returned or delayed.

Service and transaction requests will generally be processed on the Valuation Period they are received at the Service Center as long as the request is in good order (see “Valuation of Accumulation Units” for more information about processing transactions when the NYSE is closed) .  Good order generally means that all necessary information to process the request is complete and in a form acceptable to us.  If a request is not in good order, we will take reasonable actions to obtain the information necessary to process the request.  Requests that are not in good order may be delayed or returned.  We reserve the right to process any transaction request sent to a location other than the Service Center on the Valuation Period it is received at the Service Center.

We may be required to provide information about your policy to government regulators.  If mandated under applicable law, we may be required to reject a Premium payment and to refuse to process transaction requests for transfers, surrenders, loans, and/or death benefits until instructed otherwise by the appropriate regulator.

We will use reasonable procedures to confirm that instructions are genuine and we will not be liable for following instructions that we reasonably determined to be genuine.  We may record telephone requests.  Telephone and computer systems may not always be available.  Any telephone system or computer, whether yours or ours, can experience outages or slowdowns for a variety of reasons.  The outages or slowdowns could prevent or delay processing.  Although we have taken precautions to support heavy use, it is still possible to incur an outage or delay.  To avoid technical difficulties, submit transaction requests by mail.

The Policy

Generally

The policy is a legal contract.  It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Data Pages; and the application, including any supplemental applications.   This prospectus discloses all material provisions of the policy.  In addition to the terms and conditions of the policy, policy owner rights are governed by this prospectus and protected by federal securities laws and regulations.   The benefits described in the policy and this prospectus, including any optional Riders or modifications in coverage, may be subject to our underwriting and approval.  We will consider the statements you make in the application as representations, and we will rely on them as being true and complete.  However, we will not void the policy or deny a claim unless a statement is a material misrepresentation.  If you make an error or misstatement on the application, we will adjust the Death Benefit and Cash Value accordingly.

Any modification (or waiver) of our rights or requirements under the policy must be in writing and signed by our president or corporate secretary.  No agent may bind us by making any promise not contained in the policy.

We may modify the policy, our operations, or the separate account’s operations to meet the requirements of any law (or regulation issued by a government agency) to which the policy, our company, or the separate account is subject.  We may modify the policy to assure that it continues to qualify as a life insurance policy under the federal tax laws.  We will notify you of all modifications and we will make appropriate endorsements to the policy.

The policy is nonparticipating, meaning that we will not be contributing any operating profits or surplus earnings toward the policy Proceeds.

To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

It is important to remember the portion of any amounts allocated to our general account and any guaranteed benefits we may provide under the policy exceeding the value of amounts held in the separate account are subject to our claims paying ability.

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Policy Owner and Beneficiaries

Policy Owner.  The policy belongs to the owner named in the application.  You, as policy owner, may exercise all policy rights and options while the policy is In Force.  You may also change the policy, but only in accordance with its terms.  You may name a contingent owner who will become the policy owner if the policy owner dies before Proceeds become payable.  Otherwise, ownership will pass to the policy owner’s estate, if the policy owner is not the Insured.

Policy Owner Rights.  Subject to our approval, the policy owner may exercise all policy rights in accordance with policy terms while the policy is In Force.  These rights include, but are not limited to, the following:

•	changing the policy owner, contingent owner, and beneficiary;

•	assigning, exchanging, and/or converting the policy;

•	requesting transfers, policy loans, and partial surrenders or a complete surrender; and

•	changing insurance coverage such as death benefit option changes, adding or removing Riders, and/or increasing or decreasing the Total Specified Amount.

These rights are explained in greater detail throughout this prospectus.

You may name different policy owners or contingent owners (so long as the policy is In Force) by submitting a written request to our Service Center.  Any such change request will become effective as of the date signed.  There may be adverse tax consequences to changing parties of the policy.

Beneficiaries.  The principal right of a beneficiary is to receive the Death Benefit upon the Insured's death while the policy is In Force.  As long as the policy is In Force, you may: name more than one beneficiary, designate primary and contingent beneficiaries, change or add beneficiaries, and/or direct us to distribute Proceeds other than described below.

If a primary beneficiary dies before the Insured, we will pay the Death Benefit to the remaining primary beneficiaries.  Unless you specify otherwise, we will pay multiple primary beneficiaries in equal shares.  A contingent beneficiary will become the primary beneficiary if all primary beneficiaries die before the Insured and before any Proceeds become payable.  You may name more than one contingent beneficiary.  Unless you specify otherwise, we will also pay multiple contingent beneficiaries in equal shares.

To change or add beneficiaries, you must submit a written request to our Service Center.  A change request is effective as of the date we record it at our Service Center.

Purchasing a Policy

The policy is available for Insureds between the age of zero and Attained Age 85.  To purchase the policy, you must submit a completed application and the required initial Premium payment as stated on the Policy Data Page.

We must receive evidence of insurability that satisfies our underwriting standards (this may require a medical examination) before we will issue a policy.  We can provide you with the details of our underwriting standards.  We reserve the right to reject any application for any reason permitted by law.  Additionally, we reserve the right to modify our underwriting standards on a prospective basis to newly issued policies at any time.

The minimum initial Specified Amount is $100,000.  We reserve the right to modify the minimum Specified Amount on a prospective basis to newly issued policies at any time.

Initial Premium Payment.  The amount of your required initial Premium payment will depend on the following factors: the initial Specified Amount, Death Benefit option elected, any Riders elected, and the Insured's age, sex, health, and activities.  You may pay the initial Premium to our Service Center or to our authorized representative.  The initial Premium payment must be at least $50.  The initial Premium payment will not be applied to the policy until the underwriting process is complete.

Insurance Coverage.  Issuance of full insurance coverage requires that the Insured meet all underwriting requirements, the required initial Premium is paid, and the policy is delivered while the Insured is alive.  We will not delay delivery of the policy to increase the likelihood that the Insured is not living at the time of policy delivery.  Depending on the outcome of our underwriting process, more or less Premium may be necessary for us to issue the policy.  We also have the right to reject any application for insurance, in which case we will return your Premium payment within two business days of the date we make the decision to reject your application.

After we approve an application, insurance coverage will begin and will be In Force on the Policy Date shown on the Policy Data Page.  Changes in the Specified Amount (which may only be requested after the first policy year) will be effective on the next monthly policy anniversary after we approve the change request.

Insurance coverage will end upon the Insured's death, when we begin to pay the Proceeds, or when the policy reaches the Maturity Date, unless it is extended.  Coverage will also end if the policy Lapses.

Temporary Insurance Coverage.  Temporary insurance coverage (of an amount equal to the Specified Amount, up to $1,000,000) may be available for no charge before full insurance coverage takes effect.  You must submit a temporary insurance agreement and make an initial Premium payment.  The amount of this initial Premium payment will depend on the initial Specified Amount, your choice of Death Benefit option, and any Riders you elect.  Temporary insurance coverage will remain In Force for no more than 60 days from the date of the temporary insurance agreement.  If full coverage is denied, the temporary insurance coverage will terminate five days from the date we mail a termination notice (accompanied by a refund equal to the Premium payment you submitted).  If full coverage is approved, the temporary insurance coverage will terminate on the date that full insurance coverage takes effect.  Allocation of the initial Net Premium will be determined by the right to examine law of the state in which the policy was issued.

Right to Cancel (Examination Right)

For a limited time, commonly referred to as the "free look" period, you may cancel the policy and receive a refund.  For non-replacement and replacement transactions in states other than New York, and non-replacement transactions in New York, the free look period expires 10 days after you receive the policy.  For replacement transactions in New York, the free look period expires 60 days after you receive the policy.  If you decide to cancel the policy during the free look period, return the policy to the sales representative who sold it or to our Service Center, along with your written cancellation request. Your written request must be received, if returned by means other than U. S. mail, or post-marked, if returned by U.S. mail, by the last day of the free look period.  If we do not receive your policy at our Service Center by the close of business on the date the free look period expires, you will not be permitted to cancel your policy free of charge.  If the policy is canceled, we will treat the policy as if it was never issued.

Within seven days of a cancellation request, we will refund the amount prescribed by law.  If the policy is issued in New York and the policy was not a replacement, we are required to refund the initial Premium upon exercise of the free look provision.  Therefore, we will hold all of the initial Net Premium designated to be allocated to the Sub-Accounts in the available money market Sub-Account until the free look period expires.  At the expiration of the free look period, we will transfer the variable account Cash Value to the Sub-Accounts based on the allocation instructions in effect at the time of the transfer.  If the policy is issued in any other state, or is a replacement policy issued in New York, we will refund the Cash Value upon exercise of the free look provision.  Therefore, all of the initial Net Premium will be allocated to the designated Sub-Accounts, based on the allocation instructions in effect at that time, at the price next determined.

Premium Payments

This policy does not require a payment of a scheduled Premium amount to keep it In Force.  It will remain In Force as long as the conditions that cause a policy to Lapse do not exist.  However, we will send scheduled Premium payment reminder notices to you according to the Premium payment schedule shown on the Policy Data Page.  If you decide to make an additional Premium payment, you must send it to our Service Center.  Each Premium payment must be at least $50.  Upon request, we will furnish Premium payment receipts.

You may make additional Premium payments at any time while the policy is In Force, subject to the following:

•	We may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy’s Net Amount At Risk.

•	We will refund Premium payments that exceed the applicable premium limit established by the IRS to qualify the policy as a contract for life insurance.

•
We will monitor Premiums paid and will notify you when the policy is in jeopardy of becoming a modified endowment contract.   For more information regarding modified endowment contracts, see   "Periodic Withdrawals, Non-Periodic Withdrawals and Loans” in “Taxes.”

•	We may require that policy Indebtedness be repaid before we accept any additional Premium payments.

Premium payments will be allocated according to the allocation instructions in effect at the time the Premium is received.

Cash Value

We will determine the Cash Value at least monthly.  At the end of any given Valuation Period, the Cash Value is equal to the sum of:

•	the value of the Accumulation Units allocated to the Sub-Accounts;

•	amounts allocated to the fixed investment option, including credited interest; and

•	amounts allocated to the policy loan account, including credited interest.

Surrenders and policy charges and deductions will reduce the Cash Value.  Thus, the Cash Value will fluctuate daily and there is no guaranteed Cash Value.  Accordingly, if the Cash Value is a factor in calculating a benefit associated with the policy, the value of that benefit will also fluctuate.  The loan account is part of our general account and will not be affected by the Investment Experience of the Sub-Accounts.  While they are both part of our general account, the fixed investment option and the loan account may be credited interest at different rates.  If the policy is surrendered, the Cash Value will be reduced by the amount of any outstanding policy loans and unpaid charged interest in the loan account to calculate the Cash Surrender Value.

Changing the Amount of Insurance Coverage

After the first policy year, you may request to change the Specified Amount.  However, no change will take effect unless the new Cash Surrender Value would be sufficient to keep the policy In Force for at least three months.  Changes to the Specified Amount will typically alter the Death Benefit (see "Changes in the Death Benefit Option").

Any request to increase the Specified Amount must be at least $50,000 and the Insured must be Attained Age 85 or younger at the time of the request.  An increase in the Specified Amount may cause an increase in the Net Amount At Risk.  Because the Cost of Insurance Charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will usually cause the policy's Cost of Insurance Charge to increase.  An increase in the Specified Amount may require you to make larger or additional Premium payments in order to avoid Lapsing the policy.  An additional Underwriting and Distribution Charge and surrender charge schedule will also apply whenever you increase the Base Policy Specified Amount.  To increase the Specified Amount, you must submit a written request to our Service Center and you must provide evidence of insurability that satisfies our underwriting standards.

You may request to decrease the Specified Amount.  We apply Specified Amount decreases to the most recent Specified Amount increase, and continue applying the decrease backwards, ending with the original Specified Amount.  Decreases to the Specified Amount may decrease the dollar amount of policy charges calculated per $1,000 of Specified Amount or Net Amount At Risk (including any Rider charges so calculated), depending on the death benefit option elected and the amount of the Cash Value.  Decreases may also result in a surrender charge being assessed (see "Surrender Charges").

We will deny any request to reduce the Specified Amount below the minimum Specified Amount shown on the Policy Data Page.  We will also deny any request that would disqualify the policy as a contract for life insurance.  To decrease the Specified Amount, you must submit a written request to our Service Center.

Changes to the Specified Amount will become effective on the next monthly policy anniversary after we approve the request unless you request and we approve a different date.  We reserve the right to limit the number of Specified Amount changes to one increase and one decrease each policy year.

Right to Exchange

You have an exchange right under the policy.  At any time within the first 24 months of coverage from the Policy Date, you may surrender this policy and use the Cash Surrender Value to purchase a new policy on the Insured’s life without evidence of insurability.  After the first 24 months of coverage, you may still surrender the policy and use the Cash Surrender Value to purchase a new policy on the same

Insured’s life.  However, issuance of the new policy will depend on the Insured providing satisfactory evidence of insurability.

The new policy may be one of our available fixed benefit life insurance policies.  The death benefit on the new policy may not be greater than the Death Benefit on this policy immediately prior to the exchange date.  The new policy will have the same Specified Amount, Policy Date, and issue age.  We will base Premium payments on our rates in effect for the same sex, Attained Age and underwriting class of the Insured on the exchange date, unless otherwise required by state law.  You may transfer Indebtedness to the new policy.

You must make your exchange request on our official forms to our Service Center.  The policy must be In Force and not in a Grace Period.  You must pay a Surrender Charge if applicable and surrender the policy to us.  You must pay us any money due on the exchange (any amount needed to ensure that the Cash Surrender Value of the new policy is the same as the Cash Surrender Value of this policy).  You may request that we pay you any excess of the Cash Surrender Value of this policy over the Cash Surrender Value of the new policy.  The exchange may have adverse tax consequences.  The new policy will take effect on the exchange date only if the Insured is alive.  This policy will terminate when the new policy takes effect.

Annual Option to Purchase Paid Up Coverage

On each policy anniversary, you have the option to surrender the policy and apply the Cash Surrender Value to purchase extended term insurance without evidence of insurability.  The amount of the extended term insurance will equal the Death Benefit, less any Indebtedness.  The extended term insurance coverage will be in effect for as long a period as the Cash Surrender Value will purchase at the Insured's Attained Age on the date of transfer.  The Cash Value of the extended term insurance, at any time, will be equal to the cost of the extended term insurance at the Insured's Attained Age at that time.  The cost of the extended term insurance will be based on an interest rate of 3% and the 2001 Commissioner’s Standard Ordinary Mortality Select and Ultimate Table, distinct by sex and rate class.

Additionally, on each policy anniversary, you have the option to surrender the policy and apply the Cash Surrender Value to purchase a guaranteed fixed paid-up benefit without evidence of insurability.  The amount of the fixed paid-up benefit will be the amount of benefit that the Cash Surrender Value can purchase at the Insured's Attained Age on the date of the transfer, but before the deduction of monthly policy charges.  The Cash Value of the paid-up benefit equals the cost of the fixed paid-up benefit at the Insured's Attained Age at the time the paid-up benefit is calculated.  The cost is calculated using an interest rate of 3% and the policy's guaranteed mortality table.

Terminating the Policy

There are several ways that the policy can terminate.  You may surrender the policy for its Cash Surrender Value (which may result in adverse tax consequences).  Coverage under the policy will end when we receive your written request to surrender the policy at our Service Center.  The policy will automatically terminate when the Insured dies, the policy matures, or the Grace Period ends.

Assigning the Policy

You may assign any rights under the policy while the policy is In Force, subject to our approval.  If you do, your beneficiary’s interest will be subject to the person(s) to whom you have assigned rights.  Your assignment must be in writing and will become effective on the date we record it at our Service Center.  Your assignment will be subject to any outstanding policy loans, policy liens, garnishments, court orders, or any previous assignments.

Reminders, Reports, and Illustrations

Upon request, we will send you scheduled Premium payment reminders and transaction confirmations.  We will also send you semi-annual and annual reports that show:

•	the Specified Amount;
•	minimum monthly Premiums;
•	Premiums paid;
•	all charges since the last report;
•	the current Cash Value;
•	the Cash Surrender Value; and
•	Indebtedness.

Confirmations of individual financial transactions, such as transfers, partial Surrenders, loans, etc., are generated and mailed automatically.  Copies may be obtained by contacting our Service Center.  You may receive information faster from us and reduce the amount of mail you receive by signing up for our eDelivery program.  We will notify you by e-mail when important documents, like statements and prospectuses, are ready for you to view, print, or download from our secure server.  If you would like to choose this option, go to www.nationwide.com/login.

We will send these reminders and reports to the address you provide on the application unless directed otherwise.  At any time after the first policy year, you may ask for an illustration of future benefits and values under the policy.

IMPORTANT NOTICE REGARDING DELIVERY

OF SECURITY HOLDER DOCUMENTS

When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements, and semi-annual and annual reports are required to be mailed to multiple policy owners in the same household, Nationwide will mail only one copy of each document, unless notified otherwise by the policy owner(s).  Household delivery will continue for the life of the policies.

A policy owner can revoke their consent to household delivery and reinstitute individual delivery by contacting our Service Center.  We will reinstitute individual delivery within 30 days after receiving such notification.

Standard Policy Charges

We will take deductions from Premium payments and/or the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the charges assessed under the policy.  We begin to deduct monthly charges from your policy's Cash Value on the Policy Date.  These charges are assessed by redeeming Accumulation Units.  The number of Accumulation Units redeemed is determined by dividing the dollar amount of the charge by the Accumulation Unit value for the Sub-Account.  If you have a policy loan, a complete description of how interest credited and charged results in costs to you is described in the "Policy Loans" section of this prospectus.

Sales Load

We deduct the Sales Load (as part of the Premium Load) from each Premium payment to compensate us for our sales expenses.  The guaranteed maximum Sales Load is equal to an annualized rate of $65 per $1,000 of Premium.

Currently, the amount of the Sales Load is based on the following schedule:

Policy Year	Premium up to the Commissionable Target Premium Amount	Premium in excess of the Commissionable Target Premium amount
1-5	6.5%	2.5%
6-15	4.5%	1.5%
16+	1.5%	1.5%

We may waive the Sales Load on the initial Premium paid into this Policy as part of a sponsored exchange program to another policy we offer through Nationwide Life Insurance Company, or our wholly-owned subsidiary, Nationwide Life and Annuity Insurance Company as permitted under the securities laws and/or rules or by order of the SEC.

Commissionable Target Premium.  The Commissionable Target Premium referred to above is the amount of premium Nationwide needs to recoup the cost of the initial sales expense and the future maintenance costs of the policy.   The Commissionable Target Premium varies by issue age, sex, and risk classification and ranges from $3 per $1,000 of Specified Amount to $65 per $1,000 of Specified Amount.   Please request an illustration and consult with your registered representative for more specific information, or contact our Service Center.

Premium Taxes

We deduct Premium Taxes (as part of the Premium Load) from each Premium payment to reimburse us for state and local premium taxes (at the estimated rate of 2.25%) and for federal premium taxes (at the estimated rate of 1.25%).  The current (and guaranteed maximum) Premium Tax is $35 per $1,000 of Premium.  This amount is not the actual amount of the tax liability we incur.  It is an estimated amount.  If the actual tax liability is more or less, we will not adjust the charge retroactively.

A Note on the Premium Load. We deduct a Premium Load from each Premium payment to partially reimburse us for our sales expenses and Premium taxes, and certain actual expenses, including acquisition costs.  The Premium Load also provides revenue to compensate us for assuming risks associated with the policy, and revenue that may be a profit to us.

Short-Term Trading Fees

Some mutual funds offered in the policy may assess (or reserve the right to assess) a short-term trading fee (sometimes called "redemption fee" by the mutual fund) in connection with transfers from a Sub-Account that occur within 60 days after the date of allocation to the Sub-Account.

Short-Term Trading Fees are intended to compensate the mutual fund (and policy owners with interests allocated in the Sub-Account) for the negative impact on mutual fund performance that may result from frequent, short-term trading strategies.  Short-Term Trading Fees are not intended to affect the large majority of policy owners not engaged in such strategies.

Any Short-Term Trading Fee assessed by any mutual fund available in conjunction with the policy will equal 1% of the amount determined to be engaged in short-term trading.  Short-Term Trading Fees will only apply to those Sub-Accounts corresponding to mutual funds that charge such fees (see the mutual fund's prospectus).  Any Short-Term Trading Fees paid are retained by the mutual fund and are part of the mutual fund’s assets.  Policy owners are responsible for monitoring the length of time allocations are held in any particular Sub-Account.  We will not provide advance notice of the assessment of any applicable Short-Term Trading Fee.

For a complete list of the Sub-Accounts that assess (or reserve the right to assess) a Short-Term Trading Fee, see "Appendix A: Sub-Account Information" later in this prospectus.
If a Short-Term Trading Fee is assessed, the mutual fund will charge the separate account 1% of the amount determined to be engaged in short-term trading.  The separate account will then pass the Short-Term Trading Fee on to the specific policy owner that engaged in short-term trading by deducting an amount equal to the Short-Term Trading Fee from that policy owner's Sub-Account value.  All such fees will be remitted to the mutual fund; none of the fee proceeds will be retained by us or the separate account.

When multiple allocations are made to a Sub-Account that is subject to Short-Term Trading Fees, transfers out of that Sub-Account will be considered to be made on a first in/first out (FIFO) basis for purposes of determining Short-Term Trading Fees.  In other words, Accumulation Units held the longest time will be treated as being transferred first, and Accumulation Units held for the shortest time will be treated as being transferred last.

Some transactions are not subject to Short-Term Trading Fees, including:

•	scheduled and systematic transfers, such as those associated with dollar cost averaging programs and asset rebalancing programs;

•	policy loans;

•	full or partial surrenders; or

•	payment of the Proceeds.

New share classes of certain currently available mutual funds may be added as investment options under the policy.  These new share classes may require the assessment of Short-Term Trading Fees.  When these new share classes are added, new Premiums and transfers to the Sub-Accounts in question may be limited to the new share class.

Illustration Charge

Currently, we do not assess an Illustration Charge, which would compensate us for the administrative costs of generating the illustration.  We may elect in the future to assess an Illustration Charge which will not exceed $25 per illustration requested.  Any Illustration Charge must be paid at the time of the illustration request.  The Illustration Charge will not be deducted from the policy's Cash Value.

Partial Surrender Fee

Currently, we do not deduct a Partial Surrender Fee, which would compensate us for the administrative costs associated with calculating and generating the surrender amount.  We may elect in the future to assess a Partial Surrender Fee which will not exceed the lesser of $25 or 2% of the amount surrendered.  Any Partial Surrender Fee assessed will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.

Surrender Charges

We deduct a surrender charge from the Cash Value if you surrender or Lapse the policy.  Also, if you increase the Specified Amount, and then reduce the Specified Amount to less than it was before the increase, we will deduct a surrender charge from the Cash Value.

The surrender charge is assessed to compensate us for policy underwriting expenses and sales expenses, including processing applications, conducting medical exams, determining insurability (and the Insured’s underwriting class), and establishing policy records.  Thus, the surrender charge is comprised of two components: the underwriting component and the sales component.

The underwriting component equals the product of the Specified Amount and the administrative target factor.  (The administrative target factor is actuarially derived and is used to determine how much we should charge per Premium payment for underwriting expenses.)  The administrative target factor varies by the Specified Amount and the Insured's age when the policy was issued.  A table showing the Administrative Target Factors can be found in Appendix D to this prospectus.

The sales component is the lesser of the following two amounts: (1) the product of the Specified Amount, divided by 1,000, and the surrender target factor; and (2) the sum of all Premium payments you made during the first policy year.  The surrender target premium is actuarially derived and is used to determine how much we should charge per Premium payment for sales expenses.  The surrender target premium varies by the Insured's sex, the Insured's age when the policy was issued, and the Insured's underwriting class.  A table showing the Surrender Target Factors can be found in Appendix D to this prospectus.

The initial surrender charge is the sum of the underwriting component and a percentage (that varies by age, sex, Specified Amount, and risk class, and ranges between 20% to 65%) of the sales component.  A table showing the applicable Surrender Charge Percentage can be found in Appendix D to this prospectus.

Generally, surrender charges will be greater for Insureds who are older or in poor health and less for Insureds who are younger or in good health.  For a given Insured, larger Specified Amounts will produce greater surrender charges.  In addition, surrender charges will increase with the amount of Premium you pay in the first policy year, or first year after a Specified Amount increase, up to the dollar amount produced by the calculation in (1) of the sales component description above, which represents the maximum surrender charge we are permitted by law for this policy.  Beyond this point increasing the first year Premium you pay will not impact your surrender charges.

When considering the potential impact of surrender charges, you should remember that variable universal life insurance is not suitable as an investment vehicle for short-term savings.  It is designed for long-term financial planning.  Attempting to minimize your surrender charges by choosing a lower Specified Amount may result in inadequate death benefit coverage, and paying less first year Premium to minimize surrender charges may result in higher cost of insurance charges and a greater chance your policy could lapse.  You should consult with your registered representative and carefully weigh all relevant benefit and charge factors together with your goals in purchasing this policy.

Depending on the policy year of the surrender and the Insured's age at the time of policy issuance or at the time an increase becomes effective, the actual surrender charge paid will be a decreasing percentage of the initial surrender charge, as set forth in the following table:

Reduction of Surrender Charges

Policy year calculated from the Policy Date or effective date of Specified Amount Increase:	Surrender Charge, as a percentage of the initial Surrender Charge:
	Issue Ages 0-49	Issue Ages 50+
1	100%	100%
2	100%	95.0%
3	100%	90.0%
4	95.0%	85.0%
5	87.5%	77.5%
6	80.0%	70.0%
7	72.5%	60.0%
8	65.0%	50.0%
9	57.5%	40.0%
10	50.0%	30.0%
11	40.0%	20.0%
12	30.0%	10.0%
13	20.0%	0%
14	10.0%	0%
15 and thereafter	0%	0%

Each increase to the Specified Amount (referred to as Specified Amount segments) will have its own surrender charge.  Surrender charges for an increase are only 60% of the surrender charge for a corresponding initial segment.  The surrender charge for each Specified Amount segment, when added together, will equal your total surrender charge.

See "Appendix C: Surrender Charge Example" for more information and examples showing how the Surrender Charge is calculated.

Any surrender charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.

We will waive the surrender charge of your policy if you elect to surrender it in exchange for a plan of permanent fixed life insurance offered by us, as described in the "Right to Exchange" section subject to the following:

•	the exchange and waiver are subject to your providing us new evidence of insurability and our underwriting approval; and

•	you have not invoked any of these Riders:

1.	Premium Waiver Rider;

2.	Waiver of Monthly Deductions Rider; or

3.	Acceleration of Life Insurance Death Benefit for Qualified Long-Term Care Services Rider.

Cost of Insurance Charge

We deduct a Cost of Insurance Charge from the policy's Cash Value on the Policy Date and on each monthly anniversary of the Policy Date to compensate us for providing expected mortality benefits, and to reimburse us for certain actual expenses, including acquisition costs and state and federal taxes.  This charge also provides revenue to compensate us for assuming certain risks associated with the policy, and revenue that may be profit to us.  The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate.  The cost of insurance rate will vary by the Insured’s sex, issue age, and underwriting class, any Substandard Ratings, how long the policy has been In Force, and the Total Specified Amount.  The cost of insurance rates are based on our expectations as to future mortality and expense experience.

There will be a separate cost of insurance rate for the initial Base Policy Specified Amount and any Base Policy Specified Amount increase.  The cost of insurance rates will never be greater than those shown on the Policy Data Pages.

Flat Extras and Substandard Ratings. As part of our underwriting process, we may inquire about the occupation and activities of the Insured.  If the activities or occupation of an Insured cause an increased health or accident risk, it may result in the Insured receiving a Substandard Rating.  If this is the case, we may add an additional component to the Cost of Insurance Charge called a "Flat Extra."  The Flat Extra accounts for the increased risk of providing life insurance when one or more of these factors apply to the Insured.  The Flat Extra is a component of the total Cost of Insurance Charge, so if applied it will be deducted from the Policy's Cash Value on the Policy Date and the monthly anniversary of the Policy Date.  The monthly Flat Extra is between $0.00 and $2.08 per $1,000 of the Net Amount At Risk.  If a Flat Extra is applied, it is shown in the Policy Data Pages.  In no event will the Flat Extra result in the Cost of Insurance Charge exceeding the maximum charge listed in the Fee Table of this prospectus.

We will uniformly apply a change in any cost of insurance rate for Insureds of the same age, sex, underwriting class, and any Substandard Ratings and Specified Amount, if their policies have been In Force for the same length of time.  If a change in the cost of insurance rates causes an increase to your Cost of Insurance Charge, your policy’s Cash Value could decrease.  If a change in the cost of insurance rates causes a decrease to your Cost of Insurance Charge, your policy's Cash Value could increase.

The Cost of Insurance Charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.

Mortality and Expense Risk Charge

We deduct a monthly Mortality and Expense Risk Charge from the policy's Cash Value allocated to the Sub-Accounts on each monthly anniversary of the Policy Date to compensate us for assuming the risk associated with mortality and expense costs. This charge also provides revenues to compensate us for assuming certain risks associated with the policy, and revenues that may be profit to us.  The mortality risk is that the Insured will not live as long as expected.  The expense risk is that the costs of issuing and administering the policy will be more than expected.  The Mortality and Expense Risk Charge will be deducted proportionally from your Sub-Account allocations.

The maximum guaranteed Mortality and Expense Risk Charge is equal to an annualized rate of $8.00 per $1,000 of all variable account Cash Value for policy years 1-15, and $3.00 per $1,000 of all variable account Cash Value for policy years 16 and later.  Currently, the amount of the Mortality and Expense Risk Charge that is assessed is based on the following schedule:

Cash Value	Policy Years 1 – 15	Policy Years 16+
Charge for first $250,000 of Variable Cash Value	$8.00 per $1,000	$3.00 per $1,000
Charge for Variable Cash Value in excess of $250,000	$3.00 per $1,000	$2.00 per $1,000

This means that on a current basis, the Mortality and Expense Risk Charge rate will decrease the longer your policy remains In Force and as greater amounts of Cash Value are allocated to the variable Sub-Accounts, subject to allocation of sufficient dollar amounts to qualify for the lower current rates.

Administrative Per Policy Charge

We deduct a monthly Administrative Per Policy Charge from the policy's Cash Value to reimburse us for the costs of maintaining the policy, including accounting and record-keeping.  Currently, the Administrative Per Policy Charge is $9 per month in all years.  The maximum guaranteed Administrative Per Policy Charge is $9 per month in all years.

The Administrative Per Policy Charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.

Underwriting and Distribution Charge

We deduct a monthly Underwriting and Distribution Charge from the policy's Cash Value to compensate us for sales, underwriting, distribution, and issuance of the policy.  The Underwriting and Distribution Charge will be assessed for seven years for Specified Amounts issued at ages 0-39, and five years for Specified Amounts issued at age 40 or higher, as measured from the Policy Date for the initial Specified Amount, and from the effective date of any increase in the Specified Amount.  Currently, the amount of the Underwriting and Distribution Charge is assessed based on the following schedule:

Issue Age	Per $1,000 Charge for the first $250,000 of the Base Policy Specified Amount	Per $1,000 Charge for Base Policy Specified Amount in excess of $250,000
0-8	$ 0.08	$ 0.08
9-17	$ 0.09	$ 0.08
18-24	$ 0.10	$ 0.08
25-33	$ 0.11	$ 0.08
34-35	$ 0.12	$ 0.08
36-37	$ 0.12	$ 0.08
38-39	$ 0.13	$ 0.07
40-41	$ 0.16	$ 0.06
42-45	$ 0.17	$ 0.05
46-50	$ 0.17	$ 0.05
51-55	$ 0.18	$ 0.05
56-60	$ 0.19	$ 0.05
61-70	$ 0.20	$ 0.05
71-85	$ 0.20	$ 0.05

The guaranteed maximum amount of the Underwriting and Distribution Charge is based on the following schedule:

Issue Age	Per $1,000 Charge for the first $250,000 of Base Policy Specified Amount	Per $1,000 Charge for Base Policy Specified Amount in excess of $250,000
0-8	$ 0.08	$ 0.08
9-17	$ 0.09	$ 0.09
18-24	$ 0.10	$ 0.10
25-33	$ 0.11	$ 0.10
34-35	$ 0.12	$ 0.10
36-37	$ 0.12	$ 0.10
38-39	$ 0.13	$ 0.10
40-41	$ 0.16	$ 0.10
42-45	$ 0.17	$ 0.10
46-50	$ 0.17	$ 0.10
51-55	$ 0.18	$ 0.10
56-60	$ 0.19	$ 0.10
61-70	$ 0.20	$ 0.10
71-85	$ 0.20	$ 0.10

The Underwriting and Distribution Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.

Policy Loan Interest Charge

We charge interest on the amount of Indebtedness at the maximum guaranteed rate of 4.5% per annum.  The interest will accrue daily and is payable at the end of each policy year, or at the time of a new loan, a loan repayment, the Insured's death, a policy Lapse, or a full surrender.  If the interest is not paid when due, we will add it to the outstanding loan amount by transferring a corresponding amount of Cash Value from each Sub-Account to the loan account in the same proportion as your Sub-Account allocations.

Mutual Fund Operating Expenses

In addition to the charges listed above, there are also charges associated with the mutual funds in which the Sub-Accounts invest.  While you will not pay these charges directly, they will affect the value of the assets you have allocated to the Sub-Accounts because these charges are reflected in the underlying mutual fund prices that we subsequently use to value your Sub-Account units.  Please see the underlying mutual funds’ prospectuses for additional information about these charges.  Contact our Service Center to receive, free of charge, copies of the prospectuses for any of the underlying mutual funds available under the policy.

Reduction of Charges

The policy may be purchased by individuals, corporations, and other entities.  We may reduce or eliminate certain charges (sales load, surrender charge, administrative charges, cost of insurance charge, or other charges) where the size or nature of the group allows us to realize savings with respect to sales, underwriting, administrative, or other costs.  Where prohibited by state law, we will not reduce charges associated with the policy.

We determine the eligibility and the amount of any reduction by examining a number of factors, including: the number of policies owned with different insureds; the total Premium we expect to receive; the total cash value of commonly owned policies; the nature of the relationship among individual insureds; the purpose for which the policies are being purchased; the length of time we expect the individual policies to be In Force; and any other circumstances which are rationally related to the expected reduction in expenses.

We may lower commissions to the selling broker-dealer and/or increase charge back of commissions paid for policies sold with reduced or eliminated charges.  If you have questions about whether your policy is eligible for reduction of any charges, please consult with your registered representative for more specific information.  Your registered representative can answer your questions and where appropriate can provide you with illustrations demonstrating the impact of any reduced charges for which you may be eligible.

We may change both the extent and the nature of the charge reductions.  Any charge reductions will be applied in a way that is not unfairly discriminatory to policy owners and will reflect the differences in costs of services we provide.

Entities considering purchasing the policy should note that in 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex.  The policies are based upon actuarial tables that distinguish between men and women unless the purchaser is an entity and requests that we use non-sex distinct tables.  Thus the policies generally provide different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

A Note on Charges

During a policy's early years, the expenses we incur in distributing and establishing the policy exceed the deductions we take.  Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long-term financial investment.  Accordingly, we have designed the policy with features and investment options that we believe support and encourage long-term ownership.

We make many assumptions and account for many economic and financial factors when we establish the policy's fees and charges.  The following is a discussion of some of the factors that are relevant to the policy's pricing structure.

Distribution, Promotional, and Sales Expenses.  Distribution, promotional, and sales expenses include amounts we pay to broker-dealer firms as commissions, expense allowances, and marketing allowances.  We refer to these expenses collectively as "total compensation." The maximum total compensation we pay to any broker-dealer firm in conjunction with policy sales is 99% of first year Premiums and 15% of renewal Premium after the first year.

We have the ability to customize the total compensation package of our broker-dealer firms.  We may vary the form of compensation paid or the amounts paid as commission, expense allowance, or marketing allowance; however, the total compensation will not exceed the maximum (99% of first year Premiums and 15% of renewal Premium after the first year).  Commission may also be paid as an asset-based amount instead of a Premium-based amount.  If an asset-based commission is paid, it will not exceed 0.20% of the non-loaned Cash Value per year.

The actual amount and/or forms of total compensation we pay depend on factors such as the level of premiums we receive from respective broker-dealer firms and the scope of services they provide.  Some broker-dealer firms may not receive maximum total compensation.

Individual registered representatives typically receive a portion of the commissions/total compensation we pay, depending on their arrangement with their broker-dealer firm.  If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

Information on Underlying Mutual Fund Payments

Our Relationship with the Underlying Mutual Funds.  The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The separate account aggregates policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.  The separate account (not the policy owners) is the underlying mutual fund shareholder.  When the separate account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  We incur these expenses instead.

We also incur the distribution costs of selling the policy (as discussed above), which benefit the underlying mutual funds by providing policy owners with Sub-Account options that correspond to the underlying mutual funds.

An investment advisor or subadvisor of an underlying mutual fund or its affiliates may provide us or our affiliates with wholesaling services that assist in the distribution of the policy and may pay us or our affiliates to participate in educational and/or marketing activities.  These activities may provide the advisor or subadvisor (or their affiliates) with increased exposure to persons involved in the distribution of the policy.

Types of Payments We Receive.  In light of the above, the underlying mutual funds or their affiliates make certain payments to us or our affiliates (the “payments”).  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the policies and other variable policies we and our affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the policies, paying expenses that we or our affiliates incur in promoting, marketing, and administering the policies and the underlying mutual funds, and achieving a profit.

We or our affiliates receive the following types of payments:

•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
Payments by an underlying mutual fund’s advisor or subadvisor (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.

Furthermore, we benefit from assets invested in our affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because our affiliates also receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, we may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the policies (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, we would have imposed higher charges under the policy.

Amount of Payments We Receive.  For the year ended December 31, 2011, the underlying mutual fund payments we and our affiliates received from the underlying mutual funds did not exceed 0.60% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through this policy or other variable policies that we and our affiliates issue.  Payments from investment advisors or subadvisors to participate in educational and/or marketing activities have not been taken into account in this percentage.  Most underlying mutual funds or their affiliates have agreed to make payments to us or our affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments we or our affiliates receive depends on the assets of the underlying mutual funds attributable to the policy, we and our affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

Identification of Underlying Mutual Funds.  We may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor we consider during the identification process is whether the underlying mutual fund’s advisor or subadvisor is one of our affiliates or whether the underlying mutual fund, its advisor, its subadvisor(s), or an affiliate will make payments to us or our affiliates.

There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges of the policy in relation to its features and benefits when making your decision to invest.  Please note that higher policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

Policy Riders and Rider Charges

You may purchase one or more of the Riders listed below.  There may be additional charges assessed for elected Riders.  The availability, operation, and benefits of the Riders described in this prospectus may vary by the state where the policy is issued.  We will assess any Rider charge by taking deductions from the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the Rider charges.  We begin to deduct monthly Rider charges from your policy's Cash Value on the Policy Date or on the first monthly policy anniversary after the Rider is elected.

Note:  The charge for certain Riders may be treated as a distribution from the policy for income tax purposes (see "Taxes, Periodic Withdrawals, Non-Periodic Withdrawals, and Loans"). Consult with your tax advisor.

Overloan Lapse Protection Rider

The Overloan Lapse Protection Rider prevents the policy from Lapsing due to Indebtedness by providing a guaranteed paid-up insurance benefit.  The Rider is designed to enable the policy owner of a policy with a substantially depleted Cash Value, due to outstanding Indebtedness, to potentially avoid the negative tax consequences associated with Lapsing the policy.

Neither the IRS nor the courts have ruled on the tax consequences of invoking the Overloan Lapse Protection Rider.  It is possible that the IRS or a court could assert that the Indebtedness should be treated as a distribution, all or a portion of which could be taxable when you elect to invoke the benefits under the Rider.  You should consult with a tax advisor regarding the risks associated with invoking this Rider.

Availability. All policies for which the guideline premium/cash value corridor life insurance qualification test is elected will automatically receive the Overloan Lapse Protection Rider (state law permitting).  The Rider is dormant until specifically invoked by the policy owner, at which time the policy is assessed a one-time charge.

This Rider is not available for policies for which the cash value accumulation life insurance qualification test was elected.

Eligibility.  The policy owner is eligible to invoke the Overloan Lapse Protection Rider upon meeting the following conditions:

•	Indebtedness reaches a certain percentage of the policy's Cash Value (the percentage will vary based upon the Insured's Attained Age);

•	The Insured is Attained Age 75 or older;

•	The policy is currently In Force and has been In Force for at least 15 years;

•	The policy's Cash Value is at least $100,000; and

•	All amounts available to be withdrawn without the imposition of federal income tax have been withdrawn.

The first time the policy's Indebtedness reaches the percentage that makes the policy eligible for the Rider, Nationwide will send a letter to the policy owner notifying them of the policy's eligibility to invoke the Rider.  The letter will also describe the Rider, its cost, and its guaranteed benefits.

You need not invoke the Rider immediately upon notification of eligibility.  The Rider may be invoked at any time, provided that the above conditions are met.

Note: Election of this Rider may impact other provisions of your policy including certain other riders.

After Nationwide receives your request to invoke the Rider, Nationwide will adjust the policy, as follows:

1.	If not already in effect, the Death Benefit option will be changed to Death Benefit Option 1.

2.	The Specified Amount will be adjusted to equal the lesser of: (1) the Specified Amount immediately before you invoked the Rider, or (2) the Specified Amount that will cause the Death Benefit to equal the Minimum Required Death Benefit immediately after the charge for the Rider is deducted.

3.
Any non-loaned Cash Value (after deduction of the Overloan Lapse Protection Rider charge) will be transferred to the Fixed Account, where it will earn the minimum guaranteed fixed interest rate of the base policy (shown on the Policy Data Page).

After the above adjustments are made, the Indebtedness will continue to grow at the policy's loan charged rate, and the amount in the policy loan account will continue to earn interest at the policy's loan crediting rate.  No policy charges will be assessed.  No further loans may be taken from the policy and no withdrawals may be taken from the policy (except for a full policy surrender).  Cash Value may not be transferred out of the Fixed Account.  The Death Benefit will be the greater of the Specified Amount or the Minimum Required Death Benefit.  The policy will remain as described above for the duration of the policy.

Upon invocation of this Rider, the following riders, if also elected, will terminate:

•	Acceleration of Life Insurance Death Benefit for Qualified Long-Term Care Services Rider
•	Spouse Life Insurance Rider
•	Waiver of Monthly Deductions
•	Extended Death Benefit Guarantee Rider

Invocation of the Overloan Lapse Protection Rider is irrevocable.

Overloan Lapse Protection Rider Charge.  We deduct a one-time Overloan Lapse Protection Rider Charge at the time you invoke the Rider to cover the administrative costs and to compensate us for the risks associated with the Rider's guaranteed paid-up death benefit.  The Overloan Lapse Protection Rider Charge is the product of the policy's Cash Value and an age-based factor shown in the Rider.  The Rider charge varies by the Insured's age and the Cash Value. The maximum charge for this Rider is $42.50 per $1,000 of Cash Value and the minimum charge is $1.50 per $1,000 of Cash Value.

The Overloan Lapse Protection Rider Charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.  If the Cash Value less Indebtedness is insufficient to satisfy the Overloan Lapse Protection Rider Charge, you cannot invoke the Rider without repaying enough Indebtedness to cover the Overloan Lapse Protection Rider Charge.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.  Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.

Children’s Term Insurance Rider

Subject to our underwriting approval, you may purchase term life insurance on any and all of the Insured's children at any time.  If an insured child dies before the Insured dies and before the Maturity Date, the policy pays a benefit to the named beneficiary.  The insurance coverage for each insured child will continue (as long as the policy is In Force) until the earlier of: (1) the policy anniversary on or after the date the Insured’s child turns age 22; or (2) the policy anniversary on which the Insured reaches Attained Age 65.

Subject to certain conditions specified in the Rider, the Rider may be converted into a policy on the life of the insured child without evidence of insurability.  The Rider will be effective until the Rider's term expires, until we pay the benefit, or until you terminate the Rider by written request to our Service Center.

Children’s Insurance Rider Charge.  If you elect this Rider we will deduct a monthly Children's Insurance Rider Charge to compensate us for providing term insurance on the lives of each and all of the Insured's children.  The Rider charge is $0.43 per $1,000 of the Rider's Specified Amount and will be assessed as long as the policy is In Force and the Rider is in effect.  The Rider charge will be the same, even if you request to change the number of children covered under the Rider.  However, we may decline your request to add another child based on our underwriting standards.

The Children's Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.  Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Acceleration of Life Insurance Death Benefit for Qualified Long-Term Care Services Rider

The benefit associated with this Rider is that, upon meeting certain requirements, the policy owner is paid a benefit to assist with the costs of qualified long-term care services or qualified terminal illness. You may invoke this Rider to receive monthly benefits or a lump sum benefit.

The maximum monthly benefit will be equal to the lesser of A, B, and C where:

A.	is 2% of the Specified Amount at the time monthly benefits begin;

B.	is the per diem amount allowed by the Health Insurance Portability and Accountability Act times the number of days in the month; and

C.	is the current Specified Amount minus Indebtedness.

The lump sum benefit is payable only upon a qualified terminal illness as described below. We reserve the right to limit the Lump Sum Benefit to the lesser of:

1.	25% of the Specified Amount,

2.	Specified Amount minus Indebtedness, and

3.	$50,000.

Invoking the Rider. To be able to invoke this Rider for monthly benefits, the Insured must be certified by a Licensed Health Care Practitioner (as defined in Section 1861(r)(1) of the Social Security Act) as:

1.	being unable to perform without substantial assistance from another individual at least 2 of the following Activities of Daily Living (ADL) for a period of at least

90 days due to a loss of functional capacity: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair);

2.
having a level of disability similar to the level of disability described in the ADL trigger as determined under regulations prescribed by the Secretary of the Treasury in consultation with the Secretary of Health and Human Services; or

3.	requiring substantial supervision to protect such individual from threats to health and safety due to Severe Cognitive Impairment.

In addition, a 90-day waiting period, referred to as an elimination period, must be satisfied before benefits are paid.  The elimination period can be satisfied by any combination of days of Long Term Care Facility stay or days of Home Health Care, as those terms are defined in the rider.  These days of care or services need not be continuous, but must be accumulated within a continuous period of 730 days.  The elimination period has to be satisfied only once while this Rider is in effect.

To be able to invoke this Rider for a lump sum benefit, the Insured must be diagnosed by a Licensed Health Care Practitioner with a Qualified Terminal Illness. A Qualified Terminal Illness is defined as an illness or physical condition, including a physical injury, that can reasonably be expected to result in death within 12 months.See your tax advisor about the use of this Rider.

You may purchase this Rider at any time.  If you purchase it after the Policy Date, we will require evidence of insurability.  There is a free-look period associated with this Rider. Within 30 days of receipt of the Rider, you may return it to the sales representative who sold it to you, or to us at our Service Center, and we will void the Rider and refund the related charges.  This Rider will be effective until we have paid the benefit, until you invoke the Overloan Lapse Protection Rider, or until you terminate the Rider by written request to our Service Center.

The Acceleration of Life Insurance Death Benefit for the Qualified Long-Term Care Services Rider is not currently approved for sale in the Virgin Islands as of the date of this prospectus.  Please consult your registered representative for future availability.

Rider Effect on Policy Values. Each Rider benefit payment will reduce the Specified Amount by the amount of the benefit payment. Each benefit payment will also reduce the policy’s Cash Value by an amount proportional to the Specified Amount reduction.

Rider Charge.  If you elect this Rider we will deduct a monthly Rider Charge to compensate us for providing benefits upon the Insured meeting certain eligibility requirements. The Rider charge is the product of the Rider's Net Amount At Risk and the Rider’s cost of insurance rate.  The Rider’s cost of insurance rate is based on our expectations of you meeting the qualifications for Rider benefits and will vary by the Insured's sex, Issue Age, underwriting class, and any Substandard Ratings.   The maximum charge for this Rider is $28.65 per $1,000 of Rider Net Amount at Risk and the minimum charge is $0.00 per $1,000 of Rider Net Amount at Risk.

The Rider Charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Long-Term Care Referral Service.  If this Rider is elected, the Insured will have access to a national long-term care services referral network via a toll-free telephone number.  Services include free consultation and tailored information to assist in planning and implementing a care plan.  These services are currently provided through a third party.  There is no separate additional charge for this service.  This service is subject to availability and may be modified, suspended, or discontinued at any time upon thirty days written notice.

Spouse Life Insurance Rider

The benefit associated with the Spouse Life Insurance Rider is a death benefit payable upon the death of the spouse named on the application (“Insured Spouse”) to the designated beneficiary.  If no beneficiary is designated, the benefit is payable to the Insured.

You may purchase this Rider at any time while the policy is In Force, subject to underwriting approval and the following age restrictions:

•	the Insured must be between Attained Age 21 and 59 (this Rider is no longer available on or after the policy anniversary on which the Insured reaches Attained Age 59); and

•	the Insured Spouse must be between the Attained Age 18 and 69 at the time this Rider is elected.

Coverage continues until the Rider anniversary on which the Insured Spouse reaches Attained Age 70, or until the Maturity Date, whichever is earliest.  This Rider will be effective until the Rider’s term expires, until we have paid the benefit, until you invoke the Overloan Lapse Protection Rider, or until you decide to terminate this Rider by written request to our Service Center.

This Rider has a conversion right.  The Insured Spouse may exchange this Rider's benefit for a level premium, level benefit, permanent plan of whole life insurance, subject to limitations. Upon conversion, the Cash Value of the policy to which this Rider is attached will not be affected.  No evidence of the Insured Spouse’s insurability is required for conversion.  The following are required to exercise this conversion right:

(1)	conversion must be applied for in writing;

(2)	you must exercise your conversion right while both:

a.
the policy and Rider are In Force and not in a Grace Period (if the Insured under the policy dies anytime while this policy and Rider are In Force, conversion must be applied for within 90 days after we receive proof of death for the Insured); and

b.	prior to the Rider anniversary date on which the Insured Spouse reaches Attained Age 66;

(3)	the amount of coverage available for any new policy purchased under this right of conversion is subject to the following:

a.	the coverage amount of the new policy must be for the greater of $10,000 or the minimum amount available for the new policy under our issue rules at the time; but

b.	no more than 100% of the Rider Specified Amount.

(4)	the new policy must be for a plan of insurance we are issuing on the date of conversion;

(5)	the Premium for the new policy will be based on the rates in effect on the date of conversion;

(6)
the Premium rate for the new policy will be based on the Attained Age of the Insured Spouse on the date of conversion, the same class of risk as this Rider, if available, and the rates in use at that time.  If this Rider's risk class is not available for the new policy, the next best risk class available will apply; and

(7)	no supplemental benefits or additional coverage may be added without evidence of the Insured Spouse's insurability and our consent.

The effective date of the new policy will be the date of conversion.  The incontestability and suicide periods of the new policy will start on the effective date of this Rider.

Spouse Life Insurance Rider Charge.  If you elect this Rider, we will deduct a monthly Rider charge to compensate us for providing term insurance on the life of the Insured Spouse.  The Rider charge is the product of the Rider's Specified Amount and the Insured Spouse life insurance cost of insurance rate.  We base the Insured Spouse life insurance cost of insurance rate on our expectations as to the mortality of the Insured Spouse.  The Insured Spouse life insurance cost of insurance rate will vary by the Insured Spouse’s sex, Attained Age, underwriting class, any Substandard Ratings, and the Rider's Specified Amount.   The maximum charge for this rider is $10.23 per $1,000 of rider Specified Amount and the minimum charge is $0.10 per $1,000 of rider Specified Amount.

The Spouse Life Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.  Because we deduct the charge associated with this Rider from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.  Decreases in the Base Policy Specified Amount may result in a corresponding decrease in the Rider's Specified Amount.

Accidental Death Benefit Rider

The benefit associated with the Accidental Death Benefit Rider is the payment of a benefit, in addition to the Death Benefit, to the named beneficiary upon the Insured’s accidental death.  Accidental death means the Insured died within 90 days of sustaining, and as a result of, bodily injury caused by external, violent, and accidental means from a cause other than a risk not assumed.  Risks not assumed vary by state.  For specific information regarding Rider conditions and risks not assumed in the state where your policy was issued, refer to your Rider form and/or consult with your registered representative or call our Service Center.

Subject to our underwriting approval, you may purchase this Rider at any time on or after the policy anniversary on which the Insured reaches Attained Age 5 and before the policy anniversary on which the Insured reaches Attained Age 65 (while the policy is In Force).  The Rider coverage continues until the Insured reaches Attained Age 70.  This Rider will be effective until the Rider's term expires, until we have paid the benefit, or until you terminate the Rider by written request to our Service Center.

Accidental Death Benefit Rider Charge.  If you elect this Rider, we will deduct a monthly Accidental Death Benefit Rider Charge to compensate us for providing coverage in the event of the Insured’s accidental death.  The Rider charge is the product of the Rider's Specified Amount and the accidental death benefit cost of insurance rate.  We base the accidental death benefit cost of insurance rate on our expectations as to the likelihood of the Insured's accidental death.  The accidental death benefit cost of insurance rate will vary by the Insured's Attained Age and any Substandard Ratings.   The maximum charge for this Rider is $0.75 per $1,000 of Rider Specified Amount and the minimum charge is $0.05 per $1,000 of Rider Specified Amount.

The Accidental Death Benefit Rider Charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Premium Waiver Rider

Subject to our underwriting approval, you may purchase this Rider at any time on or after the policy anniversary on which the Insured reaches Attained Age 21 and before the policy anniversary on which the Insured reaches Attained Age 59 (while the policy is In Force).  You may not purchase both this Rider and the Waiver of Monthly Deductions Rider.

The benefit associated with the Premium Waiver Rider is a monthly credit to the policy upon the Insured’s total disability for six consecutive months not caused by a risk not assumed.  Risks not assumed vary by state.  For specific information regarding Rider conditions and risks not assumed in the state where your policy was issued, refer to your Rider form and/or consult with your registered representative or call our Service Center.

The amount credited to the policy is the lesser of:

•	the Premium you specified; or

•	the average actual monthly Premiums you paid over the last 36 months prior to the disability (or such shorter period of time that the policy has been In Force).

The monthly credit applied pursuant to the Rider may not be sufficient to keep your policy from Lapsing.  If the policy Lapses while Rider benefits are being paid, the Rider benefit will be applied to purchase an equivalent guaranteed level premium, level benefit to age 65 term policy.

Purchasing this Rider could help preserve the Death Benefit.

If the Insured is younger than Attained Age 63 at the time of the total disability, the Rider coverage continues until the Insured reaches Attained Age 65.  If the Insured is Attained Age 63 or older at the time of the total disability, the Rider coverage continues for two years.  This Rider is effective until the Rider’s term expires (unless we are paying a benefit under the Rider) or until you terminate the Rider by written request to our Service Center.

Premium Waiver Rider Charge.  If you elect this Rider we will begin deducting a monthly Premium Waiver Rider Charge to compensate us for crediting the policy with the amount of scheduled due and payable Premium payments upon the Insured’s total disability for six consecutive months.

The Rider charge is the product of the Rider's benefit (the monthly policy credit) and the premium waiver cost rate.  We base the premium waiver cost rate on our expectations as to likelihood of the Insured's total disability for six consecutive months.  The premium waiver rider monthly rates are established at issue and will not change while the Rider remains In Force.  At issue or upon reinstatement, rates will vary by policy based on the Insured's sex, Attained Age, underwriting class, and any Substandard Ratings.   The maximum charge for this Rider is $315 per $1,000 of Premium waiver benefit and the minimum charge is $42 per $1,000 of Premium waiver benefit.

The Premium Waiver Rider Charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Change of Insured Rider

The benefit associated with the Change of Insured Rider is that you may designate a new Insured, subject to insurability and other conditions.  The Rider is only available in connection with policies issued to corporate entities or in other business contexts where the primary purpose is to provide protection or benefits to employees. The Rider is not available to individuals outside of these limited business purposes.  The costs and benefits under the policy after the change of Insured will be based on the underwriting classification and characteristics of the new Insured.

The amount of insurance coverage after the date the Insured is changed shall be the total Specified Amount shown on the application to change the Insured provided that (1) the policy continues to qualify as life insurance under the Code and (2) such specified amount equals or exceeds the minimum total Specified Amount shown on the Policy Data Pages.  You may elect this Rider at the time of application or at any time while the policy is In Force.  Coverage on the new Insured will become effective on the change date.  Coverage on the previous Insured will terminate on the day before the change date.  The change date is the first monthly anniversary on or next following the date the change of Insured conditions are met.  The Policy Date will not change.

Change of Insured conditions:

1.	At the time of the change, the new Insured must have the same business relationship to the policy owner as did the previous Insured.

2.	The new Insured may be required to submit evidence of insurability to us.

3.	The new Insured must satisfy our underwriting requirements.

4.	The policy must be In Force and not be in a Grace Period at the time of the change.

5.	The new Insured must have been at least age 18 on the Policy Date.

6.The policy owner must make written application to change the Insured.

The costs and benefits under the policy after the change will be based on the underwriting classification and characteristics of the new Insured.  However, it will have no impact on the policy's Specified Amount.  You may elect this Rider at any time except, if you also elected the Extended Death Benefit Guarantee Rider, while your policy is being kept In Force by it.

Change of Insured Rider Charge.  There is no charge associated with the Change of Insurance Rider.

Additional Term Insurance Rider

The benefit associated with the Additional Term Insurance Rider is term life insurance on the Insured, in addition to the Death Benefit, payable to the beneficiary upon the Insured’s death.

Subject to our underwriting approval, you may purchase this Rider at any time while the policy is In Force until the Insured reaches Attained Age 85.  If you purchase this Rider after the Policy Date, we will require evidence of insurability.  The Rider benefit amount may vary monthly and is based on the chosen Death Benefit.  You may renew coverage annually until the Insured reaches Attained Age 120, when this Rider’s term expires.

At any time while the policy and the Rider are In Force (including on the Rider's maturity date), you may convert the term life insurance associated with this Rider into Specified Amount and apply it to the policy.  Converting the term life insurance associated with this Rider may impact the overall cost of your policy as the cost of insurance charges for the term life insurance are generally lower compared to the cost of insurance charges for Base Policy Specified Amount.  Any such conversion request must be made in writing and submitted to our Service Center.  We will not require evidence of insurability upon conversion.

Before deciding whether to purchase the Additional Term Insurance Rider it is important for you to know that when you purchase this Rider, the compensation received by your registered representative and his or her firm is less than when compared to purchasing insurance coverage under the base policy.  As a result of this compensation reduction, the charges assessed for the cost of insurance under this Rider will be lower for a significant period of time.  There are instances where the Additional Term Insurance Rider may require lower Premium to maintain the total Death Benefit over the life of the policy or may require increased Premium when compared to not purchasing the Rider at all.

There are also some distinct disadvantages to purchasing the Rider, such as not being able to extend the Maturity Date for coverage under the Rider (resulting in a loss of coverage at maturity).  Another disadvantage is the base policy guaranteed policy continuation provision will only cover the Additional Term Insurance Rider for the first five policy years.  In comparison, the base policy allows longer coverage for issue ages under Attained Age 70.   In addition, the Extended Death Benefit Guarantee Rider does not cover the Additional Term Insurance Rider at all, and invoking it will terminate the Additional Term Insurance Rider (see “Lapse” and “Extended Death Benefit Guarantee Rider”).

If you have questions about whether the Rider is appropriate for you, consult your registered representative for more specific information on this Rider and its potential benefits.  Your registered representative can answer your questions and provide you with illustrations demonstrating the impact of purchasing coverage under the Rider.

Additional Term Insurance Rider Charge.  If you elect this Rider, we will deduct a monthly Additional Term Insurance Rider Charge to compensate us for providing term life insurance on the Insured.  The monthly cost of insurance charge for this Rider is determined by multiplying the Rider monthly cost of insurance rate by the Rider Death Benefit.  The Rider death benefit will be equal to the difference between the total Death Benefit and the base policy death benefit.  We base the Additional Term Insurance Rider cost of insurance rate on our expectation as to the Insured's mortality.  The Additional Term Insurance Rider cost of insurance rate will vary by the Insured's sex, Attained Age, underwriting class, any Substandard Ratings, and the Total Specified Amount.   The maximum charge for this Rider is $83.34 per $1,000 of Rider Death Benefit and the minimum charge is $0.02 per $1,000 of Rider Death Benefit.

The Additional Term Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on the Cash Value.

Waiver of Monthly Deductions Rider

Subject to our underwriting approval, you may purchase this Rider at any time on or after the policy anniversary on which the Insured reaches Attained Age 21 and before the policy anniversary on which the Insured reaches Attained Age 59 (as long as the policy is In Force).  You may not purchase both this Rider and the Premium Waiver Rider.

The benefit associated with the Waiver of Monthly Deductions Rider is a benefit (in the form of a credit or expense waiver) to assist the policy owner with policy expenses upon the Insured's disability for six consecutive months not caused by a risk not assumed.  Risks not assumed vary by state.  For specific information regarding Rider conditions and risks not assumed in the state where your policy was issued, refer to your Rider form and/or consult with your registered representative or call our Service Center.

The benefit takes the form of a waiver of the policy's monthly charges.

Note:  This Rider's benefit alone may not be sufficient to keep your policy from Lapsing.  Therefore, you may need to make additional Premium payments to prevent Lapse even while the Rider’s benefit is being paid.  However, while the Rider's benefit is being paid, it will cost you less on a monthly basis to keep the policy In Force.

How long the benefit lasts depends on the Insured's Attained Age at the beginning of the total disability.  If the Insured's total disability begins before the Insured reaches Attained Age 60, the benefit continues for as long as the Insured is totally disabled (even if that disability extends past when the Insured reaches Attained Age 65) or until you invoke the Overloan Lapse Protection Rider.  If the Insured's total disability begins when the Insured is between the Attained Ages of 60 and 63, the benefit continues until the Insured reaches Attained Age 65.  If the Insured's total disability begins after the Insured reaches Attained Age 63, the benefit continues for two years.

Waiver of Monthly Deductions Rider Charge.  If you elect this Rider we will deduct a monthly Waiver of Monthly Deductions Rider Charge to compensate us for waiving the policy's monthly charges upon the Insured’s total disability for six consecutive months.  The Rider charge is the product of the monthly policy charges (excluding the cost for this Rider) and the deduction waiver cost rate.  We base the waiver of monthly deductions cost rate on our expectations as to the likelihood of the Insured's total disability for six consecutive months.  The deduction waiver cost rate varies by the Insured's Attained Age and any Substandard Ratings.   The maximum charge for this Rider is $855 per $1,000 of Waiver of Monthly Deduction benefit and the minimum charge is $85 per $1,000 of Waiver of Monthly Deduction benefit .

The Waiver of Monthly Deductions Rider Charge will be deducted proportionally from your Sub-Account allocations and the Fixed Account.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Extended Death Benefit Guarantee Rider

General Information about this Rider.  This Rider is only available for election at the time of application for the policy.

This Rider provides additional Lapse protection beyond the protection provided under the "Guaranteed Policy Continuation Provision" section of the base policy.  Lapse protection lasts for a maximum of 10 years under the base policy.  Lapse protection is designed to provide you the potential long-term benefits of investing in a variable universal life policy while protecting you from losing the life insurance coverage under the policy due to adverse or unfavorable Investment Experience.

Before electing this Rider, carefully review the "Guaranteed Policy Continuation Provision" section of this prospectus.  If you are satisfied that the Lapse protection afforded under this provision of the base policy meets your needs, you should not purchase this Rider.

It is important to remember that you will be paying the Rider charge while the Guaranteed Policy Continuation Provision of the base policy is in effect.  In the event Lapse protection benefits become payable during the guaranteed policy continuation period of the base policy, the benefits provided will be greater than or equal to the benefits provided under the Rider.

If this Rider is elected, and while it remains In Force, the investment options available will be limited (see "Allocation Restrictions" below).  In addition, interaction of this Rider with other elected Riders may result in the limitation or elimination of Rider benefits (see "Interaction with Other Riders" below).

If you do not meet one of the Premium testing methods described in the "How this Rider Operates" subsection of this Rider, you will not receive any coverage or benefits afforded by this Rider.  In addition, if at any time after the 10th policy year you fail the 10-Year Paid-Up testing method, that method of testing will no longer be used to determine whether Rider coverage applies.

If you purchase this Rider, you must make two irrevocable elections at the time of application:

(1)	the portion of the Base Policy Specified Amount you want covered by this Rider (the "Guarantee Amount"). The Guarantee Amount must be between 50% and 100% of your Base Policy Specified Amount; and

(2)	the duration of the Rider coverage expressed in full policy years (the "Guarantee Duration"). The Guarantee Duration is subject to the following limits:

(a)	the minimum Guarantee Duration that may be elected is 20 years; and

(b)	the maximum Guarantee Duration that may be elected is equal to 120 years minus the Insured’s Attained Age on the Policy Date.

Allocation Restrictions.  Only certain investment options are available when you elect this Rider.  We selected the available Sub-Accounts on the basis of risk factors associated with their investment objective and Sub-Accounts were excluded from availability with this Rider on the basis of similar risk considerations.

The following allocations are permitted under this Rider:

(1)      the Fixed Account; and/or

(2)      any combination of the Sub-Accounts listed below:

Ivy Funds Variable Insurance Portfolios
•	Pathfinder Conservative
•	Pathfinder Moderate
•	Pathfinder Moderately Aggressive
•	Pathfinder Moderately Conservative

Allocations or transfers to investment options other than those listed above are not permitted while this Rider is In Force.  We reserve the right to modify the list of Rider investment options upon written notice.  If we substitute or delete a Sub-Account from the list of available investment options, the substitution or deletion will not affect existing policies where this Rider is already in effect.

You may instruct us to move your allocations back and forth between the available Rider investment options at any time while this Rider is In Force, which will be considered a transfer event.  While this Rider is In Force, your investment allocation (current and future) must be entirely (100%) to the Rider investment options listed above.  While this Rider is In Force, if you instruct us to allocate amounts to an investment option not available under this Rider, we will not process your request.  We will then notify you that you have submitted allocation instructions that violate the terms of this Rider.  Your allocation will remain unchanged until we receive instructions that comply with the allocation requirements of this Rider.  You may still choose to terminate this Rider and then instruct us to make allocations under any of the investment options available under the policy.  Termination of the Rider will end all charges and coverage under the Rider including payment of the Guarantee Amount.

How this Rider Operates.  During the Guarantee Duration, we conduct tests to determine whether the Net Accumulated Premium actually paid is equal to or greater than the required Net Accumulated Premium under either the 10-Year Paid-Up Method or the Monthly Premium Method.

The Net Accumulated Premium actually paid equals the cumulative sum of all Premiums paid from the Policy Date to the date of the most recent monthly anniversary of the Policy Date, reduced by any partial surrenders, Indebtedness, and Returned Premium.

The required Net Accumulated Premium is what must be paid for the Rider coverage to apply.  Under either test, the required Net Accumulated Premium represents the amount of Premium needed to offset Nationwide’s risk that the Insured may die during a period when the policy would otherwise Lapse.  In addition to your elections under this Rider, the required Net Accumulated Premium for each test will vary, based on the Insured’s sex, issue age, underwriting class, any Substandard Ratings, the Base Policy Specified Amount, Death Benefit option, and any other optional benefits elected.

You may decide to pay the required Net Accumulated Premium under either method.  Generally, the two methods of calculation are attributable to the different ways policy owners pay Premium.  The 10-Year Paid-Up Method is generally used by policy owners who pay a larger Premium during the first 10 policy years.  In contrast, the Monthly Premium Method is generally used by policy owners who pay a lower Premium over a longer period of time.

Described below is how and when we determine under each method whether you have paid the required Net Accumulated Premium for the Guarantee Amount to apply.

(1)
10-Year Paid-Up Method – This method determines a required Net Accumulated Premium that must be paid within a 10-year period beginning on the Policy Date, regardless of the Guarantee Duration you elect.  The required Net Accumulated Premium under this test is stated in the Policy Data Pages.  The test is satisfied if the Net Accumulated Premium paid is equal to or greater than the required Net Accumulated Premium stated in the Policy Data Pages.

During the first 10 policy years, this test is performed on any monthly anniversary of the Policy Date on which the policy's Cash Surrender Value is insufficient to pay the monthly policy charges, including monthly charges for any elected Riders.

This test is also performed on the first monthly anniversary of the Policy Date after the end of the 10th policy year.  If the test for the 10-Year Paid-Up Method is not satisfied at that time, Lapse protection under this method is no longer available and the test will no longer be performed.  If the test for the 10-Year Paid-Up Method is satisfied with the first test after the end of the 10th policy year, we will retest at the following times while the Rider remains in effect and the conditions under this method are met:

(a)	on any monthly anniversary of the Policy Date on which the policy's Cash Surrender Value is insufficient to pay the monthly policy charges, including monthly charges for any elected Riders;

(b)	on any date of a partial surrender or policy loan; and

(c)       on any date there is Returned Premium.

Lapse protection is no longer available and retesting will no longer be done under the 10-Year Paid-Up Method after any of the following circumstances occur:

•	failing to satisfy the 10-Year Paid-Up Method test at any time it is performed after the end of the 10th policy year;

•	the Guarantee Duration ends or this Rider is otherwise terminated;

•	increasing the Base Policy Specified Amount;

•	changing the Death Benefit option; or

•	adding or increasing any Rider coverage on or after the first anniversary of the Policy Date.

If any of the circumstances above occur, the 10-Year Paid-Up Method is no longer available; however, you may still maintain the Guarantee Amount if you satisfy the test under the Monthly Premium Method.

Note: Depending on how your policy is issued, Guideline Premium/Cash Value Corridor Test or Cash Value Accumulation Test, paying Premium equal to the Net Accumulated Premium under the 10-Year Paid-Up Method may disqualify your policy as a contract for life insurance under Section 7702 of the Code.  If this is the case, you can still pay Premium equal to (or in excess of) the required Net Accumulated Premium under the Monthly Premium Method.  Request and carefully review illustrations of your planned Rider elections, Premium payments, surrender, and/or policy loan activity before purchasing this Rider.

(2)
Monthly Premium Method – This method determines a monthly Premium amount that is stated in the Policy Data Pages.  The required Net Accumulated Premium under this test is the sum of the monthly Premium amount in effect for each respective month from the Policy Date to the most recent monthly anniversary of the Policy Date.  This test is satisfied if the Net Accumulated Premium paid is equal to or greater than the required Net Accumulated Premium under this method.

This test is performed on any monthly anniversary of the Policy Date during the Guarantee Duration on which the policy's Cash Surrender Value is insufficient to pay the monthly policy charges, including monthly charges for any elected Riders.

Unless this Rider is otherwise terminated, the Monthly Premium Method test will continue to be conducted for the entire Guarantee Duration.  This test cannot be lost due to policy changes or failure to meet the test on any given occasion.  However, the following policy changes may result in a change to the monthly Premium amount, and therefore the required Net Accumulated Premium, under this method and are subject to our approval:

•	increasing or decreasing the Base Policy Specified Amount;

•	adding or increasing any Rider coverage;

•	changing the Death Benefit option; or

•	changing the underwriting classification of the Insured.

Situations Where the Guarantee Amount may be Modified.  Any changes to the policy resulting in a decrease of the Base Policy Specified Amount, including partial surrenders, will also result in a proportional reduction of the Guarantee Amount.

How the Grace Period under the Base Policy Operates with this Rider. If the policy enters a Grace Period (i.e., Lapse protection is not available under the "Guaranteed Policy Continuation Provision" section and neither of the tests under this Rider are met), we will send you notification that includes the following Premium amounts that, if paid, will prevent the policy from Lapsing:

(1)	the amount of Premium required to prevent the policy from Lapsing under the "Grace Period" and "Guaranteed Policy Continuation Provision" sub-sections of the "Lapse" section of this prospectus; and

(2)	the amount of Premium required to increase the Net Accumulated Premium paid so that the the Monthly Premium Method test is satisfied.

Note:  Generally the amount required to prevent the policy from Lapsing under the 10-Year Paid-Up Method test, if applicable, will be greater.  If you would like to know how much additional Premium must be paid to satisfy the 10-Year Paid-Up Method, please contact our Service Center.  Also note that if the 10-Year Paid-Up Method test is not satisfied at any time after the 10th policy year, that test will no longer apply.

This Rider and the policy to which it is attached will terminate unless sufficient Premium is paid within the 61-day Grace Period.  This Rider cannot be reinstated after a Lapse (see "Lapse").

Interaction with Other Riders

Premium Waiver Rider

If you elected the Premium Waiver Rider, the benefits provided by that Rider in the form of Premium payments will be counted as part of the Net Accumulated Premium paid for the purposes of satisfying the Monthly Premium Method and 10-Year Paid-Up Method tests subject to the following:

•	when qualifying for the benefit under the Premium Waiver Rider, the Premium requirements of this Rider will not be reduced;

•	the benefit provided by the Premium Waiver Rider in the form of Premium payments may not be sufficient on its own to meet the Premium requirements associated with this Rider; and

•
if the benefit provided by the Premium Waiver Rider in the form of Premium payments is not sufficient to satisfy the Monthly Premium Method or 10-Year Paid-Up Method tests, you may have to pay additional Premium to meet the required Net Accumulated Premium under the tests.

Waiver of Monthly Deductions Rider

If the Waiver of Monthly Deductions Rider is elected, then upon qualifying for benefits under that Rider, the required Net Accumulated Premium for this Rider will not be waived or reduced.  The benefits provided by the Waiver of Monthly Deductions Rider, in contrast to the Premium Waiver Rider, will not count towards the Net Accumulated Premium for purposes of satisfying any of the required Net Accumulated Premium tests under the Rider.  Failure to make Premium payments sufficient to meet either test of required Net Accumulated Premium while you are receiving benefits under the Waiver of Monthly Deductions Rider may result in a loss of benefits under the Rider.

Acceleration of Life Insurance Death Benefit for Qualified Long Term Care Services Rider ("Long-Term Care Rider")

If the Long-Term Care Rider is elected, then upon qualifying for benefits under that Rider, the Premium requirements for the Rider will not be waived or reduced and charges for the Rider will continue to be deducted from the policy’s Cash Value.  Benefits under the Long-Term Care Rider do not reduce Net Accumulated Premiums.

The benefit associated with the Long-Term Care Rider is dependent upon the Base Policy Specified Amount.  If the Base Policy Specified Amount is greater than the Guarantee Amount associated with the Rider, then upon commencement of benefits under the Rider, the benefits provided by the Long-Term Care Rider will be reduced so that they continue to correspond to the Base Policy Specified Amount after the Rider is invoked.

Overloan Lapse Protection Rider

While the policy is being kept from entering a Grace Period by this Rider, the Overloan Lapse Protection Rider cannot be invoked without your first requesting termination of this Rider.

Invoking the Overloan Lapse Protection Rider at any other time will result in termination of this Rider and its charge.

Riders Terminating when Benefits under this Rider Commence. Once you begin to receive benefits under this Rider and before the end of the Guarantee Duration, no changes to the base policy will be permitted, i.e., changes to Specified Amount and addition of other optional riders.  In addition, if you elected any of the following Riders, they will terminate:

•	Spouse Life Insurance Rider

•	Change of Insured Rider

•	Children’s Term Insurance Rider

•	Accidental Death Benefit Rider

•	Additional Term Insurance Rider

•	Premium Waiver Rider

If another Rider is terminated by operation of this Rider, charges under terminated Riders will end and you may not reapply for the terminated Rider until the expiration of the Guarantee Duration.

Termination of the Extended Death Benefit Guarantee Rider.  This Rider will terminate and no coverage will apply if any of the following occurs:

(1)you elect to terminate this Rider in writing.  Termination by written request will be effective the next business day following receipt at our Service Center.  If you elect to terminate this Rider, we may require you to return the Rider and the policy for endorsement;

(2)the Guarantee Duration ends; or

(3)the policy Lapses, is surrendered, or otherwise terminates.

Note: This Rider cannot be reinstated if the policy Lapses.

Extended Death Benefit Guarantee Rider Charge.  We assess a charge for the coverage provided by this Rider.  The charge for each Base Policy Specified Amount segment is determined, and will vary, based on the Insured’s sex, issue age, underwriting class, Guarantee Amount, and Guarantee Duration.   The maximum charge for this Rider is $0.16 per $1,000 of Base Policy Specified Amount and the minimum charge is $0.01 per $1,000 of Base Policy Specified Amount.

This Rider charge will be deducted proportionally from your Sub-Account and Fixed Account allocations.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider may reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Policy Owner Services

Dollar Cost Averaging

You may elect to participate in the dollar cost averaging program at the time of application or at a later date by submitting an election form to our Service Center.  An election to participate in the program that is submitted after application will be effective at the end of the Valuation Period coinciding with the date provided on the election form or, if that date has passed or no date is specified, then at the end of the Valuation Period during which we receive your request.    There is no charge for dollar cost averaging and dollar cost averaging transfers do not count as transfer events.  We will continue to process dollar cost averaging transfers until there is no more value left in originating investment option(s) or until you instruct us to terminate your participation in the service.

Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations and promote a more stable Cash Value and Death Benefit over time.  Policy owners may direct us to automatically transfer specific amounts from the Fixed Account and the:

Ivy Funds Variable Insurance Portfolios
•	Money Market

to any other Sub-Account.  These funds may or may not be available depending on when you purchased this policy (see "Appendix A: Sub-Account Information").  Transfers from the Fixed Account must be no more than 1/30th of the Fixed Account value at the time you elect to participate in the program.

We do not assure the success of these strategies and we cannot guarantee that dollar cost averaging will result in a profit or protect against a loss.  You should carefully consider your financial ability to continue these programs over a long enough period of time to purchase Accumulation Units when their value is low, as well as when their value is high.  We may modify, suspend, or discontinue these programs at any time.  We will notify you in writing 30 days before we do so.

Enhanced Dollar Cost Averaging. Periodically, we may offer enhanced dollar cost averaging programs.  When offered, these programs will be available only at the time of application.  All or a portion of the initial Premium may be applied to a program.  Subsequent Premium is not eligible for inclusion in the program.  Under an enhanced dollar cost averaging program, the interest rate credited to the initial Premium allocated to the Fixed Account will be greater than the interest rate credited to standard Fixed Account allocations.  Enhanced dollar cost averaging programs will last for one year and Cash Value attributable to the enhanced dollar cost averaging program will be transferred from the Fixed Account to the selected Sub-Account(s) based on the following schedule:

Beginning of Month	Fraction of Cash Value Transferred
2	1/11
3	1/10
4	1/9
5	1/8
6	1/7
7	1/6
8	1/5
9	1/4
10	1/3
11	1/2
12	Remaining Amount

Asset Rebalancing

You may elect to participate in an asset rebalancing program.  Asset rebalancing involves the automatic rebalancing of the Cash Value in your chosen Sub-Accounts (up to 20) on a periodic basis.  You can schedule asset rebalancing to occur every three, six, or 12 months on days when we price Accumulation Units.  There is no charge for asset rebalancing and it does not count as a transfer event.

You may elect to participate in an asset rebalancing program at the time of application or at a later date by submitting an election form to our Service Center.  Unless you elect otherwise, asset rebalancing will not affect the allocation of Premiums you pay after beginning the program.  Manual transfers will not automatically terminate the program.  Termination of asset rebalancing will only occur as a result of your specific instruction to do so.  We reserve the right to modify, suspend, or discontinue asset rebalancing at any time.

Automated Income Monitor

Automated Income Monitor is an optional systematic partial surrender and/or policy loan program that may be elected at any time, at no additional cost.  This program is only available to policies that are not Modified Endowment Contracts.

Automated Income Monitor programs are intended for policy owners who wish to take an income stream of scheduled payments from the Cash Value of their policy.  The income stream is generated via partial surrenders until the policy cost basis is depleted, then through policy loans.  Taking partial surrenders and/or policy loans may result in adverse tax consequences, will reduce policy values and therefore limit the ability to accumulate Cash Value, and may increase the likelihood your policy will Lapse.  Before requesting the

Automated Income Monitor program, please consult with your financial and tax advisors.

You can obtain an Automated Income Monitor election form by contacting your registered representative or our Service Center.  At the time of application for a program, we will provide you with an illustration of the proposed income stream and impacts to the Cash Value, Cash Surrender Value, and Death Benefit.  You must submit this illustration along with your application.  Programs will commence at the beginning of the next monthly anniversary after we receive your election form and illustration.  On each policy anniversary thereafter we will provide an updated In Force illustration to assist you in determining whether to continue, modify, or discontinue an elected program based on your goals.  You may request modification or termination of a program at any time by written request to our Service Center.

Your program will be based on your policy's Cash Surrender Value at the time of election and each succeeding policy anniversary, and on the following elections:

1.	Payment type:

a.
Fixed Amount:  If you elect payments of a fixed amount, the amount you receive will not vary with policy Investment Experience; however, the length of time the elected payment amount can be sustained will vary based on the illustration assumptions below and your policy's Investment Experience; or

b.
Fixed Duration:  If you elect payments for a fixed duration, the amount you receive during the first year will be based on the illustration assumptions below.  After the first year, the amount will vary based on the illustration assumptions below and policy Investment Experience to maintain the elected duration.

2.	Illustration assumptions:

a.	an assumed variable rate of return you specify from the available options stated in the election form;

b.
minimum Cash Surrender Value you target to have remaining on your policy's Maturity Date, or other date you specify.  This dollar amount is used to calculate available income.  It is not guaranteed to be the Cash Surrender Value on the specified date;

c.
you may also request a change of Death Benefit option from Death Benefit Option 2 to Death Benefit Option 1, or a decrease in Specified Amount to be effective in conjunction with commencing a program or to occur at a future date; and

d.	payment frequency: monthly; quarterly; semi-annually; or annually. Payments on a monthly basis are made by direct deposit (electronic funds transfer) only.

Generally, higher variable rate of return assumptions, a lower target Cash Surrender Value, and Death Benefit Option 1, will result in larger projected payments or longer projected durations.  However, larger payments or longer duration may increase the likelihood your policy will Lapse.

You are responsible for monitoring your policy to prevent Lapse.  We will provide annual In Force illustrations based on your then current Cash Surrender Value and your elected illustration assumptions to assist you in planning and preventing Lapse.  You may request modification or termination of a program at any time by written request to our Service Center.

Automated Income Monitor programs are subject to the following additional conditions:

1.	To prevent adverse tax consequences, you authorize us to make scheduled payments via policy loan when:

a.	your policy's cost basis is reduced to zero;

b.	a partial surrender within the first 15 policy years would be a taxable event;

c.	or to prevent your policy from becoming a MEC (see "Taxes").

Note:  Partial surrenders and policy loans taken under the Automated Income Monitor program are subject to the same terms and conditions as other partial surrenders and policy loans (see "Partial Surrenders" and "Policy Loans").

2.	While a program is in effect, no Premium payment reminder notices will be sent; however, Premium payments will be accepted.

3.	Programs will terminate on the earliest of the following:

a.	receipt at our Service Center of your written request to terminate participation;

b.	at the time your policy enters a Grace Period or terminates for any reason;

c.	at the time of a requested partial surrender or policy loan outside the program;

d.	upon a change of policy owner;

e.
one of the following Riders is invoked or begins providing benefits: the Overloan Lapse Protection Rider; Extended Death Benefit Guarantee Rider; or Acceleration of Life Insurance Death Benefit for Qualified Long-Term Care Services Rider;

f.	for income based on a fixed duration, the end of the period you specify at the time of election;

g.	on any policy anniversary when your then current Cash Surrender Value is less than or equal to the target Cash Surrender Value assumption you specify;

h.	at any time the scheduled partial surrender or policy loan would cause your policy to fail to qualify as life insurance under Section 7702 of the Code, as amended; or

i.	your policy's Maturity Date.

We will notify you upon termination of your Automated Income Monitor program due to one of the above events.  In addition, we may modify, suspend, or discontinue Automated Income Monitor programs at any time.  We will notify you in writing 30 days before we do so.

Policy Loans

After the expiration of the free-look period and while the policy is In Force, you may take a loan against the policy's Cash Value.  Loan requests must be submitted in writing to our Service Center.  You may increase your risk of Lapse if you take a policy loan.  There also may be adverse tax consequences.  You should obtain competent tax advice before you decide to take a policy loan.

Loan Amount and Interest Charged

Subject to conditions, you may take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the Fixed Account option less any surrender charge.  The minimum loan amount is $200.

We charge interest on the amount of Indebtedness at the maximum guaranteed rate of 4.5% per annum.  The interest will accrue daily and is payable at the end of each policy year, or at the time of a new loan, a loan repayment, the Insured’s death, a policy Lapse, or a full surrender.  If the interest is not paid when due, we will add it to the outstanding loan amount by transferring a corresponding amount of Cash Value from each Sub-Account to the loan account in the same proportion as your Sub-Account allocations.

Collateral and Interest Earned

As collateral for the policy loan, we will transfer Cash Value equal to the policy loan amount to the policy loan account.  Amounts transferred from the Sub-Accounts will be in the same proportion as your Sub-Account allocations, unless you instruct otherwise.  We will only transfer amounts from the Fixed Account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts.

Amounts in the policy loan account will accrue and be credited interest daily at a guaranteed minimum rate of 3.0% per annum in all policy years.

Net Effect of Policy Loans

We will charge interest on the outstanding loan amount and credit interest to the policy loan account at the same time.  In effect, the loan interest charged rate is netted against the interest crediting rate, and this is the amount that you are "charged" for taking the policy loan.  The maximum and current charges shown in the Periodic Charges Other Than Mutual Fund Operating Expenses table do not reflect the interest that is credited to amounts in the loan account.  When the interest charged is netted against the interest credited, the net cost of a policy loan is lower than that which is stated in the table.

The amount transferred to the loan account is part of our general account and will not be affected by the Investment Experience of the Sub-Accounts.  The loan account is credited interest at a different rate than the fixed investment option.  Even if it is repaid, a policy loan will affect the policy, the Cash Surrender Value, and the Death Benefit.  If your total Indebtedness ever exceeds the policy's Cash Value, your policy may Lapse.

Repayment

You may repay all or part of a policy loan at any time while the policy is In Force during the Insured’s lifetime.  The minimum repayment amount is $50.  We will apply all loan repayments to the Sub-Accounts according to the allocation instructions in effect at the time the payment is received, unless you indicate otherwise.  While your policy loan is outstanding, we will treat any payments that you make as Premium payments, unless you indicate otherwise.  Repaying a policy loan will cause the Death Benefit and net Cash Surrender Value to increase accordingly.

Lapse

The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges.  You can avoid Lapsing the policy by paying the amount required by the Guaranteed Policy Continuation Provision, purchasing and meeting the requirements of the Extended Death Benefit Guarantee Rider, or, if elected, you can invoke the Overloan Lapse Protection Rider to prevent the policy from Lapsing due to Indebtedness.  Before any Lapse, there is a Grace Period during which you can take action to prevent the Lapse.  Subject to certain conditions, you may reinstate a policy that has Lapsed.

Guaranteed Policy Continuation Provision

The policy provides for a guaranteed policy continuation period referred to as the "Initial Death Benefit Guarantee Period" and is shown on the Policy Data Pages.  During the Initial Death Benefit Guarantee Period, the policy will not Lapse if at the time a Lapse would otherwise occur, you have paid an amount of Premium, reduced for any Indebtedness, partial surrenders, and/or Returned Premium, equal to or greater than the sum of the Monthly Initial Death Benefit Guarantee Premium in effect for each respective month since your policy was issued.

The Monthly Initial Death Benefit Guarantee Premium required will vary by the Insured's issue age, sex, underwriting class, any Substandard Ratings, the Specified Amount (including increases), and any Riders elected.

If you make any changes to your policy after it is issued, including any policy loans or partial surrenders, increases or decreases to the Specified Amount, adding or terminating a Rider, and/or changing your Death Benefit option, your Monthly Initial Death Benefit Guarantee Premium may change.  A change will result in reissued Policy Data Pages.  Your current Monthly Initial Death Benefit Guarantee Premium will be shown on the most recent version of the Policy Data Pages issued.  Upon request and for no charge, we will determine whether your Premium payments, minus any Indebtedness, partial surrenders, and/or Returned Premiums, are sufficient to keep the Guaranteed Policy Continuation Provision in effect.  For free assistance in determining if your policy meets the requirements of this provision, contact our Service Center.

When the Initial Death Benefit Guarantee Period ends, if the Cash Surrender Value remains insufficient to cover the monthly policy charges, the policy is at risk of Lapsing and a Grace Period will begin.  There is no separate additional charge for the Guaranteed Policy Continuation Provision.

Duration of the Initial Death Benefit Guarantee Period.  The Initial Death Benefit Guarantee Period begins when we issue the policy.  How long the guaranteed policy continuation period lasts depends on the Insured's age at the time of policy issuance, as reflected in the following table:

Insured's Attained Age at Policy Issuance:	0-69	70 or older
Duration of Guaranteed Policy Continuation Period:	the lesser of 10 policy years or to attained age 75	five policy years

Grace Period

At the beginning of a Grace Period, we will send you a notice that will indicate the amount of Premium you must pay to avoid Lapsing the policy.  This amount is equal to the lesser of three times the current monthly deductions, or the amount of Premium that will bring the Guaranteed Policy Continuation Provision back into effect, if applicable.  If you do not pay the indicated amount within 61 days, the policy and all Riders will Lapse.

The Grace Period will not alter the operation of the policy or the payment of Proceeds.

Reinstatement

You may reinstate a Lapsed policy by:

•	submitting, at any time within three years after the end of the Grace Period and before the Maturity Date, a written request to our Service Center to reinstate the policy;

•	providing any evidence of insurability that we may require;

•
paying sufficient Premium to keep the policy In Force for three months from the date of reinstatement, or, if the policy is in the guaranteed policy continuation period, paying the lesser of (a) and (b) where:

(a)	is the amount of Premium sufficient to keep the policy In Force for three months from the date of reinstatement; and

(b)	is the amount of Premium sufficient to bring the Guaranteed Policy Continuation Provision into effect;

•	paying sufficient Premium to cover all policy charges that were due and unpaid during the Grace Period; and

•	repaying or reinstating any Indebtedness that existed at the end of the Grace Period.

Subject to satisfactory evidence of insurability, you may also reinstate any Riders.

The effective date of a reinstated policy (including any Riders) will be the monthly anniversary date on or next following the date we approve the application for reinstatement.  If elected, the Extended Death Benefit Guarantee Rider cannot be reinstated after a Lapse.  If the policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the lesser of:

•	the Cash Value at the end of the Grace Period; or

•	the Surrender Charge corresponding to the policy year in which the policy is reinstated.

We will then add to the Cash Value any Premiums or loan repayments that you made to reinstate the policy.

The Sub-Account allocations that were in effect at the start of the Grace Period will be reinstated, unless you indicate otherwise.

Surrenders

Full Surrender

You may surrender the policy for the Cash Surrender Value at any time while the policy is In Force.  The Cash Surrender Value equals the policy's Cash Value minus any Indebtedness and the Surrender Charge.  A surrender will be effective as of the date we receive the policy and your written surrender request at our Service Center.  We reserve the right to postpone payment of that portion of the Cash Surrender Value attributable to the Fixed Account for up to six months.

Policy Restoration after a Full Surrender.  Prior to the Insured's death, we will permit restoration of a surrendered policy pursuant to the established procedures to meet the requirements of state insurance law regarding the replacement of life insurance (i.e., use of the Proceeds from a surrendered policy to purchase a new policy).  Restored policies will be treated as if they were never surrendered for all purposes, including Investment Experience, interest, and deduction of charges (see "Policy Restoration Procedure" in the Statement of Additional Information).
Requests to restore a surrendered policy must meet the following requirements:

•
the request must be in writing and signed by the policy owner (if the surrender was a Code Section1035 exchange to a new policy with a different insurer, the signature of an officer of the replacing insurer is also required);

•
the written request must be received at our Service Center within thirty days of the date the policy was surrendered (periods up to 60 days will be permitted based on the right to examine period applicable to replaced life insurance policies in the state where the policy was issued);

•	the surrender Proceeds must be returned in their entirety; and

•	the Insured must be alive on the date the restoration request is received.

No proof of insurability or additional underwriting will be required for requests to restore a surrendered policy that meet the above requirements .   Policy restoration is not a contractual right of the policy.  It is an administrative procedure based on requirements of state insurance law and the terms are subject to change without notice at any time.

Partial Surrender

You may request a partial surrender of the policy’s Cash Surrender Value at any time after the policy has been In Force for one year.  Currently, we do not assess a Partial Surrender

Fee (see “Partial Surrender Fee”).

We reserve the right to limit the number of partial surrenders to one per policy year.  The minimum amount of any partial surrender request is $200.  In policy years 2-10, the maximum amount of a partial surrender in any given policy year is equal to 10% of the Cash Surrender Value as of the beginning of the policy year.  In policy years 11+, the maximum amount of a partial surrender is equal to the Cash Surrender Value less the greater of $500 or three times the most recent monthly deductions.  Monthly deductions are calculated for each month, beginning on the Policy Date, as follows:

1.	Mortality and Expense Risk Charge; plus

2.	Administrative Charges; plus

3.	the monthly cost of any additional benefits provided by any Riders; plus

4.	the Base Policy Specified Amount Cost of Insurance.

A partial surrender cannot cause the Total Specified Amount to be reduced below the Minimum Specified Amount indicated on the Policy Data Page, and after any partial surrender, the policy must continue to qualify as life insurance under Section 7702 of the Code.  Partial surrenders may be subject to income tax penalties.  They could also cause your policy to become a "modified endowment contract" under the Code, which could change the income tax treatment of any distribution from the policy.

If you take a partial surrender, we will surrender Accumulation Units from the Sub-Accounts proportionally based on the current variable account Cash Value to equal the amount of the partial surrender.  If there are insufficient Accumulation Units available, we will surrender amounts from the Fixed Account.

Reduction of the Specified Amount due to a Partial Surrender.  When you take a partial surrender, we will reduce the Specified Amount to keep the Net Amount At Risk the same as before the partial surrender, if necessary.  The policy’s charges going forward will be based on the new Specified Amount causing the charges to be lower than they were prior to the partial surrender.

Any reduction of the Specified Amount will be made in the following order: against the most recent increase in the Specified Amount, then against the next most recent increases in the Specified Amount in succession, and finally, against the initial Specified Amount.

The Death Benefit

Calculation of the Death Benefit

We will calculate the Death Benefit and pay it to the beneficiary when we receive (at our Service Center) all information required to process the Death Benefit, including, but not limited to, proof that the Insured has died.  The Death Benefit may be subject to an adjustment if you make an error or misstatement upon application, or if the Insured dies by suicide.

While the policy is In Force, the Death Benefit will never be less than the Specified Amount.  The Death Benefit will depend on which Death Benefit option you have chosen and the tax test you have elected, as discussed in greater detail below.  Also, the Death Benefit may vary with the Cash Value of the policy, which is affected by Investment Experience, Indebtedness, and any due and unpaid monthly deductions that accrued during a Grace Period.

Death Benefit Options

There are two Death Benefit options under the policy.  You may choose one.  If you do not choose one of the following Death Benefit options, we will assume that you intended to choose Death Benefit Option 1.  Not all Death Benefit options are available in all states.

The Death Benefit will be the greater of the amount
produced by the Death Benefit option in effect on the
date of the Insured's death or the Minimum Required
Death Benefit.

Death Benefit Option 1.  The Death Benefit will be the Specified Amount on the date of the Insured’s death.

Death Benefit Option 2.  The Death Benefit will be the Specified Amount plus the Cash Value on the date of the Insured's death.

The Minimum Required Death Benefit

The policy has a Minimum Required Death Benefit.  The Minimum Required Death Benefit is the lowest Death Benefit that will qualify the policy as life insurance under Section 7702 of the Code.

The tax tests for life insurance generally require that the policy have a significant element of life insurance and not be primarily an investment vehicle.  At the time we issue the policy, you irrevocably elect one of the following tests to qualify the policy as life insurance under Section 7702 of the Code:

•	the cash value accumulation test; or

•	the guideline premium/cash value corridor test.

If you do not elect a test, we will assume that you intended to elect the guideline premium/cash value corridor test.  If the cash value accumulation test is elected, the Overloan Lapse Protection Rider is not available.

The cash value accumulation test determines the Minimum Required Death Benefit by multiplying the Cash Value by a percentage described in the federal tax regulations.  The percentages depend upon the Insured's age, sex, and underwriting classification.  Under the cash value accumulation test, there is no limit to the amount that may be paid in Premiums as long as there is sufficient Death Benefit in relation to the Cash Value at all times.

The guideline premium/cash value corridor test determines the Minimum Required Death Benefit by comparing the Death Benefit to an applicable percentage of the Cash Value.  These percentages are set out in the Code, but the percentage varies only by the Attained Age of the Insured.

In deciding which test to elect for your policy, you should consider the following:

•
The cash value accumulation test generally allows flexibility to pay more premium, subject to our approval of any increase in the policy's Net Amount At Risk that would result from higher premium payments.  Premium payments under the guideline premium/cash value corridor test are limited by Section 7702 of the Code.

•
Generally, the guideline premium/cash value corridor test produces a higher death benefit in the early years of the policy while the cash value accumulation test produces a higher Death Benefit in the policy's later years.

•	Monthly cost of insurance charges that vary with the amount of the death benefit may be greater during the years when the elected test produces a higher death benefit.

Consult a qualified tax advisor on all tax matters involving your policy.

Regardless of which test you elect, we will monitor compliance to ensure that the policy meets the statutory definition of life insurance for federal tax purposes.  As a result, the Proceeds payable under a policy should be excludable from gross income of the beneficiary for federal income tax purposes.  We may refuse additional Premium payments or return Premium payments to you so that the policy continues to meet the Code's definition of life insurance.

Changes in the Death Benefit Option

After the first policy year, you may elect to change the Death Benefit option from either Death Benefit Option 1 to Death Benefit Option 2, or from Death Benefit Option 2 to Death Benefit Option 1.  We will permit only one change of Death Benefit option per policy year.  The effective date of a change will be the monthly policy anniversary following the date we approve the change.

For any change in the Death Benefit option to become effective, the Cash Surrender Value after the change must be sufficient to keep the policy In Force for at least three months.

Upon effecting a Death Benefit option change, we will adjust the Specified Amount so that the Net Amount At Risk remains the same.  The policy’s charges going forward will be based on the adjusted Specified Amount causing the charges to be higher or lower than they were prior to the change.

We will refuse a Death Benefit Option change that would reduce the Specified Amount to a level where the Premium you have already paid would exceed any premium limit under the tax tests for life insurance.

Where the policy owner has selected the guideline premium/cash value corridor test, a change in Death Benefit option will not be permitted if it results in the total Premium paid exceeding the maximum premium limitations under Section 7702 of the Code.

Incontestability

We will not contest payment of the Death Benefit based on the initial Specified Amount after the policy has been In Force during the Insured's lifetime for two years from the Policy Date, and, in some states, within two years from a reinstatement date.  For any change in Specified Amount requiring evidence of insurability, we will not contest payment of the Death Benefit based on such increase after it has been In Force during the Insured's lifetime for two years from its effective date, and, in some states, within two years from a subsequent reinstatement date.

Suicide

If the Insured dies by suicide within two years from the Policy Date, we will pay no more than the sum of the Premiums paid, less any Indebtedness, and less any partial surrenders.  Similarly, if the Insured dies by suicide within two years from the date we accept an application for an increase in the Specified Amount we will pay no more than the Death Benefit associated with insurance that has been In Force for at least two years from the Policy Date, plus the Cost of Insurance charges associated with any increase in Specified Amount that has been In Force for a shorter period.

Policy Maturity

The Maturity Date of the policy will automatically be extended until the Insured’s date of death if the policy is In Force on the Maturity Date, unless you elect otherwise (see “Extending the Maturity Date”).

If you elect not to extend the Maturity Date, we will pay the Proceeds to you, generally, within seven days after we receive your written request at our Service Center.  The payment will be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our policy owners; or the Proceeds are to be paid from the Fixed Account.  The Proceeds will equal the policy's Cash Value minus any Indebtedness.  After we pay the Proceeds, the policy is terminated.

The primary purpose of Maturity Date extension is to continue the life insurance coverage, and avoid current income taxes on any earnings in excess of your cost basis if the maturity Proceeds are taken (see "Taxes").

Assuming you have no outstanding loans on the Maturity Date and that no partial surrenders or loans are taken after the Maturity Date, the Proceeds after the Maturity Date will equal or exceed the Proceeds at maturity.  However, because the loan interest rate charged may be greater than loan interest credited, if you have an outstanding loan on or after the Maturity Date, Proceeds after the Maturity Date may be less than the Proceeds at maturity.

Extending the Maturity Date

During this Maturity Date extension, you will still be able to request partial surrenders, and, if elected, the Acceleration of Life Insurance Death Benefit for Qualified Long-Term Care Services Rider will remain in effect (though you will not be charged for it).  Payment of the Proceeds and the termination of policy benefits will coincide with the policy's extended

Maturity Date (unless you decide otherwise).  If the policy's Maturity Date is extended:
(1)	no changes to the Specified Amount will be allowed;

(2)	no changes to the Death Benefit option will be allowed;

(3)	no additional Premium payments will be allowed;

(4)	no additional periodic charges will be deducted;

(5)	100% of the policy's Cash Value will be transferred to the Fixed Account; and

(6)
the Specified Amount will be adjusted to what it was when the Insured reached Attained Age 85, but excluding any coverage provided by the Additional Term Insurance Rider, and subject to any partial surrenders (which will affect the Specified Amount of a policy with Death Benefit Option 1) based on the Insured's Attained Age at the time the partial surrender is requested.  While the Insured is between the Attained Ages of 86 and 90, a partial surrender will decrease the Specified Amount proportionately.  If the Insured is Attained Age 91 or older, a partial surrender will reduce the Proceeds by an amount proportionate to the ratio of the partial surrender to the Cash Value.

Notwithstanding the above, if you have invoked the Overloan Lapse Protection Rider the Proceeds may be reduced (see "Overloan Protection Rider").  The Maturity Date will not be extended when the policy would fail the definition of life insurance under the Code.

Payment of Policy Proceeds

You may elect to receive Proceeds (Death Benefit, maturity Proceeds, or Cash Surrender Value) in a lump sum, or in another form that you may elect at application.  At any time before the Proceeds become payable, you may request to change the payout option by writing to our Service Center.

You may elect one or a combination of options.  To elect more than one payout option, you must apportion at least $2,000 to each option and each payment (made at the specified interval) must be at least $20.  The settlement options below are based on predetermined fixed payments.

If you do not make an election as to the form of the Proceeds, upon the Insured's death, the beneficiary may make the election.  Changing the beneficiary of the policy will revoke the payout option(s) in effect at that time.  Proceeds are neither assignable nor subject to claims of creditors or legal process.  If the beneficiary does not make an election, we will pay the Proceeds in a lump sum.

Normally, we will make a lump sum payment of the Proceeds within seven days after we receive your written request at our Service Center.  However, we will postpone payment of the Proceeds on the days that we are unable to price Accumulation Units (see "Valuation of Accumulation Units").  Proceeds are paid from our general account.  For payout options other than lump sum, we will issue a settlement contract in exchange for the policy.

Please note that for the remainder of "Payment of Policy Proceeds" provision, "you" means the person entitled to the Proceeds.

Life Income with Payments Guaranteed Option

If you elect the Life Income with Payments Guaranteed Option, we retain the Proceeds and make payments to you at specified intervals for a guaranteed period (10, 15, or 20 years) and, if you are still living at the end of the guaranteed period, we will continue making payments to you for the rest of your life.  During the guaranteed period, we will pay interest on the remaining Proceeds at a rate of at least 2.5% per annum, compounded annually.  We will determine annually if we will pay any interest in excess of 2.5%.  The Proceeds can be paid at the beginning of 12-, 6-, 3-, or 1-month intervals.

Since the payments are based on your lifetime, you cannot withdraw any amount you designate to this option once payments begin.  If you die before the guaranteed period has elapsed, we will make the remaining payments to your estate.  If you die after the guaranteed period has elapsed, we will make no further payments.

Joint and Survivor Life Option

If you elect the Joint and Survivor Life Option, we retain the Proceeds and make equal payments to you at specified intervals for the life of the last surviving payee.  The Proceeds can be paid at the beginning of 12-, 6-, 3-, or 1-month intervals.

Since the payments are based on the lifetimes of the payees, you cannot withdraw any amount you designate to this option once payments begin.  Payments will cease upon the death of the last surviving payee.  We will make no payments to the last surviving payee's estate.  It is possible that only one payment will be made under this option if both payees die prior to the first payment.

Life Income Option

If you elect the Life Income Option, we will use the Proceeds to purchase an annuity with the payee as annuitant.  The amount payable will be based on our current individual immediate annuity purchase rate on the date of the Insured's death, the Maturity Date, or the date the policy is surrendered, as applicable.  The Proceeds can be paid at the end of 12-, 6-, 3-, or 1-month intervals.

Since the payments are based on your lifetime, you cannot withdraw any amount you designate to this option once payments begin.  Payments will cease upon your death.  We will make no payments to your estate.  It is possible that only one payment will be made under this option if the payee dies prior to the first payment.

Some or all of the payout options listed may not be available in all states.  Forms of payout other than the three listed above may be requested, but are subject to our approval.  Requests for other forms of payout must be based on fixed payments, no variable payment options are permitted.  The amount of payments and duration of any other payout options will be determined by us.

Taxes

The tax treatment of life insurance policies under the Internal Revenue Code ("Code") is complex and the tax treatment of your policy will depend on your particular circumstances.   Seek competent tax advice regarding the tax treatment of the policy given your situation.  The following discussion provides a general overview of the Code’s provisions relating to certain common life insurance policy transactions.  It is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.

Types of Taxes

Federal Income Tax.  Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless specifically excluded.  Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable.  These expenditures are called deductions.  While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this policy.

Federal Transfer Tax.  In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of wealth made by gift while a person is living (the federal gift tax), and by bequest or otherwise at the time of a person’s death (the federal estate tax).

The federal gift tax is imposed on the value of the property (including cash) transferred by gift.  Each donor is allowed to exclude an amount per recipient from the value of present interest gifts.  In addition, each donor is allowed a credit against the tax on the first million dollars in lifetime gifts (calculated after taking into account the $13,000 applicable exclusion amount).  An unlimited marital deduction may be available for certain lifetime gifts made by the donor to the donor's spouse.  Unlike the estate tax, the gift tax is not scheduled to be repealed.

In general, in 2011 and 2012, an estate of less than $5,000,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability.  After 2012, the size of estates that will not incur an estate tax is set to revert to $1 million.  However, it is possible that new tax legislation will be introduced and passed that may make further changes to the estate tax for 2013 and beyond.  Those changes could include changing the threshold at which an estate would pay a federal estate tax and changing the tax rates applicable to such estates.

Under prior law, which is expected to continue if an estate tax is reimposed after 2012, an unlimited marital deduction is available for federal estate tax purposes for certain amounts that pass to the surviving spouse.

If the transfer is made to someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT").  The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.  The GSTT is imposed at a flat rate equal to the maximum estate tax rate subject to any applicable exemptions.  As with the estate tax, the GSTT tax has been repealed for 2010; however, unless Congress acts to make that repeal permanent, the GSTT tax is scheduled to be reinstated on January 1, 2013 at a rate of 45%.

State and Local Taxes.  State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.  While these taxes may or may not be substantial in your case, state by state differences of these taxes preclude a useful description of them in this prospectus.

Buying the Policy

Federal Income Tax.  Generally, the Code treats life insurance premiums as a nondeductible expense for income tax purposes.

Federal Transfer Tax.  Generally, the Code treats the payment of premiums on a life insurance policy as a gift when the premium payment benefits someone else (such as when premium payments are paid by someone other than the policy owner).  Gifts are not generally included in the recipient’s taxable income.  If you (whether or not you are the Insured) transfer ownership of the policy to another person, the transfer may be subject to a federal gift tax.

Investment Gain in the Policy

The income tax treatment of changes in the policy’s cash value depends on whether the policy is "life insurance" under the Code.  If the policy meets the definition of life insurance, then the increase in the policy’s cash value is not included in your taxable income for federal income tax purposes unless it is distributed to you before the death of the insured.

To qualify as life insurance, the policy must meet certain tests set out in Section 7702 of the Code.  We will monitor the policy’s compliance with Code Section 7702, and take whatever steps are necessary to stay in compliance.

Diversification.  In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified.  Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS.  If the failure to diversify is not corrected, the income and gain in the policy would be treated as taxable ordinary income for federal income tax purposes.

We will also monitor compliance with Code Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, take appropriate action to remain in compliance.

Representatives of the IRS have informally suggested, from time to time, that the number of underlying investment options available or the number of transfer opportunities available under a variable insurance product may be relevant in determining whether the product qualifies for the desired tax treatment.  In 2003, the IRS issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying investment options available in a variable insurance product does not exceed 20, the number of underlying investment options alone would not cause the policy to not qualify for the desired tax treatment.  The IRS has also indicated that exceeding 20 underlying investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the policy, when determining whether the policy qualifies for the desired tax treatment.  The revenue ruling did not indicate the number of underlying investment options, if any, that would cause the policy to not provide the desired tax treatment.  Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting: the number of underlying investment options, transfers between underlying investment options, exchanges of underlying investment options or changes in the investment objectives of underlying investment options such that the policy would no longer qualify as life insurance under Section 7702 of the Code, we will take whatever steps are available to remain in compliance.

Based on the above, the policy should be treated as life insurance for federal income tax purposes.

Periodic Withdrawals, Non-Periodic Withdrawals, and Loans

The tax treatment described in this section applies to withdrawals and loans, premiums we accept but then return to meet the Code's definition of life insurance, and amounts used to pay the premium on any rider to the policy.

The income tax treatment of distributions of cash from the policy depends on whether the policy is also a "modified endowment contract" under the Code. Generally, the income tax consequences of owning a life insurance policy that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance policy that is a modified endowment contract.

The policies offered by this prospectus may or may not be issued as modified endowment contracts.  If a policy is issued as a modified endowment contract, it will always be a modified endowment contract; a policy that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the policy, such as payment of additional premiums.  If the policy is not issued as a modified endowment contract, we will monitor it and advise you if the payment of a premium, or other transaction, may cause the policy to become a modified endowment contract.  It is only with your written authorization that we will permit your policy to become a modified endowment contract.  Otherwise, we will reject the requested action or refund any Premium paid in excess of the modified endowment limits.

Depending on your circumstances, the use of the cash value of the policy to pay for the cost of any rider added to the base policy, could be treated as a distribution, and would be subject to the rules described below.  You should seek competent tax advice regarding the tax treatment of the addition of any rider to your policy, based on your individual facts and circumstances.

When the Policy is Life Insurance that is a Modified Endowment Contract.  Section 7702A of the Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first 7 years exceed the amount that would have been paid if the policy provided for paid up benefits after 7 level annual premiums.  Under certain conditions, a policy may become a modified endowment contract, or may become subject to a new 7 year testing period as a result of a "material change" or a "reduction in benefits" as defined by Section 7702A(c) of the Code.

All modified endowment contracts issued to the same owner by the same company during a single calendar year are required to be aggregated and treated as a single policy for purposes of determining the amount that is includible in income when a distribution occurs.

The Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts.  Under these special rules, such transactions are taxable to the extent that at the time of the transaction the cash value of the policy exceeds the "investment in the contract" (generally, the net Premiums paid for the policy).  In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59½ or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Code.

When the Policy is Life Insurance that is NOT a Modified Endowment Contract.  If the policy is not issued as a modified endowment contract, we will monitor premiums paid and will notify the policy owner when the policy is in jeopardy of becoming a modified endowment contract.

Distributions from life insurance policies that are not modified endowment contracts generally are treated as first being from the investment in the contract, and then from the income in the policy.  Because premium payments are generally nondeductible, distributions not in excess of investment in the contract are generally not includible in income; instead, they reduce the owner’s investment in the contract.

However, if a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued that causes a reduction in death benefits may still be fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Code.  You should carefully consider this potential tax ramification and seek further information before requesting any changes in the terms of the policy.

In addition, a loan from a life insurance policy that is not a modified endowment contract is not taxable when made, although it can be treated as a distribution if it is forgiven during the owner’s lifetime.  Distributions from policies that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.

Surrendering the Policy; Maturity

A full surrender, cancellation of the policy by lapse, or the maturity of the policy on its maturity date may have adverse income tax consequences.  If the amount received (or deemed to receive upon maturity) plus total policy indebtedness exceeds the investment in the contract, then the excess generally will be treated as taxable ordinary income, regardless of whether or not the policy is a modified endowment contract.  In certain circumstances, for example when the policy Indebtedness is very large, the amount of tax could exceed the amount distributed to you at surrender.

The purpose of the maturity date extension feature is to permit the policy to continue to be treated as life insurance for tax purposes.  Although we believe that the extension provision will cause the policy to continue to be treated as life insurance after the initially scheduled maturity date, that result is not certain due to a lack of specificity in the guidance on the issue.  You should consult with your qualified tax advisor regarding the possible adverse tax consequences that could result from an extension of the scheduled maturity date.

Additional Medicare Tax

The 2010 Health Care Act added Section 1411 to the Code, which imposes an additional tax of 3.8% on certain unearned income of individuals, trusts and estates, for tax years commencing after December 31, 2012.  The additional tax will apply to the lesser of (a) the taxpayer’s net investment income and (b) the excess of the taxpayer’s modified adjusted gross income over a threshold amount (the threshold amount is $250,000 in the case of a joint return or surviving spouse; $125,000 in the case of a married individual filing a separate return; and $200,000 in any other case). "Net investment income" is equal to the sum of (i) gross income from interest, dividends, annuities, royalties, and rents (other than income derived from any trade or business to which the tax does not apply), (ii) other gross income derived from any business to which the tax applies, and (iii) net gain (to the extent taken into account in computing taxable income) attributable to the disposition of property other than property held in a trade or business to which the tax does not apply, less (iv) deductions properly allocable to such income.  Although no official guidance has been provided, it appears that any amounts that are treatable as taxable distributions when they are paid from a life insurance policy would be included in the computation of net investment income.

Sale of a Life Insurance Policy

If a life insurance policy is sold for a gain, all or a portion of the gain will be treated as ordinary income.  In Revenue Ruling 2009-13, the IRS concluded that the amount of gain realized from the sale of a life insurance policy is equal to the amount received (which can include relief from, or assumption of, debt) over the owner’s basis in the policy.  The portion of the gain that is equal to the excess of the cash surrender value over the investment in the contract would be treated as ordinary income; any additional gain would be short or long-term capital gain, depending on the holding period.  The ruling also concluded that the amount of gain resulting from the sale of a life insurance policy is equal to the excess of the amount received over the owner’s basis in the policy (the investment in the contract reduced by the cost of insurance previously paid out of the cash value).  Consequently, a sale may result in more gain than a surrender for the same amount.

Exchanging the Policy for Another Life Insurance Policy

Generally, policy owners will be taxed on amounts received in excess of premium payments when the policy is surrendered in full.  If, however, the policy is exchanged for another life insurance policy, modified endowment contract, or annuity contract, the transaction will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035.  To meet Section 1035 requirements, the Insured named in the policy must be the insured for the new policy.  Generally, the new policy or contract will be treated as having the same issue date and tax basis as the old policy or contract.

If the policy or contract is subject to a policy indebtedness that is discharged as part of the exchange transaction, the discharge of the indebtedness may be taxable.  Policy owners should consult with their personal tax or legal advisors in structuring any policy exchange transaction.

Taxation of Death Benefits

Federal Income Tax.  The death benefit is generally excludable from the beneficiary's gross income under Section 101 of the Code.  However, if the policy had been transferred to a new policy owner for valuable consideration (e.g., through a sale of the policy), a portion of the death benefit may be includible in the beneficiary’s gross income when it is paid.

The payout option selected by your beneficiary may affect how the payments received by the beneficiary are taxed.  Under the various payout options, the amount payable to the beneficiary may include earnings on the death benefit, which will be taxable as ordinary income.  For example, if the beneficiary elects to receive interest only, then the entire amount of the interest payment will be taxable to the beneficiary; if a periodic payment (whether for a fixed period or for life) is selected, then a portion of each payment will be taxable interest income, and a portion will be treated as the nontaxable payment of the death benefit.  Your beneficiaries should consult with their tax advisors to determine the tax consequences of electing a payout option, based on their individual circumstances.

Federal Estate Tax;  The death benefit is generally includible in the estate of the insured if either (a) it is paid to, or for the benefit of, the insured’s estate, or (b) at any time during the 3 year period ending with the insured’s death, the insured had an "incident of ownership" in the policy.  The regulations define an incident of ownership as any right of the insured or the estate of the Insured to the economic benefits of the policy. Examples include the power to change the beneficiary, to surrender or cancel the policy, to assign the policy, to revoke an assignment, to pledge the policy for a loan, or to obtain from the insurer a loan against the surrender value of the policy.

Special federal income tax considerations for life insurance policies owned by employers. Sections 101(j) and 6039I of the Code, provide special rules regarding the tax treatment of death benefits that are payable under life insurance policies owned by the employer of the insured.  These provisions are generally effective for life insurance policies issued after August 17, 2006.  If a life insurance policy was issued on or before August 17, 2006, but materially modified after that date, it will be treated as having been issued after that date for purposes of Section 101(j).  Policies issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these provisions, provided that the policy received in the exchange does not have a material increase in death benefit or other material change with respect to the old policy.

Section 101(j) provides the general rule that, with respect to an employer-owned life insurance policy, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of premiums and other payments paid by the policy owner for the policy.

Consequently, under this general rule, the entire death benefit, less the cost to the policy owner, will be taxable.  Although Section 101(j) is not clear, if lifetime distributions from the policy are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of Premiums for this purpose.

There are two exceptions to this general rule of taxability, provided that statutory notice, consent, and information requirements are satisfied.  First, if proper notice and consent are given and received, and if the insured was an employee at any time during the 12-month period before the insured’s death, then Section 101(j) would not apply.

Second, if proper notice and consent are given and received and, at the time that the policy is issued the insured is either a director, a "highly compensated employee" (within the meaning of Section 414(q) of the Code without regard to paragraph (1)(B)(ii) thereof), or a "highly compensated individual" (within the meaning of Section 105(h)(5), except "35%" is substituted for "25%" in paragraph (C) thereof), then Section 101(j) would not apply.

Code Section 6039I requires any policy owner of an employer-owned policy to file an annual return showing (a) the number of employees of the policy owner, (b) the number of such employees insured under employee-owned policies at the end of the year, (c) the total amount of insurance in force with respect to those policies at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policy owner, and (e) that the policy owner has a valid consent for each insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained).  Proper recordkeeping is also required by this section.

It is the employer's responsibility to (a) provide the proper notice to each Insured, (b) obtain the proper consent from each insured, (c) inform each insured in writing that the employer-owner will be the beneficiary of any proceeds payable upon the death of the insured, and (d) file the annual return required by Section 6039I.  If the employer-owner fails to provide the necessary notice and information, or fails to obtain the necessary consent, the death benefit will be taxable to you when received.  If the employer-owner fails to file a properly completed return under Section 6039I, a penalty may apply.

Federal Transfer (Estate, Gift, and Generation Skipping Transfer) Taxes.  When the insured dies, the death benefit will generally be included in the insured's federal gross estate if:

(1) the proceeds were payable to or for the benefit of the insured's estate; or (2) the insured held any "incident of ownership" in the policy at death or at any time within 3 years of death.  An incident of ownership, in general, is any right in the policy that may be exercised by the policy owner, such as the right to borrow on the policy or the right to name a new beneficiary.

If the beneficiary is two or more generations younger than the insured, the death benefit may be subject to the GSTT.  Pursuant to regulations issued by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the proceeds and pay them directly to the IRS as the GSTT payment.

If the policy owner is not the insured or a beneficiary, payment of the death benefit to the beneficiary will be treated as a gift to the beneficiary from the policy owner.

Terminal Illness

Certain distributions made under a policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are treated as death proceeds (see, "Taxation of Death Benefits").

Special Considerations for Corporations

Section 264 of the Code imposes a number of limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies.  In addition, the premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy.

For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes.  In addition, although increases to the cash surrender value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.

Due to the complexity of these rules, and because they are affected by your facts and circumstances, you should consult with legal and tax counsel and other competent advisors regarding these matters.

Federal appellate and trial courts have examined the economic substance of transactions involving life insurance policies owned by corporations.  These cases involved relatively large loans against the policy’s cash value as well as tax deductions for the interest paid on the policy loans by the corporate policy owner to the insurance company.  Under the particular factual circumstances in these cases, the courts determined that the corporate policy owners should not have taken tax deductions for the interest paid.  Accordingly, the court determined that the corporations should have paid taxes on the amounts deducted.  Corporations should consider, in consultation with tax advisors familiar with these matters, the impact of these decisions on the corporation’s intended use of the policy.

Business Uses of the Policy

The life insurance policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others.  The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement.  Therefore, if you are contemplating using the policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.

Non-Resident Aliens and Other Persons Who are not Citizens of the United States

Special income tax laws and rules apply to non-resident aliens of the United States including certain withholding requirements with respect to pre-death distributions from the policy.  In addition, foreign law may impose additional taxes on the policy, the death benefit, or other distributions and/or ownership of the policy.

In addition, special gift, estate and GSTT laws and rules may apply to non-resident aliens, and to transfers to persons who are not citizens of the United States, including limitations on the marital deduction if the surviving or donee spouse is not a citizen of the United States.

If you are a non-resident alien, or a resident alien, or if any of your beneficiaries (including your spouse) are not citizens of the United States, you should confer with a competent tax advisor with respect to the tax treatment of this policy.

If you, the insured, the beneficiary, or other person receiving any benefit or interest in or from the policy, are not both a resident and citizen of the United States, there may be a tax imposed by a foreign country that is in addition to any tax imposed by the United States.  The foreign law (including regulations, rulings, treaties with the United States, and case law) may change and impose additional or increased taxes on the policy, payment of the death benefit, or other distributions and/or ownership of the policy.

Withholding and Tax Reporting

Distributions of taxable income from a life insurance policy, including a life insurance policy that is a modified endowment contract, are subject to federal income tax withholding.  Generally, the recipient may elect not to have the withholding taken from the distribution.  We will withhold income tax unless you advise us, in writing, of your request not to withhold.  If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax.

A distribution of income from a life insurance policy may be subject to mandatory back-up withholding.  Mandatory backup withholding means that we are required to withhold taxes on a distribution, at the rate established by Section 3406 of the Code, and the recipient cannot elect to receive the entire distribution at once.  Mandatory backup withholding may arise if we have not been provided a taxpayer identification number, or if the IRS notifies us that back-up withholding is required.

In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

•	the value each year of the life insurance protection provided;

•	an amount equal to any employer-paid Premiums;

•	some or all of the amount by which the current value exceeds the employer’s interest in the policy; and/or

•	interest that is deemed to have been forgiven on a loan that we deemed to have been made by the employer.

Participants in an employer-sponsored plan relating to this policy should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

Taxes and the Value of Your Policy

For federal income tax purposes, a separate account is not a separate entity from the company.  Thus, the tax status of the separate account is not distinct from our status as a life insurance company.  Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of Accumulation Units.  As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

At present, we do not expect to incur any federal income tax liability that would be chargeable to the Accumulation Units.  Based upon these expectations, no charge is being made against your Accumulation Units for federal income taxes.  If, however, we determine that taxes may be incurred, we reserve the right to assess a charge for these taxes.

We may also incur state and local taxes (in addition to those described in the "Premium Taxes" section) in several states.  At present, these taxes are not significant.  If they increase, however, charges for such taxes may be made that would decrease the value of your Accumulation Units.

Tax Changes

The foregoing is a general discussion of various tax matters pertaining to life insurance policies.  It is based on our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice.  You should consult with your independent legal, tax and/or financial advisor.

The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised.  The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of life insurance policies.  For example the "FY 2013, Budget of the United States Government" includes a proposal which, if enacted, would affect the treatment of corporate owned life insurance policies by limiting the availability of certain interest deductions for companies that purchase those policies.  No proposed statutory language has been released yet, so the specifics of the proposal cannot be addressed herein.  Such a proposal, if enacted, could have an adverse tax impact on the ownership of life insurance by or for the benefit of business entities.  It is reasonable to believe that such proposals, and future proposals, may be enacted into law.  The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may differ from its current positions on these matters.  In addition, current state law (which is not discussed herein) and future amendments to state law may affect the tax consequences of the policy.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively.  There is no way of predicting if, when, or to what extent any such change may take place.  We make no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.

Nationwide Life Insurance Company

Nationwide, the depositor, is a stock life insurance company organized under Ohio law in March 1929, with its home office at One Nationwide Plaza, Columbus, Ohio 43215.  Nationwide is a provider of life insurance, annuities, and retirement products.  It is admitted to do business in all states, the District of Columbia, and Puerto Rico.

Nationwide is a member of the Nationwide group of companies.  Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company (the "Companies") are the ultimate controlling persons of the Nationwide group of companies.  The Companies were organized under Ohio law in December 1925 and 1933 respectively.  The Companies engage in a general insurance and reinsurance business, except life insurance.

Nationwide VLI Separate Account–7

Organization, Registration, and Operation

Nationwide VLI Separate Account-7 is a separate account established under Ohio law.  We own the assets in this account and we are obligated to pay all benefits under the policies.  We may use the separate account to support other variable life insurance policies that we issue.  The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws.  For purposes of federal securities laws, the separate account is, and will remain, fully funded at all times.  This registration does not involve the SEC’s supervision of the separate account’s management or investment practices or policies.

The separate account is divided into Sub-Accounts that invest in shares of the underlying mutual funds.  We buy and sell the mutual fund shares at their respective NAV.  Any dividends and distributions from a mutual fund are reinvested at NAV in shares of that mutual fund.

Income, gains, and losses, whether or not realized, from the assets in the separate account will be credited to, or charged against, the separate account without regard to Nationwide's other income, gains, or losses.  Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-Account’s own Investment Experience and not the investment experience of our other assets.  The separate account's assets are held separately from our other assets and are not part of our general account.  We may not use the separate account’s assets to pay any of our liabilities other than those arising from the policies.  We will hold assets in the separate account equal to its liabilities.  The separate account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.

We do not guarantee any money you place in this separate account.  The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund.  You could lose some or all of your money.

Addition, Deletion, or Substitution of Mutual Funds

Where permitted by applicable law, we reserve the right to:

•	remove, combine, or add Sub-Accounts and make new Sub-Accounts available;

•	substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;

•	transfer assets supporting the policies from one Sub-Account to another, or from one separate account to another;

•	combine the separate account with other separate accounts, and/or create new separate accounts;

•	deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act or as any other form permitted by law; and

•	modify the policy provisions to reflect changes in the Sub-Accounts and the separate account to comply with applicable law.

We reserve the right to make other structural and operational changes affecting this separate account.

We will notify you if we make any of the changes above.  Also, to the extent required by law, we will obtain the required orders, approvals, and/or regulatory clearance from the appropriate government agencies (such as the various insurance regulators or the SEC).

Substitution of Securities. Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)	shares of a current underlying mutual fund are no longer available for investment; or

(2)	further investment in an underlying mutual fund is inappropriate.

No substitution of shares may take place without the prior approval of the SEC.  All affected policy owners will be notified in the event there is a substitution, elimination, or combination of shares.

The substitute mutual fund may have different fees and expenses.  Substitution may be made with respect to existing investments or the investment of future Premium, or both.  We may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in our sole discretion.  The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

Deregistration of the Separate Account. Nationwide may deregister Nationwide VLI Separate Account-7 under the 1940 Act in the event the separate account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account or for any other purpose approved by the SEC.  All policy owners will be notified in the event we deregister Nationwide VLI Separate Account-7.

Voting Rights

Although the separate account owns the mutual fund shares, you are the beneficial owner of those shares.  When a matter involving a mutual fund is subject to shareholder vote, unless there is a change in existing law, we will vote the separate account's shares only as you instruct.

When a shareholder vote occurs, you will have the right to instruct us how to vote.  The weight of your vote is based on the number of mutual fund shares that corresponds to the amount of Cash Value you have allocated to that mutual fund's Sub-Account (as of a date set by the mutual fund).  We will vote shares for which no instructions are received in the same proportion as those that are received.  What this means to you is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.

Legal Proceedings

Nationwide Life Insurance Company

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996.  NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), an affiliated distribution network that markets directly to its customer base.  NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. The Company’s legal and regulatory matters include proceedings specific to the Company and other proceedings generally applicable to business practices in the industries in which the Company operates.  These matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted.  Regulatory proceedings could also affect the outcome of one or more of the Company’s litigation matters.   Furthermore, it is often not possible to determine the ultimate outcomes of the pending regulatory investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory matters is not likely to have a material adverse effect on the Company’s condensed consolidated financial position.  Nonetheless, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that such outcomes could materially affect the Company’s condensed consolidated financial position or results of operations in a particular quarter or annual period.

The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor, the Internal Revenue Service ("IRS"), and state insurance authorities.  Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates.  The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators. The Company will cooperate with Nationwide Mutual Insurance Company (NMIC) insofar as any inquiry, examination or investigation encompasses NMIC's operations.

In October 2012, NLIC and NLAIC entered into a Regulatory Settlement Agreement with the Florida Office of Insurance Regulation and 21 other state Departments of Insurance to resolve a multi-state market conduct exam regarding claim settlement practices.  The Regulatory Settlement Agreement applies prospectively and requires NLIC and NLAIC to adopt and implement additional procedures relating to the use of to the Social Security Death Master File and identifying and locating beneficiaries once deaths are identified.  In October 2012, NLIC and NLAIC also entered into a Global Resolution Agreement to resolve the related unclaimed property audit.

Other jurisdictions may pursue similar investigations, examinations or inquires. The results of these investigations, examinations or inquiries could result in the payment or escheatment of unclaimed death benefits, and/or changes in the Company’s practices and procedures to its claims handling and escheat processes, all of which could impact claim payments and reserves and/or result in payment of investigation costs, fines or penalties.

On November 20, 2007, Nationwide Retirement Solutions, Inc. ("NRS") and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z . On March 12, 2010, NRS and NLIC were named in a Second Amended Class Action Complaint filed in the Circuit Court of Jefferson County, Alabama entitled Steven E. Coker, Sandra H. Turner, David N. Lichtenstein and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc, Alabama

State Employees Association, Inc., PEBCO, Inc. and Fictitious Defendants A to Z claiming to represent a class of all participants in the Alabama State Employees Association, Inc. ("ASEA") Plan, excluding members of the Deferred Compensation Committee, ASEA's directors, officers and board members, and PEBCO's directors, officers and board members. On October 22, 2010, the parties to this action executed a court approved stipulation of settlement that agreed to certify a class for settlement purposes only, that provided for payments to the settlement class, and that provided for releases, certain bar orders, and dismissal of the case. The settlement fund has been paid out. On December 6, 2011 the Court entered an Order that NRS owes indemnification to ASEA and PEBCO for only the Coker (Gwin) class action, and dismissed NLIC. The Company has resolved the indemnification claims of ASEA.  On June 19 and 20, 2012, the Court held an evidentiary hearing on the amount of indemnification owed to PEBCO.  The Court has taken the matter under advisement. NRS continues to defend this case vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the U.S. District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company . In the plaintiffs' sixth amended complaint, filed November 18, 2009, they amended the list of named plaintiffs and claim to represent a class of qualified retirement plan trustees under Employee Retirement Income Security Act of 1974 ("ERISA") that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys' fees. On November 6, 2009, the Court granted the plaintiff's motion for class certification and certified a class of "All trustees of all employee pension benefit plans covered by ERISA which had variable annuity contracts with NFS and NLIC or whose participants had individual variable annuity contracts with NFS and NLIC at any time from January 1, 1996, or the first date NFS and NLIC began receiving payments from mutual funds based on a percentage of assets invested in the funds by NFS and NLIC, whichever came first, to the date of November 6, 2009". On October 21, 2010, the District Court dismissed NFS from the lawsuit. On February 6, 2012, the Second Circuit Court of Appeals vacated the November 6, 2009 order granting class certification and remanded the case back to the District Court for further consideration. The plaintiffs have renewed their motion for class certification. The case is fully briefed. NLIC continues to defend this lawsuit vigorously.

On June 8, 2011, NMIC and NLIC were named in a lawsuit filed in Court of Common Pleas, Cuyahoga County, Ohio entitled Stanley Andrews and Donald Clark, on their behalf and on behalf of the class defined herein v.   Nationwide Mutual Insurance Company and Nationwide Life Insurance Company .  The complaint alleges that NMIC and NLIC have an obligation to review the Social Security Administration Death Master File database for all life insurance policyholders who have at least a 70% probability of being deceased according to actuarial tables.  The complaint further alleges that NMIC and NLIC are not conducting such a review.  The complaint seeks injunctive relief and declaratory judgment requiring NMIC and NLIC to conduct such a review, and alleges NMIC and NLIC have violated the covenant of good faith and fair dealing and have been unjustly enriched by not having conducted such reviews.  The complaint seeks certification as a class action.  Including Andrews, there are four similar class actions in Ohio: two against Western & Southern; one against Cincinnati Life. NMIC and NLIC filed a motion to dismiss.  By order dated January 18, 2012, the State Court issued an order dismissing the lawsuit.  The court issued its opinion on January 23, 2012.  On January 30, 2012, plaintiffs filed their appeal. Plaintiffs filed their appellate brief on April 12, 2012. The Association of Ohio Life Insurance Companies filed an amicus brief in support of NMIC and NLIC's position on May 24, 2012. NMIC and NLIC's filed its brief in opposition on May 25, 2012. Plaintiffs filed their reply brief on June 7, 2012.  Oral argument on plaintiff’s appeal was held on October 1, 2012.  NMIC and NLIC continue to defend their lawsuit vigorously.

Waddell & Reed, Inc.

Waddell & Reed, Inc. is a party to legal proceedings incident to its normal business operations.  While there can be no assurances, none of the currently pending legal proceedings are anticipated to have a materially adverse effect on the ability of Waddell & Reed, Inc. to perform the services as distributor of the contracts.

Financial Statements

The Statement of Additional Information ("SAI") contains the financial statements of Nationwide VLI Separate Account-7 and the consolidated financial statements of Nationwide Life Insurance Company and subsidiaries.  You may obtain a copy of the SAI free of charge by contacting our Service Center.  You consider the consolidated financial statements of the company and subsidiaries only as bearing on our ability to meet the obligations under the policy.  You should not consider the consolidated financial statements of the company as affecting the investment performance of the assets of the separate account.

Appendix A: Sub-Account Information

Below is a list of the available Sub-Accounts and information about the corresponding underlying mutual funds in which they invest.  The underlying mutual funds in which the Sub-Accounts invest are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each underlying mutual fund for more detailed information.

Designations Key:

STTF:           The underlying mutual fund corresponding to this Sub-Account assesses (or reserves the right to assess) a short-term trading fee (see "Short-Term Trading Fees" earlier in the prospectus).

FF:           The underlying mutual fund corresponding to this Sub-Account primarily invests in other mutual funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors in this Sub-Account may incur higher charges than if the assets were invested in an underlying mutual fund that does not invest in other mutual funds.  Please refer to the prospectus for this underlying mutual fund for more information.

Ivy Funds Variable Insurance Portfolios - Asset Strategy
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks high total return over the long term.

Ivy Funds Variable Insurance Portfolios - Balanced
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks current income with a secondary goal of long-term capital appreciation.

Ivy Funds Variable Insurance Portfolios - Bond
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks reasonable return with emphasis on preservation of capital.

Ivy Funds Variable Insurance Portfolios - Core Equity
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks capital growth.

Ivy Funds Variable Insurance Portfolios - Dividend Opportunities
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks to provide total return.

Ivy Funds Variable Insurance Portfolios - Energy
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks to provide long-term capital appreciation.

Ivy Funds Variable Insurance Portfolios - Global Bond
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks a high level of current income and capital growth (when consistent with a high level of current income).

Ivy Funds Variable Insurance Portfolios - Global Natural Resources
Investment Advisor:	Waddell & Reed Investment Management Company
Sub-advisor:	Mackenzie Financial Corporation
Investment Objective:	Seeks long-term growth.

Ivy Funds Variable Insurance Portfolios - Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks capital growth with a secondary objective of current income.

Ivy Funds Variable Insurance Portfolios - High Income
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks a high level of current income and capital when consistent with its primary objective as a secondary objective.

Ivy Funds Variable Insurance Portfolios - International Core Equity
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks long-term capital growth.

Ivy Funds Variable Insurance Portfolios - International Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks long-term capital appreciation and a secondary goal of current income.

Ivy Funds Variable Insurance Portfolios - Limited-Term Bond
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks to provide a high level of current income consistent with preservation of capital.

Ivy Funds Variable Insurance Portfolios - Micro Cap Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Sub-advisor:	Wall Street Associates LLC
Investment Objective:	Seeks long-term capital appreciation.

Ivy Funds Variable Insurance Portfolios - Mid Cap Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks to provide growth of investment.

Ivy Funds Variable Insurance Portfolios - Money Market
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks maximum current income consistent with stability of principal.

Ivy Funds Variable Insurance Portfolios - Pathfinder Aggressive
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks maximum growth of capital consistent with a more aggressive level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Conservative
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks a high level of total return consistent with a conservative level of risk.

Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Moderate
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	The fund seeks a high level of total return consistent with a moderate level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Moderately Aggressive
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	The fund seeks growth of capital, but also seeks income consistent with a moderately aggressive level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Moderately Conservative
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	The fund seeks a high level of total return consistent with a moderately conservative level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Real Estate Securities
Investment Advisor:	Waddell & Reed Investment Management Company
Sub-advisor:	Advantus Capital Management, Inc.
Investment Objective:	Total return through a combination of capital appreciation and current income.

Ivy Funds Variable Insurance Portfolios - Science and Technology
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term capital growth.

Ivy Funds Variable Insurance Portfolios - Small Cap Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Capital growth.

Ivy Funds Variable Insurance Portfolios - Small Cap Value
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term accumulation of capital.

Ivy Funds Variable Insurance Portfolios - Value
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term capital appreciation.

Appendix B: Definitions
Accumulation Unit – The measure of your investment in, or share of, a Sub-Account. Initially, we set the Accumulation Unit value at $10 for each Sub-Account.
Attained Age – A person’s age based on their birthday nearest the Policy Date plus the number of full years since the Policy Date.  If the last birthday was more than 182 days prior to the Policy Date, their nearest birthday will be their next birthday. The Insured's issue age is shown in the Policy Data Pages.

Base Policy Specified Amount – The amount of Death Benefit coverage under the policy on the Policy Date, excluding any Rider Specified Amount.  Subsequent to the Policy Date, the Death Benefit coverage will equal or exceed this amount unless you request a decrease in the Base Policy Specified Amount or take a partial surrender.

Cash Surrender Value – The Cash Value minus Indebtedness and any surrender charge.
Cash Value – The total of the Sub-Accounts you have chosen, which will vary with Investment Experience, and the policy loan and fixed accounts, to which interest will be credited daily.  We will deduct partial surrenders and the policy's periodic charges from the Cash Value.

Code – The Internal Revenue Code of 1986, as amended.
Commissionable Target Premium (CTP) – An amount used in the calculation of the Premium Load and total compensation we pay.  CTP is actuarially derived based on the Base Policy Specified Amount, the Insured’s characteristics and the Death Benefit option of the policy.  It is generally higher for Insureds who are older or in poor health and lower for Insureds who are younger or in good health. A policy with Death Benefit Option 1 may have lower factors than a policy with Death Benefit Option 2.

Death Benefit – The amount we pay upon the Insured’s death, before the deduction of any Indebtedness or charges.
Fixed Account - An investment option that is funded by Nationwide's general account.
Grace Period – A 61-day period after which the Policy will Lapse if you do not make a sufficient payment.
In Force – Any time during which benefits are payable under the policy and any elected Rider(s).
Indebtedness – The total amount of all outstanding policy loans, including principal and interest due.
Insured – The person whose life we insure under the policy, and whose death triggers payment of the Death Benefit.
Investment Experience – The market performance of a Sub-Account.
Lapse – The policy terminates without value.
Maturity Date – The policy anniversary on which the Insured reaches Attained Age 120.
Minimum Required Death Benefit – The lowest Death Benefit that will qualify the policy as life insurance under the Code.
Net Amount At Risk – The policy’s base Death Benefit minus the policy’s Cash Value.
Net Asset Value (NAV) – The price of each share of a mutual fund in which a Sub-Account invests.  It is calculated by subtracting the mutual fund’s liabilities from its total assets, and dividing that figure by the number of shares outstanding.  We use NAV to calculate the value of Accumulation Units.  NAV does not reflect deductions we make for charges we take from Sub-Accounts.

Net Premium – Premium after transaction charges, but before any allocation to an investment option.

Policy Data Page(s) – The Policy Data Page contains more detailed information about the policy, some of which is unique and particular to the owner, the beneficiary, and the Insured.
Policy Date – The date the policy takes effect as shown on the Policy Data Page. Policy years, months, and anniversaries are measured from this date.
Policy Proceeds or Proceeds – Policy Proceeds may constitute the Death Benefit, or the amount payable if the policy matures or you choose to surrender the policy adjusted to account for any unpaid charges or policy loans and Rider benefits.

Premium – The amount of money you pay to begin and continue the policy.
Premium Load – The aggregate of the sales load and premium tax charges.
Premium Waiver Benefit – The benefit received under the Premium Waiver Rider.  The benefit takes the form of a monthly credit to the policy upon the Insured’s total disability for six consecutive months not caused by a risk not assumed.  The amount credited to the policy is the lesser of the Premium you specified or the average actual monthly Premiums you paid over the last 36 months prior to the disability (or such shorter period of time that the policy has been In Force).

Returned Premium – Any return of Premium due to Code Section 7702 or 7702A.
Rider – An optional benefit you may purchase under the policy. Rider availability and Rider terms may vary depending upon the state in which the policy was issued.
Rider Specified Amount – The portion of the Total Specified Amount attributable to the Rider.
SEC – The Securities and Exchange Commission.
Service Center – The department of Nationwide responsible for receiving all service and transaction requests relating to the policy.  For service and transaction requests submitted other than by telephone (including fax requests), the Service Center is our mail and document processing facility.  For service and transaction requests communicated by telephone, the Service Center is our operations processing facility.  Information on how to contact the Service Center is in the "Contacting the Service Center" provision.

Specified Amount – The dollar or face amount of insurance coverage the owner selects.
Sub-Accounts – The mechanism we use to account for your allocations of Net Premium and Cash Value among the policy’s variable investment options.
Substandard Rating – An underwriting classification based on medical and/or non-medical factors used to determine what to charge for life insurance based on characteristics of the Insured beyond traditional factors for standard risks, which include age, sex, and smoking habits of the Insured.  Substandard Ratings are shown in the Policy Data Pages as rate class multiples (medical factors) and/or monthly flat extras (medical and/or non-medical factors).  The higher the rate class multiple or monthly flat extra, the greater the risk assessed and the higher cost of coverage.

Total Specified Amount – The sum of the Base Policy Specified Amount and the Rider Specified Amount.
Us, we, our, or Nationwide – Nationwide Life Insurance Company.
Valuation Period – The period during which we determine the change in the value of the Sub-Accounts.  One Valuation Period ends and another begins with the close of trading on the New York Stock Exchange.

You, your or the policy owner or Owner – The person or entity named as the owner on the application, or the person or entity assigned ownership rights.

Appendix C: Surrender Charge Examples

The information in the tables on this page is used to calculate the surrender charge for your policy based on the Specified Amount of your policy and your individual characteristics.  The tables below are samples of the full tables provided in the Statement of Additional Information to this prospectus which is available on request.  The formula we use to calculate surrender charges is:

The maximum surrender charge ("SC") equals the lesser of (a) or (b), multiplied by (p); plus (c) multiplied by (d).  To calculate the actual surrender charge based on surrender in a particular policy year, multiply by (e); and, if applicable, multiply by (f); where:

(a)	=	the Specified Amount multiplied by the rate indicated on the chart "Surrender Target Factor" below divided by 1,000; and

(b)	=	Premiums paid by the policy owner during the first policy year;

(c)	=	the surrender charge percentage in the range 20% - 65% which varies by age, sex, and risk classification from the "Surrender Charge Percentage" chart below;

(d)	=	the Specified Amount divided by 1,000;

(e)	=	the applicable rate from the "Administrative Target Factor" chart below;

(f)	=	the applicable percentage from the "Reduction of Surrender Charges" table in the "Surrender Charges" section of this prospectus; and

(g)	=	a surrender charge reduction factor applicable only to Specified Amount increases, 0.60 in all cases.

Surrender Target Factor used in (a) of the formula above

	Male	Male	Female	Female
Age	Preferred Non-tobacco	Standard Non-tobacco	Standard Tobacco	Standard Non-tobacco
0	n/a	1.673	n/a	1.316
35	7.380	7.825	7.482	6.584
36	7.756	8.224	7.857	6.914
74	65.372	69.310	59.593	54.422

Surrender Charge Percentage (p) in the formula above1

Age	Male	Female
0	65.0%	65.0%
35	65.0%	65.0%
36	65.0%	65.0%
74	47.0%	63.0%

Administrative Target Factor (d) in the formula above1

Issue Age	Band 2	Band 3	Band 4	Band 5
0	6.00	4.00	4.00	4.00
35	7.50	4.50	4.50	4.50
36	7.50	4.55	4.55	4.55
74	8.40	6.35	6.35	6.35

1"Bands" in the tables correspond to particular ranges of Specified Amount.  If there are increases, the total Specified Amount is used:
Band 2 = Specified Amounts equal to or greater than $100,000 and less than $250,000.
Band 3 = Specified Amounts equal to or greater than $250,000 and less than $500,000.
Band 4 = Specified Amounts equal to or greater than $500,000 and less than $1,000,000.
Band 5 = Specified Amounts equal to or greater than $1,000,000.

The examples that follow are based on characteristics of the Insured used to calculate the maximum, minimum, and representative surrender charges shown in the "Transaction Fees" portion of the "In Summary:  Fee Tables" section of the prospectus.  They are based on the formula and example tables above.

The maximum Surrender Charge calculation assumes: the Insured is a female; issue age 74; standard tobacco rate class; the Specified Amount is $100,000 (Band 2); premiums paid in the first year are $10,000; a full surrender is taken during the first policy year.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($100,000 / 1,000) x 59.593 = $5,959.30	(d) = 8.40
(b) = $10,000	(e) = 100%
(p) = 0.63	(f) Not applicable, applies to increases only.
(c) = $100,000 / 1,000 = $100

(a) is less than (b), so:

SC = [$5,959.30 x (0.63) + $100 x 8.40] x 100%

     = [$3,754.36 + $840] x 100%

     = $4,594.36 which corresponds to $45.94 per $1,000 of Specified Amount ($4,594.36 / $100).

Assume the policy is surrendered in the fifth year instead of the first, then (e), issue age 50+, = 77.5%

SC = $4,594.36 x 77.5% = $3,560.63 which corresponds to $35.61 per $1,000 of Specified Amount ($3,560.63 / $100).

The minimum Surrender Charge calculation assumes: the Insured is a female; issue age 0; standard non-tobacco rate class; the Specified Amount is $500,000 (Band 4); premiums paid in the first year are $2,000; a full surrender is taken during the first policy year.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($500,000 / 1,000) x 1.316 = $658.00	(d) = 4.00
(b) = $2,000	(e) = 100%
(p) = 0.65	(f) Not applicable, applies to increases only.
(c) = $500,000 / 1,000 = $500

(a) is less than (b), so:

SC = [$658.00x (0.65) + $500 x 4.00] x 100%

     = [$427.70 + $2,000] x 100%

     = $2,427.70 which corresponds to $4.86 per $1,000 of Specified Amount ($2,427.70 / $500).

Assume the policy is surrendered in the fifth year instead of the first, then (e), issue age 0-49, = 87.5%

SC = $2,427.70 x 87.5% = $2,124.24 which corresponds to $4.25 per $1,000 of Specified Amount ($2,124.24 / $500).

The representative Surrender Charge calculation assumes:  the Insured is a male; issue age 35; preferred non-tobacco rate class; the Specified Amount is $500,000 (Band 4); premiums paid in the first year are $7,000; and a complete surrender of the policy in the first policy year.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($500,000 / 1,000) x 7.38 = $3,690	(d) = 4.50
(b) = $7,000	(e) = 100%
(p) = 0.65	(f) Not applicable, applies to increases only.
(c) = $500,000 / 1,000 = $500

(a) is less than (b), so:

SC = [$3,690 x (0.65) + $500 x 4.50] x 100%

     = [$2,398.50 + $2,250] x 100%

     = $4,648.50 which corresponds to $9.30 per $1,000 of Specified Amount ($4,648.50 / $500).

Assume the policy is surrendered in the fifth year instead of the first, then (e), issue age 0-49, = 87.5%

SC = $4,648.50 x 87.5% = $4,067.44 which corresponds to $8.13 per $1,000 of Specified Amount ($4,067.44 / $500).

The following example shows the impact of a Specified Amount increase prior to a complete surrender of the policy.  The Surrender Charge is calculated separately for the initial Specified amount and each increase.  For this example assume the Insured is a male; issue age 35; standard non-tobacco rate class; the Specified Amount is $500,000 (Band 4); premiums paid in the first year are $6,000; the Policy Date is January 1, 2005; and the policy is completely surrendered in the first year.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($500,000 / 1,000) x 7.825 = $3,912.50	(d) = 4.50
(b) = $6,000	(e) = 100%
(p) = 0.65	(f) Not applicable, applies to increases only.
(c) = $500,000 / 1,000 = $500

(a) is less than (b), so:

SC = [$3,912.50 x (0.65) + $500 x 4.50] x 100%

= [$2,543.13+ $2,250] x 100%

= $4,793.13 which corresponds to $9.59 per $1,000 of Specified Amount ($4,793.13 / $500).

Now assume the policy was not actually surrendered, and a Specified Amount increase of $100,000 (Band 4) is requested and becomes effective in the second policy year, on July 1, 2006.  Note: the Attained Age of the person at the time the increase is issued is age 36 for purposes of finding the correct factors in the tables.  Band 4 is applicable because the total Specified Amount $600,000 is used to determine the Band.  The first year premium paid applicable to the increase is $1,000.  To calculate the maximum Surrender Charge attributable to the increase, assume it is surrendered in the first year.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($100,000 / 1,000) x 8.224 = $822.40	(d) = 4.55
(b) = $1,000	(e) = 100%
(p) = 0.65	(f) = 0.60
(c) = $100,000 / 1,000 = $100

(a) is less than (b), so:

SC = [$822.40 x (0.65) + $100 x 4.55] x 100%] x 0.60

= [$534.56 + $455.00] x 100%]  x 0.60%

= $989.56 x 0.60

= $593.74 which corresponds to $5.94 per $1,000 of Specified Amount ($593.74 / $100).

Now assume the policy is completely surrendered in the sixth policy year on March 1, 2010.

For the $500,000 initial Specified Amount, (e), issue age 0-49, = 80.0%, the applicable Surrender Charge is:

SC = $4,793.13 x 80.0% = $3,834.50 which corresponds to $7.67 per $1,000 of Specified Amount ($3,834.50 / $500).

For the $100,000 Specified Amount increase, (e), issue age 0-49, = 95.0%, (Note that even though the policy is being surrendered in the sixth year, more than three and less than four full years have passed since the date of the increase, so the fourth year surrender charge reduction percentage applies to that portion of the Specified Amount.)  The applicable Surrender Charge is:

SC = $593.74 x 95.0% = $564.05 which corresponds to $5.64 per $1,000 of Specified Amount ($564.05 / $100).

The combined surrender charge for a complete surrender of the policy in the sixth year is equal to:

SC = $3,834.50 + $564.05 = $4,398.55 which corresponds to $7.33 per $1,000 of Specified Amount ($4,398.55 / $600).

Appendix D: Maximum Surrender Charge Calculation

The maximum surrender charge under the policy is based on the following calculation.  Examples of how to calculate the surrender charge for your policy are provided in "Appendix C: Surrender Charge Examples."

Surrender Target Factor
Male Insureds

Issue	Standard	Preferred	Preferred Plus	Standard	Preferred	Issue	Standard	Preferred	Preferred Plus	Standard	Preferred
Age	Non-tobacco	Non-tobacco	Non-tobacco	Tobacco	Tobacco	Age	Non-tobacco	Non-tobacco	Non-tobacco	Tobacco	Tobacco
0	1.673	n/a	n/a	n/a	n/a	43	11.745	11.078	10.678	13.347	12.680
1	1.717	n/a	n/a	n/a	n/a	44	12.371	11.668	11.246	14.058	13.355
2	1.780	n/a	n/a	n/a	n/a	45	13.029	12.289	11.845	14.806	14.066
3	1.854	n/a	n/a	n/a	n/a	46	13.724	12.944	12.476	15.595	14.815
4	1.939	n/a	n/a	n/a	n/a	47	14.458	13.637	13.144	16.430	15.609
5	2.029	n/a	n/a	n/a	n/a	48	15.235	14.370	13.850	17.313	16.447
6	2.126	n/a	n/a	n/a	n/a	49	16.066	15.153	14.606	18.257	17.344
7	2.227	n/a	n/a	n/a	n/a	50	16.954	15.991	15.413	19.266	18.303
8	2.334	n/a	n/a	n/a	n/a	51	17.903	16.886	16.275	20.344	19.327
9	2.446	n/a	n/a	n/a	n/a	52	18.916	17.841	17.196	21.495	20.420
10	2.564	n/a	n/a	n/a	n/a	53	19.993	18.857	18.175	22.719	21.583
11	2.689	n/a	n/a	n/a	n/a	54	21.137	19.936	19.215	24.019	22.818
12	2.820	n/a	n/a	n/a	n/a	55	22.350	21.080	20.318	25.398	24.128
13	2.953	n/a	n/a	n/a	n/a	56	23.633	22.290	21.485	26.856	25.513
14	3.092	n/a	n/a	n/a	n/a	57	24.993	23.573	22.721	28.401	26.981
15	3.236	n/a	n/a	n/a	n/a	58	26.435	24.933	24.032	30.040	28.538
16	3.380	n/a	n/a	n/a	n/a	59	27.980	26.391	25.437	31.796	30.206
17	3.526	n/a	n/a	n/a	n/a	60	29.637	27.953	26.942	33.678	31.994
18	3.674	3.465	3.340	4.175	3.966	61	31.407	29.623	28.552	35.690	33.906
19	3.827	3.610	3.479	4.349	4.132	62	33.292	31.401	30.266	37.832	35.940
20	3.987	3.761	3.625	4.531	4.304	63	35.291	33.285	32.082	40.103	38.098
21	4.156	3.920	3.778	4.723	4.487	64	37.407	35.282	34.006	42.508	40.383
22	4.334	4.088	3.940	4.925	4.679	65	39.654	37.401	36.049	45.061	42.808
23	4.522	4.265	4.111	5.139	4.882	66	42.044	39.655	38.222	47.777	45.388
24	4.720	4.452	4.291	5.364	5.096	67	44.601	42.067	40.546	50.683	48.149
25	4.930	4.650	4.482	5.602	5.322	68	47.355	44.664	43.050	53.812	51.121
26	5.151	4.858	4.682	5.853	5.560	69	50.326	47.467	45.751	57.189	54.330
27	5.382	5.076	4.893	6.116	5.810	70	53.553	50.510	48.685	60.856	57.813
28	5.626	5.306	5.114	6.393	6.073	71	57.052	53.811	51.866	64.832	61.590
29	5.884	5.549	5.349	6.686	6.352	72	60.850	57.393	55.318	69.148	65.691
30	6.159	5.809	5.599	6.999	6.649	73	64.922	61.233	59.020	73.775	70.086
31	6.452	6.086	5.866	7.332	6.965	74	69.310	65.372	63.009	78.761	74.823
32	6.765	6.380	6.150	7.687	7.303	75	74.065	69.857	67.332	84.165	79.957
33	7.097	6.694	6.452	8.065	7.662	76	79.229	n/a	n/a	90.033	n/a
34	7.450	7.027	6.773	8.466	8.043	77	84.854	n/a	n/a	96.425	n/a
35	7.825	7.380	7.114	8.892	8.447	78	90.966	n/a	n/a	103.370	n/a
36	8.224	7.756	7.476	9.345	8.878	79	97.574	n/a	n/a	110.879	n/a
37	8.644	8.153	7.858	9.823	9.332	80	104.679	n/a	n/a	118.953	n/a
38	9.091	8.575	8.265	10.331	9.814	81	112.323	n/a	n/a	127.640	n/a
39	9.564	9.020	8.694	10.868	10.325	82	120.494	n/a	n/a	136.925	n/a
40	10.064	9.492	9.149	11.436	10.864	83	129.291	n/a	n/a	146.922	n/a
41	10.593	9.992	9.630	12.038	11.436	84	138.796	n/a	n/a	157.723	n/a
42	11.154	10.520	10.140	12.675	12.041	85	149.046	n/a	n/a	169.370	n/a

Surrender Target Factor
Female Insureds
Issue	Standard	Preferred	Preferred Plus	Standard	Preferred	Issue	Standard	Preferred	Preferred Plus	Standard	Preferred
Age	Non-tobacco	Non-tobacco	Non-tobacco	Tobacco	Tobacco	Age	Non-tobacco	Non-tobacco	Non-tobacco	Tobacco	Tobacco
0	1.316	n/a	n/a	n/a	n/a	43	9.803	9.246	8.912	11.140	10.583
1	1.375	n/a	n/a	n/a	n/a	44	10.318	9.732	9.380	11.725	11.139
2	1.429	n/a	n/a	n/a	n/a	45	10.862	10.245	9.874	12.343	11.726
3	1.491	n/a	n/a	n/a	n/a	46	11.437	10.788	10.398	12.997	12.347
4	1.558	n/a	n/a	n/a	n/a	47	12.045	11.361	10.950	13.688	13.004
5	1.631	n/a	n/a	n/a	n/a	48	12.686	11.965	11.533	14.416	13.695
6	1.706	n/a	n/a	n/a	n/a	49	13.363	12.604	12.148	15.185	14.426
7	1.787	n/a	n/a	n/a	n/a	50	14.076	13.276	12.796	15.995	15.195
8	1.870	n/a	n/a	n/a	n/a	51	14.828	13.986	13.480	16.850	16.008
9	1.958	n/a	n/a	n/a	n/a	52	15.620	14.733	14.200	17.750	16.863
10	2.050	n/a	n/a	n/a	n/a	53	16.454	15.519	14.958	18.698	17.763
11	2.147	n/a	n/a	n/a	n/a	54	17.332	16.348	15.757	19.696	18.711
12	2.249	n/a	n/a	n/a	n/a	55	18.259	17.222	16.599	20.749	19.712
13	2.355	n/a	n/a	n/a	n/a	56	19.236	18.143	17.487	21.859	20.766
14	2.464	n/a	n/a	n/a	n/a	57	20.265	19.113	18.422	23.028	21.877
15	2.579	n/a	n/a	n/a	n/a	58	21.350	20.137	19.409	24.261	23.048
16	2.699	n/a	n/a	n/a	n/a	59	22.495	21.216	20.450	25.562	24.284
17	2.823	n/a	n/a	n/a	n/a	60	23.707	22.360	21.552	26.940	25.593
18	2.954	2.786	2.686	3.357	3.189	61	24.994	23.574	22.722	28.402	26.982
19	3.091	2.916	2.810	3.513	3.337	62	26.361	24.863	23.965	29.956	28.458
20	3.235	3.051	2.941	3.676	3.492	63	27.816	26.235	25.287	31.609	30.029
21	3.385	3.193	3.078	3.847	3.655	64	29.367	27.699	26.698	33.372	31.703
22	3.545	3.343	3.222	4.028	3.827	65	31.024	29.261	28.203	35.254	33.491
23	3.712	3.501	3.374	4.218	4.007	66	32.793	30.930	29.812	37.265	35.402
24	3.890	3.669	3.536	4.420	4.199	67	34.687	32.716	31.534	39.417	37.446
25	4.075	3.844	3.705	4.631	4.399	68	36.716	34.630	33.378	41.723	39.637
26	4.272	4.030	3.884	4.855	4.612	69	38.892	36.683	35.357	44.196	41.986
27	4.479	4.225	4.072	5.090	4.836	70	41.229	38.886	37.481	46.851	44.508
28	4.697	4.430	4.270	5.337	5.070	71	43.739	41.253	39.762	49.703	47.218
29	4.925	4.646	4.478	5.597	5.317	72	46.433	43.795	42.212	52.765	50.127
30	5.166	4.873	4.697	5.871	5.577	73	49.328	46.525	44.843	56.054	53.251
31	5.422	5.114	4.929	6.161	5.853	74	52.442	49.462	47.674	59.593	56.613
32	5.690	5.367	5.173	6.466	6.143	75	55.798	52.628	50.726	63.407	60.237
33	5.973	5.633	5.430	6.787	6.448	76	59.424	n/a	n/a	67.527	n/a
34	6.271	5.915	5.701	7.126	6.770	77	63.348	n/a	n/a	71.986	n/a
35	6.584	6.210	5.986	7.482	7.108	78	67.606	n/a	n/a	76.825	n/a
36	6.914	6.521	6.286	7.857	7.464	79	72.238	n/a	n/a	82.089	n/a
37	7.261	6.848	6.601	8.251	7.838	80	77.295	n/a	n/a	87.835	n/a
38	7.627	7.194	6.934	8.667	8.234	81	82.836	n/a	n/a	94.132	n/a
39	8.014	7.559	7.286	9.107	8.652	82	88.784	n/a	n/a	100.891	n/a
40	8.424	7.946	7.658	9.573	9.094	83	95.157	n/a	n/a	108.133	n/a
41	8.858	8.355	8.053	10.066	9.563	84	102.064	n/a	n/a	115.982	n/a
42	9.317	8.788	8.470	10.588	10.059	85	109.558	n/a	n/a	124.498	n/a

"Bands" as used in the Administrative Target Factor and Surrender Charge Percentage tables below correspond to particular ranges of Specified Amount:  Band 2 = Specified Amounts equal to or greater than $100,000 and less than $250,000; Band 3 = Specified Amounts equal to or greater than $250,000 and less than $500,000; Band 4 = Specified Amounts equal to or greater than $500,000 and less than $1,000,000; and Band 5 = Specified Amounts equal to or greater than $1,000,000.

Administrative Target Factor

Age	Band 2	Band 3	Band 4	Band 5	Age	Band 2	Band 3	Band 4	Band 5
0	6.00	4.00	4.00	4.00	43	7.50	4.90	4.90	4.90
1	6.00	4.00	4.00	4.00	44	7.50	4.95	4.95	4.95
2	6.00	4.00	4.00	4.00	45	7.50	5.00	5.00	5.00
3	6.00	4.00	4.00	4.00	46	7.50	5.00	5.00	5.00
4	6.00	4.00	4.00	4.00	47	7.50	5.00	5.00	5.00
5	6.00	4.00	4.00	4.00	48	7.50	5.00	5.00	5.00
6	6.00	4.00	4.00	4.00	49	7.50	5.00	5.00	5.00
7	6.00	4.00	4.00	4.00	50	7.50	5.00	5.00	5.00
8	6.00	4.00	4.00	4.00	51	7.50	5.00	5.00	5.00
9	6.00	4.00	4.00	4.00	52	7.50	5.00	5.00	5.00
10	6.00	4.00	4.00	4.00	53	7.50	5.00	5.00	5.00
11	6.00	4.00	4.00	4.00	54	7.50	5.00	5.00	5.00
12	6.00	4.00	4.00	4.00	55	7.50	5.00	5.00	5.00
13	6.00	4.00	4.00	4.00	56	7.50	5.00	5.00	5.00
14	6.00	4.00	4.00	4.00	57	7.50	5.00	5.00	5.00
15	6.00	4.00	4.00	4.00	58	7.50	5.00	5.00	5.00
16	6.00	4.00	4.00	4.00	59	7.50	5.00	5.00	5.00
17	6.00	4.00	4.00	4.00	60	7.50	5.00	5.00	5.00
18	6.00	4.00	4.00	4.00	61	7.50	5.00	5.00	5.00
19	6.00	4.00	4.00	4.00	62	7.50	5.00	5.00	5.00
20	6.00	4.00	4.00	4.00	63	7.50	5.00	5.00	5.00
21	6.00	4.00	4.00	4.00	64	7.50	5.00	5.00	5.00
22	6.00	4.00	4.00	4.00	65	7.50	5.00	5.00	5.00
23	6.00	4.00	4.00	4.00	66	7.60	5.15	5.15	5.15
24	6.00	4.00	4.00	4.00	67	7.70	5.30	5.30	5.30
25	6.00	4.00	4.00	4.00	68	7.80	5.45	5.45	5.45
26	6.15	4.05	4.05	4.05	69	7.90	5.60	5.60	5.60
27	6.30	4.10	4.10	4.10	70	8.00	5.75	5.75	5.75
28	6.45	4.15	4.15	4.15	71	8.10	5.90	5.90	5.90
29	6.60	4.20	4.20	4.20	72	8.20	6.05	6.05	6.05
30	6.75	4.25	4.25	4.25	73	8.30	6.20	6.20	6.20
31	6.90	4.30	4.30	4.30	74	8.40	6.35	6.35	6.35
32	7.05	4.35	4.35	4.35	75	8.50	6.50	6.50	6.50
33	7.20	4.40	4.40	4.40	76	8.55	6.65	6.65	6.65
34	7.35	4.45	4.45	4.45	77	8.60	6.80	6.80	6.80
35	7.50	4.50	4.50	4.50	78	8.65	6.95	6.95	6.95
36	7.50	4.55	4.55	4.55	79	8.70	7.10	7.10	7.10
37	7.50	4.60	4.60	4.60	80	8.75	7.25	7.25	7.25
38	7.50	4.65	4.65	4.65	81	8.80	7.40	7.40	7.40
39	7.50	4.70	4.70	4.70	82	8.85	7.55	7.55	7.55
40	7.50	4.75	4.75	4.75	83	8.90	7.70	7.70	7.70
41	7.50	4.80	4.80	4.80	84	8.95	7.85	7.85	7.85
42	7.50	4.85	4.85	4.85	85	9.00	8.00	8.00	8.00

Surrender Charge Percentage

Issue			Issue
Age	Male	Female	Age	Male	Female
0	65.0%	65.0%	43	65.0%	65.0%
1	65.0%	65.0%	44	65.0%	65.0%
2	65.0%	65.0%	45	65.0%	65.0%
3	65.0%	65.0%	46	65.0%	65.0%
4	65.0%	65.0%	47	65.0%	65.0%
5	65.0%	65.0%	48	65.0%	65.0%
6	65.0%	65.0%	49	65.0%	65.0%
7	65.0%	65.0%	50	65.0%	65.0%
8	65.0%	65.0%	51	65.0%	65.0%
9	65.0%	65.0%	52	65.0%	65.0%
10	65.0%	65.0%	53	65.0%	65.0%
11	65.0%	65.0%	54	65.0%	65.0%
12	65.0%	65.0%	55	65.0%	65.0%
13	65.0%	65.0%	56	65.0%	65.0%
14	65.0%	65.0%	57	65.0%	65.0%
15	65.0%	65.0%	58	65.0%	65.0%
16	65.0%	65.0%	59	65.0%	65.0%
17	65.0%	65.0%	60	65.0%	65.0%
18	65.0%	65.0%	61	65.0%	65.0%
19	65.0%	65.0%	62	65.0%	65.0%
20	65.0%	65.0%	63	65.0%	65.0%
21	65.0%	65.0%	64	65.0%	65.0%
22	65.0%	65.0%	65	65.0%	65.0%
23	65.0%	65.0%	66	65.0%	65.0%
24	65.0%	65.0%	67	65.0%	65.0%
25	65.0%	65.0%	68	65.0%	65.0%
26	65.0%	65.0%	69	65.0%	65.0%
27	65.0%	65.0%	70	62.0%	65.0%
28	65.0%	65.0%	71	58.0%	65.0%
29	65.0%	65.0%	72	54.0%	65.0%
30	65.0%	65.0%	73	50.0%	65.0%
31	65.0%	65.0%	74	47.0%	63.0%
32	65.0%	65.0%	75	43.0%	59.0%
33	65.0%	65.0%	76	40.0%	55.0%
34	65.0%	65.0%	77	37.0%	51.0%
35	65.0%	65.0%	78	35.0%	48.0%
36	65.0%	65.0%	79	32.0%	44.0%
37	65.0%	65.0%	80	30.0%	41.0%
38	65.0%	65.0%	81	27.0%	38.0%
39	65.0%	65.0%	82	25.0%	35.0%
40	65.0%	65.0%	83	23.0%	33.0%
41	65.0%	65.0%	84	21.0%	30.0%
42	65.0%	65.0%	85	20.0%	28.0%

Outside back cover page

To learn more about this policy, you should read the Statement of Additional Information ("SAI") dated the same date as this prospectus.  For a free copy of the SAI, to receive personalized illustrations of Death Benefits, net cash surrender values, cash values, and to request other information about this policy please call our Service Center at 1-800-848-6331 (TDD: 1-800-238-3035) or write to us at our Service Center at Nationwide Life Insurance Company, P.O. Box 182835, Columbus, OH 43218-2835.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus.  The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the policy.  Information about us and the policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.

Securities Act of 1933 Registration File No. 333-182887

Investment Company Act of 1940 Registration File No. 811-21610

Nationwide VLI Separate Account-7
(Registrant)

Nationwide Life Insurance Company
(Depositor)

Service Center
P.O. Box 182835
Columbus, Ohio 43218-2835
1-866-221-1100
TDD: 1-800-238-3035

STATEMENT OF ADDITIONAL INFORMATION

Individual Flexible Premium Variable Universal Life Insurance Policies

This Statement of Additional Information ("SAI'') contains additional information regarding the individual flexible premium variable universal life insurance policy offered by Nationwide Life Insurance Company ("Nationwide").  This SAI is not a prospectus and should be read together with the policy prospectus dated XXXX, 2012, and the prospectuses for the mutual funds.  The prospectus is incorporated by reference in this SAI.  You may obtain a copy of these prospectuses free of charge by writing or calling our Service Center.  Capitalized terms in this Statement of Additional Information correspond to term as defined in the prospectus.

The date of this SAI is XXXX, 2012.

Nationwide Life Insurance Company

We are a stock life insurance company organized under the laws of the State of Ohio in March 1929, with our Home Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities, and retirement products.  We are admitted to do business in all states, the District of Columbia, and Puerto Rico.  Nationwide is a member of the Nationwide group of companies and all of our common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  Nationwide Corporation owns all of NFS's common stock and is a holding company, as well.  All of Nationwide Corporation's common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $154.7 billion as of December 31, 2011.

Nationwide VLI Separate Account-7

Nationwide VLI Separate Account-7 is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans.  We established the separate account on August 3, 2004 pursuant to Ohio law.  Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940, the SEC does not supervise our management or the management of the separate account.

Waddell & Reed, Inc.

The policies are distributed by Waddell & Reed, Inc., located at 6300 Lamar Ave., Overland Park, KS 66202.  Waddell & Reed, Inc. was organized as a Delaware corporation in 1981.

The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

1

Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided b Waddell & Reed, Inc. will not exceed 99 % of the target premium plus 15 % of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the policies provided by Waddell & Reed, Inc. that will not exceed 15 % of actual premium payment, and that will not exceed 5 % in policy years 11 and thereafter.  We have paid no underwriting commissions to Waddell & Reed, Inc. for each of this separate account's last three fiscal years.

In order to provide the unit value credit that may be applied to the net investment factor, we may lower the target premium on the sale of these policies.  Lowering the target premium will have the likely effect of lowering our commission expense,

Services

We have responsibility for administration of the policies and the separate account.  We also maintain the records of the name, address, taxpayer identification number, and other pertinent information for each policy owner and the number and type of policy issued to each policy owner and records with respect to the policy value of each policy.

We are the custodian of the assets of the separate account.  We will maintain a record of all purchases and redemption of shares of the mutual funds.  We or our affiliates may have entered into agreements with either the investment adviser or distributor for the mutual funds.  The agreements relate to administrative services we or our affiliates furnish.   Some of the services provided include distribution of mutual fund prospectuses, semi-annual and annual mutual fund reports, proxy materials and mutual fund communications, as well as maintaining the websites and voice response systems necessary for policy owners to execute trades in the mutual funds.  We also act as a limited agent for the mutual funds for purposes of accepting the trades.  For these services the mutual funds may agree to pay us an annual fee based on the average aggregate net assets of the separate account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in the particular mutual fund.

We take these anticipated fee payments into consideration when determining the expenses necessary to support the policies.  Without these payments, policy charges would be higher.  Generally, we expect to receive somewhere between 0.10% to 0.45% (an annualized rate of the daily net assets of the separate account) from the mutual funds offered in the policies.  What is actually received depends upon many factors, including but not limited to the type of mutual fund (i.e., money market funds generally pay less revenue than other mutual fund types) and the actual services rendered to the mutual fund company.

Independent Registered Public Accounting Firm

The financial statements of Nationwide VLI Separate Account-7 and the consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

Underwriting Procedure

We underwrite the policies issued through Nationwide VLI Separate Account-7.  The policy's cost of insurance depends upon the Insured's sex, issue age, underwriting class, any Substandard Rating, and the duration of time the policy has been In Force.  The rates will vary depending upon tobacco use and other risk factors.  Monthly cost of insurance rates will not exceed those guaranteed in the policy.  Guaranteed cost of insurance rates are based on the 2001 Commissioners’ Standard Ordinary Mortality Table, Age Nearest Birthday (2001 CSO).  Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate percentage multiples of the standard guaranteed cost of insurance rate on a standard basis.  That is, standard guaranteed cost of insurance rates for substandard risks are guaranteed cost of insurance rates for standard risks times a percentage greater than 100%.  These mortality tables are sex-distinct.  In addition, separate mortality tables will be used for tobacco and non-tobacco.  As a component of base policy and Rider cost of insurance charges, we may deduct a "flat extra charge," which is an additional factor in determining the constant charge per $1,000 of Specified Amount, for certain activities or medical conditions of the Insured.  We apply the same flat extra charge to all Insureds that engage in the same activity or have the same medical condition irrespective of their sex, issue age, underwriting class, or Substandard Rating, if any.

Mortality tables are unisex for policies issued in the State of Montana and group or sponsored arrangements (including our employees and their family members).

The rate class of an insured may affect the cost of insurance rate.  We currently place insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk.  In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks.  Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose policies have been in effect for the same length of time.  The cost of insurance rates, policy charges, and payment options for policies issued in some states or in connection with certain employee benefit arrangements may be issued on a gender-neutral (unisex) basis.  The unisex rates will be higher than those applicable to females and lower than those applicable to males.  If the rating class for any increase in the Specified Amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes.  The actual charges made during the policy year will be shown in the annual report delivered to policy owners.

2

Policy Restoration Procedure

Requests to restore a surrendered policy must meet the following requirements:

•
the request must be in writing and signed by the policy owner (if the surrender was a Code Section 1035 exchange to a new policy with a different insurer, the signature of an officer of the replacing insurer is also required);

•
the written request must be received at our Service Center within 30 days of the date the policy was surrendered (periods up to 60 days will be permitted based on the right to examine period applicable to replaced life insurance policies in the state where the policy was issued);

•	the surrender Proceeds must be returned in their entirety; and

•	the Insured must be alive on the date the restoration request is received.

No proof of insurability or additional underwriting will be required for requests to restore a surrendered policy that meet the above requirements.

A restored policy will be treated as if it had never been surrendered for all purposes, including Investment Experience, accrual of interest, and deduction of charges, resulting in the following:

•	the returned surrender proceeds and any amount taken as a Surrender Charge will be used to purchase Accumulation Units according to your allocations in affect on, and priced as of, the surrender date;

•
any charges that would otherwise have been assessed during the period of surrender will be assessed as of the date(s) they were due resulting in the cancellation of Accumulation Units priced as of the applicable date(s);

•	interest will be credited on any allocation to a fixed investment option at the rate(s) in effect during the period of surrender;

•	interest charged and credited on any Indebtedness will accrue at the rates in effect for the period of surrender; and

•	any transfer of loan interest charged or credited that would have occurred during the period of surrender will be transferred as of the date(s) such transfers would have otherwise occurred.

Policy restoration is not a contract right of the policy.  It is an administrative procedure based on requirements of state insurance law and the terms are subject to change without notice at any time.

Illustrations

Before you purchase the policy and upon request thereafter, we will provide illustrations of future benefits under the policy.  We reserve the right to charge a reasonable fee of no more than $25 for this service to persons who request more than one policy illustration during a policy year.

Advertising

Rating Agencies.  Independent financial rating services, including Moody's, Standard & Poor's, and A.M. Best Company rank and rate us.  The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide.  The ratings are not intended to reflect the Investment Experience or financial strength of the separate account.  We may advertise these ratings from time to time.  In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals, or other parties which recommend us or the policies.  Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Money Market Yields. We may advertise the "yield" and "effective yield" for the money market Sub-Account.  Yield and effective yield are annualized, which means that it is assumed that the mutual fund generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the mutual fund’s units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Sub-Accounts.  We will advertise historical performance of the Sub-Accounts in accordance with SEC prescribed calculations.   Performance information is annualized.  However, if a Sub-Account has been available in the separate account for less than one year, the performance information for that Sub-Account is not annualized.  Performance information is based on historical earnings and is not intended to predict or project future results.

Additional Materials.  We may provide information on various topics to you and prospective policy owners in advertising, sales literature, or other materials.

3

Tax Definition of Life Insurance

Section 7702(b)(1) of the Internal Revenue Code ("Code") provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes.  The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.  Both tests are available to flexible premium policies such as this one.

The tables that follow show, numerically, the requirements for each test.

Guideline Premium/Cash Value Corridor Test
Table of Applicable Percentages of Cash Value

Attained Age of the Insured	Applicable Percentage	Attained Age of the Insured	Applicable Percentage

0-40	250%	70	115%
41	243%	71	113%
42	236%	72	111%
43	229%	73	109%
44	222%	74	107%

45	215%	75	105%
46	209%	76	105%
47	203%	77	105%
48	197%	78	105%
49	191%	79	105%

50	185%	80	105%
51	178%	81	105%
52	171%	82	105%
53	164%	83	105%
54	157%	84	105%

55	150%	85	105%
56	146%	86	105%
57	142%	87	105%
58	138%	88	105%
59	134%	89	105%

60	130%	90	105%
61	128%	91	104%
62	126%	92	103%
63	124%	93	102%
64	122%	94	101%

65	120%	95	100%
66	119%	96	100%
67	118%	97	100%
68	117%	98	100%
69	116%	99-120	100%

4

Cash Value Accumulation Test

The Cash Value Accumulation Test requires the Death Benefit to exceed an applicable percentage of the Cash Value.  These applicable percentages are calculated by determining net single premiums, as defined in Code Section 7702(b), for each policy year given a set of actuarial assumptions.  The relevant material assumptions include an interest rate of 4% and 2001 CSO mortality as prescribed in Code Section 7702 for the Cash Value Accumulation Test.  The resulting net single premiums are then inverted (i.e., multiplied by 1/net single premium) to give the applicable Cash Value percentages.  These premiums vary with the ages, sexes, and risk classifications of the Insureds.

The table below provides an example of applicable percentages for the Cash Value Accumulation Test.  This example is for a male preferred non-tobacco issue age 55.

Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value
1	244%	16	162%	31	122%
2	237%	17	158%	32	120%
3	230%	18	155%	33	119%
4	223%	19	151%	34	117%
5	216%	20	148%	35	116%
6	210%	21	145%	36	115%
7	204%	22	142%	37	114%
8	199%	23	139%	38	113%
9	193%	24	137%	39	112%
10	188%	25	134%	40	111%
11	183%	26	132%	41	110%
12	179%	27	129%	42	109%
13	174%	28	127%	43	107%
14	170%	29	125%	44	106%
15	166%	30	124%	45	103%
				46+	100%

5

Report of Independent Registered Public Accounting Firm
The Board of Directors of Nationwide Life Insurance Company and Subsidiaries and Contract Owners of Nationwide VLI Separate Account -7:
We have audited the accompanying statement of assets, liabilities and contract owners’ equity of Nationwide VLI Separate Account -7 (comprised of the sub-accounts listed in note 1(b), (collectively, “the Accounts”)) as of December 31, 2011, and the related statements of operations for the period then ended, the statements of changes in contract owners’ equity for each of the periods in the two-year period then ended, and the financial highlights for each of the periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Accounts’ management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Accounts as of December 31, 2011, the results of their operations for the period then ended, the changes in contract owners’ equity for each of the periods in the two-year period then ended, and the financial highlights for each of the periods in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Columbus, Ohio
March 13, 2012

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

Assets:
Investments at fair value:

Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class II (MLVGA2)
253,827 shares (cost $4,018,688)	$3,769,334
Stock Index Fund, Inc. - Initial Shares (DSIF)
103,259 shares (cost $2,608,706)	3,044,076
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
53,016 shares (cost $1,590,877)	1,734,168
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)
33,672 shares (cost $199,697)	177,791
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)
80,332 shares (cost $3,258,473)	3,023,683
Investors Growth Stock Series - Initial Class (MIGIC)
71,741 shares (cost $718,673)	789,863
Value Series - Initial Class (MVFIC)
381,774 shares (cost $4,041,071)	4,840,898
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
28,183 shares (cost $431,223)	422,457
Core Plus Fixed Income Portfolio - Class I (MSVFI)
52,885 shares (cost $518,650)	538,896
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
343,055 shares (cost $4,793,017)	4,802,770
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
138,149 shares (cost $2,190,206)	2,381,687
American Funds NVIT Bond Fund - Class II (GVABD2)
87,500 shares (cost $895,776)	1,000,128
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
89,535 shares (cost $1,972,924)	1,756,685
American Funds NVIT Growth Fund - Class II (GVAGR2)
62,392 shares (cost $3,000,055)	3,220,052
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
26,651 shares (cost $837,612)	951,428
Federated NVIT High Income Bond Fund - Class III (HIBF3)
766,601 shares (cost $5,095,744)	5,005,903
NVIT Emerging Markets Fund - Class III (GEM3)
333,061 shares (cost $3,600,163)	3,377,241
NVIT International Equity Fund - Class III (GIG3)
24,273 shares (cost $212,977)	194,424
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
73,563 shares (cost $551,543)	587,034
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
80,752 shares (cost $644,750)	629,059
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
219,963 shares (cost $1,713,563)	2,186,436
NVIT Cardinal Aggressive Fund - Class I (NVCRA1)
249,695 shares (cost $2,138,863)	2,020,033
NVIT Cardinal Balanced Fund - Class I (NVCRB1)
123,572 shares (cost $1,234,350)	1,233,252
NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)
308,462 shares (cost $2,937,674)	2,933,470
NVIT Cardinal Conservative Fund - Class I (NVCCN1)
122,170 shares (cost $1,283,362)	1,254,686
NVIT Cardinal Moderate Fund - Class I (NVCMD1)
582,418 shares (cost $5,618,895)	5,684,396
NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)
1,619,775 shares (cost $13,892,545)	14,869,539

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)
59,157 shares (cost $599,252)	600,444
NVIT Core Bond Fund - Class I (NVCBD1)
79,853 shares (cost $846,516)	869,603
NVIT Core Plus Bond Fund - Class I (NVLCP1)
7,671 shares (cost $86,393)	88,145
NVIT Fund - Class I (TRF)
219,045 shares (cost $1,529,273)	1,982,358
NVIT Government Bond Fund - Class I (GBF)
306,899 shares (cost $3,669,043)	3,661,304
American Century NVIT Growth Fund - Class I (CAF)
929 shares (cost $13,663)	12,778
NVIT International Index Fund - Class VI (GVIX6)
55,024 shares (cost $472,599)	398,375
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
770,453 shares (cost $6,372,422)	6,741,463
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
40,506 shares (cost $512,856)	519,292
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
30,518 shares (cost $426,562)	421,756
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
119,949 shares (cost $1,163,300)	1,223,477
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
2,149,140 shares (cost $21,531,298)	22,200,619
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
3,293,245 shares (cost $32,324,346)	32,833,654
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
130,837 shares (cost $1,284,473)	1,359,392
NVIT Mid Cap Index Fund - Class I (MCIF)
122,377 shares (cost $1,992,367)	2,147,715
NVIT Money Market Fund - Class I (SAM)
8,750,945 shares (cost $8,750,945)	8,750,945
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
220,292 shares (cost $1,755,105)	1,925,352
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
162,553 shares (cost $1,471,263)	1,355,688
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
374,499 shares (cost $3,393,228)	3,494,074
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
183,414 shares (cost $1,455,807)	1,478,314
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
241,735 shares (cost $1,918,077)	2,463,284
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
167,979 shares (cost $1,448,170)	1,668,032
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
108,576 shares (cost $1,533,838)	1,664,472
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
79,819 shares (cost $651,513)	788,611
NVIT Multi-Manager Small Company Fund - Class I (SCF)
110,151 shares (cost $1,641,075)	1,869,256
NVIT Multi-Sector Bond Fund - Class I (MSBF)
289,592 shares (cost $2,383,967)	2,510,760
NVIT Short Term Bond Fund - Class II (NVSTB2)
116,571 shares (cost $1,203,978)	1,201,849
NVIT Large Cap Growth Fund - Class I (NVOLG1)
754,834 shares (cost $11,436,226)	11,088,509
Templeton NVIT International Value Fund - Class III (NVTIV3)
166,229 shares (cost $2,040,645)	1,767,018

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

Van Kampen NVIT Comstock Value Fund - Class I (EIF)
247,054 shares (cost $2,033,680)	2,411,252
NVIT Real Estate Fund - Class I (NVRE1)
439,237 shares (cost $3,132,762)	3,979,485
VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)
72,483 shares (cost $1,024,228)	1,120,591
VP Inflation Protection Fund - Class II (ACVIP2)
249,228 shares (cost $2,704,204)	2,928,434
VP Mid Cap Value Fund - Class I (ACVMV1)
131,397 shares (cost $1,406,868)	1,773,856
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
185,120 shares (cost $1,763,706)	2,252,916
Appreciation Portfolio - Initial Shares (DCAP)
41,163 shares (cost $1,269,018)	1,564,208
Quality Bond Fund II - Primary Shares (FQB)
134,239 shares (cost $1,465,785)	1,504,815
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
233,886 shares (cost $3,970,112)	4,378,347
VIP Fund - Equity-Income Portfolio - Service Class (FEIS)
159,000 shares (cost $2,862,473)	2,962,161
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
77,676 shares (cost $745,412)	800,059
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
205,242 shares (cost $1,993,787)	2,093,468
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
200,379 shares (cost $1,824,918)	1,941,671
VIP Fund - Growth Portfolio - Service Class (FGS)
50,071 shares (cost $1,928,426)	1,843,132
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
366,742 shares (cost $4,611,996)	4,716,301
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
234,019 shares (cost $6,287,880)	6,770,162
VIP Fund - Overseas Portfolio - Service Class R (FOSR)
119,973 shares (cost $1,993,874)	1,625,636
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
17,081 shares (cost $136,238)	149,626
Franklin Income Securities Fund - Class 2 (FTVIS2)
133,774 shares (cost $1,867,103)	1,915,650
Franklin Rising Dividends Securities Fund - Class 1 (FTVRDI)
96,080 shares (cost $1,770,940)	1,922,565
Franklin Small Cap Value Securities Fund - Class 1 (FTVSVI)
265,233 shares (cost $2,945,640)	4,195,980
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
176,415 shares (cost $1,623,934)	1,651,242
Templeton Foreign Securities Fund - Class 3 (TIF3)
135,837 shares (cost $1,443,357)	1,699,324
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
205,620 shares (cost $3,645,799)	3,732,000
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
113,411 shares (cost $747,174)	860,792
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
106,096 shares (cost $1,205,219)	1,144,776
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
12,035 shares (cost $129,694)	145,990
Socially Responsive Portfolio - I Class Shares (AMSRS)
56,559 shares (cost $769,737)	811,620
Global Securities Fund/VA - Class 3 (OVGS3)
93,085 shares (cost $2,435,056)	2,573,811

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

High Income Fund/VA - Class 3 (OVHI3)
221,504 shares (cost $407,348)	425,287
High Income Fund/VA - Non-Service Shares (OVHI)
14,411 shares (cost $99,678)	27,381
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
143,246 shares (cost $2,347,046)	2,966,629
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
79,408 shares (cost $978,771)	1,363,431
Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)
65,300 shares (cost $740,127)	789,481
Low Duration Portfolio - Administrative Class (PMVLDA)
324,401 shares (cost $3,395,963)	3,367,282
Total Return Portfolio - Administrative Class (PMVTRA)
33,636 shares (cost $373,705)	370,670
Putnam VT Growth and Income Fund - IB Shares (PVGIB)
591 shares (cost $8,785)	9,035
Putnam VT Voyager Fund - IB Shares (PVTVB)
104 shares (cost $3,091)	3,313
V.I. Capital Appreciation Fund - Series I (AVCA)
18,452 shares (cost $418,673)	395,235
V.I. Capital Development Fund - Series I (AVCDI)
63,402 shares (cost $769,789)	789,351
Health Sciences Portfolio - II (TRHS2)
13,580 shares (cost $218,851)	217,956
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)
33,996 shares (cost $1,272,640)	1,046,394
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
478,346 shares (cost $4,719,444)	4,356,632
Ivy Fund Variable Insurance Portfolios, Inc.- Balanced (WRBP)
27 shares (cost $234)	239
Ivy Fund Variable Insurance Portfolios, Inc. - Bond (WRBDP)
204 shares (cost $1,149)	1,182
Ivy Fund Variable Insurance Portfolios, Inc. - Global Natural Resources (WRGNR)
127 shares (cost $751)	673
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)
537 shares (cost $1,834)	1,837
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)
96 shares (cost $775)	800
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Aggressive (WRPAP)
521 shares (cost $2,596)	2,483
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
157 shares (cost $813)	798
Ivy Fund Variable Insurance Portfolios, Inc. - Science and Technology (WRSTP)
64 shares (cost $1,039)	980
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Growth (WRSCP)
80 shares (cost $760)	748
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
55,319 shares (cost $392,355)	424,846

Total Investments	$271,548,461

Other Account Receivable	13,464

Accounts Payable-Blue Chip Growth Portfolio - II (TRBCG2)	(40)

$271,561,885

Contract Owners’ Equity:
Accumulation units	271,561,885

Total Contract Owners’ Equity (note 8)	$271,561,885

See accompanying notes to financial statements.

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	Total	MLVGA2	DSIF	JACAS	JAGTS2	JAIGS2	MIGIC	MVFIC
Investment Activity:
Reinvested dividends	$4,839,920	83,403	56,607	4,886	-	15,997	4,447	77,909

Net investment income (loss)	4,839,920	83,403	56,607	4,886	-	15,997	4,447	77,909

Realized gain (loss) on investments	1,991,077	38,317	23,213	202,359	7,795	256,660	5,402	319,329
Change in unrealized gain (loss) on investments	(16,340,584)	(358,543)	(24,053)	(329,663)	(31,748)	(1,857,800)	(5,213)	(431,930)

Net gain (loss) on investments	(14,349,507)	(320,226)	(840)	(127,304)	(23,953)	(1,601,140)	189	(112,601)

Reinvested capital gains	895,547	85,426	18,880	-	-	42,626	-	21,072

Net increase (decrease) in contract owners’ equity resulting from operations	$(8,614,040)	(151,397)	74,647	(122,418)	(23,953)	(1,542,517)	4,636	(13,620)

Investment Activity:	MVIVSC	MSVFI	NVAMV1	GVAAA2	GVABD2	GVAGG2	GVAGR2	GVAGI2
Reinvested dividends	$4,440	19,645	82,478	23,949	24,250	26,771	9,182	10,075

Net investment income (loss)	4,440	19,645	82,478	23,949	24,250	26,771	9,182	10,075

Realized gain (loss) on investments	5,226	4,923	4,638	(19,389)	30,584	167,111	(131,278)	(15,965)
Change in unrealized gain (loss) on investments	(18,638)	4,306	(69,473)	13,101	4,080	(398,161)	(41,354)	(20,186)

Net gain (loss) on investments	(13,412)	9,229	(64,835)	(6,288)	34,664	(231,050)	(172,632)	(36,151)

Reinvested capital gains	-	-	11,973	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(8,972)	28,874	29,616	17,661	58,914	(204,279)	(163,450)	(26,076)

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	HIBF3	GEM3	GIG3	NVIE6	NVNMO1	NVNSR2	NVCRA1	NVCRB1
Investment Activity:
Reinvested dividends	$269,466	29,126	2,039	7,334	4,126	14,531	40,961	31,707

Net investment income (loss)	269,466	29,126	2,039	7,334	4,126	14,531	40,961	31,707

Realized gain (loss) on investments	385,637	(413,257)	(1,486)	32,427	25,894	143,656	56,447	24,081
Change in unrealized gain (loss) on investments	(444,486)	(603,775)	(18,553)	(107,290)	(120,082)	(241,834)	(266,190)	(72,113)

Net gain (loss) on investments	(58,849)	(1,017,032)	(20,039)	(74,863)	(94,188)	(98,178)	(209,743)	(48,032)

Reinvested capital gains	-	-	-	-	5,633	-	29,869	6,971

Net increase (decrease) in contract owners’ equity resulting from operations	$210,617	(987,906)	(18,000)	(67,529)	(84,429)	(83,647)	(138,913)	(9,354)

Investment Activity:	NVCCA1	NVCCN1	NVCMD1	NVCMA1	NVCMC1	NVCBD1	NVLCP1	TRF

Reinvested dividends	$67,797	22,632	155,408	376,196	13,951	26,857	2,280	24,397

Net investment income (loss)	67,797	22,632	155,408	376,196	13,951	26,857	2,280	24,397

Realized gain (loss) on investments	185,803	12,688	381,053	24,087	5,975	12,448	1,035	95,103
Change in unrealized gain (loss) on investments	(358,534)	(41,169)	(685,325)	(1,298,496)	(24,205)	19,750	2,054	(107,619)

Net gain (loss) on investments	(172,731)	(28,481)	(304,272)	(1,274,409)	(18,230)	32,198	3,089	(12,516)

Reinvested capital gains	17,569	6,212	37,872	142,342	3,290	-	83	-
Net increase (decrease) in contract owners’ equity resulting from operations	$(87,365)	363	(110,992)	(755,871)	(989)	59,055	5,452	11,881

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	GBF	CAF	GVIX6	GVIDA	NVDBL2	NVDCA2	GVIDC	GVIDM
Investment Activity:
Reinvested dividends	$109,672	66	11,758	127,518	9,761	6,893	28,923	458,390

Net investment income (loss)	109,672	66	11,758	127,518	9,761	6,893	28,923	458,390

Realized gain (loss) on investments	(26,247)	(20)	(18,577)	(340,127)	2,666	2,250	24,073	(198,721)
Change in unrealized gain (loss) on investments	171,812	(884)	(51,163)	(67,970)	(11,166)	(17,387)	(23,901)	(272,760)

Net gain (loss) on investments	145,565	(904)	(69,740)	(408,097)	(8,500)	(15,137)	172	(471,481)

Reinvested capital gains	10,745	-	-	-	595	315	4,185	-

Net increase (decrease) in contract owners’ equity resulting from operations	$265,982	(838)	(57,982)	(280,579)	1,856	(7,929)	33,280	(13,091)

Investment Activity:	GVDMA	GVDMC	MCIF	SAM	NVMIG3	GVDIV3	NVMLG1	NVMLV1
Reinvested dividends	$692,145	33,007	18,445	6	28,716	29,882	266	17,446

Net investment income (loss)	692,145	33,007	18,445	6	28,716	29,882	266	17,446

Realized gain (loss) on investments	(1,052,175)	114,515	37,945	-	165,624	(22,652)	165,094	16,976
Change in unrealized gain (loss) on investments	(349,102)	(113,920)	(172,183)	-	(400,736)	(267,002)	(275,432)	(177,871)

Net gain (loss) on investments	(1,401,277)	595	(134,238)	-	(235,112)	(289,654)	(110,338)	(160,895)

Reinvested capital gains	-	-	35,130	-	-	-	-	52,932

Net increase (decrease) in contract owners’ equity resulting from operations	$(709,132)	33,602	(80,663)	6	(206,396)	(259,772)	(110,072)	(90,517)

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	NVMMG1	NVMMV2	SCGF	SCVF	SCF	MSBF	NVSTB2	NVOLG1
Investment Activity:
Reinvested dividends	$-	14,667	-	3,823	10,441	106,531	19,268	81,206

Net investment income (loss)	-	14,667	-	3,823	10,441	106,531	19,268	81,206

Realized gain (loss) on investments	161,989	130,969	1,586	13,790	(74,118)	(23,111)	1,793	7,647
Change in unrealized gain (loss) on investments	(277,454)	(196,052)	(85,430)	(63,022)	(53,594)	48,073	(4,840)	(389,963)

Net gain (loss) on investments	(115,465)	(65,083)	(83,844)	(49,232)	(127,712)	24,962	(3,047)	(382,316)

Reinvested capital gains	-	7,409	-	-	-	-	-	42,464

Net increase (decrease) in contract owners’ equity resulting from operations	$(115,465)	(43,007)	(83,844)	(45,409)	(117,271)	131,493	16,221	(258,646)

Investment Activity:	NVTIV3	EIF	NVRE1	ALVSVA	ACVIP2	ACVMV1	DVSCS	DCAP
Reinvested dividends	$56,780	33,681	35,479	5,810	100,546	23,802	13,885	21,479

Net investment income (loss)	56,780	33,681	35,479	5,810	100,546	23,802	13,885	21,479

Realized gain (loss) on investments	29,841	(13,562)	175,846	51,677	30,320	94,467	(66,324)	95,594
Change in unrealized gain (loss) on investments	(345,018)	(78,893)	20,457	(161,168)	113,888	(186,893)	57,412	(1,061)

Net gain (loss) on investments	(315,177)	(92,455)	196,303	(109,491)	144,208	(92,426)	(8,912)	94,533

Reinvested capital gains	2,203	-	16,383	-	28,600	46,885	5,554	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(256,194)	(58,774)	248,165	(103,681)	273,354	(21,739)	10,527	116,012

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	FQB	FNRS2	FEIS	FF10S	FF20S	FF30S	FGS	FIGBS
Investment Activity:
Reinvested dividends	$80,255	40,387	74,674	16,281	44,224	40,107	5,054	147,327

Net investment income (loss)	80,255	40,387	74,674	16,281	44,224	40,107	5,054	147,327

Realized gain (loss) on investments	(2,660)	119,717	(159,875)	(4,852)	(64,251)	(17,428)	376,121	113,543
Change in unrealized gain (loss) on investments	(42,522)	(559,619)	87,267	(19,914)	620	(78,302)	(362,862)	(54,236)

Net gain (loss) on investments	(45,182)	(439,902)	(72,608)	(24,766)	(63,631)	(95,730)	13,259	59,307

Reinvested capital gains	-	-	-	4,168	8,004	5,869	6,306	126,844

Net increase (decrease) in contract owners’ equity resulting from operations	$35,073	(399,515)	2,066	(4,317)	(11,403)	(49,754)	24,619	333,478

Investment Activity:	FMCS	FOSR	FVSS	FTVIS2	FTVRDI	FTVSVI	FTVDM3	TIF3
Reinvested dividends	$11,251	25,093	1,485	109,210	32,380	40,203	18,559	31,266

Net investment income (loss)	11,251	25,093	1,485	109,210	32,380	40,203	18,559	31,266

Realized gain (loss) on investments	(79,800)	(140,128)	(10,697)	(84,538)	4,928	226,626	(106,805)	30,954
Change in unrealized gain (loss) on investments	(784,181)	(233,390)	(5,436)	18,210	76,218	(435,891)	(237,966)	(254,327)

Net gain (loss) on investments	(863,981)	(373,518)	(16,133)	(66,328)	81,146	(209,265)	(344,771)	(223,373)

Reinvested capital gains	12,892	3,575	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(839,838)	(344,850)	(14,648)	42,882	113,526	(169,062)	(326,212)	(192,107)

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	FTVGI3	FTVFA2	AMTB	AMFAS	AMSRS	OVGS3	OVHI3	OVHI
Investment Activity:
Reinvested dividends	$197,527	131	46,732	-	2,895	34,929	37,078	2,845

Net investment income (loss)	197,527	131	46,732	-	2,895	34,929	37,078	2,845

Realized gain (loss) on investments	61,823	12,046	6,253	(2,188)	(34,789)	(81,252)	9,769	(12,911)
Change in unrealized gain (loss) on investments	(322,819)	(25,062)	(47,729)	(702)	(4,818)	(194,243)	(56,211)	9,494

Net gain (loss) on investments	(260,996)	(13,016)	(41,476)	(2,890)	(39,607)	(275,495)	(46,442)	(3,417)

Reinvested capital gains	23,014	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(40,455)	(12,885)	5,256	(2,890)	(36,712)	(240,566)	(9,364)	(572)

Investment Activity:	OVGI	OVSC	PMVFBA	PMVLDA	PMVTRA	PVGIB	PVTVB	AVCA
Reinvested dividends	$26,425	9,845	13,284	54,324	3,129	117	-	663

Net investment income (loss)	26,425	9,845	13,284	54,324	3,129	117	-	663

Realized gain (loss) on investments	(37,163)	219,562	10,927	28,631	(670)	(168)	66	(10,044)
Change in unrealized gain (loss) on investments	4,810	(248,236)	21,571	(49,956)	(3,035)	(391)	(732)	(26,194)

Net gain (loss) on investments	(32,353)	(28,674)	32,498	(21,325)	(3,705)	(559)	(666)	(36,238)

Reinvested capital gains	-	-	2,493	-	5,280	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(5,928)	(18,829)	48,275	32,999	4,704	(442)	(666)	(35,575)

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	AVCDI	TRHS2	VWHAR	WRASP	WRBP	WRBDP	WRGNR	WRHIP
Investment Activity:
Reinvested dividends	$-	-	5,903	47,540	1	21	-	84

Net investment income (loss)	-	-	5,903	47,540	1	21	-	84

Realized gain (loss) on investments	(69,926)	4,211	52,063	275,990	(13)	2	11	6
Change in unrealized gain (loss) on investments	4,631	(3,717)	(294,333)	(618,116)	6	29	(131)	(27)

Net gain (loss) on investments	(65,295)	494	(242,270)	(342,126)	(7)	31	(120)	(21)

Reinvested capital gains	-	-	6,351	-	7	5	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(65,295)	494	(230,016)	(294,586)	1	57	(120)	63

	WRMCG	WRPAP	WRPMAP	WRSTP	WRSCP	WFVSCG	NVAGF3	GEF3
Investment Activity:
Reinvested dividends	$-	26	7	-	-	-	5,430	89

Net investment income (loss)	-	26	7	-	-	-	5,430	89

Realized gain (loss) on investments	26	11	13	24	22	10,184	(12,059)	221
Change in unrealized gain (loss) on investments	(52)	(197)	(47)	(90)	(87)	(33,510)	2,590	(584)

Net gain (loss) on investments	(26)	(186)	(34)	(66)	(65)	(23,326)	(9,469)	(363)

Reinvested capital gains	20	51	13	22	5	-	7,410	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(6)	(109)	(14)	(44)	(60)	(23,326)	3,371	(274)

See accompanying notes to financial statements.

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	Total		MLVGA2		DSIF		JACAS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$4,839,920	3,652,131	83,403	30,867	56,607	48,668	4,886	5,141
Realized gain (loss) on investments	1,991,077	(6,374,010)	38,317	8,969	23,213	(224,340)	202,359	(136,160)
Change in unrealized gain (loss) on investments	(16,340,584)	34,724,516	(358,543)	91,808	(24,053)	558,746	(329,663)	258,719
Reinvested capital gains	895,547	1,438,658	85,426	15,434	18,880	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(8,614,040)	33,441,295	(151,397)	147,078	74,647	383,074	(122,418)	127,700

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	39,286,981	46,264,093	419,787	343,127	429,595	747,661	183,575	293,533
Transfers between funds	-	-	990,501	2,259,412	138,986	(26,957)	(530,320)	35,975
Surrenders (note 6)	(13,605,046)	(9,873,177)	(204,649)	(85,835)	(289,001)	(469,507)	(63,837)	(35,751)
Death Benefits (note 4)	(732,047)	(248,382)	(92,141)	(21,649)	-	-	(72,239)	-
Net policy repayments (loans) (note 5)	(797,811)	(2,521,088)	(6,904)	(3,473)	3,695	(26,525)	(5,388)	(18,584)
Deductions for surrender charges (note 2d)	(2,261,646)	(2,124,682)	(11,978)	(3,210)	(49,865)	(42,526)	(28,786)	(4,119)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(17,252,657)	(18,342,000)	(163,075)	(61,747)	(206,240)	(217,302)	(104,526)	(128,838)
Asset charges (note 3)	(1,111,879)	(1,016,759)	(12,782)	(4,018)	(11,738)	(10,368)	(6,916)	(7,479)
Adjustments to maintain reserves	24,196	(8,881)	(12)	(39)	2	(4)	6	283

Net equity transactions	3,550,091	12,129,124	918,747	2,422,568	15,434	(45,528)	(628,431)	135,020

Net change in contract owners’ equity	(5,063,949)	45,570,419	767,350	2,569,646	90,081	337,546	(750,849)	262,720
Contract owners’ equity beginning of period	276,625,834	231,055,415	3,001,982	432,336	2,954,000	2,616,454	2,485,017	2,222,297

Contract owners’ equity end of period	$271,561,885	276,625,834	3,769,332	3,001,982	3,044,081	2,954,000	1,734,168	2,485,017

CHANGES IN UNITS:
Beginning units	22,444,620	21,311,832	224,255	35,488	251,299	255,610	198,672	189,179
Units purchased	4,339,871	8,407,662	93,699	197,421	51,014	41,096	16,268	25,761
Units redeemed	(4,061,405)	(7,274,874)	(25,776)	(8,654)	(48,123)	(45,407)	(65,955)	(16,268)

Ending units	22,723,086	22,444,620	292,178	224,255	254,190	251,299	148,985	198,672

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	JAGTS2		JAIGS2		MIGIC		MVFIC
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	15,997	28,163	4,447	3,355	77,909	96,385
Realized gain (loss) on investments	7,795	79	256,660	(446,304)	5,402	5,559	319,329	82,929
Change in unrealized gain (loss) on investments	(31,748)	9,842	(1,857,800)	1,535,399	(5,213)	84,758	(431,930)	450,437
Reinvested capital gains	-	-	42,626	-	-	-	21,072	-

Net increase (decrease) in contract owners’ equity resulting from operations	(23,953)	9,921	(1,542,517)	1,117,258	4,636	93,672	(13,620)	629,751

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	49,863	31,409	348,701	619,217	64,897	94,774	496,436	901,685
Transfers between funds	23,581	151,672	(846,569)	(868,323)	(19,816)	(36,696)	(296,384)	(1,471,484)
Surrenders (note 6)	(51,324)	-	(122,358)	(128,925)	(16,453)	(40,893)	(388,898)	(220,931)
Death Benefits (note 4)	-	-	(19,985)	(13)	(2,405)	(1,122)	(11,387)	(1,826)
Net policy repayments (loans) (note 5)	(10)	(12)	(57,893)	(34,936)	(2,624)	(3,186)	(96,625)	(100,541)
Deductions for surrender charges (note 2d)	(444)	-	(53,922)	(22,037)	(3,110)	(9,508)	(62,753)	(56,356)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(10,954)	(1,109)	(240,030)	(329,244)	(48,208)	(51,604)	(266,195)	(395,957)
Asset charges (note 3)	(753)	(95)	(14,249)	(17,316)	(3,781)	(3,635)	(18,911)	(23,788)
Adjustments to maintain reserves	-	(1)	1,121	577	(2)	(70)	2,167	(86)

Net equity transactions	9,959	181,864	(1,005,184)	(781,000)	(31,502)	(51,940)	(642,550)	(1,369,284)

Net change in contract owners’ equity	(13,994)	191,785	(2,547,701)	336,258	(26,866)	41,732	(656,170)	(739,533)
Contract owners’ equity beginning of period	191,785	-	5,571,354	5,235,096	816,724	774,992	5,497,123	6,236,656

Contract owners’ equity end of period	$177,791	191,785	3,023,653	5,571,354	789,858	816,724	4,840,953	5,497,123

CHANGES IN UNITS:
Beginning units	16,893	-	349,600	410,720	65,019	69,393	425,518	538,443
Units purchased	8,412	17,012	30,658	46,617	5,230	8,675	38,226	76,830
Units redeemed	(8,132)	(119)	(99,861)	(107,737)	(7,730)	(13,049)	(87,882)	(189,755)

Ending units	17,173	16,893	280,397	349,600	62,519	65,019	375,862	425,518

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	MVIVSC		MSVFI		MSVRE		NVAMV1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$4,440	-	19,645	33,768	-	-	82,478	7,637
Realized gain (loss) on investments	5,226	61	4,923	(9,544)	-	-	4,638	3,371
Change in unrealized gain (loss) on investments	(18,638)	9,873	4,306	18,428	-	-	(69,473)	78,770
Reinvested capital gains	-	-	-	-	-	-	11,973	10,497

Net increase (decrease) in contract owners’ equity resulting from operations	(8,972)	9,934	28,874	42,652	-	-	29,616	100,275

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	3,412	598	58,195	46,415	(3,195)	(43)	463,260	49,101
Transfers between funds	63,365	365,240	(26,278)	(119,252)	3,232	(98)	(88,759)	4,826,164
Surrenders (note 6)	(1)	-	(36,600)	(38,538)	-	-	(136,531)	(28,108)
Death Benefits (note 4)	-	-	-	-	-	-	(1,500)	-
Net policy repayments (loans) (note 5)	(70)	-	5,857	(1,991)	-	-	(33,691)	(18,377)
Deductions for surrender charges (note 2d)	-	-	(5,495)	(8,726)	-	-	(41,518)	(1,725)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(9,388)	(882)	(33,668)	(44,471)	(73)	138	(290,153)	(18,775)
Asset charges (note 3)	(745)	(36)	(2,191)	(2,466)	37	2	(18,356)	(1,168)
Adjustments to maintain reserves	4	(2)	10	(2)	(1)	1	5	(7)

Net equity transactions	56,577	364,918	(40,170)	(169,031)	-	-	(147,243)	4,807,105

Net change in contract owners’ equity	47,605	374,852	(11,296)	(126,379)	-	-	(117,627)	4,907,380
Contract owners’ equity beginning of period	374,852	-	550,527	676,906	-	-	4,920,397	13,017

Contract owners’ equity end of period	$422,457	374,852	539,231	550,527	-	-	4,802,770	4,920,397

CHANGES IN UNITS:
Beginning units	34,570	-	45,859	60,415	-	-	345,144	1,036
Units purchased	6,031	34,670	6,944	4,176	2	-	40,101	348,976
Units redeemed	(936)	(100)	(10,286)	(18,732)	(2)	-	(50,517)	(4,868)

Ending units	39,665	34,570	42,517	45,859	-	-	334,728	345,144

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVAAA2		GVABD2		GVAGG2		GVAGR2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$23,949	19,138	24,250	21,880	26,771	14,559	9,182	5,157
Realized gain (loss) on investments	(19,389)	(24,639)	30,584	(17,372)	167,111	(108,911)	(131,278)	(380,278)
Change in unrealized gain (loss) on investments	13,101	180,824	4,080	65,420	(398,161)	293,657	(41,354)	898,480
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	17,661	175,323	58,914	69,928	(204,279)	199,305	(163,450)	523,359

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	311,487	289,472	120,794	124,370	357,861	248,118	362,446	446,030
Transfers between funds	515,283	381,655	(112,209)	(505,869)	(144,859)	83,120	3,317	(385,571)
Surrenders (note 6)	(38,852)	(28,973)	(18,941)	(12,731)	(35,859)	(33,252)	(143,716)	(117,672)
Death Benefits (note 4)	-	-	-	-	-	-	-	(18,515)
Net policy repayments (loans) (note 5)	(19,522)	(296)	(41,069)	(22,936)	(39,972)	(27,652)	(96,574)	(83,075)
Deductions for surrender charges (note 2d)	(20,758)	(4,759)	(1,935)	(3,397)	(9,203)	(7,301)	(32,387)	(16,212)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(145,654)	(124,197)	(64,740)	(69,514)	(140,144)	(104,225)	(184,421)	(192,469)
Asset charges (note 3)	(7,902)	(5,855)	(3,898)	(4,226)	(10,725)	(6,629)	(12,202)	(11,546)
Adjustments to maintain reserves	119	(9)	1	1	866	(965)	7	(12)

Net equity transactions	594,201	507,038	(121,997)	(494,302)	(22,035)	151,214	(103,530)	(379,042)

Net change in contract owners’ equity	611,862	682,361	(63,083)	(424,374)	(226,314)	350,519	(266,980)	144,317
Contract owners’ equity beginning of period	1,767,064	1,084,703	1,063,213	1,487,587	1,983,023	1,632,504	3,486,964	3,342,647

Contract owners’ equity end of period	$2,378,926	1,767,064	1,000,130	1,063,213	1,756,709	1,983,023	3,219,984	3,486,964

CHANGES IN UNITS:
Beginning units	162,438	111,694	91,442	135,604	165,366	151,519	328,562	372,264
Units purchased	76,138	70,085	10,105	12,741	35,001	35,609	39,578	45,347
Units redeemed	(21,905)	(19,341)	(20,187)	(56,903)	(38,837)	(21,762)	(49,811)	(89,049)

Ending units	216,671	162,438	81,360	91,442	161,530	165,366	318,329	328,562

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVAGI2		HIBF3		GEM3		GIG3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$10,075	8,386	269,466	338,014	29,126	2,547	2,039	-
Realized gain (loss) on investments	(15,965)	(8,517)	385,637	226,439	(413,257)	(416,922)	(1,486)	-
Change in unrealized gain (loss) on investments	(20,186)	104,096	(444,486)	(114,314)	(603,775)	924,400	(18,553)	-
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(26,076)	103,965	210,617	450,139	(987,906)	510,025	(18,000)	-

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	99,888	87,983	319,631	521,132	486,564	447,690	54,000	-
Transfers between funds	(75,731)	153,729	(59,690)	1,809,298	335,168	503,203	169,340	-
Surrenders (note 6)	(7,984)	(644)	(222,207)	(190,642)	(92,530)	(148,126)	(1,936)	-
Death Benefits (note 4)	-	-	-	-	(30,604)	(1,197)	-	-
Net policy repayments (loans) (note 5)	2,177	(400)	40,955	(348,266)	(67,550)	(70,512)	(365)	-
Deductions for surrender charges (note 2d)	(4,934)	(629)	(25,458)	(18,763)	(29,042)	(22,066)	(789)	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(68,555)	(64,735)	(172,159)	(185,806)	(199,133)	(206,539)	(7,476)	-
Asset charges (note 3)	(4,065)	(3,595)	(12,435)	(13,978)	(13,756)	(11,926)	(351)	-
Adjustments to maintain reserves	5	(15)	(5,181)	1	(17)	232	2	-

Net equity transactions	(59,199)	171,694	(136,544)	1,572,976	389,100	490,759	212,425	-

Net change in contract owners’ equity	(85,275)	275,659	74,073	2,023,115	(598,806)	1,000,784	194,425	-
Contract owners’ equity beginning of period	1,036,717	761,058	4,946,097	2,922,982	3,976,041	2,975,257	-	-

Contract owners’ equity end of period	$951,442	1,036,717	5,020,170	4,946,097	3,377,235	3,976,041	194,425	-

CHANGES IN UNITS:
Beginning units	116,667	95,045	346,000	231,384	187,090	162,697	-	-
Units purchased	15,415	30,441	42,929	170,942	45,108	48,469	24,961	-
Units redeemed	(22,563)	(8,819)	(50,625)	(56,326)	(27,434)	(24,076)	(1,393)	-

Ending units	109,519	116,667	338,304	346,000	204,764	187,090	23,568	-

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVIE6		NVNMO1		NVNSR2		NVCRA1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$7,334	6,071	4,126	1,417	14,531	16,730	40,961	3,729
Realized gain (loss) on investments	32,427	11,853	25,894	11,946	143,656	(74,747)	56,447	27,027
Change in unrealized gain (loss) on investments	(107,290)	76,789	(120,082)	15,305	(241,834)	690,239	(266,190)	35,923
Reinvested capital gains	-	-	5,633	58,918	-	-	29,869	110,359

Net increase (decrease) in contract owners’ equity resulting from operations	(67,529)	94,713	(84,429)	87,586	(83,647)	632,222	(138,913)	177,038

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	29,703	103,195	41,515	88,581	310,245	558,528	573,097	377,706
Transfers between funds	(99,367)	12,895	(42,514)	73,775	(48,229)	(2,087,902)	192,359	544,362
Surrenders (note 6)	(29,690)	(23,420)	(1,192)	(3,519)	(117,088)	(74,125)	(11,552)	(2,372)
Death Benefits (note 4)	-	-	-	-	(11,614)	(33)	-	-
Net policy repayments (loans) (note 5)	12,792	(5,188)	220	(604)	(14,557)	(19,653)	(18,887)	(81,224)
Deductions for surrender charges (note 2d)	(6,055)	(7,106)	(1,112)	(1,181)	(31,829)	(31,669)	(13,114)	(2,265)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(42,206)	(50,730)	(11,570)	(12,788)	(144,078)	(242,070)	(134,955)	(101,325)
Asset charges (note 3)	(2,742)	(2,845)	(1,385)	(1,279)	(10,503)	(13,974)	(9,221)	(5,272)
Adjustments to maintain reserves	(7)	(62)	6	(665)	(6,021)	(134)	3	(113)

Net equity transactions	(137,572)	26,739	(16,032)	142,320	(73,674)	(1,911,032)	577,730	729,497

Net change in contract owners’ equity	(205,101)	121,452	(100,461)	229,906	(157,321)	(1,278,810)	438,817	906,535
Contract owners’ equity beginning of period	792,138	670,686	729,522	499,616	2,343,269	3,622,079	1,581,217	674,682

Contract owners’ equity end of period	$587,037	792,138	629,061	729,522	2,185,948	2,343,269	2,020,034	1,581,217

CHANGES IN UNITS:
Beginning units	98,314	94,063	79,606	63,027	233,900	446,731	165,742	81,328
Units purchased	4,742	17,342	4,607	20,175	39,630	84,248	80,473	107,167
Units redeemed	(22,103)	(13,091)	(6,546)	(3,596)	(47,968)	(297,079)	(20,515)	(22,753)

Ending units	80,953	98,314	77,667	79,606	225,562	233,900	225,700	165,742

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVCRB1		NVCCA1		NVCCN1		NVCMD1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$31,707	7,248	67,797	15,121	22,632	1,907	155,408	38,927
Realized gain (loss) on investments	24,081	55,297	185,803	19,260	12,688	3,806	381,053	41,599
Change in unrealized gain (loss) on investments	(72,113)	12,796	(358,534)	212,379	(41,169)	1,205	(685,325)	490,896
Reinvested capital gains	6,971	-	17,569	102	6,212	4,360	37,872	-

Net increase (decrease) in contract owners’ equity resulting from operations	(9,354)	75,341	(87,365)	246,862	363	11,278	(110,992)	571,422

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	168,620	554,726	750,474	654,207	27,517	8,309	624,359	979,733
Transfers between funds	85,375	447,766	336,491	925,587	980,215	258,261	(786,348)	2,854,949
Surrenders (note 6)	(118,565)	(273,444)	(428,276)	(21,293)	(116,590)	-	(86,527)	(38,967)
Death Benefits (note 4)	-	-	-	-	-	-	-	(36,284)
Net policy repayments (loans) (note 5)	(20,048)	248	(84,753)	(25,831)	1,130	(71)	(27,629)	(20,328)
Deductions for surrender charges (note 2d)	(31,742)	(21,349)	(23,508)	(9,036)	(9,455)	-	(23,891)	(11,961)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(74,617)	(58,860)	(211,715)	(184,448)	(44,537)	(15,467)	(386,256)	(281,988)
Asset charges (note 3)	(4,102)	(2,879)	(13,229)	(8,922)	(2,556)	(875)	(24,757)	(15,984)
Adjustments to maintain reserves	8	1	12	11	(5)	6	(5)	(1,337)

Net equity transactions	4,929	646,209	325,496	1,330,275	835,719	250,163	(711,054)	3,427,833

Net change in contract owners’ equity	(4,425)	721,550	238,131	1,577,137	836,082	261,441	(822,046)	3,999,255
Contract owners’ equity beginning of period	1,237,678	516,128	2,695,344	1,118,207	418,598	157,157	6,506,439	2,507,184

Contract owners’ equity end of period	$1,233,253	1,237,678	2,933,475	2,695,344	1,254,680	418,598	5,684,393	6,506,439

CHANGES IN UNITS:
Beginning units	116,800	53,802	265,575	123,901	37,840	15,182	627,529	269,438
Units purchased	24,738	100,466	107,755	168,319	92,227	24,929	72,231	400,169
Units redeemed	(23,668)	(37,468)	(74,225)	(26,645)	(18,321)	(2,271)	(138,914)	(42,078)

Ending units	117,870	116,800	299,105	265,575	111,746	37,840	560,846	627,529

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVCMA1		NVCMC1		NVCBD1		NVLCP1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$376,196	71,461	13,951	5,244	26,857	34,012	2,280	2,308
Realized gain (loss) on investments	24,087	(24,315)	5,975	13,101	12,448	49,135	1,035	2,713
Change in unrealized gain (loss) on investments	(1,298,496)	1,488,592	(24,205)	19,685	19,750	10,429	2,054	(1,058)
Reinvested capital gains	142,342	-	3,290	722	-	10,661	83	2,238

Net increase (decrease) in contract owners’ equity resulting from operations	(755,871)	1,535,738	(989)	38,752	59,055	104,237	5,452	6,201

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	2,387,194	2,186,488	38,493	104,551	88,562	211,691	5,055	1,026
Transfers between funds	(36,897)	5,069,237	155,947	59,062	(102,833)	(566,299)	(15,400)	1,900
Surrenders (note 6)	(137,179)	(37,098)	-	-	(58,580)	(122,083)	(2,253)	-
Death Benefits (note 4)	-	-	-	-	(20,248)	-	-	-
Net policy repayments (loans) (note 5)	(95,734)	(49,901)	194	(151)	(2,552)	(54,518)	-	-
Deductions for surrender charges (note 2d)	(59,648)	(31,827)	-	-	(6,510)	(4,912)	(385)	-

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(1,028,922)	(788,518)	(32,956)	(26,548)	(48,858)	(83,885)	(3,838)	(3,524)
Asset charges (note 3)	(67,736)	(44,434)	(1,969)	(1,586)	(3,539)	(5,015)	(407)	(361)
Adjustments to maintain reserves	(73)	(755)	3	4	6	(1)	(2)	(9)

Net equity transactions	961,005	6,303,192	159,712	135,332	(154,552)	(625,022)	(17,230)	(968)

Net change in contract owners’ equity	205,134	7,838,930	158,723	174,084	(95,497)	(520,785)	(11,778)	5,233
Contract owners’ equity beginning of period	14,664,403	6,825,473	441,723	267,639	965,106	1,485,891	99,918	94,685

Contract owners’ equity end of period	$14,869,537	14,664,403	600,446	441,723	869,609	965,106	88,140	99,918

CHANGES IN UNITS:
Beginning units	1,478,720	781,162	41,011	27,163	83,327	137,344	7,949	8,162
Units purchased	249,382	802,004	20,339	16,392	7,849	17,870	538	1,852
Units redeemed	(156,818)	(104,446)	(5,445)	(2,544)	(20,739)	(71,887)	(1,895)	(2,065)

Ending units	1,571,284	1,478,720	55,905	41,011	70,437	83,327	6,592	7,949

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	TRF		GBF		CAF		GVIX6
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$24,397	28,613	109,672	164,202	66	-	11,758	9,483
Realized gain (loss) on investments	95,103	(746,843)	(26,247)	88,630	(20)	-	(18,577)	(42,000)
Change in unrealized gain (loss) on investments	(107,619)	1,081,431	171,812	(106,552)	(884)	-	(51,163)	65,244
Reinvested capital gains	-	-	10,745	150,724	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	11,881	363,201	265,982	297,004	(838)	-	(57,982)	32,727

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	274,986	566,746	517,768	1,301,811	487	-	28,585	40,024
Transfers between funds	(236,291)	(1,943,439)	(589,270)	(4,292,782)	13,571	-	190	(45,358)
Surrenders (note 6)	(119,509)	(86,397)	(188,437)	(135,735)	-	-	(11,967)	(24,849)
Death Benefits (note 4)	(9,542)	(25)	(30,056)	(1,559)	-	-	-	-
Net policy repayments (loans) (note 5)	(20,144)	(16,978)	(39,879)	(34,323)	-	-	(19,362)	(21,263)
Deductions for surrender charges (note 2d)	(29,838)	(35,036)	(33,135)	(43,518)	-	-	(296)	(1,387)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(156,377)	(263,785)	(239,056)	(392,195)	(411)	-	(16,808)	(16,765)
Asset charges (note 3)	(9,331)	(13,958)	(13,857)	(21,834)	(30)	-	(1,512)	(1,543)
Adjustments to maintain reserves	2,171	(126)	1,917	(804)	-	-	(2)	(35)

Net equity transactions	(303,875)	(1,792,998)	(614,005)	(3,620,939)	13,617	-	(21,172)	(71,176)

Net change in contract owners’ equity	(291,994)	(1,429,797)	(348,023)	(3,323,935)	12,779	-	(79,154)	(38,449)
Contract owners’ equity beginning of period	2,274,385	3,704,182	4,009,795	7,333,730	-	-	477,530	515,979

Contract owners’ equity end of period	$1,982,391	2,274,385	3,661,772	4,009,795	12,779	-	398,376	477,530

CHANGES IN UNITS:
Beginning units	203,747	376,462	303,580	581,783	-	-	50,495	58,676
Units purchased	25,165	58,106	34,716	89,276	1,442	-	3,882	3,264
Units redeemed	(52,257)	(230,821)	(79,816)	(367,479)	(49)	-	(6,115)	(11,445)

Ending units	176,655	203,747	258,480	303,580	1,393	-	48,262	50,495

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVIDA		NVDBL2		NVDCA2		GVIDC
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$127,518	90,456	9,761	1,597	6,893	695	28,923	25,181
Realized gain (loss) on investments	(340,127)	(575,118)	2,666	681	2,250	906	24,073	9,255
Change in unrealized gain (loss) on investments	(67,970)	1,299,706	(11,166)	17,577	(17,387)	11,497	(23,901)	30,217
Reinvested capital gains	-	-	595	634	315	289	4,185	3,328

Net increase (decrease) in contract owners’ equity resulting from operations	(280,579)	815,044	1,856	20,489	(7,929)	13,387	33,280	67,981

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	1,230,094	1,150,005	106,775	54,589	135,230	15,103	181,774	234,524
Transfers between funds	(159,596)	325,457	40,967	378,304	85,308	219,529	(46,333)	(163,358)
Surrenders (note 6)	(347,116)	(114,375)	(4,475)	1	(4,622)	-	(53,346)	(1,885)
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(66,359)	(131,892)	51	23	(5)	(5)	10,808	(24,525)
Deductions for surrender charges (note 2d)	(63,505)	(72,915)	-	(12)	-	-	(12,556)	(1,432)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(489,516)	(481,098)	(54,920)	(25,196)	(34,319)	(11,691)	(84,771)	(100,082)
Asset charges (note 3)	(30,953)	(26,091)	(1,777)	(623)	(1,498)	(433)	(5,617)	(5,632)
Adjustments to maintain reserves	6	(231)	6	(10)	(4)	(1)	1	3

Net equity transactions	73,055	648,860	86,627	407,076	180,090	222,502	(10,040)	(62,387)

Net change in contract owners’ equity	(207,524)	1,463,904	88,483	427,565	172,161	235,889	23,240	5,594
Contract owners’ equity beginning of period	6,948,979	5,485,075	430,813	3,248	249,595	13,706	1,200,240	1,194,646

Contract owners’ equity end of period	$6,741,455	6,948,979	519,296	430,813	421,756	249,595	1,223,480	1,200,240

CHANGES IN UNITS:
Beginning units	553,304	500,629	33,703	279	18,255	1,123	95,390	100,540
Units purchased	101,858	131,044	11,482	35,633	15,540	18,080	16,502	20,063
Units redeemed	(96,418)	(78,369)	(4,916)	(2,209)	(2,657)	(948)	(17,423)	(25,213)

Ending units	558,744	553,304	40,269	33,703	31,138	18,255	94,469	95,390

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVIDM		GVDMA		GVDMC		MCIF
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$458,390	309,356	692,145	495,255	33,007	31,362	18,445	21,938
Realized gain (loss) on investments	(198,721)	(360,413)	(1,052,175)	(672,933)	114,515	35,896	37,945	(61,161)
Change in unrealized gain (loss) on investments	(272,760)	1,894,154	(349,102)	3,732,369	(113,920)	55,088	(172,183)	461,859
Reinvested capital gains	-	-	-	-	-	-	35,130	2,136

Net increase (decrease) in contract owners’ equity resulting from operations	(13,091)	1,843,097	(709,132)	3,554,691	33,602	122,346	(80,663)	424,772

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	3,140,816	3,054,390	5,551,573	6,631,277	165,882	202,079	214,830	281,786
Transfers between funds	(82)	2,709,131	(423,416)	3,411,425	(129,530)	111,684	223,272	72,915
Surrenders (note 6)	(440,799)	(154,223)	(2,506,553)	(1,152,247)	(146,977)	(90,427)	(79,397)	(147,076)
Death Benefits (note 4)	-	(13,057)	(36,439)	(1,046)	-	-	-	(1,144)
Net policy repayments (loans) (note 5)	30,289	(2,902)	(82,689)	(129,341)	(2,817)	4,765	(34,048)	(12,963)
Deductions for surrender charges (note 2d)	(80,806)	(81,083)	(250,813)	(211,143)	(41,940)	(10,684)	(11,904)	(30,348)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(1,073,770)	(1,009,947)	(2,258,432)	(2,241,058)	(135,777)	(172,291)	(110,228)	(112,501)
Asset charges (note 3)	(68,087)	(53,388)	(144,353)	(118,432)	(6,019)	(6,041)	(8,414)	(7,113)
Adjustments to maintain reserves	9	(415)	(20)	(333)	-	(32)	(8,139)	(547)

Net equity transactions	1,507,570	4,448,506	(151,142)	6,189,102	(297,178)	39,053	185,972	43,009

Net change in contract owners’ equity	1,494,479	6,291,603	(860,274)	9,743,793	(263,576)	161,399	105,309	467,781
Contract owners’ equity beginning of period	20,706,137	14,414,534	33,693,991	23,950,198	1,622,972	1,461,573	2,051,699	1,583,918

Contract owners’ equity end of period	$22,200,616	20,706,137	32,833,717	33,693,991	1,359,396	1,622,972	2,157,008	2,051,699

CHANGES IN UNITS:
Beginning units	1,627,142	1,256,347	2,643,369	2,120,083	127,316	124,419	137,639	134,098
Units purchased	245,449	483,839	426,026	789,048	12,835	28,569	29,229	28,479
Units redeemed	(127,301)	(113,044)	(437,551)	(265,762)	(35,666)	(25,672)	(18,387)	(24,938)

Ending units	1,745,290	1,627,142	2,631,844	2,643,369	104,485	127,316	148,481	137,639

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	SAM		NVMIG3		GVDIV3		NVMLG1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$6	12	28,716	18,798	29,882	34,005	266	1,658
Realized gain (loss) on investments	-	-	165,624	(127,816)	(22,652)	(95,734)	165,094	417,211
Change in unrealized gain (loss) on investments	-	-	(400,736)	549,274	(267,002)	158,762	(275,432)	(128,681)
Reinvested capital gains	-	-	-	-	-	-	-	141,154

Net increase (decrease) in contract owners’ equity resulting from operations	6	12	(206,396)	440,256	(259,772)	97,033	(110,072)	431,342

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	3,972,325	3,673,669	304,451	574,050	172,804	239,329	583,371	508,474
Transfers between funds	(1,590,515)	(1,773,267)	(259,382)	(1,889,435)	16,636	(10,402)	(155,957)	435,671
Surrenders (note 6)	(1,989,284)	(1,492,063)	(128,915)	(91,048)	(73,640)	(48,333)	(107,030)	(178,886)
Death Benefits (note 4)	(11,669)	60,014	(7,510)	(36)	(2,132)	(1,095)	(3,874)	(23,251)
Net policy repayments (loans) (note 5)	966,586	(6,063)	(21,983)	(29,019)	29,908	(8,237)	(37,848)	1,012
Deductions for surrender charges (note 2d)	(163,462)	(177,104)	(35,626)	(44,979)	(10,140)	(11,186)	(29,515)	(42,814)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(1,047,607)	(1,252,696)	(162,633)	(259,457)	(89,600)	(101,645)	(203,524)	(244,568)
Asset charges (note 3)	(67,552)	(69,699)	(9,711)	(13,811)	(6,093)	(5,944)	(13,041)	(12,814)
Adjustments to maintain reserves	1	-	2,154	(162)	1	(100)	1,296	(192)

Net equity transactions	68,823	(1,037,209)	(319,155)	(1,753,897)	37,744	52,387	33,878	442,632

Net change in contract owners’ equity	68,829	(1,037,197)	(525,551)	(1,313,641)	(222,028)	149,420	(76,194)	873,974
Contract owners’ equity beginning of period	8,673,552	9,710,749	2,450,941	3,764,582	1,577,709	1,428,289	3,570,266	2,696,292

Contract owners’ equity end of period	$8,742,381	8,673,552	1,925,390	2,450,941	1,355,681	1,577,709	3,494,072	3,570,266

CHANGES IN UNITS:
Beginning units	755,400	845,733	256,504	449,282	147,472	141,665	374,210	326,437
Units purchased	405,071	329,704	33,500	71,788	21,559	30,114	80,604	113,571
Units redeemed	(399,077)	(420,037)	(67,679)	(264,566)	(17,973)	(24,307)	(77,617)	(65,798)

Ending units	761,394	755,400	222,325	256,504	151,058	147,472	377,197	374,210

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVMLV1		NVMMG1		NVMMV2		SCGF
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$17,446	9,932	-	-	14,667	28,842	-	-
Realized gain (loss) on investments	16,976	14,686	161,989	173,863	130,969	14,729	1,586	(26,020)
Change in unrealized gain (loss) on investments	(177,871)	88,458	(277,454)	528,904	(196,052)	281,717	(85,430)	245,764
Reinvested capital gains	52,932	64,496	-	-	7,409	87,035	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(90,517)	177,572	(115,465)	702,767	(43,007)	412,323	(83,844)	219,744

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	136,484	185,404	298,708	483,071	228,718	464,537	119,806	87,760
Transfers between funds	26,860	121,265	(72,306)	(1,092,557)	(172,322)	(1,213,991)	705,421	161,040
Surrenders (note 6)	(23,544)	(38,992)	(107,074)	(95,930)	(120,899)	(90,443)	(41,040)	(14,136)
Death Benefits (note 4)	(1,564)	-	(5,672)	(15,737)	(9,500)	(33)	-	(559)
Net policy repayments (loans) (note 5)	(4,357)	(6,955)	(18,875)	(8,952)	(16,704)	(12,637)	(9,954)	(4,730)
Deductions for surrender charges (note 2d)	(8,080)	(19,438)	(28,913)	(36,982)	(23,512)	(32,428)	(7,047)	(2,919)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(86,209)	(95,361)	(178,603)	(224,585)	(119,135)	(200,413)	(74,013)	(53,431)
Asset charges (note 3)	(5,993)	(5,630)	(10,956)	(12,108)	(7,732)	(10,939)	(5,111)	(3,274)
Adjustments to maintain reserves	(1)	(68)	1,086	(328)	1,885	(97)	1	(5)

Net equity transactions	33,596	140,225	(122,605)	(1,004,108)	(239,201)	(1,096,444)	688,063	169,746

Net change in contract owners’ equity	(56,921)	317,797	(238,070)	(301,341)	(282,208)	(684,121)	604,219	389,490
Contract owners’ equity beginning of period	1,535,233	1,217,436	2,701,371	3,002,712	1,950,258	2,634,379	1,060,257	670,767

Contract owners’ equity end of period	$1,478,312	1,535,233	2,463,301	2,701,371	1,668,050	1,950,258	1,664,476	1,060,257

CHANGES IN UNITS:
Beginning units	167,431	150,094	266,837	376,145	184,895	298,784	97,299	77,220
Units purchased	18,286	37,978	30,159	57,985	22,257	47,969	68,378	29,400
Units redeemed	(14,513)	(20,641)	(42,903)	(167,293)	(45,254)	(161,858)	(11,933)	(9,321)

Ending units	171,204	167,431	254,093	266,837	161,898	184,895	153,744	97,299

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	SCVF		SCF		MSBF		NVSTB2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$3,823	4,849	10,441	5,078	106,531	146,060	19,268	15,952
Realized gain (loss) on investments	13,790	(1,782)	(74,118)	(177,549)	(23,111)	(60,696)	1,793	2,533
Change in unrealized gain (loss) on investments	(63,022)	199,674	(53,594)	579,620	48,073	145,060	(4,840)	7,639
Reinvested capital gains	-	-	-	-	-	-	-	2,274

Net increase (decrease) in contract owners’ equity resulting from operations	(45,409)	202,741	(117,271)	407,149	131,493	230,424	16,221	28,398

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	70,178	113,003	248,271	263,885	174,925	220,449	65,488	199,076
Transfers between funds	(50,037)	(63,546)	(79,735)	(14,867)	66,595	(70,454)	7,960	(50,301)
Surrenders (note 6)	(19,500)	(65,588)	(76,081)	(131,532)	(74,480)	(72,369)	(73,355)	(40,592)
Death Benefits (note 4)	-	-	(953)	(359)	-	-	-	-
Net policy repayments (loans) (note 5)	(21,185)	(15,643)	(20,213)	(6,016)	(56,705)	(100,123)	23,183	(18,971)
Deductions for surrender charges (note 2d)	(9,832)	(10,984)	(8,489)	(20,863)	(4,884)	(8,696)	(4,916)	(9,648)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(48,857)	(54,656)	(120,564)	(124,984)	(117,760)	(123,628)	(70,327)	(69,188)
Asset charges (note 3)	(3,656)	(3,500)	(8,612)	(7,753)	(9,537)	(9,533)	(4,346)	(4,249)
Adjustments to maintain reserves	(3)	(2)	39	(32)	1	(3)	8,633	(34)

Net equity transactions	(82,892)	(100,916)	(66,337)	(42,521)	(21,845)	(164,357)	(47,680)	6,093

Net change in contract owners’ equity	(128,301)	101,825	(183,608)	364,628	109,648	66,067	(31,459)	34,491
Contract owners’ equity beginning of period	916,908	815,083	2,052,662	1,688,034	2,401,116	2,335,049	1,224,085	1,189,594

Contract owners’ equity end of period	$788,607	916,908	1,869,054	2,052,662	2,510,764	2,401,116	1,192,626	1,224,085

CHANGES IN UNITS:
Beginning units	71,739	80,738	149,400	153,968	188,130	202,323	112,220	111,697
Units purchased	5,626	11,616	16,394	23,960	19,217	16,769	14,523	27,442
Units redeemed	(12,369)	(20,615)	(21,751)	(28,528)	(20,965)	(30,962)	(18,808)	(26,919)

Ending units	64,996	71,739	144,043	149,400	186,382	188,130	107,935	112,220

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVOLG1		NVTIV3		EIF		NVRE1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$81,206	573	56,780	57,293	33,681	40,991	35,479	67,053
Realized gain (loss) on investments	7,647	927	29,841	491,853	(13,562)	(227,439)	175,846	145,714
Change in unrealized gain (loss) on investments	(389,963)	42,234	(345,018)	(711,252)	(78,893)	573,340	20,457	407,184
Reinvested capital gains	42,464	3,281	2,203	328,232	-	-	16,383	297,296

Net increase (decrease) in contract owners’ equity resulting from operations	(258,646)	47,015	(256,194)	166,126	(58,774)	386,892	248,165	917,247

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	1,321,834	73,821	294,042	655,099	305,592	456,879	356,668	450,924
Transfers between funds	(1,181,107)	12,793,156	(203,415)	(2,541,418)	(97,385)	(340,456)	27,934	102,205
Surrenders (note 6)	(563,568)	(25,138)	(120,191)	(93,822)	(91,610)	(100,907)	(177,991)	(201,717)
Death Benefits (note 4)	(86,163)	-	(8,741)	(38)	(3,057)	(20)	-	-
Net policy repayments (loans) (note 5)	(74,121)	(12,663)	(16,565)	(18,983)	(13,825)	(16,021)	(96,367)	(75,535)
Deductions for surrender charges (note 2d)	(84,839)	(4,519)	(32,850)	(40,807)	(24,824)	(32,599)	(65,084)	(78,197)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(759,042)	(48,729)	(153,322)	(288,556)	(158,185)	(212,508)	(222,049)	(238,152)
Asset charges (note 3)	(45,968)	(2,959)	(9,141)	(15,325)	(10,437)	(12,309)	(14,939)	(13,380)
Adjustments to maintain reserves	(22)	2	2,969	(165)	1,086	(120)	3	(245)

Net equity transactions	(1,472,996)	12,772,971	(247,214)	(2,344,015)	(92,645)	(258,061)	(191,825)	(54,097)

Net change in contract owners’ equity	(1,731,642)	12,819,986	(503,408)	(2,177,889)	(151,419)	128,831	56,340	863,150
Contract owners’ equity beginning of period	12,820,143	157	2,270,423	4,448,312	2,562,650	2,433,819	3,923,143	3,059,993

Contract owners’ equity end of period	$11,088,501	12,820,143	1,767,015	2,270,423	2,411,231	2,562,650	3,979,483	3,923,143

CHANGES IN UNITS:
Beginning units	902,250	12	163,794	341,276	226,889	249,468	407,900	414,176
Units purchased	94,589	908,891	23,321	54,721	26,711	48,551	48,286	73,333
Units redeemed	(198,628)	(6,653)	(41,551)	(232,203)	(35,036)	(71,130)	(67,682)	(79,609)

Ending units	798,211	902,250	145,564	163,794	218,564	226,889	388,504	407,900

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	ALVSVA		ACVIP2		ACVMV1		ACVV
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$5,810	3,877	100,546	30,391	23,802	33,987	-	35,028
Realized gain (loss) on investments	51,677	53,055	30,320	17,964	94,467	53,539	-	(52,675)
Change in unrealized gain (loss) on investments	(161,168)	156,333	113,888	46,016	(186,893)	190,620	-	256,874
Reinvested capital gains	-	-	28,600	-	46,885	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(103,681)	213,265	273,354	94,371	(21,739)	278,146	-	239,227

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	58,392	165,448	228,248	168,508	230,809	214,275	-	266,358
Transfers between funds	20,479	278,774	390,985	850,932	48,140	(346,910)	-	(2,927,833)
Surrenders (note 6)	(20,079)	(46,218)	(84,456)	(196,950)	(80,313)	(85,680)	-	(101,778)
Death Benefits (note 4)	-	-	(804)	-	-	(1,120)	-	(1,102)
Net policy repayments (loans) (note 5)	(10,225)	(5,061)	37,053	1,508	(13,444)	(27,971)	-	(37,900)
Deductions for surrender charges (note 2d)	(1,543)	(335)	(14,312)	(5,630)	(11,124)	(26,946)	-	(25,276)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(33,382)	(31,076)	(113,794)	(112,249)	(96,849)	(101,515)	-	(163,340)
Asset charges (note 3)	(2,810)	(2,222)	(7,919)	(6,604)	(6,263)	(5,770)	-	(8,861)
Adjustments to maintain reserves	7	(1)	(279)	(193)	21	3	-	4

Net equity transactions	10,839	359,309	434,722	699,322	70,977	(381,634)	-	(2,999,728)

Net change in contract owners’ equity	(92,842)	572,574	708,076	793,693	49,238	(103,488)	-	(2,760,501)
Contract owners’ equity beginning of period	1,213,437	640,863	2,220,359	1,426,666	1,724,037	1,827,525	-	2,760,501

Contract owners’ equity end of period	$1,120,595	1,213,437	2,928,435	2,220,359	1,773,275	1,724,037	-	-

CHANGES IN UNITS:
Beginning units	106,874	71,632	172,382	116,432	110,517	139,706	-	262,089
Units purchased	11,042	39,375	53,829	68,862	18,710	15,018	-	25,197
Units redeemed	(10,180)	(4,133)	(22,751)	(12,912)	(14,760)	(44,207)	-	(287,286)

Ending units	107,736	106,874	203,460	172,382	114,467	110,517	-	-

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	DVSCS		DCAP		FQB		FCS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$13,885	9,471	21,479	22,684	80,255	57,181	-	3,976
Realized gain (loss) on investments	(66,324)	(240,601)	95,594	(32,549)	(2,660)	6,026	-	(1,461,494)
Change in unrealized gain (loss) on investments	57,412	707,790	(1,061)	174,635	(42,522)	44,140	-	2,715,979
Reinvested capital gains	5,554	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	10,527	476,660	116,012	164,770	35,073	107,347	-	1,258,461

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	261,599	315,478	122,485	176,640	108,740	265,882	-	1,198,815
Transfers between funds	7,926	325,749	200,704	(33,413)	(16,980)	116,692	-	(9,550,407)
Surrenders (note 6)	(67,470)	(59,695)	(24,484)	(55,804)	(36,150)	(23,634)	-	(376,084)
Death Benefits (note 4)	-	(1,126)	(2,208)	-	-	-	-	(18,999)
Net policy repayments (loans) (note 5)	(26,033)	(21,338)	(6,716)	(3,299)	(34,877)	(21,569)	-	(59,316)
Deductions for surrender charges (note 2d)	(25,028)	(18,487)	(3,954)	(12,322)	(10,796)	(8,380)	-	(72,083)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(139,526)	(142,272)	(62,226)	(61,959)	(84,997)	(92,803)	-	(573,052)
Asset charges (note 3)	(9,659)	(8,370)	(5,383)	(4,792)	(5,606)	(5,460)	-	(29,875)
Adjustments to maintain reserves	(8,468)	(568)	380	(662)	10	1	-	(37)

Net equity transactions	(6,659)	389,371	218,598	4,389	(80,656)	230,729	-	(9,481,038)

Net change in contract owners’ equity	3,868	866,031	334,610	169,159	(45,583)	338,076	-	(8,222,577)
Contract owners’ equity beginning of period	2,258,389	1,392,358	1,229,603	1,060,444	1,550,405	1,212,329	-	8,222,577

Contract owners’ equity end of period	$2,262,257	2,258,389	1,564,213	1,229,603	1,504,822	1,550,405	-	-

CHANGES IN UNITS:
Beginning units	165,126	128,097	94,390	93,873	115,196	97,737	-	681,006
Units purchased	20,979	58,457	26,141	17,386	8,354	36,285	-	88,886
Units redeemed	(21,622)	(21,428)	(10,381)	(16,869)	(14,225)	(18,826)	-	(769,892)

Ending units	164,483	165,126	110,150	94,390	109,325	115,196	-	-

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FNRS2		FEIS		FF10S		FF20S
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$40,387	11,642	74,674	44,405	16,281	15,850	44,224	36,372
Realized gain (loss) on investments	119,717	(249,601)	(159,875)	(206,912)	(4,852)	(11,554)	(64,251)	(60,422)
Change in unrealized gain (loss) on investments	(559,619)	796,209	87,267	518,164	(19,914)	64,231	620	226,964
Reinvested capital gains	-	-	-	-	4,168	13,511	8,004	13,226

Net increase (decrease) in contract owners’ equity resulting from operations	(399,515)	558,250	2,066	355,657	(4,317)	82,038	(11,403)	216,140

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	588,310	448,987	475,691	412,199	59,829	73,279	256,894	220,567
Transfers between funds	1,001,307	240,274	98,269	(137,491)	52,051	99,032	200,888	98,993
Surrenders (note 6)	(117,248)	(100,601)	(127,851)	(89,372)	(42,419)	-	(73,253)	(63,985)
Death Benefits (note 4)	(15,721)	-	-	(4,525)	-	-	-	-
Net policy repayments (loans) (note 5)	(43,857)	(52,941)	(17,039)	10,892	-	(6,415)	9,599	(30,912)
Deductions for surrender charges (note 2d)	(27,119)	(36,650)	(18,625)	(27,360)	(14,074)	(2,442)	(16,091)	(3,482)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(231,300)	(183,840)	(200,604)	(207,761)	(58,432)	(52,548)	(109,329)	(108,587)
Asset charges (note 3)	(15,888)	(9,867)	(11,819)	(10,273)	(3,247)	(2,771)	(7,107)	(6,312)
Adjustments to maintain reserves	(12)	341	3	(22)	1	(12)	2	29

Net equity transactions	1,138,472	305,703	198,025	(53,713)	(6,291)	108,123	261,603	106,311

Net change in contract owners’ equity	738,957	863,953	200,091	301,944	(10,608)	190,161	250,200	322,451
Contract owners’ equity beginning of period	3,639,498	2,775,545	2,762,074	2,460,130	810,673	620,512	1,843,272	1,520,821

Contract owners’ equity end of period	$4,378,455	3,639,498	2,962,165	2,762,074	800,065	810,673	2,093,472	1,843,272

CHANGES IN UNITS:
Beginning units	197,762	179,708	246,651	252,833	59,978	51,756	135,628	128,150
Units purchased	78,253	43,173	46,158	47,508	8,402	14,318	40,722	22,308
Units redeemed	(25,052)	(25,119)	(30,543)	(53,690)	(9,018)	(6,096)	(20,560)	(14,830)

Ending units	250,963	197,762	262,266	246,651	59,362	59,978	155,790	135,628

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FF30S		FGS		FIGBS		FMCS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$40,107	27,627	5,054	2,536	147,327	168,097	11,251	17,186
Realized gain (loss) on investments	(17,428)	(99,785)	376,121	(193,099)	113,543	261,296	(79,800)	(131,608)
Change in unrealized gain (loss) on investments	(78,302)	266,653	(362,862)	495,976	(54,236)	21,721	(784,181)	1,684,806
Reinvested capital gains	5,869	10,173	6,306	5,036	126,844	51,988	12,892	19,731

Net increase (decrease) in contract owners’ equity resulting from operations	(49,754)	204,668	24,619	310,449	333,478	503,102	(839,838)	1,590,115

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	288,585	307,943	373,871	212,787	565,788	962,624	735,574	783,111
Transfers between funds	352,260	102,393	127,268	(224,589)	(405,017)	(2,890,596)	553,157	358,480
Surrenders (note 6)	(23,069)	(52,201)	(106,581)	(59,387)	(199,853)	(122,307)	(289,030)	(244,580)
Death Benefits (note 4)	-	-	-	-	(29,284)	(1,243)	(33,499)	(7,238)
Net policy repayments (loans) (note 5)	(6,358)	(10,628)	(26,212)	(19,809)	4,944	(45,319)	(65,041)	(70,077)
Deductions for surrender charges (note 2d)	(33,388)	(13,684)	(14,656)	(24,866)	(39,963)	(42,864)	(79,525)	(59,740)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(128,541)	(129,147)	(159,099)	(130,578)	(301,038)	(437,639)	(409,365)	(417,533)
Asset charges (note 3)	(7,070)	(5,757)	(9,541)	(6,110)	(18,913)	(25,857)	(25,989)	(22,717)
Adjustments to maintain reserves	(4)	(30)	(28)	(52)	10,948	1,347	(17)	555

Net equity transactions	442,415	198,889	185,022	(252,604)	(412,388)	(2,601,854)	386,265	320,261

Net change in contract owners’ equity	392,661	403,557	209,641	57,845	(78,910)	(2,098,752)	(453,573)	1,910,376
Contract owners’ equity beginning of period	1,549,130	1,145,573	1,633,790	1,575,945	4,795,869	6,894,621	7,223,733	5,313,357

Contract owners’ equity end of period	$1,941,791	1,549,130	1,843,431	1,633,790	4,716,959	4,795,869	6,770,160	7,223,733

CHANGES IN UNITS:
Beginning units	115,117	98,748	133,548	159,808	359,583	556,639	422,702	400,154
Units purchased	50,216	33,686	39,786	22,937	43,021	76,936	70,626	79,725
Units redeemed	(17,039)	(17,317)	(22,862)	(49,197)	(72,716)	(273,992)	(49,618)	(57,177)

Ending units	148,294	115,117	150,472	133,548	329,888	359,583	443,710	422,702

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FOSR		FVSS		FTVIS2		FTVRDI
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$25,093	24,133	1,485	698	109,210	109,886	32,380	28,170
Realized gain (loss) on investments	(140,128)	(121,058)	(10,697)	(10,233)	(84,538)	(52,265)	4,928	(23,300)
Change in unrealized gain (loss) on investments	(233,390)	332,508	(5,436)	46,672	18,210	145,850	76,218	305,711
Reinvested capital gains	3,575	3,549	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(344,850)	239,132	(14,648)	37,137	42,882	203,471	113,526	310,581

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	224,562	283,483	15,342	16,874	219,986	302,173	155,260	201,888
Transfers between funds	19,946	(42,321)	(11,092)	(2,412)	46,843	105,056	(26,473)	35,464
Surrenders (note 6)	(88,712)	(32,287)	(562)	(6,554)	(116,265)	(59,747)	(21,961)	(60,231)
Death Benefits (note 4)	(2,341)	(1,161)	-	-	(64,631)	(45,051)	(2,409)	-
Net policy repayments (loans) (note 5)	(13,727)	(8,141)	(326)	(151)	(21,309)	2,969	(2,254)	(17,438)
Deductions for surrender charges (note 2d)	(16,765)	(13,278)	(1,244)	(1,409)	(7,727)	(7,758)	(9,596)	(13,692)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(131,520)	(148,296)	(10,899)	(12,051)	(124,912)	(118,685)	(111,578)	(110,210)
Asset charges (note 3)	(8,275)	(7,777)	(799)	(783)	(7,512)	(6,291)	(7,318)	(6,352)
Adjustments to maintain reserves	11	(101)	(2)	3	19	-	1	(5)

Net equity transactions	(16,821)	30,121	(9,582)	(6,483)	(75,508)	172,666	(26,328)	29,424

Net change in contract owners’ equity	(361,671)	269,253	(24,230)	30,654	(32,626)	376,137	87,198	340,005
Contract owners’ equity beginning of period	1,987,305	1,718,052	173,858	143,204	1,948,278	1,572,141	1,835,371	1,495,366

Contract owners’ equity end of period	$1,625,634	1,987,305	149,628	173,858	1,915,652	1,948,278	1,922,569	1,835,371

CHANGES IN UNITS:
Beginning units	143,327	140,027	13,541	14,104	155,775	141,630	146,566	144,419
Units purchased	21,873	29,542	1,272	1,532	20,601	32,711	13,662	20,997
Units redeemed	(23,429)	(26,242)	(2,028)	(2,095)	(26,776)	(18,566)	(15,788)	(18,850)

Ending units	141,771	143,327	12,785	13,541	149,600	155,775	144,440	146,566

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FTVSVI		FTVDM3		TIF3		FTVGI3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$40,203	43,216	18,559	29,091	31,266	28,506	197,527	37,953
Realized gain (loss) on investments	226,626	(292,710)	(106,805)	(155,283)	30,954	(16,392)	61,823	57,921
Change in unrealized gain (loss) on investments	(435,891)	1,381,259	(237,966)	447,013	(254,327)	136,059	(322,819)	260,046
Reinvested capital gains	-	-	-	-	-	-	23,014	6,912

Net increase (decrease) in contract owners’ equity resulting from operations	(169,062)	1,131,765	(326,212)	320,821	(192,107)	148,173	(40,455)	362,832

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	431,538	607,661	202,848	436,410	244,346	250,728	437,015	469,980
Transfers between funds	(130,300)	(1,163,071)	(183,904)	20,523	(92,687)	(69,740)	592,095	(83,579)
Surrenders (note 6)	(206,092)	(164,484)	(48,866)	(74,190)	(43,137)	(44,627)	(78,274)	(117,525)
Death Benefits (note 4)	-	(17,816)	-	(464)	-	-	-	(23,249)
Net policy repayments (loans) (note 5)	(3,035)	(47,947)	(33,691)	(29,320)	7,765	(13,163)	(59,379)	(77,915)
Deductions for surrender charges (note 2d)	(47,557)	(32,899)	(37,215)	(18,900)	(9,120)	(9,326)	(13,150)	(13,838)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(240,707)	(304,990)	(123,507)	(146,564)	(120,767)	(131,083)	(194,830)	(171,811)
Asset charges (note 3)	(16,012)	(17,455)	(7,548)	(7,480)	(7,402)	(7,215)	(12,730)	(10,440)
Adjustments to maintain reserves	1,076	19	(52)	726	(23)	(14)	8,984	(101)

Net equity transactions	(211,089)	(1,140,982)	(231,935)	180,741	(21,025)	(24,440)	679,731	(28,478)

Net change in contract owners’ equity	(380,151)	(9,217)	(558,147)	501,562	(213,132)	123,733	639,276	334,354
Contract owners’ equity beginning of period	4,576,130	4,585,347	2,209,666	1,708,104	1,912,531	1,788,798	3,092,822	2,758,468

Contract owners’ equity end of period	$4,195,979	4,576,130	1,651,519	2,209,666	1,699,399	1,912,531	3,732,098	3,092,822

CHANGES IN UNITS:
Beginning units	320,098	412,120	108,967	98,984	136,286	138,184	173,272	176,761
Units purchased	29,494	48,723	10,320	24,442	16,524	20,729	56,218	29,077
Units redeemed	(45,355)	(140,745)	(22,494)	(14,459)	(17,235)	(22,627)	(18,653)	(32,566)

Ending units	304,237	320,098	96,793	108,967	135,575	136,286	210,837	173,272

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FTVFA2		AMTB		AMINS		AMFAS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$131	16,482	46,732	104,109	-	-	-	-
Realized gain (loss) on investments	12,046	1,161	6,253	(107,178)	-	-	(2,188)	(6,312)
Change in unrealized gain (loss) on investments	(25,062)	57,431	(47,729)	110,485	-	-	(702)	28,027
Reinvested capital gains	-	62	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(12,885)	75,136	5,256	107,416	-	-	(2,890)	21,715

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	70,383	92,170	130,280	349,517	-	(163)	17,471	16,818
Transfers between funds	4,935	79,480	(279,754)	(809,062)	16	42	(4,914)	1,671
Surrenders (note 6)	-	(4,890)	(51,744)	(46,154)	-	-	(3,444)	(3)
Death Benefits (note 4)	-	-	(23,001)	-	-	-	-	-
Net policy repayments (loans) (note 5)	(2,597)	-	(12,033)	(7,221)	-	-	22	(670)
Deductions for surrender charges (note 2d)	-	(1,514)	(7,378)	(12,416)	-	-	(646)	(407)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(32,861)	(29,948)	(84,576)	(148,784)	(16)	118	(9,330)	(9,497)
Asset charges (note 3)	(3,490)	(2,827)	(5,383)	(8,111)	-	3	(674)	(542)
Adjustments to maintain reserves	-	45	(1)	2	-	-	2	(6)

Net equity transactions	36,370	132,516	(333,590)	(682,229)	-	-	(1,513)	7,364

Net change in contract owners’ equity	23,485	207,652	(328,334)	(574,813)	-	-	(4,403)	29,079
Contract owners’ equity beginning of period	837,305	629,653	1,473,283	2,048,096	-	-	150,391	121,312

Contract owners’ equity end of period	$860,790	837,305	1,144,949	1,473,283	-	-	145,988	150,391

CHANGES IN UNITS:
Beginning units	87,597	72,627	128,687	188,350	-	-	15,152	14,619
Units purchased	9,601	19,435	12,091	30,840	1	12	1,977	1,885
Units redeemed	(5,734)	(4,465)	(41,058)	(90,503)	(1)	(12)	(2,263)	(1,352)

Ending units	91,464	87,597	99,720	128,687	-	-	14,866	15,152

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	AMSRS		OVGR		OVGS3		OVHI3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$2,895	261	-	2,345	34,929	30,046	37,078	21,421
Realized gain (loss) on investments	(34,789)	(28,086)	-	49,722	(81,252)	(61,068)	9,769	(138,134)
Change in unrealized gain (loss) on investments	(4,818)	176,833	-	59,482	(194,243)	410,151	(56,211)	167,921
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(36,712)	149,008	-	111,549	(240,566)	379,129	(9,364)	51,208

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	106,581	99,152	-	188,535	373,057	476,582	49,566	119,243
Transfers between funds	107,726	(26,557)	-	(1,514,587)	(15,016)	250,925	24,342	11,388
Surrenders (note 6)	(70,217)	(12,577)	-	(37,112)	(76,018)	(91,553)	(18,531)	(57,858)
Death Benefits (note 4)	-	-	-	(1,562)	(24,737)	(19,727)	-	(1,203)
Net policy repayments (loans) (note 5)	(32,634)	(10,692)	-	186	(37,238)	(8,431)	(403)	(9,488)
Deductions for surrender charges (note 2d)	(5,009)	(3,069)	-	(21,518)	(30,866)	(46,052)	(3,038)	(2,473)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(57,284)	(53,466)	-	(99,486)	(205,677)	(221,633)	(28,435)	(29,246)
Asset charges (note 3)	(3,643)	(3,229)	-	(5,746)	(12,144)	(10,802)	(1,718)	(1,342)
Adjustments to maintain reserves	(11)	(4)	-	(66)	7	(749)	2	(4)

Net equity transactions	45,509	(10,442)	-	(1,491,356)	(28,632)	328,560	21,785	29,017

Net change in contract owners’ equity	8,797	138,566	-	(1,379,807)	(269,198)	707,689	12,421	80,225
Contract owners’ equity beginning of period	802,876	664,310	-	1,379,807	2,843,001	2,135,312	412,866	332,641

Contract owners’ equity end of period	$811,673	802,876	-	-	2,573,803	2,843,001	425,287	412,866

CHANGES IN UNITS:
Beginning units	60,691	61,693	-	132,977	194,413	169,344	139,268	128,683
Units purchased	16,007	8,694	-	19,012	29,111	56,116	23,435	31,256
Units redeemed	(13,392)	(9,696)	-	(151,989)	(31,656)	(31,047)	(16,497)	(20,671)

Ending units	63,306	60,691	-	-	191,868	194,413	146,206	139,268

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	OVHI		OVGI		OVSC		PMVFBA
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$2,845	2,214	26,425	51,049	9,845	9,100	13,284	10,543
Realized gain (loss) on investments	(12,911)	(26,941)	(37,163)	(667,204)	219,562	74,880	10,927	95,468
Change in unrealized gain (loss) on investments	9,494	29,248	4,810	1,210,329	(248,236)	240,830	21,571	30,717
Reinvested capital gains	-	-	-	-	-	-	2,493	4,347

Net increase (decrease) in contract owners’ equity resulting from operations	(572)	4,521	(5,928)	594,174	(18,829)	324,810	48,275	141,075

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	-	(4)	380,993	698,860	176,719	212,549	41,604	48,561
Transfers between funds	(362)	(2,628)	(261,387)	(1,965,093)	(249,547)	(25,252)	184,229	322,885
Surrenders (note 6)	(125)	(413)	(146,607)	(110,870)	(95,465)	(75,948)	(1,866)	(45,632)
Death Benefits (note 4)	-	-	(9,401)	(1,176)	(1,106)	-	-	-
Net policy repayments (loans) (note 5)	(69)	(1,390)	(48,649)	(30,041)	(12,763)	(14,029)	(2,492)	646
Deductions for surrender charges (note 2d)	(696)	(316)	(34,899)	(49,405)	(25,866)	(14,124)	(138)	(3,347)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(2,589)	(3,438)	(226,071)	(345,008)	(94,761)	(112,809)	(26,414)	(35,430)
Asset charges (note 3)	(149)	(172)	(13,208)	(18,218)	(5,956)	(5,775)	(1,975)	(3,160)
Adjustments to maintain reserves	-	1	2,446	(170)	(10)	(3)	(40)	(20)

Net equity transactions	(3,990)	(8,360)	(356,783)	(1,821,121)	(308,755)	(35,391)	192,908	284,503

Net change in contract owners’ equity	(4,562)	(3,839)	(362,711)	(1,226,947)	(327,584)	289,419	241,183	425,578
Contract owners’ equity beginning of period	31,944	35,783	3,329,354	4,556,301	1,690,935	1,401,516	548,216	122,638

Contract owners’ equity end of period	$27,382	31,944	2,966,643	3,329,354	1,363,351	1,690,935	789,399	548,216

CHANGES IN UNITS:
Beginning units	9,265	11,916	281,551	447,372	123,671	126,495	45,666	11,184
Units purchased	-	1	32,981	68,718	12,744	17,306	19,017	41,862
Units redeemed	(1,133)	(2,652)	(63,618)	(234,539)	(34,447)	(20,130)	(4,091)	(7,380)

Ending units	8,132	9,265	250,914	281,551	101,968	123,671	60,592	45,666

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	PMVLDA		PMVTRA		PVGIB		PVTVB
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$54,324	43,891	3,129	-	117	133	-	38
Realized gain (loss) on investments	28,631	16,299	(670)	-	(168)	(204)	66	72
Change in unrealized gain (loss) on investments	(49,956)	46,514	(3,035)	-	(391)	1,294	(732)	517
Reinvested capital gains	-	12,714	5,280	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	32,999	119,418	4,704	-	(442)	1,223	(666)	627

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	494,812	447,632	9,272	-	-	-	230	230
Transfers between funds	(667,834)	1,945,672	365,243	-	-	-	384	9
Surrenders (note 6)	(278,281)	(42,052)	-	-	-	-	-	-
Death Benefits (note 4)	(7,390)	(33)	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	751	(32,312)	(2,751)	-	-	-	-	-
Deductions for surrender charges (note 2d)	(27,541)	(14,545)	-	-	-	-	-	-

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(115,606)	(146,637)	(5,333)	-	(161)	(170)	(202)	(209)
Asset charges (note 3)	(9,286)	(9,808)	(463)	-	(42)	(41)	(21)	(19)
Adjustments to maintain reserves	1,139	(314)	(61)	-	5	(8)	2	(9)

Net equity transactions	(609,236)	2,147,603	365,907	-	(198)	(219)	393	2

Net change in contract owners’ equity	(576,237)	2,267,021	370,611	-	(640)	1,004	(273)	629
Contract owners’ equity beginning of period	3,943,193	1,676,172	-	-	9,676	8,672	3,584	2,955

Contract owners’ equity end of period	$3,366,956	3,943,193	370,611	-	9,036	9,676	3,311	3,584

CHANGES IN UNITS:
Beginning units	339,045	151,746	-	-	917	940	241	240
Units purchased	54,281	221,758	37,520	-	1	(1)	46	19
Units redeemed	(107,001)	(34,459)	(856)	-	(20)	(22)	(16)	(18)

Ending units	286,325	339,045	36,664	-	898	917	271	241

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	AVCA		AVCDI		TRBCG2		TREI2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$663	3,060	-	-	-	-	-	27,708
Realized gain (loss) on investments	(10,044)	(21,447)	(69,926)	(36,628)	-	425,968	-	(141,629)
Change in unrealized gain (loss) on investments	(26,194)	76,003	4,631	175,399	-	(175,174)	-	384,689
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(35,575)	57,616	(65,295)	138,771	-	250,794	-	270,768

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	46,711	67,777	85,286	97,341	(22)	284,575	-	264,190
Transfers between funds	5,180	4,039	3,674	(1,373)	34	(1,868,889)	-	(2,596,866)
Surrenders (note 6)	(9,710)	(25,879)	(34,282)	(16,839)	-	(37,250)	-	(76,716)
Death Benefits (note 4)	-	(1,136)	(984)	-	-	(1,139)	-	(18,575)
Net policy repayments (loans) (note 5)	(14,722)	(1,912)	(21,005)	(3,307)	-	(2,218)	-	(31,131)
Deductions for surrender charges (note 2d)	(997)	(9,831)	(2,953)	(5,272)	-	(16,435)	-	(14,295)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(26,094)	(28,982)	(47,329)	(48,512)	(10)	(124,188)	-	(138,991)
Asset charges (note 3)	(1,704)	(1,623)	(3,628)	(3,212)	-	(6,290)	-	(8,213)
Adjustments to maintain reserves	1	(8)	2	(12)	(1)	(56)	-	26

Net equity transactions	(1,335)	2,445	(21,219)	18,814	1	(1,771,890)	-	(2,620,571)

Net change in contract owners’ equity	(36,910)	60,061	(86,514)	157,585	1	(1,521,096)	-	(2,349,803)
Contract owners’ equity beginning of period	432,148	372,087	875,866	718,281	39	1,521,135	-	2,349,803

Contract owners’ equity end of period	$395,238	432,148	789,352	875,866	40	39	-	-

CHANGES IN UNITS:
Beginning units	40,738	40,509	68,267	66,497	3	134,427	-	226,377
Units purchased	4,382	7,614	7,125	9,145	1	23,183	-	23,475
Units redeemed	(4,661)	(7,385)	(9,124)	(7,375)	(1)	(157,607)	-	(249,852)

Ending units	40,459	40,738	66,268	68,267	3	3	-	-

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	TRHS2		VWHAR		WRASP		WRBP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	5,903	-	47,540	15,358	1	-
Realized gain (loss) on investments	4,211	(4)	52,063	1,024	275,990	81,821	(13)	-
Change in unrealized gain (loss) on investments	(3,717)	2,823	(294,333)	68,087	(618,116)	240,946	6	-
Reinvested capital gains	-	-	6,351	-	-	-	7	-

Net increase (decrease) in contract owners’ equity resulting from operations	494	2,819	(230,016)	69,111	(294,586)	338,125	1	-

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	25,573	2,646	373,310	25,568	690,336	495,891	382	-
Transfers between funds	193,471	24,623	498,112	517,012	928,089	2,265,820	64	-
Surrenders (note 6)	(18,622)	-	(150,232)	-	(72,007)	(27,610)	-	-
Death Benefits (note 4)	-	-	-	(392)	(35,536)	(1,761)	-	-
Net policy repayments (loans) (note 5)	(1,100)	-	(1,633)	-	(7,036)	(21,037)	-	-
Deductions for surrender charges (note 2d)	(2,651)	-	(586)	-	(5,616)	(6,855)	-	-

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(8,226)	(543)	(43,903)	(5,995)	(243,013)	(127,702)	(207)	-
Asset charges (note 3)	(482)	(44)	(3,587)	(374)	(15,846)	(7,508)	(1)	-
Adjustments to maintain reserves	(1)	4	3	(1)	7	2,975	3	-

Net equity transactions	187,962	26,686	671,484	535,818	1,239,378	2,572,213	241	-

Net change in contract owners’ equity	188,456	29,505	441,468	604,929	944,792	2,910,338	242	-
Contract owners’ equity beginning of period	29,505	-	604,929	-	3,411,844	501,506	-	-

Contract owners’ equity end of period	$217,961	29,505	1,046,397	604,929	4,356,636	3,411,844	242	-

CHANGES IN UNITS:
Beginning units	2,774	-	50,764	-	329,303	52,603	-	-
Units purchased	17,257	2,834	58,970	51,403	161,366	297,854	40	-
Units redeemed	(1,467)	(60)	(4,702)	(639)	(37,526)	(21,154)	(19)	-

Ending units	18,564	2,774	105,032	50,764	453,143	329,303	21	-

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRBDP		WRGNR		WRHIP		WRMCG
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$21	17	-	-	84	44	-	-
Realized gain (loss) on investments	2	-	11	-	6	(1)	26	10
Change in unrealized gain (loss) on investments	29	4	(131)	53	(27)	30	(52)	77
Reinvested capital gains	5	-	-	-	-	-	20	-

Net increase (decrease) in contract owners’ equity resulting from operations	57	21	(120)	53	63	73	(6)	87

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	459	459	306	306	994	611	306	306
Transfers between funds	-	437	-	292	66	583	-	292
Surrenders (note 6)	-	-	-	-	-	-	-	-
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	-	-	-	-	-	-
Deductions for surrender charges (note 2d)	-	-	-	-	-	-	-	-

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(129)	(115)	(85)	(73)	(388)	(155)	(95)	(83)
Asset charges (note 3)	(5)	(2)	(3)	(2)	(7)	(3)	(4)	(2)
Adjustments to maintain reserves	-	-	(1)	3	11	(4)	(8)	7

Net equity transactions	325	779	217	526	676	1,032	199	520

Net change in contract owners’ equity	382	800	97	579	739	1,105	193	607
Contract owners’ equity beginning of period	800	-	579	-	1,105	-	607	-

Contract owners’ equity end of period	$1,182	800	676	579	1,844	1,105	800	607

CHANGES IN UNITS:
Beginning units	69	-	68	-	82	-	43	-
Units purchased	37	79	44	78	77	95	21	50
Units redeemed	(11)	(10)	(11)	(10)	(29)	(13)	(7)	(7)

Ending units	95	69	101	68	130	82	57	43

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRMMP		WRPAP		WRPMAP		WRSTP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	1	26	-	7	-	-	-
Realized gain (loss) on investments	-	-	11	4	13	24	24	3
Change in unrealized gain (loss) on investments	-	-	(197)	84	(47)	33	(90)	30
Reinvested capital gains	-	-	51	-	13	-	22	8

Net increase (decrease) in contract owners’ equity resulting from operations	-	1	(109)	88	(14)	57	(44)	41

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	383	564	1,650	275	1,203	564	687	306
Transfers between funds	(279)	(3,386)	-	1,502	-	471	73	292
Surrenders (note 6)	-	-	-	-	-	-	-	-
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	-	-	-	-	-	-
Deductions for surrender charges (note 2d)	-	-	-	-	-	-	-	-

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(103)	(162)	(781)	(127)	(1,106)	(370)	(292)	(77)
Asset charges (note 3)	-	(2)	(13)	(2)	(5)	(1)	(4)	(2)
Adjustments to maintain reserves	(1)	(5)	6	(4)	(2)	(1)	-	4

Net equity transactions	-	(2,991)	862	1,644	90	663	464	523

Net change in contract owners’ equity	-	(2,990)	753	1,732	76	720	420	564
Contract owners’ equity beginning of period	-	2,990	1,732	-	720	-	564	-

Contract owners’ equity end of period	$-	-	2,485	1,732	796	720	984	564

CHANGES IN UNITS:
Beginning units	-	294	155	-	64	-	47	-
Units purchased	38	55	149	167	109	99	65	54
Units redeemed	(38)	(349)	(72)	(12)	(100)	(35)	(25)	(7)

Ending units	-	-	232	155	73	64	87	47

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRSCP		WFVSCG		NVAGF3		GEF3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	-	-	5,430	8,521	89	68
Realized gain (loss) on investments	22	9	10,184	(1,345)	(12,059)	2,312	221	5
Change in unrealized gain (loss) on investments	(87)	75	(33,510)	63,136	2,590	(5,147)	(584)	584
Reinvested capital gains	5	-	-	-	7,410	3,220	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(60)	84	(23,326)	61,791	3,371	8,906	(274)	657

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	306	306	43,000	101,652	5,964	20,199	2,242	346
Transfers between funds	-	292	56,928	184,380	(158,779)	75,411	(12,815)	10,038
Surrenders (note 6)	-	-	(11,244)	(55,143)	(28)	(151)	-	-
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	1,288	(6,928)	(8)	(24)	-	-
Deductions for surrender charges (note 2d)	-	-	(3,762)	(2,561)	-	(171)	-	-

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(91)	(82)	(16,495)	(18,875)	(2,140)	(6,379)	(331)	(197)
Asset charges (note 3)	(3)	(2)	(1,437)	(1,534)	(171)	(440)	(21)	(12)
Adjustments to maintain reserves	(4)	(3)	1	(4,492)	23	(41)	(2)	7

Net equity transactions	208	511	68,279	196,499	(155,139)	88,404	(10,927)	10,182

Net change in contract owners’ equity	148	595	44,953	258,290	(151,768)	97,310	(11,201)	10,839
Contract owners’ equity beginning of period	595	-	379,890	121,600	151,768	54,458	11,201	362

Contract owners’ equity end of period	$743	595	424,843	379,890	-	151,768	-	11,201

CHANGES IN UNITS:
Beginning units	48	-	22,699	9,211	12,279	4,769	750	27
Units purchased	27	56	7,338	16,892	473	8,114	149	746
Units redeemed	(8)	(8)	(3,429)	(3,404)	(12,752)	(604)	(899)	(23)

Ending units	67	48	26,608	22,699	-	12,279	-	750

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVGHS		SGRF		GGTC3		GVUG1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	2,734	-	-	-	-	-	-
Realized gain (loss) on investments	-	29,817	-	-	-	200,830	-	(61,675)
Change in unrealized gain (loss) on investments	-	(17,278)	-	-	-	(177,960)	-	79,785
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	15,273	-	-	-	22,870	-	18,110

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	(3,271)	20,021	-	(114)	-	45,140	-	17,971
Transfers between funds	3,264	(820,672)	-	114	-	(837,957)	-	(371,009)
Surrenders (note 6)	71	(2,032)	-	-	-	(2,610)	-	(406)
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	(19,512)	-	-	-	(2,933)	-	(434)
Deductions for surrender charges (note 2d)	-	(1,957)	-	-	-	(2,070)	-	(41)

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(206)	(17,197)	-	(1)	-	(17,171)	-	(12,439)
Asset charges (note 3)	142	(878)	-	-	-	(924)	-	(534)
Adjustments to maintain reserves	-	(10)	-	1	-	57	-	2

Net equity transactions	-	(842,237)	-	-	-	(818,468)	-	(366,890)

Net change in contract owners’ equity	-	(826,964)	-	-	-	(795,598)	-	(348,780)
Contract owners’ equity beginning of period	-	826,964	-	-	-	795,598	-	348,780

Contract owners’ equity end of period	$-	-	-	-	-	-	-	-

CHANGES IN UNITS:
Beginning units	-	74,335	-	-	-	61,728	-	33,539
Units purchased	4,249	1,844	-	27	-	2,063	-	1,725
Units redeemed	(4,249)	(76,179)	-	(27)	-	(63,791)	-	(35,264)

Ending units	-	-	-	-	-	-	-	-

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	ACVVS1		FVMOS		TRLT2		WRPMP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	-	3,944	-	-	-	7
Realized gain (loss) on investments	-	-	-	(6,413)	-	-	-	95
Change in unrealized gain (loss) on investments	-	-	-	3,433	-	-	-	(14)
Reinvested capital gains	-	-	-	-	-	-	-	11

Net increase (decrease) in contract owners’ equity resulting from operations	-	-	-	964	-	-	-	99

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	-	(10)	-	1,630	-	(4)	-	1,375
Transfers between funds	-	(64)	-	(97,737)	-	(91)	-	(1,502)
Surrenders (note 6)	-	-	-	-	-	-	-	-
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	-	-	-	-	-	-
Deductions for surrender charges (note 2d)	-	-	-	-	-	-	-	-

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	-	73	-	(1,591)	-	92	-	(623)
Asset charges (note 3)	-	2	-	(88)	-	2	-	(6)
Adjustments to maintain reserves	-	(1)	-	(3)	-	1	-	1

Net equity transactions	-	-	-	(97,789)	-	-	-	(755)

Net change in contract owners’ equity	-	-	-	(96,825)	-	-	-	(656)
Contract owners’ equity beginning of period	-	-	-	96,825	-	-	-	656

Contract owners’ equity end of period	$-	-	-	-	-	-	-	-

CHANGES IN UNITS:
Beginning units	-	-	-	9,416	-	-	-	66
Units purchased	-	-	-	156	-	-	-	136
Units redeemed	-	-	-	(9,572)	-	-	-	(202)

Ending units	-	-	-	-	-	-	-	-

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	ACVU1		AVBVI
	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	-	-
Realized gain (loss) on investments	-	-	-	-
Change in unrealized gain (loss) on investments	-	-	-	-
Reinvested capital gains	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	-	-	-

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	-	(61)	-	(294)
Transfers between funds	-	(226)	-	319
Surrenders (note 6)	-	-	-	-
Death Benefits (note 4)	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	-	(26)
Deductions for surrender charges (note 2d)	-	-	-	-

Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	-	289	-	1
Asset charges (note 3)	-	(2)	-	-
Adjustments to maintain reserves	-	-	-	-

Net equity transactions	-	-	-	-

Net change in contract owners’ equity	-	-	-	-
Contract owners’ equity beginning of period	-	-	-	-

Contract owners’ equity end of period	$-	-	-	-

CHANGES IN UNITS:
Beginning units	-	-	-	-
Units purchased	-	1	-	-
Units redeemed	-	(1)	-	-

Ending units	-	-	-	-

See accompanying notes to financial statements.

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

(1) Background and Summary of Significant Accounting Policies
(a) Organization and Nature of Operations
The Nationwide VLI Separate Account-7 (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life Insurance Company (the Company) on August 4, 2004. The Account is registered as a unit investment trust under the Investment Company Act of 1940. The Company offers four Individual Flexible Premium Variable Life Insurance Policies through the Account: The Best of America Next Generation® II FPVUL; Nationwide® Options Select (offered in the State of New York); Nationwide YourLife® Accumulation VUL - NY (offered in the State of New York); and Nationwide YourLife® Protection VUL - NY (offered in the State of New York). The Company offers a Last Survivor Flexible Premium Adjustable Variable Universal Life Insurance Policy: Nationwide YourLife® Survivorship VUL- NY (offered in the State of New York). The primary distribution for contracts is through wholesalers and brokers.
(b) The Contracts
Only contracts with a front-end sales charge and certain other fees are offered for purchase. See note 2 for a discussion of policy charges and note 3 for asset charges.
With certain exceptions, contract owners may invest in the following:
BLACKROCK FUNDS
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class II (MLVGA2)
DREYFUS CORPORATION FUNDS
Stock Index Fund, Inc. - Initial Shares (DSIF)
JANUS FUNDS
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)
MASSACHUSETTS FINANCIAL SERVICES CO.
Investors Growth Stock Series - Initial Class (MIGIC)
Value Series - Initial Class (MVFIC)
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
MORGAN STANLEY
Core Plus Fixed Income Portfolio - Class I (MSVFI)
U.S. Real Estate Portfolio - Class I (MSVRE)*
NATIONWIDE FUNDS GROUP
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
American Funds NVIT Bond Fund - Class II (GVABD2)
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
American Funds NVIT Growth Fund - Class II (GVAGR2)
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
Federated NVIT High Income Bond Fund - Class I (HIBF)*
Federated NVIT High Income Bond Fund - Class III (HIBF3)
NVIT Emerging Markets Fund - Class III (GEM3)
NVIT International Equity Fund - Class III (GIG3)
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
NVIT Cardinal Aggressive Fund - Class I (NVCRA1)
NVIT Cardinal Balanced Fund - Class I (NVCRB1)
NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)
NVIT Cardinal Conservative Fund - Class I (NVCCN1)
NVIT Cardinal Moderate Fund - Class I (NVCMD1)
NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)
NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)
NVIT Core Bond Fund - Class I (NVCBD1)
NVIT Core Plus Bond Fund - Class I (NVLCP1)
NVIT Fund - Class I (TRF)
NVIT Government Bond Fund - Class I (GBF)
American Century NVIT Growth Fund - Class I (CAF)
NVIT International Index Fund - Class VI (GVIX6)
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
NVIT Mid Cap Index Fund - Class I (MCIF)
NVIT Money Market Fund - Class I (SAM)
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
NVIT Multi-Manager Small Company Fund - Class I (SCF)
NVIT Multi-Sector Bond Fund - Class I (MSBF)
NVIT Short Term Bond Fund - Class II (NVSTB2)
NVIT Large Cap Growth Fund - Class I (NVOLG1)
Templeton NVIT International Value Fund - Class III (NVTIV3)
Van Kampen NVIT Comstock Value Fund - Class I (EIF)
NVIT Real Estate Fund - Class I (NVRE1)

(Continued)

NATIONWIDE VLI SEPERATE ACCOUNT- 7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

PORTFOLIOS OF THE ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)
PORTFOLIOS OF THE AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
VP Inflation Protection Fund - Class II (ACVIP2)
VP International Fund - Class III (ACVI3)*
VP Mid Cap Value Fund - Class I (ACVMV1)
VP Ultra(R) Fund - Class I (ACVU1)*
VP Value Fund - Class I (ACVV)*
VP Vista(SM) Fund - Class I (ACVVS1)*
PORTFOLIOS OF THE DREYFUS INVESTMENT PORTFOLIOS
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
PORTFOLIOS OF THE DREYFUS VARIABLE INVESTMENT FUND
Appreciation Portfolio - Initial Shares (DCAP)
PORTFOLIOS OF THE FEDERATED INSURANCE SERIES
Quality Bond Fund II - Primary Shares (FQB)
PORTFOLIOS OF THE FIDELITY(R) VARIABLE INSURANCE PRODUCTS
VIP Fund - Contrafund Portfolio - Service Class (FCS)*
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
VIP Fund - Equity-Income Portfolio - Service Class (FEIS)
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
VIP Fund - Growth Portfolio - Service Class (FGS)
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
VIP Fund - Overseas Portfolio - Service Class R (FOSR)
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
PORTFOLIOS OF THE FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Income Securities Fund - Class 2 (FTVIS2)
Franklin Rising Dividends Securities Fund - Class 1 (FTVRDI)
Franklin Small Cap Value Securities Fund - Class 1 (FTVSVI)
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
Templeton Foreign Securities Fund - Class 3 (TIF3)
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
PORTFOLIOS OF THE NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
International Portfolio - S Class Shares (AMINS)
Regency Portfolio - S Class Shares (AMRS)*
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
Socially Responsive Portfolio - I Class Shares (AMSRS)
PORTFOLIOS OF THE OPPENHEIMER VARIABLE ACCOUNT FUNDS
Capital Appreciation Fund/VA - Non-Service Shares (OVGR)*
Global Securities Fund/VA - Class 3 (OVGS3)
Global Securities Fund/VA - Non-Service Shares (OVGS)*
High Income Fund/VA - Class 3 (OVHI3)
High Income Fund/VA - Non-Service Shares (OVHI)
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
PORTFOLIOS OF THE PIMCO VARIABLE INSURANCE TRUST
Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)
Low Duration Portfolio - Administrative Class (PMVLDA)
Total Return Portfolio - Administrative Class (PMVTRA)
PORTFOLIOS OF THE PUTNAM VARIABLE TRUST
Putnam VT Growth and Income Fund - IB Shares (PVGIB)
Putnam VT Voyager Fund - IB Shares (PVTVB)
PORTFOLIOS OF THE VAN KAMPEN LIFE INVESTMENT TRUST
V.I. Basic Value Fund - Series I (AVBVI)*
V.I. Capital Appreciation Fund - Series I (AVCA)
V.I. Capital Development Fund - Series I (AVCDI)
T. ROWE PRICE
Blue Chip Growth Portfolio - II (TRBCG2)
Equity Income Portfolio - II (TREI2)*
Health Sciences Portfolio - II (TRHS2)
Limited-Term Bond Portfolio - II (TRLT2)*
VAN ECK ASSOCIATES CORPORATION
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)
WADDELL & REED, INC.
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
Ivy Fund Variable Insurance Portfolios, Inc. - Balanced (WRBP)
Ivy Fund Variable Insurance Portfolios, Inc. - Bond (WRBDP)
Ivy Fund Variable Insurance Portfolios, Inc. - Core Equity (WRCEP)*
Ivy Fund Variable Insurance Portfolios, Inc. - Dividend Opportunities (WRDIV)*
Ivy Fund Variable Insurance Portfolios, Inc. - Energy (WRENG)*
Ivy Funds Variable Insurance Portfolios, Inc. - Global Bond (WRGBP)*
Ivy Fund Variable Insurance Portfolios, Inc. - Global Natural Resources (WRGNR)
Ivy Fund Variable Insurance Portfolios, Inc. - Growth (WRGP)*
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)
Ivy Fund Variable Insurance Portfolios, Inc. - International Growth (WRIP)*
Ivy Fund Variable Insurance Portfolios, Inc. - International Core Equity (WRI2P)*
Ivy Funds Variable Insurance Portfolios, Inc. - Limited-Term Bond (WRLTBP)*
Ivy Fund Variable Insurance Portfolios, Inc. - Micro Cap Growth (WRMIC)*
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)
Ivy Fund Variable Insurance Portfolios, Inc. - Money Market (WRMMP)*

(Continued)

NATIONWIDE VLI SEPERATE ACCOUNT- 7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Aggressive (WRPAP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)*
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)*
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
WRPMCP (WRPMCP)*
Ivy Fund Variable Insurance Portfolios, Inc. - Real Estate Securities (WRRESP)*
Ivy Fund Variable Insurance Portfolios, Inc. - Science and Technology (WRSTP)
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Growth (WRSCP)
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Value (WRSCV)*
Ivy Fund Variable Insurance Portfolios, Inc. - Value (WRVP)*
WELLS FARGO FUNDS
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
*At December 31, 2011, contract owners were not invested in this fund.
The contract owners’ equity is affected by the investment results of each fund, equity transactions by contract owners and certain policy and asset charges (see notes 2 and 3). The accompanying financial statements include only contract owners’ purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.
A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.
Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.
A purchase payment could be presented as a negative equity transaction in the Statements of Changes in Contract Owners’ Equity if a prior period purchase payment is refunded to a contract owner due to a contract cancellation during the free look period, and/or if a gain is realized by the contract owner during the free look period.
The Company allocates purchase payments to sub-accounts and/or the fixed account as instructed by the contract owner. Shares of the sub-accounts are purchased at Net Asset Value, then converted into accumulation units. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.
(c) Security Valuation, Transactions and Related Investment Income
Investments in underlying mutual funds are valued at the closing net asset value per share at December 31, 2011 of such funds. The cost of investments sold is determined on a first in - first out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed), and dividends and capital gain distributions are accrued as of the ex-dividend date and are reinvested in the underlying mutual funds.
(d) Federal Income Taxes
Operations of the Account form a part of, and are taxed with, operations of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not provide for income taxes within the Account. Taxes are generally the responsibility of the contract owner upon termination or withdrawal.
(e) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(f) Recently Issued Accounting Standards
FASB ASC 820 was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Account adopted FASB ASC 820 effective January 1, 2008. The adoption of FASB ASC 820 did not have a material impact on the Account’s financial position or results of operations.
In September 2009 the FASB issued ASU 2009-12, which amends FASB ASC 820, Fair Value Measurements and Disclosures. This guidance applies to reporting entities that hold an investment that is required or permitted to be measured or disclosed at fair value on a recurring or nonrecurring basis if the investment does not have a readily determinable fair value and the investee has attributes of an investment company. For these investments, this update allows, as a practical expedient, the use of net asset value (NAV) as the basis to estimate fair value as long as it is not probable, as of the measurement date that the investment will be sold and NAV is not the value that will be used in the sale. The NAVs must be calculated consistent with the American Institute of Certified Public Accountants Audit and Accounting Guide, Investment Companies, which generally requires these investments to be measured at fair value. Additionally, the guidance provided updated disclosures for investments within its scope and noted that if the investor can redeem the investment with the investee on the measurement date at NAV, the investment should likely be classified as Level 2 in the fair value hierarchy. Investments that cannot be redeemed with the investee at NAV would generally be classified as Level 3 in the fair value hierarchy. If the investment is not redeemable with the investee on the measurement date, but will be at a future date, the length of time until the investment is redeemable should be considered in determining classification as Level 2 or 3. This guidance is effective for interim and annual periods ending after December 15, 2009 with early adoption permitted. The Account adopted this guidance effective the period ending December 31, 2009. The adoption of this guidance did not have a material impact on the financial statements of the Account.
In January 2010, the FASB issued ASU 2010-06, which amends FASB ASC 820, Fair Value Measurement and Disclosures. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements, the reasons for the transfers, and further disaggregating activity in level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which shall be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Account adopted this guidance effective January 1, 2010, except for the new disclosure regarding the activity in Level 3 measurements, which the Account adopted for the fiscal period beginning January 1, 2011.

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

In May 2011, the FASB issued ASU 2011-04, which amends existing guidance in Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. The guidance in this ASU clarifies existing fair value measurement guidance and expands disclosures primarily related to Level 3 fair value measurements. The ASU will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. The Account will adopt this guidance prospectively for the annual period beginning January 1, 2012. The adoption of this guidance will result in increased disclosures and will have an immaterial impact on the Account’s financial statements.
(g) Subsequent Events
The Company evaluated subsequent events through the date the financial statements were issued with the SEC.
(2) Policy Charges
(a) Deductions from Premium
For the Best of America Next Generation® II FPVUL and Nationwide® Options Select - NY contracts, the Company currently deducts 0.5% from each premium(the maximum is also 2.5%) to coverd sales expenses. The Company may, at its sole discretion, reduce this sales loading. The company also deducts 3.5% from each premium payment to cover premium taxes.
For Nationwide YourLife® Accumulation VUL – NY contracts, the Company currently deducts 2.50% from each premium (the maximum is also 2.50%) to cover sales expenses. The Company also deducts 3.50% from each premium payment to cover premium taxes.
For Nationwide YourLife® Protection VUL – NY contracts, the Company currently deducts 6.50% from each premium (the maximum is also 6.50%) to cover sales expenses. The Company also deducts 3.50% from each premium payment to cover premium taxes.
For Nationwide YourLife® Survivorship VUL - NY contracts, the Company currently deducts 4.50% from each premium (up to 6.50% maximum) to cover sales expenses. The Company also deducts 3.50% from each premium payment to cover premium taxes.
For the periods ended December 31, 2011 and 2010, total front-end sales charge deductions were $ 1,687,506 and $1,856,844, respectively and were recognized as a reduction of purchase payments on the Statement of Changes in Contract Owners’ Equity.
(b) Cost of Insurance
A cost of insurance charge is assessed monthly against each contract by liquidating units. The amount of the charge varies widely and is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).
(c) Administrative Charges
For all contracts, the Company currently deducts a short-term trading fee of 1.0% of an amount allocated to a sub account and transferred from that sub account within 60 days of that allocation.
For the Best of America Next Generation® II FPVUL contract, the Company currently deducts a $10 administrative charge per policy per month (maximum of $20 per policy per month) taken proportionally from the sub accounts and any companion fixed funds of the contract (for policies issued in New York, the current and maximum charge is $8.75 monthly). For the Nationwide® Options Select - NY contracts, the Company deducts $8.75 per policy per month (maximum of $8.75 per policy per month) taken proportionally from the sub accounts and any fixed companion contracts. For Nationwide YourLife® Accumulation VUL – NY contracts, Nationwide YourLife® Protection VUL – NY and Nationwide YourLife® Survivorship VUL - NY contracts, the Company currently deducts a $9 administrative charge per month which is also the maximum charge. These charges are assessed against each contract by liquidating units.
For the Best of America Next Generation® II FPVUL contracts, the Company currently deducts a monthly underwriting and distribution charge of $0.10 per $1,000 of Specified Amount (but not more than $25). The maximum guaranteed charge is $0.20 per $1,000 of Specified Amount (but not to exceed $50). For Best of America Next Generation® II FPVUL contracts issued in New York, the Company currently deducts a monthly underwriting and distribution charge of $0.08 per $1,000 of Specified Amount (but not more than $20). The maximum guaranteed charge is $0.10 per $1,000 of Specified Amount (but not to exceed $25).
For the Nationwide® Options Select - NY contracts, the Company currently deducts a monthly underwriting and distribution charge of $0.17 per $1,000 of Specified Amount (but not more than $42.50). This is also the maximum guaranteed charge. These charges are assessed against each contract by liquidating units.
For Nationwide YourLife® Accumulation VUL – NY contracts, the Company currently deducts a monthly underwriting and distribution charge of $0.39 per $1,000 of Specified Amount. The maximum guaranteed charge is $0.39 per $1,000 of Specified Amount. For Nationwide YourLife® Protection VUL – NY contracts, the Company currently deducts a monthly underwriting and distribution charge of $0.08 per $1,000 of Specified Amount. The maximum guaranteed charge is $0.20 per $1,000 of Specified Amount. For Nationwide YourLife® Survivorship VUL - NY contracts, the monthly underwriting and distribution charge varies by the insureds’ attained ages, sexes and Base Policy Specified Amount. The maximum guaranteed underwriting and distribution charge is $0.74 of Specified Amount. These charges are assessed against each contract by liquidating units.
(d) Surrender Charges
Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The amount of the charge is based upon a specified percentage of the initial surrender charge which varies by issue age, sex and rate class. For both the Best of America Next Generation® II FPVUL contracts and Nationwide® Options Select - NYcontracts, the charge is 100% of the initial surrender charge in the first through third years for issue ages 0-49 and 100% of the initial surrender charge in the first through second years for issue ages 50+. The applicable surrender charge paid will begin to decline each year thereafter to 0% of the initial surrender charge in the eleventh year or thirteenth year, depending on the insured’s age at the time of policy issuance.
For Nationwide YourLife® Accumulation VUL – NY contracts, the charge is 100% of the initial surrender charge in the first year through third years for issue ages 0-56 and 100% of the initial surrender charge in the first year for issue ages 57+. The applicable surrender charge paid will be begin to decline each year thereafter to 0% of the initial surrender charge in the thirteenth year or fifteenth year, depending on the insured’s age at the time of policy issuance. The Company may waive the surrender charge for certain contracts in which the sales expenses normally associated with the distribution of a contract are not incurred. These charges are assessed against each contract by liquidating units.
For Nationwide YourLife® Protection VUL – NY contracts, the charge is 100% of the initial surrender charge in the first year through third years for issue ages 0-49 and 100% of the initial surrender charge in the first year for issue ages 50+. The applicable surrender charge paid will be begin to decline each year thereafter to 0% of the initial surrender charge in the thirteenth year or fifteenth year, depending on the insured’s age at the time of policy issuance. The Company may waive the surrender charge for certain contracts in which the sales expenses normally associated with the distribution of a contract are not incurred. These charges are assessed against each contract by liquidating units.

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

Nationwide YourLife® Survivorship VUL – NY contracts, The surrender charge is assessed during the first eight policy years upon surrender, policy lapse, or certain Base Policy Specified Amount decreases. The maximum surrender charge that may be assessed for any segment of coverage is $46.80 per $1,000 of Base Policy Specified Amount. The minimum surrender charge that may be assessed for any segment of coverage is $0.01 per $1,000 of Base Policy Specified Amount.
(3) Asset Charges
The Company deducts a charge related to the assumption of mortality and expense risk.
For the Best of America Next Generation® II FPVUL and the Nationwide® Options Select - NY contracts, the Company deducts a charge as follows:
In policy years 1 through 10, the Company deducts an annualized charge of 0.60% on the first $25,000 of variable cash value, 0.30% for the next $225,000 in variable cash value, and 0.10% for variable cash value in excess of $250,000.
In policy years 11 through 20, the Company deducts an annualized charge of 0.30% on the first $25,000 of variable cash value, 0.20% on the next $225,000 of variable cash value, and 0.05% for variable cash value in excess of $250,000.
In policy years 21 and later, the Company does not deduct charges on any variable cash values.
For Nationwide® YourLife Accumulation VUL – NY contracts, the Company deducts a charge as follows:
In policy years 1 through 10, the Company deducts an annualized charge of 0.60% on the first $250,000 of variable cash value and 0.00% for variable cash value in excess of $250,000.
For Nationwide® YourLife Protection VUL – NY contracts, the Company deducts a charge as follows:
In policy years 1 through 15, the Company deducts an annualized charge of 0.80% on the first $250,000 of variable cash value, and 0.30% for variable cash value in excess of $250,000.
In policy years 16 and later, the Company deducts an annualized charge of 0.30% on the first $250,000 of variable cash value, 0.20% for variable cash value in excess of $250,000.
For Nationwide YourLife® Survivorship VUL – NY contracts, the Company deducts a charge as follows:
In policy years 1 through 15, the Company deducts an annualized charge of 0.80% on the first $225,000 in variable cash value, and 0.50% for variable cash value in excess of $250,000.
In policy years 16 through 20, the Company deducts an annualized charge of 0.50% on the first $225,000 of variable cash value, and 0.50% for variable cash value in excess of $250,000.
In policy years 21 and later, the Company does not deduct charges on any variable cash values.
The above charges are assessed monthly against each contract by liquidating units.
(4) Death Benefits
Death benefit proceeds result in a redemption of the contract value from the Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the contract value on the date of death, the excess is paid by the Company’s general account.
(5) Policy Loans (Net of Repayments)
Contract provisions allow contract owners to borrow 90% of a policy’s variable cash surrender value plus 100% of a policy’s fixed cash surrender value less the applicable value of surrender charge. Interest is charged on the outstanding loan and is due and payable in advance on the policy anniversary date. For Best of America Next Generation® II FPVUL contracts, Nationwide® Options Select - NY contracts, Nationwide YourLife® Accumulation VUL – NY contracts and Nationwide YourLife® Survivorship VUL - NY contracts, the maximum guaranteed and current loan interest charged is 3.9%. For Nationwide YourLife® Protection VUL – NY contracts, the maximum guaranteed loan interest charged is 4.5%. Current loan interest charged may vary. At the time the loan is granted, the amount of the loan is transferred from the Account to the Company’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Interest credited is paid by the Company’s general account to the Account. Loan repayments result in a transfer of collateral including interest credited back to the Account.
(6) Related Party Transactions
The Company performs various services on behalf of the mutual fund companies in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.
Contract owners may, with certain restrictions, transfer their assets between the Account and a fixed dollar contract (fixed account) maintained in the accounts of the Company. These transfers are the result of the contract owner executing fund exchanges. Fund exchanges from the Account to the fixed account are included in surrenders, and fund exchanges from the fixed account to the Account are included in purchase payments received from contract owners, as applicable, on the accompanying Statements of Changes in Contract Owners’ Equity.
Policy loan transactions (note 5), executed at the direction of the contract owner, also result in transfers between the Account and the fixed account of the Company, but are included in Net Policy Repayments (Loans). The fixed account assets are not reflected in the accompanying financial statements. For the periods ended December 31, 2011 and 2010, total transfers into the Account from the fixed account were $6,592,205 and $6,751,602, respectively, and total transfers from the Account to the fixed account were $7,778,795 and $8,158,025, respectively.
(7) Fair Value Measurement
FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

In accordance with FASB ASC 820, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.
The Account categorizes financial assets recorded at fair value as follows:
• Level 1 – Unadjusted quoted prices accessible in active markets and mutual funds where the value per share (unit) is determined and published and is the basis for current transactions for identical assets or liabilities at the measurement date.
• Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
• Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.
The Account recognizes significant transfers between fair value hierarchy levels at the reporting period end. There were no significant transfers between Level 1 and 2 as of December 31, 2011.
The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Separate Account Investments	$271,548,461	$0	$0	$271,548,461
The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under FASB ASC 820.
The cost of purchases and proceeds from sales of Investments for the year ended December 31, 2011 are as follows:

	Purchases of Investments	Sales of Investments
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class II (MLVGA2)	$1,607,060	$519,475
Stock Index Fund, Inc. - Initial Shares (DSIF)	1,046,598	955,679
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)	202,241	825,786
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)	209,199	199,242
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)	414,682	1,361,157
Investors Growth Stock Series - Initial Class (MIGIC)	75,526	102,579
Value Series - Initial Class (MVFIC)	514,988	1,058,583
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)	195,615	134,600
Core Plus Fixed Income Portfolio - Class I (MSVFI)	98,288	119,149
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)	406,263	459,058
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)	858,877	237,961
American Funds NVIT Bond Fund - Class II (GVABD2)	124,536	222,286
American Funds NVIT Global Growth Fund - Class II (GVAGG2)	2,387,051	2,383,289
American Funds NVIT Growth Fund - Class II (GVAGR2)	389,474	483,750
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)	122,609	171,751
Federated NVIT High Income Bond Fund - Class III (HIBF3)	2,772,797	2,654,126
NVIT Emerging Markets Fund - Class III (GEM3)	1,009,187	590,927
NVIT International Equity Fund - Class III (GIG3)	228,394	13,932
Gartmore NVIT International Equity Fund - Class VI (NVIE6)	38,874	169,114
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)	101,845	108,124
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)	396,229	454,885
NVIT Cardinal Aggressive Fund - Class I (NVCRA1)	870,353	221,796
NVIT Cardinal Balanced Fund - Class I (NVCRB1)	333,786	290,184
NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)	1,040,686	629,831
NVIT Cardinal Conservative Fund - Class I (NVCCN1)	1,080,103	215,532
NVIT Cardinal Moderate Fund - Class I (NVCMD1)	1,179,015	1,696,787
NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)	2,567,721	1,088,171
NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)	253,231	76,280
NVIT Core Bond Fund - Class I (NVCBD1)	136,136	263,837
NVIT Core Plus Bond Fund - Class I (NVLCP1)	33,322	48,187
NVIT Fund - Class I (TRF)	152,433	431,942
NVIT Government Bond Fund - Class I (GBF)	622,534	1,116,595
American Century NVIT Growth Fund - Class I (CAF)	13,927	244
NVIT International Index Fund - Class VI (GVIX6)	42,901	52,313
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)	978,705	778,132
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)	151,251	54,274
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)	215,785	28,483
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)	224,823	201,755
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)	3,085,742	1,119,784
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)	3,935,174	3,394,237
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)	281,509	545,681
NVIT Mid Cap Index Fund - Class I (MCIF)	1,014,816	785,107

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

NVIT Money Market Fund - Class I (SAM)	6,169,221	6,091,830
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)	167,667	458,146
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)	220,543	152,909
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)	638,856	605,684
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)	224,406	120,433
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)	306,581	428,941
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)	156,912	374,051
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)	834,856	146,792
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)	64,471	143,537
NVIT Multi-Manager Small Company Fund - Class I (SCF)	219,112	274,812
NVIT Multi-Sector Bond Fund - Class I (MSBF)	389,955	305,272
NVIT Short Term Bond Fund - Class II (NVSTB2)	207,455	226,675
NVIT Large Cap Growth Fund - Class I (NVOLG1)	726,830	2,076,149
Templeton NVIT International Value Fund - Class III (NVTIV3)	244,154	432,377
Van Kampen NVIT Comstock Value Fund - Class I (EIF)	248,038	306,982
NVIT Real Estate Fund - Class I (NVRE1)	435,546	575,507
VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)	177,587	160,945
VP Inflation Protection Fund - Class II (ACVIP2)	811,088	247,235
VP Mid Cap Value Fund - Class I (ACVMV1)	379,142	236,890
VP Value Fund - Class I (ACVV)	-	1
Small Cap Stock Index Portfolio - Service Shares (DVSCS)	306,209	303,299
Appreciation Portfolio - Initial Shares (DCAP)	527,264	287,836
Quality Bond Fund II - Primary Shares (FQB)	149,711	150,121
VIP Fund - Contrafund Portfolio - Service Class (FCS)	-	1
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)	1,956,977	778,185
VIP Fund - Equity-Income Portfolio - Service Class (FEIS)	612,953	340,258
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)	125,720	111,565
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)	776,418	462,590
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)	597,810	109,542
VIP Fund - Growth Portfolio - Service Class (FGS)	1,673,144	1,477,063
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)	788,551	927,471
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)	1,222,617	812,195
VIP Fund - Overseas Portfolio - Service Class R (FOSR)	296,527	284,682
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)	17,250	25,346
Franklin Income Securities Fund - Class 2 (FTVIS2)	534,096	500,397
Franklin Rising Dividends Securities Fund - Class 1 (FTVRDI)	179,568	173,518
Franklin Small Cap Value Securities Fund - Class 1 (FTVSVI)	351,585	522,468
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)	197,559	411,208
Templeton Foreign Securities Fund - Class 3 (TIF3)	209,003	198,839
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)	1,321,192	421,103
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)	86,822	50,320
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)	181,910	468,944
Small-Cap Growth Portfolio - S Class Shares (AMFAS)	34,175	35,690
Socially Responsive Portfolio - I Class Shares (AMSRS)	221,240	172,885
Global Securities Fund/VA - Class 3 (OVGS3)	309,407	303,107
High Income Fund/VA - Class 3 (OVHI3)	99,565	40,704
High Income Fund/VA - Non-Service Shares (OVHI)	2,846	3,991
Main Street Fund(R)/VA - Non-Service Shares (OVGI)	202,106	532,446
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)	184,942	483,775
Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)	298,482	89,765
Low Duration Portfolio - Administrative Class (PMVLDA)	1,383,132	1,938,127
Total Return Portfolio - Administrative Class (PMVTRA)	413,815	39,440
Putnam VT Growth and Income Fund - IB Shares (PVGIB)	117	204
Putnam VT Voyager Fund - IB Shares (PVTVB)	629	238
V.I. Capital Appreciation Fund - Series I (AVCA)	38,590	39,263
V.I. Capital Development Fund - Series I (AVCDI)	98,996	120,217
Blue Chip Growth Portfolio - II (TRBCG2)	390	425
Health Sciences Portfolio - II (TRHS2)	241,100	53,138
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)	1,094,401	410,667
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)	3,056,053	1,769,135
Ivy Fund Variable Insurance Portfolios, Inc. - Balanced (WRBP)	408	162
Ivy Fund Variable Insurance Portfolios, Inc. - Bond (WRBDP)	484	133
Ivy Fund Variable Insurance Portfolios, Inc. - Global Natural Resources (WRGNR)	306	88
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)	1,094	345
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)	325	99
Ivy Fund Variable Insurance Portfolios, Inc. - Money Market (WRMMP)	279	279
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Aggressive (WRPAP)	1,727	794
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)	1,136	1,024
Ivy Fund Variable Insurance Portfolios, Inc. - Science and Technology (WRSTP)	732	246
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Growth (WRSCP)	310	95
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)	141,326	73,034
AllianceBernstein NVIT Global Fixed Income Fund - Class III(obsolete) (NVAGF3)	20,628	162,964
Gartmore NVIT Worldwide Leaders Fund - Class III (GEF3)	2,382	13,218

Total	$64,000,715	$54,732,422

(8) Financial Highlights
The following tabular presentation is a summary of units, unit fair values, contract owners’ equity outstanding and contract expense rates for variable life contracts as of December 31, 2011, and the investment income ratio and total return for each of the periods in the five year period ended December 31, 2011. Total return and investment income ratio for periods with no ending contract owners’ equity were considered to be irrelevant, and therefore are not presented.

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class II (MLVGA2)
2011	0.00%	292,178	$12.900807	$3,769,332	2.33%	-3.63%
2010	0.00%	224,255	13.386468	3,001,982	2.84%	9.88%
2009	0.00%	35,488	12.182592	432,336	1.87%	21.83%	5/1/2009
Stock Index Fund, Inc. - Initial Shares (DSIF)
2011	0.00%	254,190	11.975613	3,044,081	1.85%	1.88%
2010	0.00%	251,299	11.754920	2,954,000	1.84%	14.84%
2009	0.00%	255,610	10.236118	2,616,454	2.04%	26.33%
2008	0.00%	248,592	8.102406	2,014,193	2.14%	-37.14%
2007	0.00%	212,590	12.889762	2,740,235	1.80%	5.26%
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
2011	0.00%	148,985	11.639880	1,734,168	0.23%	-6.94%
2010	0.00%	198,672	12.508137	2,485,017	0.24%	6.48%
2009	0.00%	189,179	11.747058	2,222,297	0.01%	46.01%
2008	0.00%	154,343	8.045115	1,241,707	0.01%	-44.31%
2007	0.00%	81,474	14.445945	1,176,969	0.28%	36.63%
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)
2011	0.00%	17,173	10.352942	177,791	0.00%	-8.81%
2010	0.00%	16,893	11.352948	191,785	0.00%	13.53%	5/3/2010
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)
2011	0.00%	280,397	10.783470	3,023,653	0.36%	-32.33%
2010	0.00%	349,600	15.936367	5,571,354	0.55%	25.03%
2009	0.00%	410,720	12.746144	5,235,096	0.43%	79.07%
2008	0.00%	417,642	7.117893	2,972,731	2.85%	-52.21%
2007	0.00%	235,628	14.893765	3,509,388	0.48%	28.07%
Investors Growth Stock Series - Initial Class (MIGIC)
2011	0.00%	62,519	12.633894	789,858	0.54%	0.58%
2010	0.00%	65,019	12.561314	816,724	0.45%	12.47%
2009	0.00%	69,393	11.168160	774,992	0.74%	39.55%
2008	0.00%	76,150	8.002768	609,411	0.58%	-36.87%
2007	0.00%	77,232	12.677102	979,078	0.32%	11.36%
Value Series - Initial Class (MVFIC)
2011	0.00%	375,862	12.879603	4,840,953	1.48%	-0.30%
2010	0.00%	425,518	12.918661	5,497,123	1.55%	11.53%
2009	0.00%	538,443	11.582760	6,236,656	1.30%	22.71%
2008	0.00%	252,293	9.438767	2,381,334	0.99%	-32.58%
2007	0.00%	184,058	14.000352	2,576,877	0.66%	7.91%
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
2011	0.00%	39,665	10.650622	422,457	1.07%	-1.78%
2010	0.00%	34,570	10.843288	374,852	0.00%	8.43%	5/3/2010
Core Plus Fixed Income Portfolio - Class I (MSVFI)
2011	0.00%	42,517	12.682719	539,231	3.66%	5.65%
2010	0.00%	45,859	12.004773	550,527	5.56%	7.14%
2009	0.00%	60,415	11.204270	676,906	11.19%	9.64%
2008	0.00%	171,093	10.218734	1,748,354	3.51%	-10.20%
2007	0.00%	247,428	11.380012	2,815,734	3.58%	5.45%
U.S. Real Estate Portfolio - Class I (MSVRE)
2008	0.00%	243,398	8.656213	2,106,905	3.49%	-37.89%
2007	0.00%	222,042	13.937607	3,094,734	1.13%	-17.07%
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
2011	0.00%	334,728	14.348277	4,802,770	1.70%	0.65%
2010	0.00%	345,144	14.256071	4,920,397	1.92%	13.46%
2009	0.00%	1,036	12.564442	13,017	0.76%	25.64%	5/1/2009
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
2011	0.00%	216,671	10.979437	2,378,926	1.28%	0.93%
2010	0.00%	162,438	10.878393	1,767,064	1.41%	12.02%
2009	0.00%	111,694	9.711378	1,084,703	0.07%	23.41%
2008	0.00%	87,717	7.868935	690,240	3.11%	-29.78%
2007	0.00%	48,960	11.205324	548,613	3.16%	6.14%

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
American Funds NVIT Bond Fund - Class II (GVABD2)
2011	0.00%	81,360	$12.292646	$1,000,130	2.30%	5.72%
2010	0.00%	91,442	11.627184	1,063,213	1.87%	5.99%
2009	0.00%	135,604	10.970085	1,487,587	0.35%	12.15%
2008	0.00%	92,901	9.781713	908,732	6.65%	-9.87%
2007	0.00%	43,116	10.853118	467,943	9.87%	2.98%
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
2011	0.00%	161,530	10.875437	1,756,709	1.02%	-9.31%
2010	0.00%	165,366	11.991721	1,983,023	0.82%	11.30%
2009	0.00%	151,519	10.774250	1,632,504	0.00%	41.60%
2008	0.00%	118,818	7.608765	904,059	3.05%	-38.64%
2007	0.00%	78,552	12.399481	974,004	2.94%	14.36%
American Funds NVIT Growth Fund - Class II (GVAGR2)
2011	0.00%	318,329	10.115272	3,219,984	0.26%	-4.69%
2010	0.00%	328,562	10.612804	3,486,964	0.16%	18.19%
2009	0.00%	372,264	8.979238	3,342,647	0.00%	38.78%
2008	0.00%	399,966	6.470039	2,587,795	2.31%	-44.21%
2007	0.00%	282,016	11.597638	3,270,719	0.95%	11.90%
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
2011	0.00%	109,519	8.687464	951,442	0.99%	-2.24%
2010	0.00%	116,667	8.886120	1,036,717	0.94%	10.97%
2009	0.00%	95,045	8.007342	761,058	0.00%	30.69%
2008	0.00%	53,018	6.126963	324,839	3.98%	-38.06%
2007	0.00%	5,054	9.892316	49,996	0.30%	-1.08%	5/1/2007
Federated NVIT High Income Bond Fund - Class III (HIBF3)
2011	0.00%	338,304	14.839228	5,020,170	7.38%	3.81%
2010	0.00%	346,000	14.295077	4,946,097	9.00%	13.16%
2009	0.00%	231,384	12.632602	2,922,982	10.05%	46.08%
2008	0.00%	200,335	8.647843	1,732,466	9.63%	-28.10%
2007	0.00%	147,776	12.027193	1,777,330	8.79%	3.17%
NVIT Emerging Markets Fund - Class III (GEM3)
2011	0.00%	204,764	16.493303	3,377,235	0.75%	-22.39%
2010	0.00%	187,090	21.252025	3,976,041	0.08%	16.21%
2009	0.00%	162,697	18.287102	2,975,257	1.28%	63.48%
2008	0.00%	129,682	11.185864	1,450,606	1.25%	-57.83%
2007	0.00%	118,462	26.524857	3,142,188	0.73%	45.55%
NVIT International Equity Fund - Class III (GIG3)
2011	0.00%	23,568	8.249535	194,425	1.39%	-9.76%
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
2011	0.00%	80,953	7.251572	587,037	1.03%	-10.00%
2010	0.00%	98,314	8.057227	792,138	0.87%	13.00%
2009	0.00%	94,063	7.130177	670,686	0.14%	29.45%
2008	0.00%	3,258	5.508000	17,945	1.58%	-44.92%	5/1/2008
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
2011	0.00%	77,667	8.099461	629,061	0.59%	-11.62%
2010	0.00%	79,606	9.164158	729,522	0.23%	15.61%
2009	0.00%	63,027	7.927018	499,616	0.13%	52.96%
2008	0.00%	446	5.182412	2,311	0.00%	-48.18%	5/1/2008
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
2011	0.00%	225,562	9.691118	2,185,948	0.63%	-3.27%
2010	0.00%	233,900	10.018250	2,343,269	0.54%	23.56%
2009	0.00%	446,731	8.107965	3,622,079	0.41%	31.27%
2008	0.00%	561,555	6.176544	3,468,469	0.40%	-38.23%	5/1/2008
NVIT Cardinal Aggressive Fund - Class I (NVCRA1)
2011	0.00%	225,700	8.950086	2,020,034	2.13%	-6.19%
2010	0.00%	165,742	9.540229	1,581,217	0.38%	15.00%
2009	0.00%	81,328	8.295819	674,682	1.04%	29.30%
2008	0.00%	25,077	6.416027	160,894	1.36%	-35.84%	5/1/2008

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Cardinal Balanced Fund - Class I (NVCRB1)
2011	0.00%	117,870	$10.462826	$1,233,253	2.70%	-1.26%
2010	0.00%	116,800	10.596561	1,237,678	0.92%	10.46%
2009	0.00%	53,802	9.593104	516,128	2.56%	19.88%
2008	0.00%	16,853	8.002099	134,859	1.10%	-19.98%	5/1/2008
NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)
2011	0.00%	299,105	9.807509	2,933,475	2.30%	-3.37%
2010	0.00%	265,575	10.149086	2,695,344	0.82%	12.46%
2009	0.00%	123,901	9.025006	1,118,207	1.96%	24.25%
2008	0.00%	49,825	7.263571	361,908	1.85%	-27.36%	5/1/2008
NVIT Cardinal Conservative Fund - Class I (NVCCN1)
2011	0.00%	111,746	11.227964	1,254,680	2.61%	1.50%
2010	0.00%	37,840	11.062310	418,598	1.13%	6.87%
2009	0.00%	15,182	10.351566	157,157	3.12%	13.22%
2008	0.00%	3,177	9.142885	29,047	1.39%	-8.57%	5/1/2008
NVIT Cardinal Moderate Fund - Class I (NVCMD1)
2011	0.00%	560,846	10.135390	5,684,393	2.46%	-2.25%
2010	0.00%	627,529	10.368348	6,506,439	0.89%	11.42%
2009	0.00%	269,438	9.305236	2,507,184	2.06%	22.00%
2008	0.00%	128,126	7.626933	977,208	2.05%	-23.73%	5/1/2008
NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)
2011	0.00%	1,571,284	9.463303	14,869,537	2.43%	-4.57%
2010	0.00%	1,478,720	9.916957	14,664,403	0.71%	13.50%
2009	0.00%	781,162	8.737590	6,825,473	1.73%	26.69%
2008	0.00%	314,977	6.896919	2,172,371	1.70%	-31.03%	5/1/2008
NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)
2011	0.00%	55,905	10.740467	600,446	2.72%	-0.28%
2010	0.00%	41,011	10.770841	441,723	1.27%	9.31%
2009	0.00%	27,163	9.853071	267,639	2.78%	17.64%
2008	0.00%	11,469	8.375935	96,063	1.58%	-16.24%	5/1/2008
NVIT Core Bond Fund - Class I (NVCBD1)
2011	0.00%	70,437	12.345910	869,609	2.96%	6.59%
2010	0.00%	83,327	11.582155	965,106	2.42%	7.06%
2009	0.00%	137,344	10.818752	1,485,891	3.76%	8.78%
2008	0.00%	11,083	9.945181	110,222	3.15%	-0.55%	5/1/2008
NVIT Core Plus Bond Fund - Class I (NVLCP1)
2011	0.00%	6,592	13.370773	88,140	2.56%	6.37%
2010	0.00%	7,949	12.569892	99,918	2.85%	8.35%
2009	0.00%	8,162	11.600708	94,685	5.45%	16.62%
2008	0.00%	931	9.947099	9,261	1.74%	-0.53%	5/1/2008
NVIT Fund - Class I (TRF)
2011	0.00%	176,655	11.221824	1,982,391	1.14%	0.53%
2010	0.00%	203,747	11.162791	2,274,385	0.90%	13.45%
2009	0.00%	376,462	9.839457	3,704,182	1.40%	26.10%
2008	0.00%	499,130	7.803097	3,894,760	1.46%	-41.55%
2007	0.00%	386,326	13.351018	5,157,845	1.14%	8.18%
NVIT Government Bond Fund - Class I (GBF)
2011	0.00%	258,480	14.166560	3,661,772	2.90%	7.25%
2010	0.00%	303,580	13.208362	4,009,795	2.96%	4.78%
2009	0.00%	581,783	12.605611	7,333,730	3.45%	2.69%
2008	0.00%	545,866	12.275629	6,700,849	4.43%	7.72%
2007	0.00%	326,118	11.395982	3,716,435	4.73%	7.16%
American Century NVIT Growth Fund - Class I (CAF)
2011	0.00%	1,393	9.174041	12,779	0.56%	-8.26%	5/2/2011

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT International Index Fund - Class VI (GVIX6)
2011	0.00%	48,262	$8.254444	$398,376	2.59%	-12.72%
2010	0.00%	50,495	9.456969	477,530	2.10%	7.54%
2009	0.00%	58,676	8.793694	515,979	2.66%	28.62%
2008	0.00%	54,054	6.837123	369,573	2.13%	-43.11%
2007	0.00%	44,394	12.017667	533,512	1.65%	9.50%
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
2011	0.00%	558,744	12.065374	6,741,455	1.82%	-3.93%
2010	0.00%	553,304	12.559061	6,948,979	1.61%	14.63%
2009	0.00%	500,629	10.956366	5,485,075	1.05%	27.21%
2008	0.00%	412,170	8.613097	3,550,060	2.15%	-36.84%
2007	0.00%	347,696	13.637494	4,741,702	2.08%	5.96%
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
2011	0.00%	40,269	12.895684	519,296	2.09%	0.88%
2010	0.00%	33,703	12.782641	430,813	1.09%	9.81%
2009	0.00%	279	11.640280	3,248	0.66%	16.40%	5/1/2009
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
2011	0.00%	31,138	13.544740	421,756	1.98%	-0.94%
2010	0.00%	18,255	13.672666	249,595	0.96%	12.03%
2009	0.00%	1,123	12.204484	13,706	1.43%	22.04%	5/1/2009
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
2011	0.00%	94,469	12.951126	1,223,480	2.41%	2.93%
2010	0.00%	95,390	12.582446	1,200,240	2.20%	5.89%
2009	0.00%	100,540	11.882294	1,194,646	1.97%	9.08%
2008	0.00%	56,571	10.892776	616,215	3.52%	-6.02%
2007	0.00%	40,552	11.590847	470,032	3.70%	5.38%
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
2011	0.00%	1,745,290	12.720302	22,200,616	2.13%	-0.04%
2010	0.00%	1,627,142	12.725464	20,706,137	1.89%	10.91%
2009	0.00%	1,256,347	11.473370	14,414,534	1.55%	19.14%
2008	0.00%	1,105,303	9.630534	10,644,658	2.84%	-23.20%
2007	0.00%	929,278	12.538964	11,652,183	2.87%	5.66%
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
2011	0.00%	2,631,844	12.475556	32,833,717	2.02%	-2.13%
2010	0.00%	2,643,369	12.746609	33,693,991	1.83%	12.83%
2009	0.00%	2,120,083	11.296821	23,950,198	1.28%	24.39%
2008	0.00%	1,507,466	9.081599	13,690,203	2.58%	-31.39%
2007	0.00%	1,141,464	13.236630	15,109,137	2.42%	6.15%
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
2011	0.00%	104,485	13.010443	1,359,396	2.29%	2.06%
2010	0.00%	127,316	12.747585	1,622,972	2.13%	8.52%
2009	0.00%	124,419	11.747183	1,461,573	1.73%	14.56%
2008	0.00%	80,064	10.254072	820,982	3.23%	-15.04%
2007	0.00%	70,206	12.069809	847,373	3.13%	5.86%
NVIT Mid Cap Index Fund - Class I (MCIF)
2011	0.00%	148,481	14.527168	2,157,008	0.82%	-2.54%
2010	0.00%	137,639	14.906376	2,051,699	1.25%	26.20%
2009	0.00%	134,098	11.811646	1,583,918	1.00%	36.76%
2008	0.00%	121,817	8.637043	1,052,141	1.34%	-36.46%
2007	0.00%	101,070	13.593553	1,373,900	1.39%	7.56%
NVIT Money Market Fund - Class I (SAM)
2011	0.00%	761,394	11.482073	8,742,381	0.00%	0.00%
2010	0.00%	755,400	11.482065	8,673,552	0.00%	0.00%
2009	0.00%	845,733	11.482050	9,710,749	0.11%	0.04%
2008	0.00%	1,205,473	11.477234	13,835,494	1.93%	2.05%
2007	0.00%	817,742	11.246272	9,196,549	4.64%	4.79%

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
2011	0.00%	222,325	$8.660251	$1,925,390	1.28%	-9.37%
2010	0.00%	256,504	9.555175	2,450,941	0.60%	14.04%
2009	0.00%	449,282	8.379106	3,764,582	1.22%	36.46%
2008	0.00%	541,439	6.140389	3,324,646	0.12%	-38.60%	5/1/2008
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
2011	0.00%	151,058	8.974574	1,355,681	1.92%	-16.11%
2010	0.00%	147,472	10.698362	1,577,709	2.42%	6.11%
2009	0.00%	141,665	10.082162	1,428,289	2.18%	29.84%
2008	0.00%	306,702	7.765128	2,381,579	1.76%	-46.33%
2007	0.00%	307,790	14.468946	4,453,397	2.22%	2.93%
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
2011	0.00%	377,197	9.263525	3,494,072	0.01%	-2.91%
2010	0.00%	374,210	9.540808	3,570,266	0.05%	15.51%
2009	0.00%	326,437	8.259762	2,696,292	0.76%	29.78%
2008	0.00%	1,370	6.364575	8,719	0.28%	-36.35%	5/1/2008
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
2011	0.00%	171,204	8.634796	1,478,312	1.13%	-5.83%
2010	0.00%	167,431	9.169345	1,535,233	0.74%	13.05%
2009	0.00%	150,094	8.111157	1,217,436	1.38%	27.59%
2008	0.00%	144	6.357067	915	0.30%	-36.43%	5/1/2008
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
2011	0.00%	254,093	9.695515	2,463,301	0.00%	-4.23%
2010	0.00%	266,837	10.123676	2,701,371	0.00%	26.82%
2009	0.00%	376,145	7.982859	3,002,712	0.00%	27.12%
2008	0.00%	173,477	6.279727	1,089,389	0.00%	-37.20%	5/1/2008
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
2011	0.00%	161,898	10.303092	1,668,050	0.81%	-2.32%
2010	0.00%	184,895	10.547920	1,950,258	1.17%	19.63%
2009	0.00%	298,784	8.817001	2,634,379	1.01%	30.47%
2008	0.00%	381,658	6.757903	2,579,208	0.96%	-32.42%	5/1/2008
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
2011	0.00%	153,744	10.826282	1,664,476	0.00%	-0.65%
2010	0.00%	97,299	10.896900	1,060,257	0.00%	25.45%
2009	0.00%	77,220	8.686440	670,767	0.00%	27.46%
2008	0.00%	80,272	6.814966	547,051	0.00%	-46.42%
2007	0.00%	57,310	12.718919	728,921	0.00%	9.75%
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
2011	0.00%	64,996	12.133163	788,607	0.43%	-5.07%
2010	0.00%	71,739	12.781169	916,908	0.59%	26.60%
2009	0.00%	80,738	10.095402	815,083	0.46%	26.22%
2008	0.00%	136,928	7.998530	1,095,222	1.28%	-32.15%
2007	0.00%	59,678	11.788779	703,531	1.35%	-6.89%
NVIT Multi-Manager Small Company Fund - Class I (SCF)
2011	0.00%	144,043	12.975667	1,869,054	0.52%	-5.56%
2010	0.00%	149,400	13.739369	2,052,662	0.30%	25.32%
2009	0.00%	153,968	10.963538	1,688,034	0.25%	34.70%
2008	0.00%	187,143	8.139096	1,523,175	0.91%	-38.19%
2007	0.00%	155,600	13.167514	2,048,865	0.11%	2.13%
NVIT Multi-Sector Bond Fund - Class I (MSBF)
2011	0.00%	186,382	13.471066	2,510,764	4.34%	5.55%
2010	0.00%	188,130	12.763067	2,401,116	6.28%	10.59%
2009	0.00%	202,323	11.541196	2,335,049	10.02%	24.38%
2008	0.00%	172,052	9.279073	1,596,483	7.95%	-17.29%
2007	0.00%	151,972	11.218961	1,704,968	4.91%	4.62%

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Short Term Bond Fund - Class II (NVSTB2)
2011	0.00%	107,935	$11.049485	$1,192,626	1.58%	1.30%
2010	0.00%	112,220	10.907906	1,224,085	1.33%	2.42%
2009	0.00%	111,697	10.650192	1,189,594	2.63%	7.11%
2008	0.00%	6,493	9.943310	64,562	1.81%	-0.57%	5/1/2008
NVIT Large Cap Growth Fund - Class I (NVOLG1)
2011	0.00%	798,211	13.891692	11,088,501	0.68%	-2.23%
2010	0.00%	902,250	14.209081	12,820,143	0.06%	8.80%
2009	0.00%	12	13.059893	157	0.02%	30.60%	5/1/2009
Templeton NVIT International Value Fund - Class III (NVTIV3)
2011	0.00%	145,564	12.139096	1,767,015	2.69%	-12.43%
2010	0.00%	163,794	13.861453	2,270,423	1.66%	6.35%
2009	0.00%	341,276	13.034354	4,448,312	0.31%	30.34%	5/1/2009
Van Kampen NVIT Comstock Value Fund - Class I (EIF)
2011	0.00%	218,564	11.032149	2,411,231	1.33%	-2.32%
2010	0.00%	226,889	11.294732	2,562,650	1.51%	15.77%
2009	0.00%	249,468	9.756035	2,433,819	1.19%	28.55%
2008	0.00%	291,644	7.589375	2,213,395	1.98%	-36.99%
2007	0.00%	443,340	12.044718	5,339,905	1.82%	-2.22%
NVIT Real Estate Fund - Class I (NVRE1)
2011	0.00%	388,504	10.243095	3,979,483	0.87%	6.50%
2010	0.00%	407,900	9.617905	3,923,143	1.94%	30.18%
2009	0.00%	414,176	7.388147	3,059,993	2.21%	30.84%
2008	0.00%	18,683	5.646840	105,500	4.61%	-43.53%	5/1/2008
VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)
2011	0.00%	107,736	10.401302	1,120,595	0.49%	-8.39%
2010	0.00%	106,874	11.353901	1,213,437	0.43%	26.91%
2009	0.00%	71,632	8.946607	640,863	1.25%	42.86%
2008	0.00%	7,063	6.262626	44,232	0.00%	-37.37%	5/1/2008
VP Inflation Protection Fund - Class II (ACVIP2)
2011	0.00%	203,460	14.393172	2,928,435	4.03%	11.74%
2010	0.00%	172,382	12.880459	2,220,359	1.67%	5.12%
2009	0.00%	116,432	12.253214	1,426,666	1.76%	10.21%
2008	0.00%	85,880	11.117573	954,776	4.70%	-1.59%
2007	0.00%	51,396	11.297046	580,623	4.62%	9.49%
VP International Fund - Class III (ACVI3)
2008	0.00%	7,987	9.507294	75,934	0.73%	-44.82%
2007	0.00%	5,228	17.230511	90,081	0.00%	18.06%
VP Mid Cap Value Fund - Class I (ACVMV1)
2011	0.00%	114,467	15.491583	1,773,275	1.34%	-0.69%
2010	0.00%	110,517	15.599747	1,724,037	2.19%	19.25%
2009	0.00%	139,706	13.081223	1,827,525	3.73%	29.94%
2008	0.00%	100,531	10.066767	1,012,022	0.12%	-24.35%
2007	0.00%	93,856	13.306496	1,248,894	0.83%	-2.31%
VP Ultra(R) Fund - Class I (ACVU1)
2008	0.00%	27,402	7.124413	195,223	0.00%	-41.48%
2007	0.00%	24,316	12.174342	296,031	0.00%	21.02%
VP Value Fund - Class I (ACVV)
2009	0.00%	262,089	10.532686	2,760,501	5.50%	19.86%
2008	0.00%	248,102	8.787234	2,180,132	2.16%	-26.78%
2007	0.00%	163,872	12.000449	1,966,538	1.43%	-5.14%
VP Vista(SM) Fund - Class I (ACVVS1)
2008	0.00%	49,528	8.973691	444,449	0.00%	-48.62%
2007	0.00%	49,690	17.466180	867,894	0.00%	39.77%

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
2011	0.00%	164,483	$13.753744	$2,262,257	0.60%	0.56%
2010	0.00%	165,126	13.676760	2,258,389	0.51%	25.83%
2009	0.00%	128,097	10.869560	1,392,358	2.33%	25.03%
2008	0.00%	112,144	8.693766	974,954	0.74%	-30.91%
2007	0.00%	89,220	12.583781	1,122,725	0.33%	-0.65%
Appreciation Portfolio - Initial Shares (DCAP)
2011	0.00%	110,150	14.200755	1,564,213	1.64%	9.01%
2010	0.00%	94,390	13.026837	1,229,603	2.08%	15.32%
2009	0.00%	93,873	11.296583	1,060,444	2.71%	22.56%
2008	0.00%	74,430	9.217282	686,043	1.93%	-29.55%
2007	0.00%	76,138	13.083574	996,157	1.49%	7.13%
Quality Bond Fund II - Primary Shares (FQB)
2011	0.00%	109,325	13.764662	1,504,822	5.16%	2.27%
2010	0.00%	115,196	13.458845	1,550,405	4.07%	8.50%
2009	0.00%	97,737	12.403996	1,212,329	6.35%	20.43%
2008	0.00%	97,294	10.299392	1,002,069	4.97%	-7.29%
2007	0.00%	77,274	11.108998	858,437	4.51%	5.38%
VIP Fund - Contrafund Portfolio - Service Class (FCS)
2009	0.00%	681,006	12.074163	8,222,577	1.35%	35.66%
2008	0.00%	678,797	8.899992	6,041,288	0.96%	-42.61%
2007	0.00%	573,780	15.508728	8,898,598	0.97%	17.51%
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
2011	0.00%	250,963	17.446617	4,378,455	0.91%	-5.20%
2010	0.00%	197,762	18.403422	3,639,498	0.41%	19.16%
2009	0.00%	179,708	15.444750	2,775,545	0.24%	47.57%
2008	0.00%	168,487	10.465765	1,763,345	0.00%	-54.40%
2007	0.00%	99,004	22.953063	2,272,445	0.13%	45.64%
VIP Fund - Equity-Income Portfolio - Service Class (FEIS)
2011	0.00%	262,266	11.294505	2,962,165	2.50%	0.86%
2010	0.00%	246,651	11.198307	2,762,074	1.81%	15.09%
2009	0.00%	252,833	9.730256	2,460,130	2.31%	30.03%
2008	0.00%	223,377	7.482988	1,671,526	2.72%	-42.70%
2007	0.00%	186,880	13.060141	2,440,679	2.07%	1.42%
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
2011	0.00%	59,362	13.477731	800,065	1.98%	-0.28%
2010	0.00%	59,978	13.516167	810,673	2.33%	12.74%
2009	0.00%	51,756	11.989176	620,512	5.50%	24.15%
2008	0.00%	25,126	9.656832	242,638	3.16%	-25.08%
2007	0.00%	13,052	12.888793	168,225	2.84%	8.65%
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
2011	0.00%	155,790	13.437783	2,093,472	2.36%	-1.12%
2010	0.00%	135,628	13.590648	1,843,272	2.31%	14.52%
2009	0.00%	128,150	11.867504	1,520,821	3.54%	28.78%
2008	0.00%	119,390	9.215628	1,100,255	2.78%	-32.71%
2007	0.00%	75,550	13.695591	1,034,702	2.54%	10.17%
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
2011	0.00%	148,294	13.094199	1,941,791	2.27%	-2.70%
2010	0.00%	115,117	13.457007	1,549,130	2.11%	16.00%
2009	0.00%	98,748	11.600974	1,145,573	2.48%	31.40%
2008	0.00%	73,995	8.828445	653,260	2.64%	-38.08%
2007	0.00%	45,384	14.256765	647,029	2.65%	11.21%
VIP Fund - Growth Portfolio - Service Class (FGS)
2011	0.00%	150,472	12.250993	1,843,431	0.23%	0.14%
2010	0.00%	133,548	12.233728	1,633,790	0.17%	24.06%
2009	0.00%	159,808	9.861487	1,575,945	0.40%	28.15%
2008	0.00%	146,558	7.695394	1,127,820	0.80%	-47.23%
2007	0.00%	127,988	14.583722	1,866,541	0.52%	26.87%

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
2011	0.00%	329,888	$14.298667	$4,716,959	3.09%	7.21%
2010	0.00%	359,583	13.337306	4,795,869	2.66%	7.68%
2009	0.00%	556,639	12.386163	6,894,621	8.81%	15.67%
2008	0.00%	525,248	10.707897	5,624,302	3.43%	-3.35%
2007	0.00%	409,144	11.078504	4,532,703	2.99%	4.21%
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
2011	0.00%	443,710	15.258073	6,770,160	0.15%	-10.72%
2010	0.00%	422,702	17.089422	7,223,733	0.28%	28.70%
2009	0.00%	400,154	13.278281	5,313,357	0.61%	40.01%
2008	0.00%	459,190	9.483511	4,354,734	0.39%	-39.51%
2007	0.00%	340,096	15.677232	5,331,764	0.74%	15.49%
VIP Fund - Overseas Portfolio - Service Class R (FOSR)
2011	0.00%	141,771	11.466618	1,625,634	1.30%	-17.30%
2010	0.00%	143,327	13.865532	1,987,305	1.41%	13.01%
2009	0.00%	140,027	12.269434	1,718,052	2.18%	26.49%
2008	0.00%	133,780	9.699843	1,297,645	2.79%	-43.88%
2007	0.00%	117,536	17.283296	2,031,409	2.79%	17.23%
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
2011	0.00%	12,785	11.703406	149,628	0.91%	-8.85%
2010	0.00%	13,541	12.839377	173,858	0.45%	26.45%
2009	0.00%	14,104	10.153436	143,204	0.56%	57.40%
2008	0.00%	13,714	6.450849	88,468	0.53%	-51.17%
2007	0.00%	18,430	13.212045	243,498	0.84%	5.60%
Franklin Income Securities Fund - Class 2 (FTVIS2)
2011	0.00%	149,600	12.805162	1,915,652	5.55%	2.38%
2010	0.00%	155,775	12.507001	1,948,278	6.57%	12.67%
2009	0.00%	141,630	11.100337	1,572,141	7.55%	35.59%
2008	0.00%	143,280	8.186428	1,172,952	5.52%	-29.66%
2007	0.00%	107,748	11.637657	1,253,934	3.39%	3.76%
Franklin Rising Dividends Securities Fund - Class 1 (FTVRDI)
2011	0.00%	144,440	13.310500	1,922,569	1.70%	6.29%
2010	0.00%	146,566	12.522488	1,835,371	1.77%	20.94%
2009	0.00%	144,419	10.354358	1,495,366	1.78%	17.67%
2008	0.00%	144,472	8.799201	1,271,240	2.07%	-26.94%
2007	0.00%	140,928	12.044130	1,697,355	2.41%	-2.41%
Franklin Small Cap Value Securities Fund - Class 1 (FTVSVI)
2011	0.00%	304,237	13.791811	4,195,979	0.91%	-3.53%
2010	0.00%	320,098	14.296027	4,576,130	0.96%	28.49%
2009	0.00%	412,120	11.126242	4,585,347	1.44%	29.54%
2008	0.00%	211,194	8.588732	1,813,888	1.48%	-32.87%
2007	0.00%	163,626	12.794049	2,093,439	0.78%	-2.14%
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
2011	0.00%	96,793	17.062376	1,651,519	0.96%	-15.86%
2010	0.00%	108,967	20.278309	2,209,666	1.59%	17.51%
2009	0.00%	98,984	17.256364	1,708,104	4.68%	72.63%
2008	0.00%	117,677	9.996007	1,176,301	2.89%	-52.67%
2007	0.00%	136,940	21.120230	2,892,204	1.73%	28.70%
Templeton Foreign Securities Fund - Class 3 (TIF3)
2011	0.00%	135,575	12.534749	1,699,399	1.67%	-10.68%
2010	0.00%	136,286	14.033220	1,912,531	1.64%	8.41%
2009	0.00%	138,184	12.945045	1,788,798	5.55%	37.20%
2008	0.00%	457,392	9.435374	4,315,666	2.46%	-40.39%
2007	0.00%	290,120	15.828965	4,592,299	2.05%	15.45%

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
2011	0.00%	210,837	$17.701343	$3,732,098	5.49%	-0.83%
2010	0.00%	173,272	17.849519	3,092,822	1.38%	14.38%
2009	0.00%	176,761	15.605635	2,758,468	13.69%	18.69%
2008	0.00%	183,134	13.148675	2,407,969	3.65%	6.21%
2007	0.00%	126,412	12.380292	1,565,017	2.06%	11.03%
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
2011	0.00%	91,464	9.411247	860,790	0.02%	-1.54%
2010	0.00%	87,597	9.558606	837,305	2.41%	10.25%
2009	0.00%	72,627	8.669683	629,653	4.35%	30.25%
2008	0.00%	16,348	6.656135	108,815	7.26%	-33.44%	5/1/2008
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
2011	0.00%	99,720	11.481642	1,144,949	3.61%	0.29%
2010	0.00%	128,687	11.448574	1,473,283	5.13%	5.29%
2009	0.00%	188,350	10.873885	2,048,096	6.45%	13.33%
2008	0.00%	307,675	9.595209	2,952,205	4.67%	-13.43%
2007	0.00%	307,062	11.083576	3,403,345	3.10%	4.77%
International Portfolio - S Class Shares (AMINS)
2008	0.00%	43,853	8.019658	351,684	0.00%	-46.44%
2007	0.00%	294,064	14.972222	4,402,791	2.13%	3.21%
Regency Portfolio - S Class Shares (AMRS)
2008	0.00%	38,449	7.206627	277,088	1.00%	-45.95%
2007	0.00%	34,958	13.332382	466,073	0.38%	3.05%
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
2011	0.00%	14,866	9.820243	145,988	0.00%	-1.06%
2010	0.00%	15,152	9.925489	150,391	0.00%	19.61%
2009	0.00%	14,619	8.298232	121,312	0.00%	22.75%
2008	0.00%	11,100	6.760031	75,036	0.00%	-39.47%
2007	0.00%	13,816	11.168606	154,305	0.00%	0.52%
Socially Responsive Portfolio - I Class Shares (AMSRS)
2011	0.00%	63,306	12.821427	811,673	0.33%	-3.08%
2010	0.00%	60,691	13.228911	802,876	0.04%	22.85%
2009	0.00%	61,693	10.767989	664,310	2.28%	31.43%
2008	0.00%	59,850	8.193158	490,361	0.39%	-39.44%
2007	0.00%	480,500	13.529389	6,500,871	0.10%	7.61%
Capital Appreciation Fund/VA - Non-Service Shares (OVGR)
2009	0.00%	132,977	10.376282	1,379,807	0.30%	44.52%
2008	0.00%	135,069	7.179944	969,789	0.13%	-45.52%
2007	0.00%	103,734	13.178440	1,367,052	0.19%	14.15%
Global Securities Fund/VA - Class 3 (OVGS3)
2011	0.00%	191,868	13.414448	2,573,803	1.23%	-8.27%
2010	0.00%	194,413	14.623513	2,843,001	1.27%	15.97%
2009	0.00%	169,344	12.609317	2,135,312	2.43%	39.70%
2008	0.00%	189,933	9.026171	1,714,367	1.40%	-40.19%
2007	0.00%	140,074	15.092302	2,114,039	1.12%	6.34%
High Income Fund/VA - Class 3 (OVHI3)
2011	0.00%	146,206	2.908819	425,287	8.58%	-1.88%
2010	0.00%	139,268	2.964546	412,866	5.62%	14.68%
2009	0.00%	128,683	2.584961	332,641	0.00%	26.75%
2008	0.00%	57,935	2.039384	118,152	6.20%	-78.89%
2007	0.00%	31,936	9.661022	308,534	0.00%	-3.39%	5/1/2007

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
High Income Fund/VA - Non-Service Shares (OVHI)
2011	0.00%	8,132	$3.367180	$27,382	9.33%	-2.34%
2010	0.00%	9,265	3.447769	31,944	6.65%	14.81%
2009	0.00%	11,916	3.002931	35,783	0.00%	25.32%
2008	0.00%	17,970	2.396292	43,060	8.02%	-78.67%
2007	0.00%	22,958	11.235173	257,937	7.79%	-0.10%
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
2011	0.00%	250,914	11.823344	2,966,643	0.84%	-0.01%
2010	0.00%	281,551	11.825046	3,329,354	1.21%	16.11%
2009	0.00%	447,372	10.184591	4,556,301	1.80%	28.29%
2008	0.00%	519,435	7.938976	4,123,782	1.41%	-38.47%
2007	0.00%	420,354	12.902441	5,423,593	0.81%	4.42%
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
2011	0.00%	101,968	13.370383	1,363,351	0.64%	-2.21%
2010	0.00%	123,671	13.672847	1,690,935	0.62%	23.41%
2009	0.00%	126,495	11.079617	1,401,516	1.42%	37.20%
2008	0.00%	271,823	8.075736	2,195,170	0.51%	-37.83%
2007	0.00%	182,024	12.989416	2,364,385	0.27%	-1.21%
Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)
2011	0.00%	60,592	13.028098	789,399	2.00%	8.52%
2010	0.00%	45,666	12.004915	548,216	1.26%	9.48%
2009	0.00%	11,184	10.965488	122,638	1.32%	9.65%	4/30/2009
Low Duration Portfolio - Administrative Class (PMVLDA)
2011	0.00%	286,325	11.759209	3,366,956	1.65%	1.11%
2010	0.00%	339,045	11.630295	3,943,193	1.68%	5.29%
2009	0.00%	151,746	11.045905	1,676,172	1.50%	10.46%	4/30/2009
Total Return Portfolio - Administrative Class (PMVTRA)
2011	0.00%	36,664	10.108298	370,611	1.67%	1.08%	4/29/2011
Putnam VT Growth and Income Fund - IB Shares (PVGIB)
2011	0.00%	898	10.062106	9,036	1.22%	-4.64%
2010	0.00%	917	10.551800	9,676	1.53%	14.38%
2009	0.00%	940	9.225448	8,672	2.75%	29.81%
2008	0.00%	703	7.106768	4,996	2.14%	-38.70%
2007	0.00%	474	11.592654	5,495	1.38%	-6.04%
Putnam VT Voyager Fund - IB Shares (PVTVB)
2011	0.00%	271	12.218235	3,311	0.00%	-17.85%
2010	0.00%	241	14.872694	3,584	1.23%	20.80%
2009	0.00%	240	12.312093	2,955	0.82%	63.90%
2008	0.00%	258	7.512177	1,938	0.00%	-37.03%
2007	0.00%	292	11.929998	3,484	0.00%	5.52%
V.I. Basic Value Fund - Series I (AVBVI)
2008	0.00%	143,984	5.937752	854,942	0.92%	-51.77%
2007	0.00%	135,276	12.310539	1,665,320	0.67%	1.54%
V.I. Capital Appreciation Fund - Series I (AVCA)
2011	0.00%	40,459	9.768863	395,238	0.15%	-7.91%
2010	0.00%	40,738	10.607978	432,148	0.78%	15.49%
2009	0.00%	40,509	9.185296	372,087	0.65%	21.08%
2008	0.00%	41,473	7.586238	314,623	0.00%	-42.49%
2007	0.00%	29,170	13.191695	384,802	0.00%	12.01%
V.I. Capital Development Fund - Series I (AVCDI)
2011	0.00%	66,268	11.911516	789,352	0.00%	-7.16%
2010	0.00%	68,267	12.830002	875,866	0.00%	18.78%
2009	0.00%	66,497	10.801700	718,281	0.00%	42.37%
2008	0.00%	61,084	7.587025	463,445	0.00%	-47.03%
2007	0.00%	59,934	14.321990	858,374	0.00%	10.84%

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Blue Chip Growth Portfolio - II (TRBCG2)
2011	0.00%	3	$13.304880	$40	0.00%	1.36%
2010	0.00%	3	13.126208	39	0.00%	16.00%
2009	0.00%	134,427	11.315697	1,521,135	0.00%	41.79%
2008	0.00%	380,406	7.980543	3,035,846	0.13%	-42.65%
2007	0.00%	203,460	13.915435	2,831,234	0.12%	12.49%
Equity Income Portfolio - II (TREI2)
2009	0.00%	226,377	10.380043	2,349,803	1.75%	25.25%
2008	0.00%	230,664	8.287351	1,911,594	2.19%	-36.26%
2007	0.00%	182,422	13.002714	2,371,981	1.63%	3.03%
Health Sciences Portfolio - II (TRHS2)
2011	0.00%	18,564	11.741045	217,961	0.00%	10.39%
2010	0.00%	2,774	10.636434	29,505	0.00%	6.36%	5/3/2010
Limited-Term Bond Portfolio - II (TRLT2)
2008	0.00%	104,103	11.230967	1,169,177	3.75%	1.31%
2007	0.00%	81,628	11.086232	904,947	3.94%	5.23%
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)
2011	0.00%	105,032	9.962653	1,046,397	0.58%	-16.40%
2010	0.00%	50,764	11.916501	604,929	0.00%	19.17%	5/3/2010
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
2011	0.00%	453,143	9.614262	4,356,636	1.04%	-7.21%
2010	0.00%	329,303	10.360806	3,411,844	0.78%	8.67%
2009	0.00%	52,603	9.533783	501,506	0.00%	25.05%
Ivy Fund Variable Insurance Portfolios, Inc. - Balanced (WRBP)
2011	0.00%	21	11.530280	242	0.86%	3.31%
Ivy Fund Variable Insurance Portfolios, Inc. - Bond (WRBDP)
2011	0.00%	95	12.439097	1,182	2.61%	7.31%
2010	0.00%	69	11.592060	800	4.02%	6.04%
Ivy Fund Variable Insurance Portfolios, Inc. - Global Natural Resources (WRGNR)
2011	0.00%	101	6.693839	676	0.00%	-21.45%
2010	0.00%	68	8.521264	579	0.00%	17.06%
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)
2011	0.00%	130	14.181907	1,844	6.93%	5.26%
2010	0.00%	82	13.473317	1,105	7.46%	14.86%
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)
2011	0.00%	57	14.033982	800	0.01%	-0.56%
2010	0.00%	43	14.112979	607	0.04%	31.56%
Ivy Fund Variable Insurance Portfolios, Inc. - Money Market (WRMMP)
2009	0.00%	294	10.171477	2,990	0.00%	1.02%
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Aggressive (WRPAP)
2011	0.00%	232	10.709183	2,485	1.19%	-4.15%
2010	0.00%	155	11.173084	1,732	0.00%	15.53%
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)
2009	0.00%	66	9.934421	656	0.00%	17.95%
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
2011	0.00%	73	10.908819	796	0.88%	-3.02%
2010	0.00%	64	11.248161	720	0.00%	14.46%
Ivy Fund Variable Insurance Portfolios, Inc. - Science and Technology (WRSTP)
2011	0.00%	87	11.315053	984	0.00%	-5.77%
2010	0.00%	47	12.007564	564	0.00%	12.75%
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Growth (WRSCP)
2011	0.00%	67	11.083753	743	0.00%	-10.60%
2010	0.00%	48	12.398273	595	0.00%	28.85%
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
2011	0.00%	26,608	15.966729	424,843	0.00%	-4.60%
2010	0.00%	22,699	16.735960	379,890	0.00%	26.77%
2009	0.00%	9,211	13.201660	121,600	0.00%	32.02%	5/1/2009

(Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-7
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
AllianceBernstein NVIT Global Fixed Income Fund - Class III (obsolete) (NVAGF3)
2010	0.00%	12,279	$12.359941	$151,768	8.30%	8.24%
2009	0.00%	4,769	11.419071	54,458	3.54%	14.19%	5/1/2009
Gartmore NVIT Worldwide Leaders Fund - Class III (obsolete) (GEF3)
2010	0.00%	750	14.935320	11,201	2.49%	11.36%
2009	0.00%	27	13.411529	362	0.70%	34.12%	5/1/2009
Janus Aspen Series - INTECH Risk-Managed Core Portfolio - Service Shares (obsolete) (JARLCS)
2008	0.00%	5,178	6.408647	33,184	1.09%	-36.24%
2007	0.00%	2,104	10.051308	21,148	0.00%	0.51%	5/1/2007
Market Opportunity Fund II - Service Shares (obsolete) (FVMOS)
2009	0.00%	9,416	10.283025	96,825	1.10%	1.28%
2008	0.00%	5,195	10.152569	52,742	1.30%	-0.86%
2007	0.00%	2,642	10.240958	27,057	0.84%	-1.48%
NVIT Health Sciences Fund - Class III (obsolete) (GVGHS)
2009	0.00%	74,335	11.124833	826,964	0.26%	19.11%
2008	0.00%	54,491	9.339799	508,933	0.29%	-25.23%
2007	0.00%	54,712	12.491648	683,443	0.09%	13.23%
NVIT Mid Cap Growth Fund - Class I (obsolete) (SGRF)
2008	0.00%	71,152	7.252787	516,049	0.00%	-46.11%
2007	0.00%	291,816	13.458816	3,927,498	0.00%	9.01%
NVIT Technology & Communications Fund - Class III (obsolete) (GGTC3)
2009	0.00%	61,728	12.888766	795,598	0.00%	52.44%
2008	0.00%	25,239	8.454726	213,389	0.00%	-48.59%
2007	0.00%	22,160	16.444438	364,409	0.00%	20.19%
NVIT U.S. Growth Leaders Fund - Class I (obsolete) (GVUG1)
2009	0.00%	33,539	10.399250	348,780	0.00%	25.84%
2008	0.00%	38,980	8.263942	322,128	0.00%	-41.29%
2007	0.00%	34,344	14.076100	483,430	0.00%	22.49%

2011	Contract owners equity:				$271,561,885
2010	Contract owners equity:				$276,625,834
2009	Contract owners equity:				$231,055,415
2008	Contract owners equity:				$167,434,335
2007	Contract owners equity:				$187,786,831

*	This represents the annual contract expense rate of the variable account at the period end indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying mutual funds and charges made directly to contract owners’ accounts through the redemption of units.

**	This represents the ratio of dividends for the period indicated, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by monthly average net assets (excluding months where net assets are zero). The investment income ratio for subaccounts initially funded during the period presented has not been annualized. The ratios exclude those expenses that result in direct reductions to the contractholder accounts through reductions in unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

***	This represents the total return for the period. The total returns do not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return is not annualized if the underlying mutual fund option is initially offered, funded, or both, during the period presented.

****	This represents the date the underlying mutual fund option was initially added and funded.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index.  These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.  Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Columbus, Ohio

March 1, 2012

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly-owned subsidiary of Nationwide Financial Services, Inc.)
Consolidated Statements of Operations
(in millions)

	Years ended December 31,
	2011	2010	2009

Revenues
Policy charges	$ 1,506	$ 1,399	$ 1,245
Premiums	531	484	470
Net investment income	1,844	1,825	1,879
Net realized investment (losses) gains	(1,609)	(236)	454
Other-than-temporary impairment losses
Total other-than-temporary impairment losses	(162)	(394)	(992)
Non-credit portion of loss recognized in other comprehensive income	95	174	417
Net other-than-temporary impairment losses recognized in earnings	(67)	(220)	(575)
Other revenues	3	2	(4)
Total revenues	$ 2,208	3,254	3,469

Benefits and expenses
Interest credited to policyholder account values	$ 1,033	$ 1,056	$ 1,100
Benefits and claims	1,062	873	812
Policyholder dividends	67	78	87
Amortization of deferred policy acquisition costs	76	396	466
Amortization of value of business acquired and other intangible assets	11	18	63
Interest expense	70	55	55
Other expenses, net of deferrals	609	574	579
Total benefits and expenses	$ 2,928	3,050	3,162

(Loss) income before federal income taxes and noncontrolling interests	$ (720)	$ 204	$ 307
Federal income tax (benefit) expense	(382)	24	48
Net (loss) income	$ (338)	$ 180	$ 259
Less: Net loss attributable to noncontrolling interest	(56)	(60)	(52)
Net (loss) income attributable to Nationwide Life Insurane Company	$ (282)	$ 240	$ 311

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly-owned subsidiary of Nationwide Financial Services, Inc.)
Consolidated Balance Sheets
(in millions, except for share and per share amounts)

	December 31,
	2011	2010

Assets
Investments
Fixed maturity securities, available-for-sale	$ 29,201	$ 26,434
Equity securities, available-for-sale	20	42
Mortgage loans, net of allowance	5,748	6,125
Policy loans	1,008	1,088
Short-term investments	1,125	1,062
Other investments	566	558
Total investments	$ 37,668	$ 35,309

Cash and cash equivalents	49	337
Accrued investment income	560	459
Deferred policy acquisition costs	4,425	3,973
Value of business acquired	238	259
Goodwill	200	200
Other assets	4,348	1,985
Separate account assets	65,194	64,875
Total assets	$ 112,682	$ 107,397

Liabilities and Equity
Liabilities
Future policy benefits and claims	$ 35,252	$ 32,676
Short-term debt	777	300
Long-term debt	991	978
Other liabilities	4,316	2,429
Separate account liabilities	65,194	64,875
Total liabilities	$ 106,530	$ 101,258

Shareholder's equity:
Common stock ($1 par value; authorized - 5,000,000 shares, issued
and outstanding - 3,814,779 shares)	$ 4	$ 4
Additional paid-in capital	1,718	1,718
Retained earnings	3,459	3,741
Accumulated other comprehensive income	626	321
Total shareholder's equity	$ 5,807	$ 5,784
Noncontrolling interest	345	355
Total equity	$ 6,152	$ 6,139
Total liabilities and equity	$ 112,682	$ 107,397

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly-owned subsidiary of Nationwide Financial Services, Inc.)
Consolidated Statements of Changes in Equity
(in millions)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholder's equity	Non-controlling interest	Total equity

Balance as of December 31, 2008	$ 4	$ 1,698	$ 2,952	$ (1,361)	$ 3,293	$ 416	$ 3,709

Cumulative effect of adoption of accounting principle, net of taxes	-	-	250	(250)	-	-	-
Capital contributed by NFS	-	20	-	-	20	-	20
Comprehensive income (loss):
Net income (loss)	-	-	311	-	311	(52)	259
Other comprehensive income	-	-	-	1,345	1,345	-	1,345
Total comprehensive income (loss)	-	-	311	1,345	1,656	(52)	1,604
Change in noncontrolling interest	-	-	-	-	-	(13)	(13)
Other, net	-	-	(3)	-	(3)	-	(3)

Balance as of December 31, 2009	$ 4	$ 1,718	$ 3,510	$ (266)	$ 4,966	$ 351	$ 5,317

Cumulative effect of adoption of accounting principle, net of taxes	-	-	(9)	9	-	46	46
Comprehensive income (loss):
Net income (loss)	-	-	240	-	240	(60)	180
Other comprehensive income	-	-	-	578	578	-	578
Total comprehensive income (loss)	-	-	240	578	818	(60)	758
Change in noncontrolling interest	-	-	-	-	-	18	18

Balance as of December 31, 2010	$ 4	$ 1,718	$ 3,741	$ 321	$ 5,784	$ 355	$ 6,139

Comprehensive loss:
Net loss	-	-	(282)	-	(282)	(56)	(338)
Other comprehensive income	-	-	-	305	305	-	305
Total comprehensive income (loss)	-	-	(282)	305	23	(56)	(33)
Change in noncontrolling interest	-	-	-	-	-	46	46

Balance as of December 31, 2011	$ 4	$ 1,718	$ 3,459	$ 626	$ 5,807	$ 345	$ 6,152

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly-owned subsidiary of Nationwide Financial Services, Inc.)
Consolidated Statements of Cash Flows
(in millions)

	Years ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net (loss) income	$ (338)	$ 180	$ 259
Adjustments to net (loss) income
Net realized investment losses (gains)	1,609	236	(454)
Net other-than-temporary impairment losses recognized in earnings	67	220	575
Interest credited to policyholder accounts	1,033	1,056	1,100
Capitalization of deferred policy acquisition costs	(741)	(634)	(513)
Amortization of deferred policy acquisition costs	76	396	466
Amortization and depreciation	48	(2)	51
Deferred tax (benefit) expense	(437)	115	(117)
Changes in:
Policy liabilities	(608)	(579)	(725)
Other, net	(632)	(302)	(30)
Net cash provided by operating activities	$ 77	$ 686	$ 612

Cash flows from investing activities:
Proceeds from maturity of available-for-sale securities	$ 2,705	$ 3,251	$ 3,889
Proceeds from sale of available-for-sale securities	1,585	2,168	4,211
Proceeds from sales/repayments of mortgage loans	1,124	996	773
Purchases of available-for-sale securities	(6,176)	(5,910)	(9,206)
Issuance and purchases of mortgage loans	(751)	(373)	(36)
Net (increase) decrease in short-term investments	(61)	(44)	1,910
Collateral received (paid), net	359	(23)	(869)
Other, net	104	(29)	208
Net cash (used in) provided by investing activities	$ (1,111)	$ 36	$ 880

Cash flows from financing activities:
Net change in short-term debt	$ 477	$ 150	$ (100)
Proceeds from issuance of long-term debt	13	272	-
Investment and universal life insurance product deposits and other additions	5,314	4,540	3,877
Investment and universal life insurance product withdrawals and other deductions	(5,024)	(5,405)	(5,301)
Other, net	(34)	9	39
Net cash provided by (used in) financing activities	$ 746	$ (434)	$ (1,485)

Net (decrease) increase in cash and cash equivalents	$ (288)	$ 288	$ 7
Cash and cash equivalents, beginning of period	337	49	42
Cash and cash equivalents, end of period	$ 49	$ 337	$ 49

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(1)	Nature of Operations

Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) was incorporated in 1929 and is an Ohio domiciled stock life insurance company.  The Company is a member of the Nationwide group of companies (Nationwide), which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLIC’s common stock are owned by Nationwide Financial Services, Inc. (NFS), a holding company formed by Nationwide Corporation (Nationwide Corp.), a majority-owned subsidiary of NMIC.

Wholly-owned subsidiaries of NLIC as of December 31, 2011 include Nationwide Life and Annuity Insurance Company (NLAIC) and Nationwide Investment Services Corporation (NISC).  NLAIC offers universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI) and individual annuity contracts on a non-participating basis.  NISC is a registered broker-dealer.

The Company is a leading provider of long-term savings and retirement products in the United States of America (U.S.).  The Company develops and sells a diverse range of products and services including individual annuities, private and public sector group retirement plans, investment products sold to institutions, life insurance and advisory services.

The Company sells its products through a diverse distribution network.  Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker-dealers, financial institutions, wirehouse and regional firms, pension plan administrators, and life insurance specialists.  Representatives of affiliates who market products directly to a customer base include Nationwide Retirement Solutions, Inc. (NRS), and Nationwide Financial Network (NFN) producers, which includes the agency distribution force of the Company’s ultimate parent company, NMIC.

On December 31, 2009, NLIC merged with its affiliate, Nationwide Life Insurance Company of America and subsidiaries (NLICA), with NLIC as the surviving entity.  In addition, NLIC’s subsidiary, NLAIC, merged with a subsidiary of NLICA, Nationwide Life and Annuity Company of America (NLACA), effective as of December 31, 2009, with NLAIC as the surviving entity.  The mergers were completed to streamline the enterprise's capital structure and create operational efficiencies.  See Note 2 for further information.

As of December 31, 2011 and 2010, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S.  Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies

Use of Estimates

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the U.S. (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes.  Significant estimates include the balance and amortization of deferred policy acquisition costs (DAC), investment impairment losses, valuation allowances for mortgage loans, certain investment and derivative valuations, future policy benefits and claims liabilities including the valuation of embedded derivatives resulting from living benefit guarantees on variable annuity contracts,  goodwill, provision for income taxes and valuation of deferred tax assets.  Actual results may differ significantly from those estimates.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Basis of Presentation

The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling financial interest. The consolidated financial statements include majority-owned subsidiaries and consolidated variable interest entities (VIEs). Entities in which NLIC does not have a controlling interest but in which the Company has significant influence over the operating and financing decisions and certain other investments are reported using the equity method. All significant intercompany accounts and transactions have been eliminated.

Certain items in the consolidated financial statements and related notes have been reclassified to conform to the current presentation.

Revenues and Benefits
Investment and Universal Life Insurance Products.  Investment products consist primarily of individual and group variable and fixed deferred annuities.  Universal life insurance products include universal life insurance, variable universal life insurance, COLI, bank-owned life insurance (BOLI) and other interest-sensitive life insurance policies.  Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period.  The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees.  Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned.  Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited.  Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products.  Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and primarily consist of whole life insurance, term life insurance and certain annuities with life contingencies.  Premiums for traditional life insurance products are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract.  This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

Future Policy Benefits and Claims

The process of calculating reserve amounts for traditional life insurance products involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and   maintenance costs discounted using interest rates at issue varying generally from 3.0% to 13.0%.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The Company offers certain universal life insurance,  variable universal life insurance  and variable annuity products with secondary guarantees, guaranteed minimum death benefits (GMDB), and guaranteed minimum income benefits (GMIB).  Liabilities for these guarantees are calculated by multiplying the current benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative guarantee benefit payments plus interest.  The Company regularly evaluates its experience and assumptions and adjusts the benefit ratio as appropriate.  If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes with a related charge or credit to other benefits and claims in the period of evaluation. Determination of the expected guarantee benefit payments and assessments are based on a range of scenarios and assumptions including those related to market rates of return and volatility, contract surrenders and mortality experience. The accounting for these guarantees impacts estimated gross profits used to calculate amortization of DAC, value of business acquired (VOBA) and unearned revenue reserves. Refer to Note 4 for discussion of these guarantees.

The Company offers various guarantees to variable annuity contractholders including a return of no less than total deposits made on the contract less any customer withdrawals, total deposits made on the contract less any customer withdrawals plus a minimum return, or the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits payable in the event of death, upon annuitization, upon periodic withdrawal or at specified dates during the accumulation period. Refer to Note 4 for discussion of these guarantees.

The Company’s guaranteed minimum accumulation benefit (GMAB) and guaranteed living withdrawal benefit (GLWB) living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract.  The embedded derivatives are carried at fair value.  Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses.  The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions. Projections of cash flows inherent in the valuation of the embedded derivative incorporate numerous assumptions including, but not limited to, expectations of contractholder persistency, contractholder withdrawal patterns, risk neutral market returns, correlations of market returns and market return volatility.

Reinsurance ceded

The Company cedes insurance to other companies in order to limit potential losses and to diversify its exposures. Such agreements do not discharge the original insurer from its primary obligation to the policyholder in the event the reinsurer is unable to meet the obligations it has assumed. Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts.  Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company.

Deferred Policy Acquisition Costs

Investment and universal life insurance products.  The Company has deferred certain costs that vary with and primarily relate to acquiring business, consisting principally of commissions, premium taxes, certain expenses of the policy issue and underwriting department, certain variable sales expenses that relate to and vary with the production of new and renewal business and other acquisition expenses net of those acquisition costs ceded to reinsurers. In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses.  The methods and assumptions used to amortize and assess recoverability of DAC depend on the type of insurance product.

Investment products primarily consist of individual and group variable and fixed deferred annuities in the Individual Investments and Retirement Plans segments. Universal life insurance products include universal life insurance, variable universal life insurance, COLI, BOLI and other interest-sensitive life insurance policies in the Individual Protection segment.  For these products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, policy charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses.  DAC for investments and universal life insurance products is subject to recoverability testing in the year of policy issuance, and DAC for universal life insurance products is also subject to loss recognition testing at the end of each reporting period.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale with the corresponding adjustment recorded in accumulated other comprehensive income (AOCI). The adjustment to DAC represents the change in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines.

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter.  During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns.  The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality.  Quarterly, consideration is given as to whether adjustments to the assumptions in the annual process for all other product lines are necessary. Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year.  The Company reviews this assumption, like others, as part of its annual process.  Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities, which correlate in the aggregate with the Standard & Poor’s (S&P) 500 Index.  The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date.  The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption.  The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated.  However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period.

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters.  These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance.  If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is highly improbable to get back within the parameters during this time period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions.  When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns.  In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant.  In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

Traditional life insurance products. Generally, DAC is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue.  Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance.  Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

See Note 5 for a discussion of assumption changes that impacted DAC amortization and related balances.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Investments

Purchases and sales of securities are recorded on the trade date. Realized gains and losses on sales of fixed maturity and equity securities are recognized in income based on the specific identification method. Interest and dividend income are recognized when earned.

Available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported as a separate component of other comprehensive income, net of adjustments for DAC and VOBA, future policy benefits and claims, policyholder dividend obligations, and deferred federal income taxes.

To determine the fair value of securities for which market quotations are available, independent pricing services are most often utilized. For these securities, the Company obtains the pricing services’ methodologies, inputs and assumptions and classifies the investments accordingly in the fair value hierarchy. As of December 31, 2011 and 2010, 82% and 81%, respectively, of fixed maturity securities were priced using independent pricing services.

Non-binding broker quotes are also utilized to determine the fair value of certain corporate debt, mortgage-backed and other asset-backed securities when quotes are not available from independent pricing services. Broker quotes are considered unobservable inputs, and these securities are classified accordingly in the fair value hierarchy as only one broker quote is ordinarily obtained, the investment is not traded on an exchange, the pricing is not available to other entities and/or the transaction volume in the same or similar investments has decreased such that generally only one quotation is available. As the brokers often do not provide the necessary transparency into their quotes and methodologies, the Company periodically performs reviews and tests to ensure that quotes are a reasonable estimate of the investments’ fair value.

For certain fixed maturity securities not valued using independent pricing services or broker quotes, a corporate pricing matrix or internally developed pricing model is most often used. The corporate pricing matrix is developed using private spreads for corporate securities with varying weighted average lives and credit quality ratings. The weighted average life and credit quality rating of a particular fixed maturity security to be priced using the corporate pricing matrix are important inputs into the model and are used to determine a corresponding spread that is added to the appropriate U.S. Treasury yield to create an estimated market yield for that security. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular security.

When the collectability of contractual interest payments on fixed maturity securities is considered doubtful, such securities are placed in non-accrual status and any accrued interest is excluded from investment income. These securities are not restored to accrual status until the Company determines that payment of future principal and interest is probable.

For investments in certain residential and commercial mortgage-backed securities, the Company recognizes income and amortizes discounts and premiums using the effective-yield method based on prepayment assumptions and the estimated economic life of the securities. When actual prepayments differ significantly from estimated prepayments, the effective-yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the effective-yield method without anticipating the impact of prepayments.

Mortgage loans, net of allowance.  The Company holds commercial mortgage loans that are collateralized by properties throughout the U.S. Mortgage loans held-for-investment are carried at amortized cost less a valuation allowance.

The Company maintains a valuation allowance comprised of specific reserves for impaired loans and non-specific reserves for losses inherent in the balance of the portfolio. Specific reserve changes are included in other-than-temporary impairment losses, while changes in non-specific reserves are recorded in net realized investment gains and losses.

Interest income on performing mortgage loans is recognized over the life of the loan using the effective-yield method. Loans in default or in the process of foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in net investment income in the period received. Loans are considered delinquent when contractual payments are 90 days past due.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Policy loans.  Policy loans, which are collateralized by the related insurance policy, are carried at the outstanding principal balance and do not exceed the net cash surrender value of the policy. As such, no valuation allowance for policy loans is required.

Short-term investments.  Short-term investments consist of highly liquid mutual funds and government agency discount notes with original maturities of less than twelve months. The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants.  Amounts on deposit with NCMC for the benefit of the Company are included in short-term investments on the consolidated balance sheets. The Company carries short-term investments at fair value.

Other investments. Other investments consist primarily of equity method investments in joint ventures and partnerships,  hedge funds and trading securities.

Securities lending.  The Company has entered into securities lending agreements with a custodial bank whereby eligible securities are loaned to third parties, primarily major brokerage firms. These transactions are used to generate additional income on the securities portfolio. The Company is entitled to receive from the borrower any payments of interest and dividends received on loaned securities during the loan term. The agreements require a minimum of 102% of the fair value of loaned securities to be held as collateral. Cash collateral is invested by the custodial bank in investment-grade securities, which are included in the total investments of the Company. Periodically, the Company may receive non-cash collateral, which would be recorded off-balance sheet. The Company continues to recognize loaned securities in either available-for-sale or short-term investments, and a securities lending payable is recorded in other liabilities for the amount of cash collateral received. Net income received from securities lending activities is included in net investment income.

Variable interest entities. In the normal course of business, the Company has relationships with VIEs.  The Company considers many factors when determining whether it is  the primary beneficiary of a VIE.  The determination is based on a review of the entity’s contract and other deal related information, such as the entity's equity investment at risk, decision-making abilities, obligations to absorb economic risks and right to receive economic rewards of the entity. Also reviewed are whether the contractual or ownership interest in the entity changes with the change in fair value of the entity and the extent to which, through the variable interest, the Company has the power to direct the activities that most significantly impact the entity’s performance and the obligation to absorb significant losses of the entity, or the right to receive significant benefits from the entity.  The Company is not required, and does not intend, to provide financial or other support outside contractual requirements to any VIE.

The majority of the VIEs consolidated by the Company are due to providing guarantees to limited partners related to the after tax yields by the Low-Income-Housing Tax Credit Funds (LIHTC Funds).  The results of operations and  financial position of each VIE for which the Company is the primary beneficiary are included along with corresponding noncontrolling interests in the accompanying consolidated financial statements.  Ownership interests held by unrelated third parties in consolidated entities are presented as noncontrolling interests in equity.

The Company invests in fixed maturity securities that could qualify as VIEs, including corporate securities, mortgage-backed securities, and asset-backed securities.  The Company is not the primary beneficiary of these securities as the Company does not have the power to direct the activities that most significantly impacts the entities’ performance.  The Company’s maximum exposure to loss is limited to the carrying values of these securities.  There are no liquidity arrangements, guarantees or other commitments by third parties that affect the fair value of the Company’s interest in these assets.  Refer to Note 6 for additional disclosures related to these investments.

Other-than-temporary impairment evaluations.  The Company periodically reviews its available-for-sale securities to determine if any decline in fair value to below cost or amortized cost is other-than-temporary. Factors considered in determining whether a decline is other-than-temporary include the length of time a security has been in an unrealized loss position, the severity of the unrealized loss, reasons for the decline in value and expectations for the amount and timing of a recovery in fair value.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

In assessing corporate debt securities for other-than-temporary impairment, the Company evaluates the ability of the issuer to meet its debt obligations, the value of the company or specific collateral securing the debt, the Company’s intent to sell the security and whether it is more likely than not the Company will be required to sell the security before the recovery of its amortized cost basis. The Company evaluates U.S. Treasury securities and obligations of U.S. Government corporations and agencies, obligations of states and political subdivisions, and debt securities issued by foreign governments for other-than-temporary impairment by examining similar characteristics referenced above for corporate debt securities.

When evaluating whether residential mortgage-backed securities, commercial mortgage-backed securities, collateralized debt obligations and other asset-backed securities are other-than-temporarily impaired, the Company examines characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, the quality of any credit guarantors, the Company’s intent to sell the security and whether it is more likely than not it will be required to sell the security before the recovery of its amortized cost basis.

For all debt securities evaluated for other-than-temporary impairment (for which the Company does not have the intent to sell and it is not more likely than not that it will be required to sell the security before the recovery of its amortized cost basis), the Company considers the timing and present value of the cash flows. The Company evaluates its intent to sell on an individual security basis. To the extent that the present value of cash flows generated by a debt security is less than the amortized cost, an other-than-temporary impairment is recognized through earnings.

Other-than-temporary impairment losses on securities (where the Company does not intend to sell the security and it is not more likely than not it will be required to sell the security prior to recovery of the security’s amortized cost basis) are bifurcated with the credit portion of the impairment loss being recognized in earnings and the non-credit loss portion of the impairment and any subsequent changes in the fair value of those debt securities being recognized in other comprehensive income, net of applicable taxes and other offsets.

Equity securities may experience other-than-temporary impairment in the future based on the prospects for full recovery in value in a reasonable period of time, and the Company’s ability and intent to hold the security to recovery.

It is reasonably possible that further declines in fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

Derivative Instruments

The Company uses derivative instruments to manage exposures and mitigate risks associated with interest rates, equity markets, foreign currency and credit.  These derivative instruments primarily include interest rate swaps, futures contracts and options.  Certain features embedded in the Company’s investments, market-indexed life and annuity contracts and certain variable life and annuity contracts require derivative accounting.  All derivative instruments are carried at fair value and are reflected as assets or liabilities in the consolidated balance sheets.

Fair value of derivative instruments is determined using various valuation techniques relying predominately on observable market inputs. These inputs include interest rate swap curves, credit spreads, interest rates, counterparty credit risk, equity volatility and equity index levels. In cases where observable inputs are not available, the Company will utilize non-binding broker quotes to determine fair value and these instruments are classified accordingly in the fair value hierarchy.

For derivatives that are not designated for hedge accounting, the gain or loss on the derivative is primarily recognized in net realized investment gains and losses.

For derivative instruments that are designated and qualify for fair value hedge accounting (e.g., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

For derivative instruments that are designated and qualify for cash flow hedge accounting (e.g., hedging the exposure to the variability in expected future cash flows that is attributable to interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative’s change in value, if any, along with any of the derivative’s change in value that is excluded from the assessment of hedge effectiveness, are recorded in net realized investment gains and losses.

The Company’s derivative transaction counterparties are generally financial institutions. To reduce the credit risk associated with open contracts, the Company enters into master netting agreements which permit the closeout and netting of transactions with the same counterparty upon the occurrence of certain events. In addition, the Company attempts to reduce credit risk by obtaining collateral from counterparties. The determination of the need for and the levels of collateral vary based on an assessment of the credit risk of the counterparty. The Company accepts collateral in the form of cash and marketable securities.

The Company invests in certain structured securities that contain embedded credit derivatives.  These securities are referred to as synthetic collateralized debt obligations and have maturity dates ranging from one to ten years.  The credit derivatives embedded in these securities have not been separated from their host contracts for separate fair value reporting; rather, the Company has elected to carry the entire security at fair value with any changes in fair value included in net realized investment gains and losses.  Effective July 1, 2010, these securities were transferred from available-for-sale securities to other investments.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In determining fair value, the Company uses various methods including market, income and cost approaches.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities carried at fair value in the consolidated balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date and mutual funds where the value per share (unit) is determined and published daily and is the basis for current transactions.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability.  Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The Company reviews its fair value hierarchy classifications for financial assets and liabilities quarterly. Changes in observability of significant valuation inputs identified during these reviews may trigger reclassifications. Reclassifications are reported as transfers at the beginning of the period in which the change occurs.

Federal Income Taxes

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income or loss in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some portion of the deferred tax assets will not be realized. Interest expense and any associated penalties are shown as income tax expense.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe.  Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits.  In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to change the provision for federal income taxes recorded in the consolidated financial statements, which could be significant.

Tax reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits or substantial agreement with taxing authorities on the deductibility/nondeductibility of uncertain items, additional exposure based on current calculations, identification of new issues or release of administrative guidance or rendering of a court decision affecting a particular tax issue.

NLIC files a separate consolidated federal income tax return, with its subsidiaries, and is eligible to join the NMIC consolidated tax return group in 2014.

Cash and Cash Equivalents

Cash and cash equivalents, which include highly liquid investments with original maturities of less than three months, are carried at cost, which approximates fair value.

Value of Business Acquired

As a result of the acquisition of Provident Mutual Life Insurance Company (Provident) in 2002 and the application of purchase accounting, the Company reports an intangible asset representing the fair value of the business in force and the portion of the purchase price that was allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts existing as of the closing date of the Provident acquisition.  The value assigned to VOBA was supported by an independent valuation study commissioned by the Company and executed by a team of qualified valuation experts, including actuarial consultants.

VOBA represents the actuarially-determined value of future cash flows for acquired insurance contracts. Expected future cash flows are determined based on projected future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, changes in reserves, operating expenses, investment income and other factors. Amortization of VOBA occurs with interest over the anticipated lives of the major lines of business to which it relates in relation to estimated gross profits, gross margins or premiums, as appropriate. VOBA is adjusted for unrealized gains and losses on available-for-sale securities for changes in amortization that would have been required had such unrealized amounts been realized. In the event actual experience differs or assumptions are revised, an increase or decrease in VOBA amortization expense is recorded, which could be significant.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Goodwill

In connection with acquisitions of operating entities, the Company recognizes the excess of the purchase price over the fair value of net assets acquired as goodwill.  Goodwill is not amortized, but is evaluated for impairment at the reporting unit level annually.  Goodwill of a reporting unit is tested for impairment on an interim basis, in addition to the annual evaluation if an event occurs or circumstances change which would more likely than not reduce the fair value of a reporting unit below its carrying amount. If a reporting unit’s carrying value is less than its fair value, the Company will perform an impairment evaluation. This evaluation utilizes an income approach to develop the implied fair value. An impairment is recognized on a reporting unit for the amount that the carrying value of its goodwill exceeds the implied fair value of its goodwill.

The process of evaluating goodwill for impairment requires several judgments and assumptions to be made to determine the fair value of the reporting units, including the method used to determine fair value, discount rates, expected levels of cash flows, revenues and earnings, and the selection of comparable companies used to develop market-based assumptions.  The Company performed its 2011 annual impairment test and determined that no impairment was required.

Closed Block

In connection with the sponsored demutualization of Provident prior to its acquisition by the Company, Provident established a closed block for the benefit of certain classes of individual participating policies that had a dividend scale payable in 2001.  Assets were allocated to the closed block in an amount that produces cash flows which, together with anticipated revenues from closed block business, is reasonably expected to be sufficient to provide for (1) payment of policy benefits, specified expenses and taxes, and (2) the continuation of dividends throughout the life of the Provident policies included in the closed block based upon the dividend scales payable for 2001, if the experience underlying such dividend scales continues.

Assets allocated to the closed block benefit only the holders of the policies included in the closed block and will not revert to the benefit of the Company.  No reallocation, transfer, borrowing or lending of assets can be made between the closed block and other portions of the Company’s general account, any of its separate accounts, or any affiliate of the Company without the approval of the Pennsylvania Insurance Department and Ohio Department of Insurance (ODI).  The closed block will remain in effect as long as any policy in the closed block is in force.

If, over time, the aggregate performance of the closed block assets and policies is better than was assumed in funding the closed block, dividends to policyholders will increase.  If, over time, the aggregate performance of the closed block assets and policies is less favorable than was assumed in the funding, dividends to policyholders could be reduced.  If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from the Company’s assets outside of the closed block, which are general account assets.

The assets and liabilities allocated to the closed block are recorded in the Company’s consolidated financial statements on the same basis as other similar assets and liabilities.  The carrying amount of closed block liabilities in excess of the carrying amount of closed block assets at the date Provident was acquired by the Company represents the maximum future earnings from the assets and liabilities designated to the closed block that can be recognized in income, for the benefit of stockholders, over the period the policies in the closed block remain in force.

If actual cumulative earnings exceed expected cumulative earnings, the expected earnings are recognized in income.  This is because the excess cumulative earnings over expected cumulative earnings, which represents undistributed accumulated earnings attributable to policyholders, is recorded as a policyholder dividend obligation.  Therefore, the excess will be paid to closed block policyholders as an additional policyholder dividend expense in the future unless it is otherwise offset by future performance of the closed block that is less favorable than originally expected.  If actual cumulative performance is less favorable than expected, actual earnings will be recognized in income.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholder benefits, policyholder dividends, premium taxes and income taxes.  The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions and net investment income and realized gains and losses on investments held outside of the closed block that support the closed block business, all of which enter into the determination of total gross margins of closed block policies for the purpose of the amortization of VOBA.  See Note 10 for further disclosure.

        Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives.  Separate account assets are comprised of public, privately registered and non-registered mutual funds and investments in securities. Separate account assets are recorded at fair value and the Company primarily uses net asset value (NAV) to estimate the underlying fair value for certain mutual funds that do not have readily determinable fair values.  The Company also uses market quotations to determine the underlying fair value of mutual funds when available.  The value of separate account liabilities is set to equal the fair value for separate account assets.  Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders.

Participating Business

Participating business, which refers to policies that participate in profits through policyholder dividends, represented approximately 5% of the Company’s life insurance in force in 2011 (5% in 2010 and 6% in 2009), 42% of the number of life insurance policies in force in 2011 (45% in 2010 and 48% in 2009).  The provision for policyholder dividends was based on then current dividend scales and has been included in future policy benefits and claims in the consolidated balance sheets.

NLICA and Subsidiaries Merger

On December 31, 2009, NLIC merged with its affiliate, NLICA, with NLIC as the surviving entity.  In addition, NLIC’s subsidiary, NLAIC, merged with a subsidiary of NLICA, NLACA, effective as of December 31, 2009, with NLAIC as the surviving entity.  The merger was accounted for at historical cost in a manner similar to a pooling of interests because the involved entities were under common control.  NLICA and subsidiaries are reflected in the Company’s prior year consolidated financial statements at the historical cost of the transferred net assets to provide comparative information as though the companies were combined for all periods presented.  This presentation is consistent for both GAAP and Statutory reporting.  Since NLICA and NLACA were wholly-owned subsidiaries, there was no noncontrolling interest impact.

The Company has presented its consolidated financial statements and accompanying notes as applicable for 2009 and prior to reflect the NLICA merger.

The following table summarizes the impact of the merger with NLICA on the consolidated statement of operations for the year ended December 31:

(in millions)	2009

Total revenues	$ 375
Total benefits and expenses	$ 357
Federal income tax benefit	$ (5)
Net income	$ 23

The impact of the merger on shareholder’s equity was $1.0 billion as of December 31, 2009 and 2008, respectively.

Subsequent events

The Company evaluated subsequent events through March 1, 2012, the date the consolidated financial statements were issued.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(3)      Recently Issued Accounting Standards

Adopted Accounting Standards

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, which amends the factors a creditor should consider to determine whether a restructuring constitutes a troubled debt restructuring in Accounting Standards Codification (ASC) 310, Receivables.  The Company will adopt this guidance for interim and annual periods beginning June 15, 2011. The adoption of this guidance will have an immaterial impact on the Company’s consolidated statements of operations and consolidated balance sheets.

On December 31, 2010, the Company adopted new disclosure requirements regarding the credit quality of its financing receivables (e.g., commercial mortgage loans) and the related allowance for credit losses within ASU 2010-20, which amends FASB ASC 310, Receivables. The adoption of this guidance resulted in increased disclosures only and had no impact on the Company's consolidated statements of operations or consolidated balance sheets.

On January 1, 2010, the Company adopted ASU 2010-06, except for the new disclosure providing disaggregated information related to the activity in Level 3 fair value measurements, which the Company adopted effective January 1, 2011.

On July 1, 2010, the Company adopted ASU 2010-11, which clarifies the guidance and application of the scope exception for embedded credit derivatives contained within FASB ASC 815-15, Embedded Derivatives. This scope exception allows for embedded credit derivative features related only to the transfer of credit risk in the form of subordination of one financial instrument to another to not be subject to potential bifurcation and separate accounting.  The guidance also allowed companies to irrevocably elect to apply the fair value option to any investment in a beneficial interest in securitized financial assets.  The Company recorded an impact of adoption of $9 million, net of taxes, as a decrease to retained earnings with a corresponding increase to accumulated other comprehensive income on the consolidated statements of equity.\

On January 1, 2010, the Company adopted guidance under FASB ASC 810, Consolidation, resulting in an increase to noncontrolling interest of $46 million on the consolidated statements of equity.  This guidance changes the consolidation guidance applicable to a VIE.  It also amends the guidance governing the determination of whether an entity is the VIE’s primary beneficiary (the reporting entity that must consolidate the VIE) by requiring a qualitative analysis rather than a quantitative analysis.

In April 2009, the FASB issued guidance under FASB ASC 320, Investments – Debt and Equity Securities.  This guidance is designed to create greater clarity and consistency in accounting for and presentation of impairment losses on debt securities.  This guidance is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted.  As of the beginning of the interim period of adoption, this guidance requires a cumulative-effect adjustment to reclassify the non-credit component of previously recognized other-than-temporary impairment losses on debt securities from retained earnings to the beginning balance of AOCI.  The Company adopted this guidance as of January 1, 2009.  The adoption of this guidance resulted in a cumulative-effect adjustment of $250 million, net of taxes, as an increase to the opening balance of retained earnings with a corresponding decrease to the opening balance of AOCI.

Pending Accounting Standard

In September 2011, the FASB issued ASU 2011-08, which amends existing guidance in ASC 350, Intangibles-Goodwill and Other.  The amended guidance allows an entity to conduct a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value before performing the two-step goodwill impairment test.  If the qualitative assessment indicates that it is not more likely than not that the fair value of a particular reporting unit is less than its carrying value, then the entity is not required to perform the two-step goodwill impairment test.  The Company will adopt this guidance prospectively for the annual period beginning January 1, 2012. The adoption of this guidance will have no impact on the Company's consolidated statements of operations or consolidated balance sheets.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

In May 2011, the FASB issued ASU 2011-04, which amends existing guidance in ASC 820, Fair Value Measurements and Disclosures.  The guidance in this ASU clarifies existing fair value measurement guidance and expands disclosures primarily related to Level 3 fair value measurements.  The Company will adopt this guidance prospectively for the annual period beginning January 1, 2012.  The adoption of this guidance will result in increased disclosures and will have an immaterial impact on the Company’s consolidated statements of operations or consolidated balance sheets.

In October 2010, the FASB issued ASU 2010-26, which amends FASB ASC 944, Financial Services - Insurance. This amends prior guidance by modifying the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new and renewal contracts. The amendments are required to be applied prospectively with retrospective application permitted. The Company will adopt this guidance retrospectively, effective January 1, 2012. The Company is currently in the process of determining the impact of adoption. The adoption of this guidance is expected to have a material impact to DAC and retained earnings.

In June 2011, the FASB issued ASU 2011-05, which amends existing guidance in ASC 220, Comprehensive Income. The amended guidance requires reporting entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income.  In December 2011, the FASB issued ASU 2011-12, which defers certain changes in ASU 2011-05 related to the presentation of reclassification adjustments out of accumulated other comprehensive income.  The Company will adopt both updates retrospectively, effective December 31, 2012.  The adoption of this guidance will impact the presentation of the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, which expands the disclosure requirements within ASC 210-10, Balance Sheet – Offsetting.  The new disclosures require improved information about certain financial instruments and derivatives that are either offset in accordance with GAAP or subject to enforceable master offsetting arrangements irrespective of GAAP. The Company will adopt this guidance retrospectively for interim and annual periods beginning January 1, 2013.  The adoption of this guidance will result in increased disclosures only and will have no impact on the Company's consolidated statements of operations or consolidated balance sheets.

(4)       Certain Long-Duration Contracts

Variable Annuity Contracts

The Company issues variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder.  The Company also provides various forms of guarantees to benefit the related contractholders.  The Company provides five primary guarantee types of variable annuity contracts:  (1) GMDB; (2) GMIB; (3) GMAB; (4) GLWB; and (5) a hybrid guarantee with GMAB and GLWB.

The GMDB, offered on every variable annuity contract, provides a specified minimum return upon death.  Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse.  The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death.

The GMIB, which was offered as a rider to several variable annuity contracts, is a living benefit that provides the contractholder with a guaranteed annuitization value.

The GMAB, offered in the Company’s Capital Preservation Plus contract rider, is a living benefit that provides the contractholder with a guaranteed return of deposits, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the issuance of the variable annuity contract.  In some cases, the contractholder also has the option, after a specified time period, to drop the rider and continue the variable annuity contract without the GMAB.  In general, the GMAB requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The GLWB, offered in the Company’s Lifetime Income contract rider (L.inc), is a living benefit that provides for enhanced retirement income security without the liquidity loss associated with annuitization.  The withdrawal rates vary based on the age when withdrawals begin and are applied to a benefit base to determine the guaranteed lifetime income amount available to a contractholder.  The benefit base is equal to the variable annuity premium at contract issuance and may increase as a result of a feature driven by account performance and policy duration.  L.inc is the only living benefit guarantee offered on new variable annuity contract sales.

The following table summarizes information regarding variable annuity contracts with guarantees invested in general and separate accounts as of December 31 (a contract may contain multiple guarantees):

			2011			2010
				Wtd. avg.				Wtd. avg.
	General	Separate	Net	attained	General	Separate	Net	attained
	account	account	amount	age of	account	account	amount	age of
(in millions)	value	value	at risk1	contractholders	value	value	at risk1	contractholders

Return of net deposits:
In the event of death	$ 1,562	$11,749	$ 175	63	$ 832	$ 8,039	$ 39	62
Accumulation at specified date	$ 342	$ 4,138	$ 149	65	$ 558	$ 5,394	$ 108	65

Minimum return or anniversary contract value :
In the event of death	$ 3,600	$28,754	$ 1,882	67	$ 2,604	$ 30,970	$ 1,271	67
At annuitization	$ 430	$18,089	$ 574	65	$ 342	$ 12,806	$ 431	65
__________

1	Net amount at risk is calculated on a seriatim basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit).

Net amount at risk is highly sensitive to changes in financial market movements. See Note 7, for a discussion of the Company’s risk management practices with respect to financial market exposure.

The following table summarizes the reserve balances, for variable annuity contracts with guarantees as of December 31:

(in millions)	2011	2010

Accumulation and withdrawal benefits	$ 1,842	$ 168
GMDB	$ 80	$ 46
GMIB	$ 3	$ 2

The following table summarizes paid claims for variable annuity contracts with guarantees as of December 31:

(in millions)	2011	2010

Accumulation and withdrawal benefits	$ 10	$ -
GMDB	$ 40	$ 62
GMIB	$ -	$ 3

Universal and Variable Universal Life Insurance Contracts

The Company offers certain universal life and variable universal life insurance products with secondary guarantees.  This no lapse guarantee provides that a policy will not lapse so long as the policyholder makes minimum premium payments.   The reserve balances on these guarantees were $162 million and $87 million as of December 31, 2011 and 2010, respectively.  Paid claims on contracts maintained in force by these guarantees were immaterial for the years ended December 31, 2011 and 2010, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes information regarding universal and variable universal life insurance contracts with no lapse guarantees invested in general and separate accounts as of December 31:

	2011			2010
			Wtd. avg.			Wtd. avg.
		Net	attained		Net	attained
	Account	amount	age of	Account	amount	age of
(in millions)	value	at risk1	contractholders	value	at risk1	contractholders

No lapse guarantees	$ 1,154	$ 9,777	58	$ 1,065	$ 8,099	58

__________
1 Net amount at risk is calculated on a seriatim basis and equals the respective guaranteed death benefit less the account value (or zero if the account value exceeds the guaranteed benefit).

Related Separate Accounts

The following table summarizes account balances of deferred variable annuity, variable single premium immediate annuity and variable universal life insurance contracts that were invested in separate accounts as of December 31:

(in millions)	2011	2010

Mutual funds:
Bond	$ 5,604	$ 5,364
Domestic equity	34,612	33,254
International equity	2,812	3,437
Total mutual funds	$ 43,028	$ 42,055
Money market funds	1,530	1,457
Total	$ 44,558	$ 43,512

The Company did not transfer any assets from the general account to the separate account to cover guarantees for any of its variable annuity contracts during the years ended December 31, 2011 and 2010.

(5)      Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs

The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2011	2010	2009

Balance at beginning of year	$ 3,973	$ 3,983	$ 4,524
Capitalization of DAC	741	634	513
Amortization of DAC, excluding unlocks	(239)	(385)	(606)
Amortization of DAC related to unlocks	163	(11)	140
Adjustments to DAC related to unrealized gains and losses on securities available-for-sale	(213)	(248)	(588)
Balance at end of year	$ 4,425	$ 3,973	$ 3,983

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The most significant contributor to the favorable unlock recorded during 2011 was the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by favorable equity market performance compared to assumed net separate account returns and resulted in a decrease in DAC amortization of $111 million.

During 2011, 2010 and 2009, the Company conducted its annual comprehensive review of model assumptions and unlocked assumptions related to interest spread, mortality, lapse and market performance assumptions.

During 2009, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by favorable equity market performance compared to assumed net separate account returns and resulted in a decrease in DAC amortization of $219 million.

Based upon the market performance in the second half of 2011, the DAC balance for variable annuities is currently outside of the preset parameters.  Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than the assumed net separate account performance.

Value of Business Acquired

The following table presents a reconciliation of VOBA for the years ended December 31:

(in millions)	2011	2010	2009

Balance at beginning of year	$ 259	$ 277	$ 334
Amortization of VOBA, excluding unlocks	(29)	(33)	(36)
Amortization of VOBA related to unlocks	16	13	(13)
Net realized gains on investments	2	1	1
Adjustments to VOBA related to unrealized gains and losses on securities
available-for-sale	(10)	1	(9)
Balance at end of year	$ 238	$ 259	$ 277

Interest on the unamortized VOBA balance (at interest rates ranging from 4.50% to 7.56%) is included in amortization and was $17 million, $18 million, and $20 million during the years ended December 31, 2011, 2010 and 2009, respectively. Additionally, the VOBA gross carrying amount was $585 million and $595 million and accumulated amortization of $347 million and $336 million for the years ended December 31, 2011 and 2010, respectively. The initial useful life related to the VOBA balances is 28 years.

Based on current assumptions, which are subject to change, the following table summarizes estimated amortization of VOBA for the next five years ended December 31:

(in millions)	VOBA

2012	$ 21
2013	$ 19
2014	$ 16
2015	$ 14
2016	$ 13

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(6)      Investments

Available-for-Sale Securities

The following table summarizes amortized cost, gross unrealized gains and losses and fair value of available-for-sale securities as of the dates indicated:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
(in millions)	cost	gains	losses	value

December 31, 2011
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 506	$ 124	$ -	$ 630
Obligations of states and political subdivisions	1,501	177	-	1,678
Debt securities issued by foreign governments	102	18	-	120
Corporate public securities	14,132	1,336	111	15,357
Corporate private securities	3,998	327	27	4,298
Residential mortgage-backed securities	5,280	255	311	5,224
Commercial mortgage-backed securities	1,347	64	32	1,379
Collateralized debt obligations	410	17	125	302
Other asset-backed securities	201	16	4	213
Total fixed maturity securities	$ 27,477	$ 2,334	$ 610	$ 29,201
Equity securities	19	2	1	20
Total available-for-sale securities	$ 27,496	$ 2,336	$ 611	$ 29,221

December 31, 2010
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 497	$ 87	$ -	$ 584
Obligations of states and political subdivisions	1,410	15	48	1,377
Debt securities issued by foreign governments	110	13	-	123
Corporate public securities	11,921	879	84	12,716
Corporate private securities	4,038	257	47	4,248
Residential mortgage-backed securities	5,811	183	355	5,639
Commercial mortgage-backed securities	1,167	51	32	1,186
Collateralized debt obligations	365	13	126	252
Other asset-backed securities	294	19	4	309
Total fixed maturity securities	$ 25,613	$ 1,517	$ 696	$ 26,434
Equity securities	39	3	-	42
Total available-for-sale securities	$ 25,652	$ 1,520	$ 696	$ 26,476

The fair value of the Company’s investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads.  While the Company has the ability and intent to hold equity securities until recovery, and the Company does not have the intent to sell, nor is it more likely than not it will be required to sell fixed maturity securities in unrealized loss positions, investment losses may be realized to the extent liquidity needs require the disposition of securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes the amortized cost and fair value of fixed maturity securities, by maturity, as of December 31, 2011.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without early redemption penalties.

	Amortized	Fair
(in millions)	cost	value
Fixed maturity securities:
Due in one year or less	$ 963	$ 982
Due after one year through five years	6,817	7,215
Due after five years through ten years	7,699	8,478
Due after ten years	4,760	5,408
Subtotal	$ 20,239	$ 22,083
Residential mortgage-backed securities	5,280	5,224
Commercial mortgage-backed securities	1,347	1,379
Collateralized debt obligations	410	302
Other asset-backed securities	201	213
Total fixed maturity securities	$ 27,477	$ 29,201

The following table summarizes components of net unrealized gains and losses on available-for-sale securities, as of December 31:

(in millions)	2011	2010 1

Net unrealized gains, before adjustments, taxes and fair value hedging	$ 1,725	$ 824
Change in fair value attributable to fixed maturities designated in fair value hedging
relationships	(8)	(20)
Net unrealized gains, before adjustments and taxes	1,717	804
Adjustment to DAC and VOBA	(439)	(216)
Adjustment to future policy benefits and claims	(183)	27
Adjustment to policyholder dividend obligation	(132)	(90)
Deferred federal income tax expense	(329)	(184)
Net unrealized gains on available-for-sale securities	$ 634	$ 341
__________
1	Includes the $9 million, net of taxes, cumulative effect of adoption of accounting principle as of July 1, 2010 for the adoption of ASU 2010-11.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes the change in net unrealized gains and losses on available-for-sale securities reported in accumulated other comprehensive income, as of December 31:

(in millions)	2011	2010
Balance at beginning of year	$ 341	$ (228)
Cumulative effect of adoption of accounting principle	-	9
Adjusted balance, beginning of period	$ 341	$ (219)
Unrealized gains and losses arising during the period:
Net unrealized gains before adjustments	896	1,039
Non-credit impairments and subsequent changes in fair value of those debt securities	(11)	131
Net adjustments to DAC and VOBA	(223)	(247)
Net adjustment to future policy benefits and claims	(210)	7
Net adjustment to policyholder dividend obligation	(42)	(73)
Related federal income tax expense	(135)	(300)
Change in unrealized gains on available-for-sale securities	$ 275	$ 557
Reclassification adjustments to net investment losses, net of taxes ($(10) and $(2) as of December 31, 2011 and 2010, respectively)	(18)	(3)
Change in net unrealized gains on available-for-sale securities	$ 293	$ 560
Balance at end of year	$ 634	$ 341

The following table summarizes available-for-sale securities, by asset class, in a gross unrealized loss position based on the amount of time each type of security has been in an unrealized loss position, as well as the related fair value and number of securities, as of the dates indicated:

	Less than or equal to one year			More than one year				Total
		Gross	Number		Gross	Number		Gross	Number
	Fair	unrealized	of	Fair	unrealized	of	Fair	unrealized	of
(in millions, except number of securities)	value	losses	securities	value	losses	securities	value	losses	securities

December 31, 2011
Fixed maturity securities:
Obligations of states and
political subdivisions	$ 31	$ -	6	$ 5	$ -	1	$ 36	$ -	7
Corporate public securities	1,460	62	150	309	49	54	1,769	111	204
Residential mortgage-backed securities	278	9	52	1,339	302	240	1,617	311	292
Collateralized debt obligations	78	2	10	137	123	39	215	125	49
Other asset-backed securities	470	15	48	352	48	52	822	63	100
Total fixed maturity securities	$ 2,317	$ 88	266	$ 2,142	$ 522	386	$ 4,459	$ 610	652
Equity securities	7	1	10	-	-	31	7	1	41
Total	$ 2,324	$ 89	276	$ 2,142	$ 522	417	$ 4,466	$ 611	693

December 31, 2010
Fixed maturity securities:
Obligations of states and
political subdivisions	$ 814	$ 48	77	$ -	$ -	-	$ 814	$ 48	77
Corporate public securities	1,009	28	109	528	56	107	1,537	84	216
Residential mortgage-backed securities	562	13	41	1,765	342	281	2,327	355	322
Collateralized debt obligations	1	-	2	180	126	46	181	126	48
Other asset-backed securities	458	28	51	465	55	74	923	83	125
Total fixed maturity securities	$ 2,844	$ 117	280	$ 2,938	$ 579	508	$ 5,782	$ 696	788
Equity securities	3	-	3	2	-	40	5	-	43
Total	$ 2,847	$ 117	283	$ 2,940	$ 579	548	$ 5,787	$ 696	831

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes gross unrealized losses based on the ratio of estimated fair value to amortized cost, for all available-for-sale securities in an unrealized loss position, as of the dates indicated:

	December 31, 2011			December 31, 2010
	Less	More		Less	More
	than or	than		than or	than
	equal to	one		equal to	one
(in millions)	one year	year	Total	one year	year	Total

99.9% - 80.0%	$ 83	$ 158	$ 241	$ 100	$ 251	$ 351
Less than 80.0%
Residential mortgage-backed securities	-	191	191	-	173	173
Collateralized debt obligations	1	121	122	-	113	113
Other	5	52	57	17	42	59
Total	$ 89	$ 522	$ 611	$ 117	$ 579	$ 696

These unrealized losses represent temporary fluctuations in economic factors that are not indicative of other-than-temporary impairment.

Residential mortgage-backed securities are assessed for impairment using default estimates based on loan level data, where available. Where loan level data is not available, a proxy based on collateral characteristics is used. The impairment assessment considers loss severity as a function of multiple factors, including unpaid balance, interest rate, mortgage insurance ratios, assessed property value at origination, change in property value, loan-to-value ratio at origination and prepayment speeds. Cash flows generated by the collateral are then utilized, along with consideration for the issue’s position in the overall structure, to determine cash flows associated with the security.

Collateralized debt obligations are assessed for impairment using expected cash flows based on various inputs including default estimates based on the underlying corporate securities and historical and forecasted loss severities, or other market inputs when recovery estimates are not feasible. When the collateral is regional bank and insurance company trust preferred securities, default estimates used to estimate cash flows are based on U.S. Bank Rating service data and broker research.

Management believes unrealized losses on available-for-sale securities do not represent other-than-temporary impairments as the Company does not intend to sell the securities, it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis or the present value of estimated cash flows were equal to or greater than the amortized cost basis of the securities.

Mortgage Loans, Net of Allowance

The Company’s investments in mortgage loans consist primarily of first lien and collateral dependent commercial mortgage loans.  These mortgage loans are further segregated into the following classes based on the unique risk profiles of the underlying property types: office, warehouse, retail, apartment and other.

The collectability of a mortgage loan is based on the ability of the borrower to repay and/or the value of the underlying collateral.  The quality of a loan is generally defined by the specific financial position and condition of a borrower and the underlying collateral. Many of the Company’s mortgage loans are structured with balloon payment maturities, exposing the Company to risks associated with the borrowers’ ability to make the balloon payment or refinance the property.

As part of the underwriting process, specific guidelines are followed to ensure the initial quality of a new mortgage loan.  Third-party appraisals are generally obtained to support loaned amounts as the loans are usually collateral dependent.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The Company actively monitors the credit quality of its mortgage loans to support the development of the valuation allowance.  This monitoring process includes quantitative analyses which facilitate the identification of deteriorating loans, and qualitative analyses which consider other factors relevant to the borrowers’ ability to repay.  Loans with deteriorating credit fundamentals are identified for special surveillance procedures and are categorized based on the severity of their deterioration and management’s judgment as to the likelihood of loss.

Mortgage loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  When management determines that a loan is impaired, a provision for loss is established equal to the difference between the carrying value and either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

In addition to the loan-specific reserves, the Company maintains a non-specific reserve for losses developed based on loan surveillance categories and property type classes and reflects management’s best estimate of probable credit losses inherent in the portfolio as of the balance sheet date but not yet attributable to specific loans.  Management’s periodic evaluation of the adequacy of the non-specific reserve is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

The following table summarizes the amortized cost of mortgage loans by method of evaluation for credit loss, and the related valuation allowances by type of credit loss, for the years ended December 31:

(in millions)	2011	2010
Amortized cost:
Loans with non-specific reserves	$ 5,672	$ 5,952
Loans with specific reserves	136	269
Total amortized cost	$ 5,808	$ 6,221
Valuation allowance:
Non-specific reserves	$ 33	$ 47
Specific reserves	27	49
Total valuation allowance	$ 60	$ 96
Mortgage loans, net of allowance	$ 5,748	$ 6,125

The following table summarizes activity in the valuation allowance for mortgage loans for the years ended December 31:

(in millions)	2011	2010
Balance at beginning of year	$ 96	$ 77
Additions	25	66
Deductions	(61)	(47)
Balance at end of year	$ 60	$ 96

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes impaired mortgage loans by class for the years ended December 31:

(in millions)	Office	Warehouse	Retail	Apartment	Other	Total
2011
Amortized cost	$ 8	$ 31	$ 20	$ -	$ 77	$ 136
Specific reserves	(1)	(9)	(8)	-	(9)	$ (27)
Impaired mortgage loans, net of allowance	$ 7	$ 22	$ 12	$ -	$ 68	$ 109

2010
Amortized cost	$ 8	$ 52	$ 49	$ 23	$ 137	$ 269
Specific reserves	(1)	(8)	(14)	(4)	(22)	$ (49)
Impaired mortgage loans, net of allowance	$ 7	$ 44	$ 35	$ 19	$ 115	$ 220

As of December 31, 2011, the Company’s mortgage loans classified as delinquent and/or in non-accrual status were immaterial in relation to the total mortgage loan portfolio.  The Company had no mortgage loans 90 days or more past due and still accruing interest.

The following table summarizes average recorded investment and interest income recognized for impaired mortgage loans by class for the year ended December 31, 2011:

(in millions)	Office	Warehouse	Retail	Apartment	Other	Total
Average recorded investment	$ 7	$ 39	$ 33	$ 4	$ 93	$ 176
Interest income recognized	$ 1	$ 5	$ 3	$ -	$ 8	$ 17

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Management uses an internal credit quality rating process to reflect an internal view of the credit risk associated with individual loans, as well as the portfolio as a whole.  This process considers a number of relevant loan quality measurements and factors, including loan-to-value ratio (LTV), debt service coverage ratio (DSC), current market rent expectations, economic vacancy, property characteristics, market area, and borrower strength.  LTV is calculated as a ratio of the amortized cost of a loan to the estimated value of the underlying collateral.  DSC is the amount of cash flow generated by the underlying collateral of the mortgage loan available to meet periodic interest and principal payments of the loan.  This process yields an individual internal credit quality rating score for substantially all of the Company’s mortgage loans which is then translated to a credit quality rating ranging from 1 to 5, with 1 representing the lowest risk profile and lowest potential for loss and 5 representing the highest risk profile and highest potential for loss.  These internal ratings by property are updated at least annually.

The following table summarizes the amortized cost of mortgage loans by internal credit quality rating and by class as of the dates indicated:

(in millions)	Office	Warehouse	Retail	Apartment	Other	Total

December 31, 2011
Rated 1	$ 112	$ 51	$ 120	$ 10	$ 14	$ 307
Rated 2	242	494	933	433	153	2,255
Rated 3	372	626	1,108	664	87	2,857
Rated 4	35	86	63	25	22	231
Rated 5	14	30	21	7	86	158
Total mortgage loans	$ 775	$ 1,287	$ 2,245	$ 1,139	$ 362	$ 5,808

December 31, 2010
Rated 1	$ 4	$ -	$ 1	$ -	$ -	$ 5
Rated 2	173	173	571	108	24	1,049
Rated 3	523	1,065	1,643	935	144	4,310
Rated 4	66	173	105	202	281	827
Rated 5	16	6	5	-	3	30
Total mortgage loans	$ 782	$ 1,417	$ 2,325	$ 1,245	$ 452	$ 6,221

Internal credit quality ratings are not used to establish the valuation allowance; however, there is a strong correlation between the two processes.  For example, mortgage loans in the category receiving the highest loss factors for determination of the valuation allowance are generally rated with an internal credit quality rating of 4 or 5, while mortgage loans in the category receiving the lowest loss factors for determination of the valuation allowance are generally rated 1, 2 or 3.

While the internal credit ratings reflect management’s assessment of relative credit risk in the mortgage loan portfolio for the date indicated based on underwriting criteria and ongoing assessment of the properties’ performance, management believes the amounts, net of valuation allowance, are collectible.

Securities Lending

The fair value of loaned securities was $103 million and $269 million as of December 31, 2011 and 2010, respectively.  The Company received $105 million and $276 million of cash collateral on securities lending as of December 31, 2011 and 2010, respectively. The Company did not receive any non-cash collateral on securities lending as of the balance sheet dates.

Assets on Deposit, Held in Trust and Pledged as Collateral

Fixed maturity securities with an amortized cost of $8 million were on deposit with various regulatory agencies as required by law as of December 31, 2011 and 2010.  These securities continue to be included in fixed maturity securities on the consolidated balance sheets.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Tax Credit Funds and Variable Interest Entities

The Company has sold $796 million and $747 million in LIHTC Funds to unrelated third parties as of December 31, 2011 and 2010.  The Company has guaranteed cumulative after-tax yields to the third party investors ranging from 1.00% to 7.75% through periods ending in 2027.  As of December 31, 2011 and 2010, the Company held guarantee reserves totaling $6 million on these transactions.  These guarantees are in effect for periods of approximately 15 years each.  The LIHTC Funds provide a stream of tax benefits to the investors that will generate a yield and return of capital.  If the tax benefits are not sufficient to provide these cumulative after-tax yields, the Company must fund any shortfall.  The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $770 million.  The Company’s risks are mitigated in the following ways: (1) the Company has the right to buyout the equity related to the guarantee under certain circumstances, (2) the Company may replace underperforming properties to mitigate exposure to guarantee payments and (3) the Company oversees the asset management of the deals. The Company does not anticipate making any material payments related to the guarantees.

The Company has relationships with VIEs where the Company is the primary beneficiary.  Net assets of all consolidated VIEs totaled $345 million and $355 million as of December 31, 2011 and 2010, respectively, which was composed primarily of other long-term investments of $310 million and $315 million at December 31, 2011 and 2010, respectively.  As of December 31, 2011 and 2010, the total exposure to loss on VIEs was immaterial (except for the impact of guarantees disclosed above). The Company’s general credit is not exposed to the creditors or beneficial interest holders of these consolidated VIEs.

During 2010, two LIHTC Funds were consolidated as a result of the adoption of guidance under FASB ASC 810, Consolidation.  Previously, the Company was not deemed the primary beneficiary.  As the managing member of the LIHTC funds, the Company has the power to direct the activities that most significantly impact the economic power of the entities and consolidated the funds.  The impact of consolidation was an increase to noncontrolling interest of $46 million.

In addition to the consolidated VIEs described above, the Company holds investments in variable interests in LIHTC Funds where the Company is not the primary beneficiary. The carrying value of these investments was $178 million and $157 million as of December 31, 2011 and 2010, respectively. The total exposure to loss on these investments was $309 million and $218 million as of December 31, 2011 and 2010, respectively. The total exposure to loss is determined by adding any unfunded commitments to the carrying value of the VIEs.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Net Investment Income

The following table summarizes net investment income by investment type for the years ended December 31:

(in millions)	2011	2010	2009

Fixed maturity securities, available-for-sale	$ 1,502	$ 1,474	$ 1,465
Equity securities, available-for-sale	1	2	2
Mortgage loans	370	396	445
Policy loans	56	55	61
Other	(35)	(43)	(38)
Gross investment income	$ 1,894	$ 1,884	$ 1,935
Investment expenses	50	59	56
Net investment income	$ 1,844	$ 1,825	$ 1,879

Net Realized Investment Gains and Losses

The following table summarizes net realized investment gains and losses, by source, for the years ended December 31:

(in millions)	2011	2010	2009

Net derivative gains (losses)	$ (1,636)	$ (385)	$ 400
Realized gains on sales	64	176	192
Realized losses on sales	(45)	(43)	(113)
Other	8	16	(25)
Net realized investment (losses) gains	$ (1,609)	$ (236)	$ 454

In 2011, interest rate declines and equity market volatility resulted in net realized derivative losses. Refer to Note 7 for further discussion on the Company’s derivative portfolio and related activity.

Proceeds from the sale of available-for-sale securities were $1.6 billion, $2.2 billion and $4.2 billion during the years ended December 31, 2011, 2010 and 2009, respectively.  Gross gains of $50 million, $172 million and $189 million and gross losses of $39 million, $17 million and $70 million were realized on those sales during the years ended December 31, 2011, 2010 and 2009, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Other-Than-Temporary Impairment Losses

The following table summarizes other-than-temporary impairments for the years ended December 31:

(in millions)	Total	Included in other comprehensive income	Net
2011
Fixed maturity securities	$ 135	$ (95)	$ 40
Mortgage loans	25	-	25
Other	2	-	2
Other-than-temporary impairment losses	$ 162	$ (95)	$ 67

2010
Fixed maturity securities	$ 330	$ (174)	$ 156
Equity securities	5	-	5
Mortgage loans	59	-	59
Other-than-temporary impairment losses	$ 394	$ (174)	$ 220

2009
Fixed maturity securities	$ 907	$ (417)	$ 490
Equity securities	7	-	7
Mortgage loans	72	-	72
Other	6	-	6
Other-than-temporary impairment losses	$ 992	$ (417)	$ 575

The following table summarizes the non-credit portion of other-than-temporary impairments, which have credit losses in earnings, and any subsequent changes in the fair value of those debt securities recognized in other comprehensive income, before federal income taxes, for the years ended December 31:

(in millions)	2011	2010	2009 1
Balance at beginning of year	$ (215)	$ (346)	$ -
Net activity in the period	(11)	131	(346)
Balance at end of year	$ (226)	$ (215)	$ (346)

__________

1	Includes the $384 million cumulative effect of adoption of accounting principle as of January 1, 2009 for the adoption of guidance impacting FASB ASC 320-10, Investments – Debt and Equity Securities.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes the cumulative amounts related to the Company's credit portion of the other-than-temporary impairment losses on debt securities that the Company does not intend to sell and it is not more likely than not the Company will be required to sell the security prior to recovery of the amortized cost basis, for the years ended December 31:

(in millions)	2011	2010	2009

Cumulative credit loss at beginning of year	$ 340	$ 417	$ 507
New credit losses	8	31	168
Incremental credit losses	29	116	72
Losses related to securities included in the beginning balance sold or paid down during the period	(49)	(202)	(267)
Losses related to securities included in the beginning balance for which there was a change in intent	-	(22)	(63)
Cumulative credit loss at end of year	$ 328	$ 340	$ 417

(7)	Derivative Instruments

The Company is exposed to certain risks relating to its ongoing business operations which are managed by using derivative instruments.

Interest rate risk management:  The Company uses interest rate contracts, primarily interest rate swaps, to reduce or alter interest rate exposure arising from mismatches between assets and liabilities.  In the case of interest rate swaps, the Company enters into a contractual agreement with a counterparty to exchange, at specified intervals, the difference between fixed and variable rates of interest, calculated on a reference notional amount.

Interest rate swaps are used by the Company in association with fixed and variable rate investments to achieve cash flow streams that support certain financial obligations of the Company and to produce desired investment returns.  As such, interest rate swaps are generally used to convert fixed rate cash flow streams to variable rate cash flow streams or vice versa. The Company also enters into interest rate swap transactions which are structured to provide a hedge against the negative impact of higher interest rates on the Company’s statutory capital position.

Foreign currency risk management: As part of its regular investing activities, the Company may purchase foreign currency denominated investments.  These investments and the associated income expose the Company to volatility associated with movements in foreign exchange rates.  In an effort to mitigate this risk, the Company uses cross-currency swaps.  As foreign exchange rates change, the increase or decrease in the cash flows of the derivative instrument generally offsets the changes in the functional-currency equivalent cash flows of the hedged item.

Credit risk management:  The Company enters into credit derivative contracts, primarily credit default swaps, under which the Company buys and sells credit default protection on standardized credit indices, which are established baskets of creditors, or on specific corporate creditors.  These derivatives allow the Company to manage or modify its credit risk profile in general or its credit exposure to specific creditors.

Equity market risk management:  The Company has a variety of variable annuity products with guaranteed benefit features. Refer to Note 4 for description of these guarantees.

These products and related obligations expose the Company to various market risks, predominately interest rate and equity risk. Adverse changes in the equity markets or interest rate movements expose the Company to significant volatility.  To mitigate these risks and hedge the guaranteed benefit obligations, the Company enters into a variety of derivatives including interest rate swaps, equity index futures, options and total return swaps.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Derivatives Qualifying for Hedge Accounting

The Company uses derivative instruments that are designated and qualify as fair value hedges in various financial transactions as follows:

•	interest rate swaps are used to hedge certain fixed rate investments such as mortgage loans and certain fixed maturity securities, and

•	cross-currency swaps are used to hedge foreign currency-denominated fixed maturity securities.

The Company uses derivative instruments that are designated and qualify as cash flow hedges in various financial transactions as follows:

•
interest rate swaps are used to hedge cash flows from variable rate investments such as mortgage loans and certain fixed maturity securities and to hedge payments of certain funding agreement liabilities,

•	cross-currency swaps are used to hedge interest payments and principal payments on foreign currency-denominated financial instruments.

Derivatives Not Qualifying for Hedge Accounting

The Company uses derivatives not qualifying for hedge accounting in various financial transactions as follows:

•	futures, options, interest rate swaps and total return swaps are used to hedge certain guaranteed benefit rider obligations included in variable annuity products,

•	interest rate swaps, futures and options are used to hedge portfolio duration and other interest rate risks to which the Company is exposed,

•	cross-currency swaps are used to hedge foreign currency-denominated assets and liabilities, and

•	credit default swaps are used to either buy or sell credit protection on a credit index or specific creditor.

Credit Risk Associated with Derivatives Transactions

The Company periodically evaluates the risks within the derivative portfolios due to credit exposure.  When evaluating this risk, the Company considers several factors which include, but are not limited to, the counterparty credit risk associated with derivative receivables, the Company’s own credit as it relates to derivative payables, the collateral thresholds associated with each counterparty, and changes in relevant market data in order to gain insight into the probability of default by the counterparty. In addition, the effect the Company’s exposure to credit risk could have on the effectiveness of the Company’s hedging relationships is considered.  As of December 31, 2011 and 2010, the impact of the exposure to credit risk on the fair value measurement of derivatives and the effectiveness of the Company’s hedging relationships was immaterial.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes the fair value of derivative instruments, the related notional amounts of the derivative instruments and the related accrued interest, collateral and master netting agreement amounts as of the dates indicated:

	Derivative assets		Derivative liabilities
(in millions)	Fair value	Notional	Fair value	Notional

December 31, 2011
Derivatives designated and qualifying as hedging instruments	$ 11	$ 145	$ 29	$ 310
Derivatives not designated and qualifying as hedging instruments:
Interest rate contracts	$ 2,182	$ 21,732	$ 2,142	$ 20,957
Equity contracts	1,004	7,265	21	1,661
Credit default swaps	1	13	1	17
Other derivative contracts	10	892	43	2,409
Gross derivative positions1	$ 3,208	$ 30,047	$ 2,236	$ 25,354
Accrued interest	$ 172		$ 179
Less:
Cash collateral received/paid2	$ 1,028		$ 223
Master netting agreements	$ 2,158		$ 2,158
Net uncollateralized derivative positions	$ 194		$ 34

December 31, 2010
Derivatives designated and qualifying as hedging instruments	$ 27	$ 210	$ 55	$ 931
Derivatives not designated and qualifying as hedging instruments:
Interest rate contracts	$ 556	$ 10,944	$ 418	$ 10,225
Equity contracts	212	2,484	20	1,124
Credit default swaps	1	20	-	17
Other derivative contracts	42	1,329	53	1,263
Gross derivative positions1	$ 838	$ 14,987	$ 546	$ 13,560
Accrued interest	$ 99		$ 106
Less:
Cash collateral received/paid3	$ 351		$ 76
Master netting agreements	$ 551		$ 551
Net uncollateralized derivative positions	$ 35		$ 25

 __ _______
1 Assets and liabilities included in other assets and other liabilities, respectively in the consolidated balance sheets.
2 Excludes $1 million and $152 million of securities received and posted, respectively, as collateral on derivative transactions.
3 Excludes $8 million and $28 million of securities received and posted, respectively, as collateral on derivative transactions.

The fair value of embedded derivatives on annuity programs were $1.9 billion and $226 million as of December 31, 2011 and 2010, respectively, which are included in future policy benefits and claims in the consolidated balance sheets.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes realized gains and losses for derivative instruments recognized in net realized investment gains and losses in the consolidated statements of operations for the years ended December 31:

(in millions)	2011	2010	2009
Derivatives designated and qualifying as hedging instruments	$ (4)	$ (9)	$ (25)
Derivatives not designated and qualifying as hedging instruments:
Interest rate contracts	$ (44)	$ (39)	$ (197)
Equity contracts	(45)	(389)	(739)
Credit default swaps	-	(5)	8
Other derivative contracts	(23)	(151)	9
Net interest settlements	34	16	(151)
Total derivative losses1	$ (82)	$ (577)	$ (1,095)
Embedded derivatives on guaranteed benefit annuity programs	(1,674)	98	1,432
Other revenue on guaranteed benefit annuities	120	94	63
Change in embedded derivative liabilities and related fees	$ (1,554)	$ 192	$ 1,495
Net realized derivative (losses) gains	$ (1,636)	$ (385)	$ 400

_________

1 Included in total derivative losses are economic hedging gains of $1.0 billion, losses of $347 million and $1.1 billion related to guaranteed benefit annuity program as of December 31, 2011, 2010 and 2009, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(8)      Fair Value of Financial Instruments

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

(in millions)	Level 1	Level 2	Level 3	Total

Assets
Investments:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 620	$ 6	$ 4	$ 630
Obligations of states and political subdivisions	-	1,678	-	1,678
Debt securities issued by foreign governments	120	-	-	120
Corporate public securities	1	15,239	117	15,357
Corporate private securities	-	3,089	1,209	4,298
Residential mortgage-backed securities	563	4,653	8	5,224
Commercial mortgage-backed securities	-	1,377	2	1,379
Collateralized debt obligations	-	55	247	302
Other asset-backed securities	-	209	4	213
Total fixed maturity securities at fair value	$ 1,304	$ 26,306	$ 1,591	$ 29,201
Equity securities	1	14	5	20
Short-term investments	23	1,102	-	1,125
Trading securities	-	-	38	38
Total other investments at fair value	$ 24	$ 1,116	$ 43	$ 1,183
Investments at fair value	$ 1,328	$ 27,422	$ 1,634	$ 30,384
Cash and cash equivalents	49	-	-	49
Derivative assets	-	2,204	1,004	3,208
Separate account assets	62,242	1,000	1,952	65,194
Assets at fair value	$ 63,619	$ 30,626	$ 4,590	$ 98,835

Liabilities
Future policy benefits and claims:
Living benefits	$ -	$ -	$ (1,842)	$ (1,842)
Equity indexed annuities	-	-	(63)	(63)
Total future policy benefits and claims	$ -	$ -	$ (1,905)	$ (1,905)
Derivative liabilities	(21)	(2,209)	(6)	(2,236)
Liabilities at fair value	$ (21)	$ (2,209)	$ (1,911)	$ (4,141)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes changes in fair value measurements for which the Company used significant unobservable inputs (Level 3) to determine fair value for the year ended December 31, 2011:

	Balance as of					Transfers	Transfers	Balance as of
	December 31,	Net gains (losses)				into	out of	December 31,
(in millions)	2010	In earnings1	In OCI	Purchases	Sales	Level 3	Level 3	2011

Assets
Investments:
Fixed maturity securities:
Corporate public securities	$ 114	$ -	$ 4	$ 41	$ (43)	$ 1	$ -	$ 117
Corporate private securities	1,161	(10)	26	161	(242)	163	(50)	1,209
Residential mortgage-backed securities	9	-	-	-	-	-	(1)	8
Commercial mortgage-backed securities	2	-	-	-	-	-	-	2
Collateralized debt obligations	191	(2)	5	87	(34)	-	-	247
Other fixed maturity securities	18	5	-	16	(20)	3	(14)	8
Total fixed maturity securities at fair value	$ 1,495	$ (7)	$ 35	$ 305	$ (339)	$ 167	$ (65)	$ 1,591
Other investments at fair value	45	(4)	-	5	(3)	-	-	43
Derivative assets	211	131	-	719	(57)	-	-	1,004
Separate account assets	1,805	147	-	-	-	-	-	1,952
Assets at fair value	$ 3,556	$ 267	$ 35	$ 1,029	$ (399)	$ 167	$ (65)	$ 4,590

Liabilities
Future policy benefits and claims:
Living benefits	$ (168)	$ (1,674)	$ -	$ -	$ -	$ -	$ -	$ (1,842)
Equity indexed annuities	(58)	(5)	-	-	-	-	-	(63)
Total future policy benefits and claims	$ (226)	$ (1,679)	$ -	$ -	$ -	$ -	$ -	$ (1,905)
Derivative liabilities	(4)	(2)	-	-	-	-	-	(6)
Liabilities at fair value	$ (230)	$ (1,681)	$ -	$ -	$ -	$ -	$ -	$ (1,911)

__________
1
Net gains and losses included in earnings are reported in net realized investment gains and losses, other-than-temporary impairment losses and interest credited to policyholder accounts. The net unrealized gains on separate account assets is attributable to contractholders, and therefore, is not included in the Company’s earnings. The change in unrealized gains (losses) in earnings on assets and liabilities still held at the end of the year was $(6) million for other investments, $154 million for derivative assets and $(1.7) billion for future policy benefits and claims.

Transfers into and out of Level 3 during the year ended December 31, 2011 represent changes in the sources used to price certain securities.  There were no significant transfers between Levels 1 and 2 during the year ended December 31, 2011, except certain separate accounts previously included in Level 2.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

(in millions)	Level 1	Level 2	Level 3	Total

Assets
Investments:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 572	$ 10	$ 2	$ 584
Obligations of states and political subdivisions	-	1,377	-	1,377
Debt securities issued by foreign governments	123	-	-	123
Corporate public securities	2	12,600	114	12,716
Corporate private securities	-	3,087	1,161	4,248
Residential mortgage-backed securities	540	5,090	9	5,639
Commercial mortgage-backed securities	-	1,184	2	1,186
Collateralized debt obligations	-	61	191	252
Other asset-backed securities	-	293	16	309
Total fixed maturity securities at fair value	$ 1,237	$ 23,702	$ 1,495	$ 26,434
Equity securities	10	32	-	42
Short-term investments	25	1,037	-	1,062
Trading securities	-	-	45	45
Total other investments at fair value	$ 35	$ 1,069	$ 45	$ 1,149
Investments at fair value	$ 1,272	$ 24,771	$ 1,540	$ 27,583
Cash and cash equivalents	337	-	-	337
Derivative assets	-	627	211	838
Separate account assets	12,325	50,745	1,805	64,875
Assets at fair value	$ 13,934	$ 76,143	$ 3,556	$ 93,633

Liabilities
Future policy benefits and claims:
Living benefits	$ -	$ -	$ (168)	$ (168)
Equity indexed annuities	-	-	(58)	(58)
Total future policy benefits and claims	$ -	$ -	$ (226)	$ (226)
Derivative liabilities	(18)	(524)	(4)	(546)
Liabilities at fair value	$ (18)	$ (524)	$ (230)	$ (772)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes changes in fair value measurements for which the Company used significant unobservable inputs (Level 3) to determine fair value for the year ended December 31, 2010:

	Balance as of				Transfers	Transfers	Balance as of
	December 31,	Net gains (losses)		Activity	into	out of	December 31,
(in millions)	2009	In earnings1	In OCI	in period	Level 3	Level 3	2010

Assets
Investments:
Fixed maturity securities:
Corporate public securities	$ 215	$ 1	$ 4	$ (15)	$ 1	$ (92)	$ 114
Corporate private securities	1,187	3	31	(268)	311	(103)	1,161
Residential mortgage-backed securities	2,034	(1)	4	(12)	2	(2,018)	9
Commercial mortgage-backed securities	405	-	1	-	-	(404)	2
Collateralized debt obligations	240	(27)	29	(67)	16	-	191
Other fixed maturity securities	169	(9)	8	(11)	-	(139)	18
Total fixed maturity securities at fair value	$ 4,250	$ (33)	$ 77	$ (373)	$ 330	$ (2,756)	$ 1,495
Other investments at fair value	56	10	-	(20)	-	(1)	45
Derivative assets	331	(91)	-	(29)	-	-	211
Separate account assets	1,628	177	-	-	-	-	1,805
Assets at fair value	$ 6,265	$ 63	$ 77	$ (422)	$ 330	$ (2,757)	$ 3,556

Liabilities
Future policy benefits and claims:
Living benefits	$ (266)	$ 98	$ -	$ -	$ -	$ -	$ (168)
Equity indexed annuities	(45)	(13)	-	-	-	-	(58)
Total future policy benefits and claims	$ (311)	$ 85	$ -	$ -	$ -	$ -	$ (226)
Derivative liabilities	(2)	(2)	-	-	-	-	(4)
Liabilities at fair value	$ (313)	$ 83	$ -	$ -	$ -	$ -	$ (230)
__________

1
Net gains and losses included in earnings are reported in net realized investment gains and losses, other-than-temporary impairment losses and interest credited to policyholder accounts. The net unrealized gains on separate account assets is attributable to contractholders, and therefore, is not included in the Company’s earnings. The change in unrealized gains (losses) in earnings on assets and liabilities still held at the end of the year was $(2) million for other investments, $(69) million for derivative assets, $85 million for future policy benefits and claims and $(2) million for derivative liabilities.

At December 31, 2009, most of the Company’s investments in residential mortgage-backed securities backed by Alt-A and sub-prime collateral were categorized as Level 3 financial assets because there was little market activity in these securities.   During 2010, market activity increased in these securities such that they are no longer considered inactive.  As such, these securities were transferred out of Level 3 and into Level 2. Additionally, many of the Company’s investments in below investment-grade commercial mortgage-backed securities, which were categorized as Level 3 financial assets as of December 31, 2009 were transferred to Level 2 in 2010. This was primarily due to an increase in the observable valuation inputs of market activity and availability of higher quality independent pricing data.

There were no significant transfers between Levels 1 and 2 during the year ended December 31, 2010.

Fair Value Option

The Company assesses the fair value option election for newly acquired financial assets or liabilities on a prospective basis. Except for synthetic collateralized debt obligations, there are no material assets or liabilities for which the Company elected the fair value option.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Use of Net Asset Value for Estimating Fair Value

The Company uses net asset value to estimate the underlying fair value for certain mutual funds that do not have readily determinable fair values, which are included in separate accounts.

All but one of these mutual fund investments are included in Level 2 and had fair values totaling $50.0 billion as of December 31, 2010. These funds have no unfunded commitments or restrictions and the Company always has the ability to redeem the separate account investment in these funds with the investee at net asset value daily. These mutual funds are primarily invested in domestic and international equity funds.

The Company’s separate account assets include an investment in a mutual fund that may not be redeemed until a seven year guarantee period expires in 2016; however, net asset value has been used to estimate the fair value of this investment as a practical expedient. This fund has no unfunded commitments or other restrictions. The investment strategy of this fund is to build a portfolio where the assets shall be sufficient to achieve a target portfolio value by the end of the seven year guarantee period. The net asset value of this fund reported in separate account assets was $1.3 billion as of December 31, 2011 and 2010, respectively, and is included in Level 3.

Contractholders have the ability to select and change investment categories, which will result in the underlying mutual funds being purchased and sold in the future.

Fair Value on a Nonrecurring Basis

The Company measured certain mortgage loans at fair value, or fair value of the collateral for collateral dependent loans, on a non-recurring basis subsequent to their initial recognition, due to impairments or foreclosures recorded during the year. In determining the fair value for these mortgage loans, the Company primarily uses the direct capitalization method based on management’s view of current market capitalization rates.  Alternatively, the Company may use a discounted cash flow methodology or an independently provided appraisal of value.  Each of these methodologies is considered to represent a Level 3 fair value measurement.  Refer to Note 6 for further discussion of the carrying value of impaired mortgage loans.

Financial Instruments Not Carried at Fair Value

The following table summarizes the carrying value and fair value of the Company’s financial instruments not carried at fair value as of December 31.  The valuation techniques used to estimate these fair values are described below.

	2011		2010
	Carrying	Fair	Carrying	Fair
(in millions)	value	value	value	value

Assets
Investments:
Mortgage loans held-for-investment	$ 5,748	$ 5,861	$ 6,125	$ 5,863
Policy loans	$ 1,008	$ 1,008	$ 1,088	$ 1,088

Liabilities
Investment contracts	$ 18,318	$ 17,992	$ 17,962	$ 17,618
Short-term debt	$ 777	$ 777	$ 300	$ 300
Long-term debt	$ 991	$ 1,081	$ 978	$ 1,039

Mortgage loans held-for-investment:  The fair values of mortgage loans held-for-investment are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.

Policy loans:  The carrying amount reported in the consolidated balance sheets approximates fair value.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Investment contracts:  For investment contracts without defined maturities, fair value is the amount payable on demand, net of surrender charges.  For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis.  Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Short-term debt:  The carrying amount reported in the consolidated balance sheets approximates fair value.

Long-term debt:  The fair values for long-term debt are based on estimated market prices using observable inputs from similar debt instruments.

(9)	Goodwill

The following table summarizes changes in the carrying value of goodwill by segment for the years indicated:

	Retirement	Individual
(in millions)	Plans	Protection	Total
Balance as of December 31, 2009	$ 25	$ 175	$ 200
Adjustments	-	-	-
Balance as of December 31, 2010	$ 25	$ 175	$ 200
Adjustments	-	-	-
Balance as of December 31, 2011	$ 25	$ 175	$ 200

The Company’s annual impairment testing did not result in any impairment on existing goodwill during 2011, 2010 and 2009.  As of the 2011, 2010 and 2009 annual impairment testing, the fair value of the reporting units with goodwill was in excess of the carrying value.  The goodwill balances as of December 31, 2011 and 2010 have not been previously impaired.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(10)       Closed Block

The amounts shown in the following tables for assets, liabilities, revenues and expenses of the closed block are those that enter into the determination of amounts that are to be paid to policyholders.

The following table summarizes financial information for the closed block as of December 31:

(in millions)	2011	2010

Liabilities:
Future policyholder benefits	$ 1,761	$ 1,794
Policyholder funds and accumulated dividends	143	143
Policyholder dividends payable	27	28
Policyholder dividend obligation	156	121
Other policy obligations and liabilities	26	13
Total liabilities	$ 2,113	$ 2,099

Assets:
Fixed maturity securities available-for-sale	$ 1,424	$ 1,312
Mortgage loans, net	210	224
Policy loans	170	186
Other assets	105	162
Total assets	$ 1,909	$ 1,884
Excess of reported liabilities over assets	204	215

Portion of above representing other comprehensive income:
Increase in unrealized gain on fixed maturity securities available-for-sale	$ 42	$ 73
Adjustment to policyholder dividend obligation	(42)	(73)
Total	$ -	$ -

Maximum future earnings to be recognized from assets and liabilities	$ 204	$ 215

Other comprehensive income:
Fixed maturity securities available-for-sale:
Fair value	$ 1,424	$ 1,312
Amortized cost	1,292	1,222
Shadow policyholder dividend obligation	(132)	(90)
Net unrealized appreciation	$ -	$ -

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes closed block operations for the years ended December 31:

(in millions)	2011	2010	2009

Revenues:
Premiums	$ 77	$ 83	$ 90
Net investment income	102	101	106
Realized investment (losses) gains	(3)	(3)	2
Realized losses credited to policyholder benefit obligation	(1)	(1)	(7)
Total revenues	$ 175	$ 180	$ 191

Benefits and expenses:
Policy and contract benefits	$ 145	$ 131	$ 133
Change in future policyholder benefits and interest credited to
policyholder accounts	(35)	(23)	(24)
Policyholder dividends	55	56	59
Change in policyholder dividend obligation	(8)	(3)	4
Other expenses	1	1	1
Total benefits and expenses	$ 158	$ 162	$ 173

Total revenues, net of benefits and expenses, before federal income
tax expense	$ 17	$ 18	$ 18
Federal income tax expense	6	6	6
Revenues, net of benefits and expenses and federal income tax
expense	$ 11	$ 12	$ 12

Maximum future earnings from assets and liabilities:
Beginning of period	$ 215	$ 227	$ 239
Change during period	(11)	(12)	(12)
End of period	$ 204	$ 215	$ 227

Cumulative closed block earnings from inception through December 31, 2011, 2010 and 2009 were higher than expected as determined in the actuarial calculation.  Therefore, policyholder dividend obligations (excluding the adjustment for unrealized gains on available-for-sale securities) were $23 million, $31 million and $32 million as of December 31, 2011, 2010 and 2009, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(11)	Short-Term Debt

The following table summarizes short-term debt and weighted average annual interest rates as of December 31:

(in millions)	2011	2010

$600 million commercial paper program (0.30% and 0.35%, respectively)	$ 300	$ 300
$600 million promissory note and line of credit (1.73% in 2011)	$ 477	$ -
Total short-term debt	$ 777	$ 300

In May 2011, NMIC, NFS, and NLIC entered into a $600 million revolving credit facility upon expiration of its existing facility of the same amount. The new facility matures in May 2015 and is subject to various covenants, as defined in the agreement.  NLIC had no amounts outstanding under the new or existing facilities as of December 31, 2011 and December 31, 2010.

In April 2011, the Company entered into a $600 million unsecured revolving promissory note and line of credit agreement with its parent company, NFS. Outstanding principal balances of the line of credit bear interest at the rate of six-month U.S. London Interbank Offered Rate (LIBOR) plus 1.25%. Interest is due and payable as of the last day of each interest period, as defined in the agreement, while there are outstanding principal balances. Under the terms of the agreement, NLIC may borrow, repay and re-borrow advances under the line of credit at any time prior to the termination of the note, which, among other conditions, is April 2012, subject to automatic renewal for additional one year periods unless either party terminates the agreement.

In June 2010, NLIC entered into an agreement reducing the commercial paper program from $800 million to $600 million.  The rating agency guidelines recommend that NLIC maintain minimum liquidity backup, which includes cash and liquid assets as well as committed bank lines, equal to 50% of any amounts outstanding under the commercial paper program.  Therefore, availability under the aggregate $600 million credit facility is reduced by the amount outstanding in excess of available cash and liquid assets.

The Company has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program.  The maximum amount available under the agreement is $350 million.  The borrowing rate on this program is equal to one-month U.S. LIBOR.  The Company had no amounts outstanding under this agreement as of December 31, 2011 and 2010.

The terms of each debt instrument contain various restrictive covenants, including, but not limited to, minimum statutory surplus and minimum net worth requirements, and maximum debt to tangible net worth requirements, as defined in the agreements.  The Company was in compliance with all covenants as of December 31, 2011 and 2010.

The amount of interest paid on short-term debt was $5 million in 2011 and immaterial in 2010 and 2009.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(12)       Long-Term Debt

The following table summarizes long-term debt as of December 31:

(in millions)	2011	2010

8.15% surplus note, due June 27, 2032, payable to NFS	$ 300	$ 300
7.50% surplus note, due December 17, 2031, payable to NFS	300	300
6.75% surplus note, due December 23, 2033, payable to NFS	100	100
Variable funding surplus note, due December 31, 2040	285	272
Other	6	6
Total long-term debt	$ 991	$ 978

On December 31, 2010, Olentangy Reinsurance, LLC, a special purpose financial captive insurance subsidiary of NLAIC domiciled in the State of Vermont, issued a variable funding surplus note due on December 31, 2040 to Nationwide Corporation, a majority-owned subsidiary of NMIC.  The note is redeemable in full or partial amount at any time subject to proper notice and approval.  A redemption premium shall be payable if the note is redeemed on or prior to the third anniversary date of the note’s issuance. The note bears interest at the rate of three-month U.S. LIBOR plus 2.80% payable quarterly.  Olentangy Reinsurance, LLC agrees to draw down or reduce principal amounts in accordance with the terms outlined in the purchase agreement.  The maximum amount outstanding under the agreement is $313 million in 2016.  The Company made interest payments on this surplus note of $9 million during 2011. Any payment of interest or principal on the note requires the prior approval of the State of Vermont.

The Company made interest payments to NFS on surplus notes totaling $54 million in 2011, 2010 and 2009.  Payments of interest and principal under the notes require the prior approval of the ODI.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(13)	Federal Income Taxes

The following table summarizes the federal income tax (benefit) expense attributable to (loss) income before income attributable to noncontrolling interests, for the years ended December 31:

(in millions)	2011	2010	2009

Current tax expense (benefit)	$ 55	$ (91)	$ 165
Deferred tax (benefit) expense	(437)	115	(117)
Total tax (benefit) expense	$ (382)	$ 24	$ 48

Total federal income tax (benefit) expense differs from the amount computed by applying the U.S. federal income tax rate to (loss) income before federal income taxes and noncontrolling interests, as follows for the years ended December 31:

	2011		2010		2009
(in millions)	Amount	%	Amount	%	Amount	%
Rate reconciliation:
Computed (expected tax (benefit) expense)	$ (252)	35%	$ 71	35%	$ 107	35%
Dividend received deduction	(99)	14%	(50)	(25)%	(56)	(18)%
Impact of noncontrolling interest	20	(3)%	21	10%	18	6%
Tax credits	(30)	4%	(27)	(13)%	(21)	(7)%
Change in tax contingency reserve	(15)	2%	(5)	(2)%	5	2%
Other, net	(6)	1%	14	7%	(5)	(2)%
Total	$ (382)	53%	$ 24	12%	$ 48	16%

The Company’s current federal income tax receivable (liability) was $16 million and $(50) million as of December 31, 2011 and 2010, respectively.

Total federal income taxes paid (refunded) were $121 million, $(35) million, and $(59) million during the years ended December 31, 2011, 2010, and 2009, respectively.

During 2011, the Company recorded a tax benefit of $10 million primarily related to differences between the 2010 estimated tax liability and the amounts reported on the Company’s 2010 tax return. These changes in estimates were primarily driven by the Company’s separate account dividends received deduction (DRD).  During 2010, there were no material federal income tax expense adjustments.

During 2009, the Company recorded $9 million of net federal income tax expense adjustments primarily related to differences between the 2008 estimated tax liability and the amounts reported on the Company’s 2008 tax returns.  These changes in estimates were primarily driven by the Company’s separate account dividends received deduction (DRD) and foreign tax credit.

As of December 31, 2011, the Company no longer has a capital loss carryforward.  The Company has $59 million in low-income-housing credit carryforwards, which expire between 2026 and 2031 and $126 million in alternative minimum tax credit carryforwards, which have an unlimited carryforward. The Company expects to fully utilize all carryforwards.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31:

(in millions)	2011	2010

Deferred tax assets:
Future policy benefits and claims	$ 1,193	$ 1,030
Derivatives	574	27
Capital loss carryforwards	-	178
Tax credit carryforwards	185	145
Other	323	236
Gross deferred tax assets	$ 2,275	$ 1,616
Valuation allowance	(18)	(24)
Net deferred tax assets	$ 2,257	$ 1,592

Deferred tax liabilities:
Deferred policy acquisition costs	(1,291)	$ (1,071)
Available-for-sale securities	(764)	(670)
Value of business acquired	(86)	(89)
Other	(217)	(150)
Gross deferred tax liabilities	$ (2,358)	$ (1,980)
Net deferred tax liability	$ (101)	$ (388)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized.  Valuation allowances are established when necessary to reduce the deferred tax assets to amounts expected to be realized.  The valuation allowance was $18 million and $24 million as of December 31, 2011 and 2010, respectively.  The change in valuation allowance for the year ended December 31, 2011 was $6 million, while there was no change in the valuation allowance for the year ended December 31, 2010 or 2009.  Based on management’s analysis, it is more likely than not that the results of future operations and the implementation of tax planning strategies will generate sufficient taxable income to enable the Company to realize the deferred tax assets for which the Company has not established valuation allowances.

A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2011	2010	2009

Balance at beginning of period	$ 119	$ 95	$ 44
Additions for current year tax positions	9	18	37
Additions for prior years tax positions	-	19	15
Reductions for prior years tax positions	(52)	(13)	(1)
Balance at end of period	$ 76	$ 119	$ 95

The Company believes it is reasonably possible that approximately $48 million of unrecognized tax benefits will be recognized during 2012, mostly as a result of an industry issue resolution program with the Internal Revenue Service (IRS).  These tax benefits are primarily bad debt deductions related to certain investment impairments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities through the 2005 tax year. The IRS is conducting an examination of the Company’s U.S. income tax returns for the years 2006 through 2008.  Any adjustments that may result from IRS examination of tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

(14)	Statutory Financial Information

Statutory Results

The Company and its life subsidiary are required to prepare statutory financial statements in conformity with the statutory accounting practices prescribed and permitted by insurance regulatory authorities, subject to any deviations prescribed or permitted by the applicable state department of insurance.  Statutory accounting practices focus on insurer solvency and materially differ from GAAP.  The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets; and valuing investments and establishing deferred taxes on a different basis.  The following tables summarize the statutory net income (loss) and statutory capital and surplus for the Company and its primary insurance subsidiary for the years ended December 31:

(in millions)	2011	2010	2009

Statutory net income (loss)
NLIC	$ 18	$ 560	$ 397
NLAIC	$ (61)	$ (50)	$ (61)

Statutory capital and surplus
NLIC	$ 3,591	$ 3,686	$ 3,130
NLAIC	$ 302	$ 287	$ 214

On December 31, 2009, NLIC merged with its affiliate, NLICA, with NLIC as the surviving entity.  In addition, NLIC’s subsidiary, NLAIC, merged with a subsidiary of NLICA, NLACA, effective as of December 31, 2009, with NLAIC as the surviving entity.  See Note 2 for details on the accounting treatment of this transaction.

Dividend Restrictions

The payment of dividends by NLIC is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state.  The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year.   During the year ended December 31, 2011, 2010 and 2009, NLIC did not pay any dividends to NFS.  As of January 1, 2012, NLIC has the ability to pay dividends to NFS totaling $359 million without obtaining prior approval.

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus.  Earned capital and surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets.  Additionally, following any dividend, an insurer’s policyholder capital and surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs.  The payment of dividends by the Company may also be subject to restrictions set forth in the insurance laws of the state of New York that limit the amount of statutory profits on the Company’s participating policies (measured before dividends to policyholders) available for the benefit of the Company and its stockholders.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and dividends in the future.

Regulatory Risk-Based Capital

The National Association of Insurance Commissioners’ (NAIC) Risk Based Capital (RBC) model law requires every insurer to calculate its total adjusted capital and RBC requirement to ensure insurer solvency. Regulatory guidelines provide for an insurance commissioner to intervene if the insurer experiences financial difficulty, as evidenced by a company’s total adjusted capital falling below established relationships to required RBC. The model includes components for asset risk, liability risk, interest rate exposure and other factors. The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum RBC requirements that were developed by the NAIC.  The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk.  Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC.  Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action.  NLIC and NLAIC each exceeded the minimum RBC requirements for all periods presented herein.

(15)       Other Comprehensive Income

The Company’s other comprehensive income and loss includes net income (loss) and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income.

The following table summarizes the Company’s other comprehensive income for the years ended December 31:

(in millions)	Unrealized gains on available-for-sale securities	Unrealized gains (losses) on derivatives used in cash flow hedging relationships	Other unrealized losses	Total other comprehensive income
Year ended December 31, 2011
Other comprehensive income before federal income taxes	438	18	-	456
Federal income tax expense	(145)	(6)	-	(151)
Total other comprehensive income	293	12	-	305

Year ended December 31, 20101
Other comprehensive income before federal income taxes	862	27	-	889
Federal income tax expense	(302)	(9)	-	(311)
Total other comprehensive income	560	18	-	578

Year ended December 31, 20092
Other comprehensive income (loss) before federal income taxes	2,088	(4)	(14)	2,070
Federal income tax (expense) benefit	(731)	1	5	(725)
Total other comprehensive income (loss)	1,357	(3)	(9)	1,345

_______

1
During 2010, the adoption of ASU 2010-11 resulted in a cumulative effect adjustment of $9 million, net of taxes, to retained earnings with a corresponding adjustment to AOCI, which is excluded from the table above.

2
The adoption of guidance impacting FASB ASC 320-10, Investments – Debt and Equity Securities during 2009 resulted in a cumulative-effect adjustment of $250 million, net of taxes, to reclassify the non-credit component of previously recognized other-than-temporary impairment losses from the beginning balance of retained earnings to AOCI, which is excluded from the table above.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(16)	Related Party Transactions

The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations.  These include annuity and life insurance contracts, employee benefit plans, office space leases, and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services and software licensing.  Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.  For the years ended December 31, 2011, 2010, and 2009, the Company made payments to NMIC and NSC totaling $241 million, $250 million, and $241 million, respectively.

The Company has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates.  Total account values of these contracts were $3.0 billion as of December 31, 2011 and 2010.  Total revenues from these contracts were $148 million, $139 million, and $143 million for the years ended December 31, 2011, 2010, and 2009, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees.  Total interest credited to the account balances was $122 million, $115 million, and $116 million for the years ended December 31, 2011, 2010, and 2009, respectively.  The terms of these contracts are materially consistent with what the Company offers to unaffiliated parties.

The Company leases office space from NMIC.  For the years ended December 31, 2011, 2010 and 2009, the Company made lease payments to NMIC of $14 million, $20 million, and $21 million, respectively.  In addition, the Company leases office space to an affiliate of NMIC.

NLIC has a reinsurance agreement with NMIC whereby all of NLIC’s accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis.  Either party may terminate the agreement on January 1 of any year with prior notice.  Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer.  Under the terms of NLIC’s agreements, the investment risk associated with changes in interest rates is borne by the reinsurer.  The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.  The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties.  Revenues ceded to NMIC for the years ended December 31, 2011, 2010, and 2009 were $203 million, $209 million, and $177 million, respectively, while benefits, claims and expenses ceded during these years were $212 million, $241 million, and $196 million, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products.  As of December 31, 2011, 2010, and 2009, customer allocations to NFG funds totaled $21.9 billion, $30.5 billion, and $23.7 billion, respectively.  For the years ended December 31, 2011, 2010, and 2009, NFG paid the Company $129 million, $103 million, and $79 million, respectively, for the distribution and servicing of these funds.

Amounts on deposit with NCMC for the benefit of the Company were $994 million and $762 million as of December 31, 2011 and 2010, respectively.

Refer to Note 12 for discussion of variable funding surplus note between Olentangy Reinsurance, LLC and Nationwide Corporation.

Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS.  Total commissions and fees paid to these affiliates for the years ended December 31, 2011, 2010, and 2009 were $64 million, $61 million, and $48 million, respectively.

During 2009, NLIC received a $20 million capital contribution from NFS.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

During 2011 and 2010, the Company sold, at fair value, commercial mortgage loans with a carrying value of $41 million and $117 million, respectively, to NMIC.  The sales resulted in a net realized loss of $5 million and $21 million in 2011 and 2010, respectively.

(17)	Contingencies

Legal and Regulatory Matters

The Company is a subject to legal and regulatory proceedings in the ordinary course of its business. The Company’s legal and regulatory matters include proceedings specific to the Company and other proceedings generally applicable to business practices in the industries in which the Company operates.  The Company’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted.  Regulatory proceedings also could affect the outcome of one or more of the Company’s litigations matters.  Furthermore, it is often not possible to determine the ultimate outcomes of the pending regulatory investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory matters is not likely to have a material adverse effect on the Company’s consolidated financial position.  Nonetheless, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that such outcomes could materially affect the Company’s consolidated financial position or results of operations in a particular quarter or annual period.

The financial services industry has been the subject of increasing scrutiny on a broad range of issues by regulators and legislators. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies, including the Securities and Exchange Commission, and other governmental bodies, state securities law regulators and state attorneys general for information relating to, among other things, sales compensation, the allocation of compensation, unsuitable sales or replacement practices, and claims handling and escheatment practices.  The Company is cooperating with and responding to regulators in connection with these inquiries and will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On March 12, 2010, NRS and NLIC were named in a Second Amended Class Action Complaint filed in the Circuit Court of Jefferson County, Alabama entitled Steven E. Coker, Sandra H. Turner, David N. Lichtenstein and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc, Alabama State Employees Association, Inc., PEBCO, Inc. and Fictitious Defendants A to Z claiming to represent a class of all participants in the Alabama State Employees Association, Inc. (ASEA) Plan, excluding members of the Deferred Compensation Committee, ASEA's directors, officers and board members, and PEBCO's directors, officers and board members. On October 22, 2010, the parties to this action executed a stipulation of settlement that agrees to certify a class for settlement purposes only, that provides for payments to the settlement class, and that provides for releases, certain bar orders, and dismissal of the case, subject to the Circuit Courts' approval. The Courts have approved the settlement and the settlement amounts have been paid, but have not yet been distributed to class members. On February 28, 2011, the Court in the Gwin case entered its Order permitting ASEA/PEBCO to assert indemnification claims for attorneys’ fees and costs, but barring them from asserting any other claims for indemnification. On April 22, 2011, ASEA and PEBCO filed a second amended cross claim complaint in the Gwin case against NLIC and NRS seeking indemnification. These claims seeking indemnification remain severed. On April 29, 2011, the Companies filed a motion to dismiss ASEA’s and PEBCO’s amended cross complaint or alternatively for summary judgment. On December 6, 2011 the Court entered an Order that NRS owes indemnification to ASEA and PEBCO for the Coker (Gwin) class action, that NRS does not have a duty to indemnify ASEA and PEBCO for fees associated with the Interpleader action that NRS filed in Montgomery County and dismissing NLIC. On December 31, 2011, the Court denied NRS’s motion to certify this order for an interlocutory appeal. NRS continues to defend this case vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. In the plaintiffs' sixth amended complaint, filed November 18, 2009, they amended the list of named plaintiffs and claim to represent a class of qualified retirement plan trustees under Employee Retirement Income Security Act of 1974 (ERISA) that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys' fees. On November 6, 2009, the Court granted the plaintiff's motion for class certification and certified a class of “All trustees of all employee pension benefit plans covered by ERISA which had variable annuity contracts with NFS and NLIC or whose participants had individual variable annuity contracts with NFS and NLIC at any time from January 1, 1996, or the first date NFS and NLIC began receiving payments from mutual funds based on a percentage of assets invested in the funds by NFS and NLIC, whichever came first, to the date of November 6, 2009". On October 20, 2010, the Second Circuit Court of Appeals granted NLIC's 23(f) petition agreeing to hear an appeal of the District Court's order granting class certification. On October 21, 2010, the District Court dismissed NFS from the lawsuit. On October 27, 2010, the District Court stayed the underlying action pending a decision from the Second Circuit Court of Appeals. On February 6, 2012, the Second Circuit Court of Appeals vacated the class certification order that was issued on November 6, 2009.  NLIC continues to defend this lawsuit vigorously.

On May 14, 2010, NLIC was named in a lawsuit filed in the Western District of New York entitled Sandra L. Meidenbauer, on behalf of herself and all others similarly situated v. Nationwide Life Insurance Company. The plaintiff claims to represent a class of all individuals who purchased a variable life insurance policy from NLIC during an unspecified period. The complaint claims breach of contract, alleging that NLIC charged excessive monthly deductions and costs of insurance resulting in reduced policy values and, in some cases, premature lapsing of policies. The complaint seeks reimbursement of excessive charges, costs, interest, attorney's fees, and other relief. NLIC filed a motion to dismiss the complaint on July 23, 2010. NLIC filed a motion to disqualify the proposed class representative on August 27, 2010. Plaintiff filed a motion to amend the complaint on September 17, 2010, and NLIC filed an opposition to the motion to amend on November 2, 2010. On October 13, 2011, plaintiff voluntarily dismissed the lawsuit without prejudice.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

On October 22, 2010, NRS was named in a lawsuit filed in the U.S. District Court, Middle District of Florida, Orlando Division entitled Camille McCullough, and Melanie Monroe, Individually and on behalf of all others similarly situated v. National Association of Counties, NACo Research Foundation, NACo Financial Services Corp., NACo Financial Center, and Nationwide Retirement Solutions, Inc.  The Plaintiffs’ First Amended Class Action Complaint and Demand for Jury Trial was filed on February 18, 2011. If the Court determines that the Plans at issue in this case are governed by ERISA, then pursuant to FED. R. CIV. P. 23, Plaintiffs seek certification of a class defined as: All natural persons in the United States who were employed at any point after October 29, 2004 by a government entity that is or was a member of the National Association of Counties, and who participate or participated in a Section 457 Deferred Compensation Plan administered by NRS under the National Association of Counties Deferred Compensation Program.  Alternatively, if the Court determines that the Plans are not governed by ERISA, then pursuant to FED. R. CIV. P. 23, Plaintiffs seek certification of a class defined as: All natural persons in the United States who are currently employed or previously were employed at any point after October 29, 2006, by a government entity that is or was a member of the National Association of Counties (NACo), and who participate or participated in a Section 457 Deferred Compensation Plan administered by NRS under the National Association of Counties Deferred Compensation Program. The First Amended Complaint alleges ERISA Violation, Breach of Fiduciary Duty - NACo, Aiding and Abetting Breach of Fiduciary Duty - NRS, Breach of Fiduciary Duty - NRS, and Aiding and Abetting Breach of Fiduciary Duty - NACo. The First Amended Complaint asks for actual damages, lost profits, lost opportunity costs, restitution, and/or other injunctive or other relief, including without limitation (a) ordering NRS and NACo to restore all plan losses, (b) ordering NRS to refund all fees associated with NRS’s Plan to Plaintiffs and Class members, (c) ordering NACo and NRS to pay the expenses and losses incurred by Plaintiffs and/or any Class member as a proximate result of Defendants’ breaches of fiduciary duty, (d) forcing NACo to forfeit the fees that NACo received from NRS for promoting and endorsing its Plan and disgorging all profits, benefits, and other compensation obtained by NACo from its wrongful conduct, and (e) awarding Plaintiff and Class members their reasonable and necessary attorney’s fees and cost incurred in connection with this suit, punitive damages, and pre-judgment and post judgment interest, at the highest rates allowed by law, on the damages awarded.  On March 21, 2011, NRS filed a motion to dismiss the plaintiffs' first amended complaint.  On July 1, 2011, the plaintiffs filed their motion for class certification and later sought to amend their complaint. On November 25, 2011 the District Court entered an Order granting NACO's motion to dismiss, NRS's motion to dismiss, denying plaintiffs' motion to file an amended complaint, that all other remaining pending motions are moot, dismissing the class-wide claims with prejudice, dismissing individual claims without prejudice, and ordering the Clerk to close this case. On December 27, 2011, the plaintiffs filed a notice of appeal. NRS intends to defend this case vigorously.

On December 27, 2006, NLIC and NRS were named as defendants in a lawsuit filed in Circuit Court, Cole County Missouri entitled State of Missouri, Office of Administration, and Missouri State Employees Deferred Comp Plan v NLIC and NRS.  The complaint seeks recovery for breach of contract and breach of the implied covenant of good faith and fair dealing against NLIC and NRS as well as a breach of fiduciary duty against NRS.  The complaint seeks to recover the amount of the market value adjustment withheld by NLIC ($19 million), prejudgment interest, loss of investment income from ING due to the Companies’ assessment of the market value adjustment.  On March 8, 2007 the Companies filed a motion to remove this case from state court to federal court in Missouri.  On March 20, 2007 the State filed a motion to remand to state court and to stay court order.  On April 3, 2007 the case was remanded to state court.  On June 25, 2007 the Companies filed an Answer.  On October 16, 2009, the plaintiff filed a partial motion for summary judgment.  On November 20, 2009, the Companies filed a response to the plaintiff's motion for summary judgment and also filed a motion for summary judgment on behalf of the Companies.  On February 26, 2010, the court denied Missouri's partial motion for summary judgment and granted the Companies’ motion for summary judgment and dismissed the case.  On March 8, 2011, the Missouri Court of Appeals reversed the granting of the Companies’ motion for summary judgment and directed the trial court to enter judgment in favor of the State and against the Companies’ in the amount of $19 million, plus statutory interest at the rate of 9% per annum from June 2, 2006. On March 22, 2011, the Companies filed with the Missouri Court of Appeals, a motion for rehearing and an application for transfer to the Supreme Court of Missouri. On May 3, 2011, the Missouri Court of Appeals for the Western District overruled the Companies motion for rehearing and denied the motion to transfer the case to the Missouri Supreme Court. On June 28, 2011, the Companies application to the Missouri Supreme Court to hear a further appeal was denied. On July 1, 2011, the Companies paid the amount of the judgment plus simple interest at 9%. On August 9, 2011, the plaintiffs filed a Satisfaction of Judgment.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

On June 8, 2011, NMIC and NLIC were named in a lawsuit filed in Court of Common Pleas, Cuyahoga County, Ohio entitled Stanley Andrews and Donald Clark, on their behalf and on behalf of the class defined herein v. Nationwide Mutual Insurance Company and Nationwide Life Insurance Company.  The complaint alleges that NMIC and NLIC have an obligation to review the Social Security Administration Death Master File database for all life insurance policyholders who have at least a 70% probability of being deceased according to actuarial tables.  The complaint further alleges that NMIC and NLIC are not conducting such a review.  The complaint seeks injunctive relief and declaratory judgment requiring NMIC and NLIC to conduct such a review, and alleges NMIC and NLIC have violated the covenant of good faith and fair dealing and have been unjustly enriched by not having conducted such reviews.  The complaint seeks certification as a class action.    On July 13, 2011, NMIC and NLIC filed a motion to dismiss the case.    Plaintiffs filed their opposition to NMIC and NLIC’s motion to dismiss on December 19, 2011.  By order dated January 18, 2012, the State Court issued an order dismissing the lawsuit.  The State Court issued its opinion on January 23, 2012.  Plaintiffs filed a Notice of Appeal to the Eighth District Court of Appeals on January 30, 2012.

Tax Matters

The Company’s federal income tax returns are routinely audited by the IRS. Management has established tax reserves as described in Note 2. Management believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

In July 2009, the IRS completed an audit of the Company’s tax years 2003 to 2005 and issued a Revenue Agent’s Report (RAR) and 30-Day Letter.  The RAR challenged the Company’s dividends received deduction which the Company appealed based on the technical merits.  In 2011, the Company favorably settled this position through IRS Appeals and as a result recorded previously unrecognized tax benefits.

Indemnifications

In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions, divestitures and leases. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(18)       Reinsurance

The following table summarizes the effects of reinsurance on life, accident and health insurance in force and premiums for the years ended December 31:

(in millions)	2011	2010	2009

Premiums
Direct	$ 832	$ 808	$ 761
Assumed	-	5	12
Ceded	(301)	(329)	(303)
Net	$ 531	$ 484	$ 470

Life, accident and health insurance in force
Direct	$ 209,732	$ 208,920	$ 208,485
Assumed	5	10	8
Ceded	(60,499)	(64,755)	(76,136)
Net	$ 149,238	$ 144,175	$ 132,357

Total amounts recoverable under reinsurance contracts totaled $704 million, $739 million and $755 million as of December 31, 2011, 2010 and 2009, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(19)       Segment Information

Management views the Company’s business primarily based on its underlying products and uses this basis to define its four reportable segments:  Individual Investments, Retirement Plans, Individual Protection, and Corporate and Other.

The primary segment profitability measure that management uses is a non-GAAP financial measure called pre-tax operating earnings (loss), which is calculated by adjusting income before federal income taxes to exclude: (1) net realized investment gains and losses, except for operating items (periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment, trading portfolio realized gains and losses, trading portfolio valuation changes, net realized gains and losses related to hedges on GMDB contracts and securitizations); (2) other-than-temporary impairment losses; (3) the adjustment to amortization of DAC and VOBA related to net realized investment gains and losses; and (4) net loss attributable to noncontrolling interest.

Individual Investments

The Individual Investments segment consists of individual annuity products marketed under the Nationwide DestinationSM and other Nationwide-specific or private label brands.  Deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life.  In addition, deferred variable annuity contracts provide the customer with access to a wide range of investment options and asset protection features, while deferred fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods. Immediate annuities differ from deferred annuities in that the initial premium is exchanged for a stream of income for a certain period or for the owner’s lifetime without future access to the original investment.    The majority of assets and recent sales for the Individual Investments segment consist of deferred variable annuities.

Retirement Plans

The Retirement Plans segment is comprised of the Company’s private and public sector retirement plans business.  The private sector primarily includes Internal Revenue Code (IRC) Section 401 fixed and variable group annuity business, and the public sector primarily includes IRC Section 457 and Section 401(a) business in the form of full-service arrangements that provide plan administration and fixed and variable group annuities as well as administration-only business.

Individual Protection

The Individual Protection segment consists of life insurance products, including individual variable, COLI and BOLI products; traditional life insurance products; and universal life insurance products.  Life insurance products provide a death benefit and generally allow the customer to build cash value on a tax-advantaged basis.

Corporate and Other

The Corporate and Other segment includes non-operating realized gains and losses and related amortization, including mark-to-market adjustments on embedded derivatives, net of economic hedges, related to products with certain living benefits; other-than-temporary impairment losses, and other revenues and expenses not allocated to other segments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following tables summarize the Company’s business segment operating results for the years ended December 31:

	Individual	Retirement	Individual	Corporate
(in millions)	Investments	Plans	Protection	and Other	Total
2011
Revenues:
Policy charges	$ 781	$ 96	$ 629	$ -	$ 1,506
Premiums	234	-	297	-	531
Net investment income	527	715	533	69	1,844
Non-operating net realized investment losses1	-	-	-	(1,546)	(1,546)
Other-than-temporary impairment losses	-	-	-	(67)	(67)
Other revenues2	(59)	-	-	(1)	(60)
Total revenues	$ 1,483	$ 811	$ 1,459	$ (1,545)	$ 2,208

Benefits and expenses:
Interest credited to policyholder accounts	$ 374	$ 441	$ 198	$ 20	$ 1,033
Benefits and claims	476	-	598	(12)	1,062
Policyholder dividends	-	-	67	-	67
Amortization of DAC	96	19	103	(142)	76
Amortization of VOBA and other intangible assets	1	-	12	(2)	11
Interest expense	-	-	-	70	70
Other operating expenses	182	158	181	88	609
Total benefits and expenses	$ 1,129	$ 618	$ 1,159	$ 22	$ 2,928

Income (loss) before federal income taxes
and noncontrolling interests	$ 354	$ 193	$ 300	$ (1,567)	$ (720)
Less: non-operating net realized investment losses1	-	-	-	1,546
Less: non-operating net other-than-temporary impairment losses	-	-	-	67
Less: adjustment to amortization of DAC and other related to net realized investment gains and losses
	-	-	-	(156)
Less: net loss attributable to noncontrolling interest	-	-	-	56
Pre-tax operating earnings (loss)	$ 354	$ 193	$ 300	$ (54)

Assets as of year end	$ 58,218	$ 25,211	$ 22,959	$ 6,294	$ 112,682
_________
1
Excluding operating items (periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to hedges on GMDB contracts and securitizations).

2	Includes operating items discussed above.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

	Individual	Retirement	Individual	Corporate
(in millions)	Investments	Plans	Protection	and Other	Total
2010
Revenues:
Policy charges	$ 646	$ 98	$ 652	$ 3	$ 1,399
Premiums	209	-	275	-	484
Net investment income	569	691	510	55	1,825
Non-operating net realized investment losses1	-	-	-	(177)	(177)
Other-than-temporary impairment losses	-	-	-	(220)	(220)
Other revenues2	(82)	-	-	25	(57)
Total revenues	$ 1,342	$ 789	$ 1,437	$ (314)	$ 3,254

Benefits and expenses:
Interest credited to policyholder accounts	$ 391	$ 424	$ 199	$ 42	$ 1,056
Benefits and claims	354	-	524	(5)	873
Policyholder dividends	-	-	78	-	78
Amortization of DAC	231	30	184	(49)	396
Amortization of VOBA and other intangible assets	1	-	19	(2)	18
Interest expense	-	-	-	55	55
Other operating expenses	180	143	172	79	574
Total benefits and expenses	$ 1,157	$ 597	$ 1,176	$ 120	$ 3,050

Income (loss) before federal income taxes
and noncontrolling interests	$ 185	$ 192	$ 261	$ (434)	$ 204
Less: non-operating net realized investment losses1	-	-	-	177
Less: non-operating net other-than-temporary impairment losses	-	-	-	220
Less: adjustment to amortization of DAC and other related to net realized investment gains and losses
	-	-	-	(59)
Less: net loss attributable to noncontrolling interest	-	-	-	60
Pre-tax operating earnings (loss)	$ 185	$ 192	$ 261	$ (36)

Assets as of year end	$ 53,113	$ 25,599	$ 22,874	$ 5,811	$ 107,397

1
Excluding operating items (periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to hedges on GMDB contracts and securitizations).

2	Includes operating items discussed above.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

	Individual	Retirement	Individual	Corporate
(in millions)	Investments	Plans	Protection	and Other	Total
2009
Revenues:
Policy charges	$ 522	$ 93	$ 634	$ (4)	$ 1,245
Premiums	191	-	279	-	470
Net investment income	562	679	492	146	1,879
Non-operating net realized investment gains1	-	-	-	619	619
Other-than-temporary impairment losses	-	-	-	(575)	(575)
Other revenues2	(168)	-	-	(1)	(169)
Total revenues	$ 1,107	$ 772	$ 1,405	$ 185	$ 3,469

Benefits and expenses:
Interest credited to policyholder accounts	$ 394	$ 433	$ 201	$ 72	$ 1,100
Benefits and claims	247	-	538	27	812
Policyholder dividends	-	-	87	-	87
Amortization of DAC	(1)	45	158	264	466
Amortization of VOBA and other intangible assets	1	9	45	8	63
Interest expense	-	-	-	55	55
Other operating expenses	178	149	184	68	579
Total benefits and expenses	$ 819	$ 636	$ 1,213	$ 494	$ 3,162

Income (loss) before federal income taxes
and noncontrolling interests	$ 288	$ 136	$ 192	$ (309)	$ 307
Less: non-operating net realized investment gains1	-	-	-	(619)
Less: non-operating net other-than-temporary impairment losses	-	-	-	575
Less: adjustment to amortization of DAC and other related to net realized investment gains and losses
	-	-	-	297
Less: net loss attributable to noncontrolling interest	-	-	-	52
Pre-tax operating earnings (loss)	$ 288	$ 136	$ 192	$ (4)

Assets as of year end	$ 48,891	$ 25,035	$ 22,115	$ 2,948	$ 98,989

1
Excluding operating items (periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to hedges on GMDB contracts and securitizations).

2	Includes operating items discussed above.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule I                      Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2011 (in millions)

Column A	Column B	Column C	Column D
			Amount at
			which shown
			in the
		Fair	consolidated
Type of investment	Cost	value	balance sheet

Fixed maturity securities, available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government
corporations and agencies	$ 506	$ 630	$ 630
Obligations of states and political subdivisions	1,501	1,678	1,678
Debt securities issued by foreign governments	102	120	120
Public utilities	2,429	2,687	2,687
All other corporate	22,939	24,086	24,086
Total fixed maturity securities, available-for-sale	$ 27,477	$ 29,201	$ 29,201
Equity securities, available-for-sale:
Common stocks:
Industrial, miscellaneous and all other	$ 6	$ 6	$ 6
Nonredeemable preferred stocks	13	14	14
Total equity securities, available-for-sale	$ 19	$ 20	$ 20
Trading assets	49	38	38
Mortgage loans, net of allowance	5,801		5,748
Policy loans	1,008		1,008
Other investments	528		528
Short-term investments	1,125		1,125
Total investments	$ 36,007		$ 37,668

__________

1   Difference from Column B primarily is attributable to valuation allowances due to impairments on mortgage loans (see Note 6 to the audited consolidated financial statements), hedges and commitment hedges on mortgage loans.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule III                      Supplementary Insurance Information

As of December 31, 2011, 2010 and 2009 and for each of the years then ended (in millions)
Column A	Column B	Column C	Column D	Column E	Column F
	Deferred	Future policy
	policy	benefits, losses,		Other policy
	acquisition	claims and	Unearned	claims and	Premium
Year: Segment	costs	loss expenses	premiums1	benefits payable1	revenue
2011
Individual Investments	$ 2,709	$ 12,550			$ 234
Retirement Plans	269	12,638			-
Individual Protection	1,877	9,338			297
Corporate and Other	(430)	726			-
Total	$ 4,425	$ 35,252			$ 531
2010
Individual Investments	$ 2,126	$ 10,541			$ 209
Retirement Plans	269	11,874			-
Individual Protection	1,795	9,163			275
Corporate and Other	(217)	1,098			-
Total	$ 3,973	$ 32,676			$ 484
2009
Individual Investments	$ 1,911	$ 10,871			$ 191
Retirement Plans	271	11,703			-
Individual Protection	1,770	8,745			279
Corporate and Other	31	1,831
Total	$ 3,983	$ 33,150			$ 470

Column A	Column G	Column H	Column I	Column J	Column K
	Net	Benefits, claims,	Amortization	Other
	investment	losses and	of deferred policy	operating	Premiums
Year: Segment	income2	settlement expenses	acquisition costs	expenses2	written
2011
Individual Investments	$ 527	$ 850	$ 96	$ 183
Retirement Plans	715	441	19	158
Individual Protection	533	863	103	193
Corporate and Other	69	8	(142)	156
Total	$ 1,844	$ 2,162	$ 76	$ 690
2010
Individual Investments	$ 569	$ 745	$ 231	$ 181
Retirement Plans	691	424	30	143
Individual Protection	510	801	184	191
Corporate and Other	55	37	(49)	132
Total	$ 1,825	$ 2,007	$ 396	$ 647
2009
Individual Investments	$ 562	$ 641	$ (1)	$ 179
Retirement Plans	679	433	45	158
Individual Protection	492	826	158	229
Corporate and Other	146	99	264	131
Total	$ 1,879	$ 1,999	$ 466	$ 697

________

1   Unearned premiums and other policy claims and benefits payable are included in Column C amounts.
2   Allocations of net investment income and certain operating expenses are based on numerous assumptions and estimates, and reported segment operating results would change if different methods were applied.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule IV                      Reinsurance

As of December 31, 2011, 2010 and 2009 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
					Percentage
		Ceded to	Assumed		of amount
	Gross	other	from other	Net	assumed
	amount	companies	companies	amount	to net

2011

Life, accident and health
insurance in force	$ 209,732	$ (60,499)	$ 5	$ 149,238	-

Premiums:
Life insurance 1	$ 596	$ (65)	$ -	$ 531	-
Accident and health insurance	236	(236)	-	-	-
Total	$ 832	$ (301)	$ -	$ 531	-

2010

Life, accident and health
insurance in force	$ 208,920	$ (64,755)	$ 10	$ 144,175	-

Premiums:
Life insurance 1	$ 570	$ (88)	$ 1	$ 483	0.2%
Accident and health insurance	238	(241)	4	1	NM
Total	$ 808	$ (329)	$ 5	$ 484	1.0%

2009

Life, accident and health
insurance in force	$ 208,485	$ (76,136)	$ 8	$ 132,357	-

Premiums:
Life insurance 1	$ 549	$ (80)	$ -	$ 469	-
Accident and health insurance	212	(223)	12	1	NM
Total	$ 761	$ (303)	$ 12	$ 470	2.6%

__________

1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule V                      Valuation and Qualifying Accounts

Years ended December 31, 2011, 2010, and 2009 (in millions)

Column A	Column B	Column C		Column D	Column E

	Balance at	Charged to	Charged to		Balance at
	beginning	costs and	other		end of
Description	of period	expenses	accounts	Deductions1	period

2011
Valuation allowances - mortgage loans	$ 96	$ 25	$ -	$ 61	$ 60

2010
Valuation allowances - mortgage loans	$ 77	$ 66	$ -	$ 47	$ 96

2009
Valuation allowances - mortgage loans	$ 42	$ 85	$ -	$ 50	$ 77

__________
1	Amounts generally represent payoffs, sales and recoveries.
PART C. OTHER INFORMATION

Item 26.                   Exhibits

(a)
Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant – Filed previously with registration statement (333-149295) on January 23, 2009, as document "item26a.txt," and hereby incorporated by reference.

(b)	Not Applicable.

(c)
Underwriting or Distribution contracts between the Depositor and Principal Underwriter – Filed previously with registration statement (333-117998) on August 6, 2004, as document "item26c.txt," and hereby incorporated by reference.

(d)	Contract – Attached hereto.

(e)	Applications – Attached hereto.

(f)         Depositor’s Certificate of Incorporation and By-Laws –

(1)
Amended Articles of Incorporation for Nationwide Life Insurance Company.  Filed previously with initial registration statement (333-164119) on January 4, 2010, as document "exhibitf1.htm" and hereby incorporated by reference.

(2)
Amended and Restated Code of Regulations of Nationwide Life Insurance Company.  Filed previously with initial registration statement (333-164119) on January 4, 2010, as document "exhibitf2.htm" and hereby incorporated by reference.

(3)
Articles of Merger of Nationwide Life Insurance Company of America with and into Nationwide Life Insurance Company, effective December 31, 2009. Filed previously with initial registration statement (333-164119) on January 4, 2010, as document "exhibitf3.htm" and hereby incorporated by reference.

(g)	Reinsurance Contracts –

(1)
Automatic YRT Reinsurance Agreement with SCOR Global Life U.S. Re Insurance Company of Texas, dated April 1, 2008, previously filed on April 13, 2011, with registration statement (333-156020) as exhibit (g)(3) and hereby incorporated by reference.

(2)
Automatic and Facultative YRT Reinsurance Agreement with Munich American Reinsurance Company Atlanta, Georgia, dated January 19, 2005, previously filed on April 12, 2012 with registration statement (333-146073), as Exhibit (g)(2) and hereby incorporated by reference.

(3)
Automatic/Facultative YRT Reinsurance Agreement with RGA Reinsurance Company dated October 1, 2006, previously filed on April 12, 2011, with registration statement (333-149295), as Exhibit (g)(1) and herby incorporated by reference.

(4)
Automatic and Facultative Yearly Renewable Term Reinsurance Agreement with General & Cologne Life Re of America dated October 21, 2003, previously filed on April 12, 2011, with registration statement (333-149295), as Exhibit (g)(3) and herby incorporated by reference.

(h)	Form of Participation Agreements –

The following Fund Participation Agreement was previously filed on September 27, 2007 with pre-effective amendment number 3 of registration statement (333-137202) under Exhibit (h), and is hereby incorporated by reference.

Fund Participation Agreement with Waddell & Reed Services Company, Waddell & Reed, Inc., and W&R Target Funds, Inc. dated December 1, 2000, as amended, as document "waddellreedfpa.htm".

(i)	Administrative Contracts –

The following Administrative Agreement was previously filed on September 27, 2007 with pre-effective amendment number 3 of registration statement (333-137202) under Exhibit (i), and is hereby incorporated by reference.

Administrative Services Agreement with Waddell & Reed, Inc. dated December 1, 2000, as amended, as document, "waddellreedasa.htm".

(j)	Not Applicable.

(k)	Opinion of Counsel – Previously filed with registration statement (333-182887) on July 27, 2012.

(l)	Not Applicable.

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm – Attached hereto.

(o)	Not Applicable.

(p)	Not Applicable.

(q)	Redeemability Exemption– Filed previously with registration statement (333-31725) on December 21, 2009 under document "exhibit_26q.htm" and hereby incorporated by reference.

(99)	Power of Attorney – Attached hereto.

Item 27.                      Directors and Officers of the Depositor
President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President-Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President	Terri L. Hill
Executive Vice President-Finance	Lawrence A. Hilsheimer
Executive Vice President-Chief Marketing & Strategy Officer	Matthew Jauchius
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President	Steven M. English
Senior Vice President	Harry H. Hallowell
Senior Vice President and Treasurer	David LaPaul
Senior Vice President-Business Transformation Office	Robert P. McIsaac
Senior Vice President-Chief Claims Officer	David A. Bano
Senior Vice President-Chief Compliance Officer	Sandra L. Rich
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Financial Officer-Property and Casualty	Michael P. Leach
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO ACS	Daniel G. Greteman
Senior Vice President-CIO Enterprise Applications	Mark A. Gaetano
Senior Vice President-CIO IT Infrastructure	Gregory S. Moran
Senior Vice President-CIO NF Systems	Susan J. Gueli
Senior Vice President-Controller	James D. Benson
Senior Vice President-Corporate Marketing	Gordon E. Hecker
Senior Vice President-Corporate Strategy	Katherine M. Liebel
Senior Vice President-Deputy General Counsel	Thomas W. Dietrich
Senior Vice President-Deputy General Counsel	Sandra L. Neely
Senior Vice President-Distribution and Sales	John L. Carter
Senior Vice President-Enterprise Chief Technology Officer	Guruprasad C. Vasudeva
Senior Vice President-Field Operations EC	Amy T. Shore
Senior Vice President-Field Operations IC	Jeff M. Rommel
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Individual Products & Solutions and Director	Eric S. Henderson
Senior Vice President-Internal Audit	Kai V. Monahan
Senior Vice President-Investment Management Group	Michael S. Spangler
Senior Vice President-IT Strategic Initiatives	Robert J. Dickson
Senior Vice President-Nationwide Financial	Steven C. Power
Senior Vice President-Nationwide Financial Network	Peter A. Golato
Senior Vice President-NF Brand Marketing	William J. Burke
Senior Vice President-NI Brand Marketing	Jennifer M. Hanley
Senior Vice President-NW Retirement Plans	Anne L. Arvia
Senior Vice President-PCIO Sales Support	Melissa D. Gutierrez
Senior Vice President-President-Nationwide Bank	J. Lynn Greenstein
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Vice President-Corporate Governance and Secretary	Robert W. Horner, III
Director	Stephen S. Rasmussen

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215

Item 28.                      Persons Controlled by or Under Common Control with the Depositor or Registrant.
*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio	The company acts as an investment holding company.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands	The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa	The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa	The company is a property and casualty insurance holding company.
ALLIED Insurance Company of America	Ohio	The company is organized to write commercial lines insurance business.
ALLIED Property and Casualty Insurance Company	Iowa	The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas	The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company.
AMCO Insurance Company	Iowa	The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida	The company is an underwriting manager for ocean cargo and hull insurance.
Champions of the Community, Inc.	Ohio	The company raises money to enable it to make gifts and grants to charitable organizations.
Colonial County Mutual Insurance Company*	Texas	The company underwrites non-standard automobile and motorcycle insurance and other commercial liability coverages in Texas.
Crestbrook Insurance Company*	Ohio	The company is a multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa	The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California	The company places non-California pet insurance business not written by Veterinary Pet Insurance Company.
Farmland Mutual Insurance Company	Iowa	The company provides property and casualty insurance primarily to agricultural businesses.
Freedom Specialty Insurance Company	Ohio	The company operates as a multi-line insurance company.
Gates McDonald of Ohio, LLC	Ohio
The company provided services to employers for managing workers’ and unemployment compensation matters and employee benefit costs.  The company is currently winding down to permit its eventual dissolution.

Gates, McDonald & Company of New York, Inc.	New York	The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
GatesMcDonald Health Plus, LLC	Ohio	The company provided medical management and cost containment services to employers. The company is currently winding down to permit its eventual dissolution.
Insurance Intermediaries, Inc.	Ohio	The company is an insurance agency and provides commercial property and casualty brokerage services.
Life Reo Holdings, LLC	Ohio	The company is an investment holding company.
Lone Star General Agency, Inc.	Texas	The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin	The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England	This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.
Nationwide Advantage Mortgage Company*	Iowa	The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio	The company is a property and casualty insurer that writes personal lines business.
Nationwide Agribusiness Insurance Company	Iowa	The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio	The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management, LLC	Ohio	The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.
Nationwide Assurance Company	Wisconsin	The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank*	United States
This is a federally chartered savings bank supervised by the Office of the Comptroller of the Currency to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Nationwide Better Health (Ohio), LLC	Ohio	The company provided employee population health management. The company is currently winding down to permit its eventual dissolution.
Nationwide Better Health Holding Company, LLC	Ohio	The company is a holding company. The company is currently winding down to permit its eventual dissolution.
Nationwide Cash Management Company	Ohio	The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio	The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio	The company acts as a holding company.
Nationwide Emerging Managers, LLC	Delaware	The company acts as a holding company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio	The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio	The company is an administrator of structured settlements.
Nationwide Financial General Agency, Inc. (fka 1717 Brokerage Services, Inc.)	Pennsylvania	The company is a multi-state licensed insurance agency.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware	The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware	The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware	The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute life insurance, long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio	The company captures and reports the results of the structured products business unit.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware	The trust acts as a registered investment advisor.
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware	The company is a limited purpose broker-dealer.
Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware	The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio	The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Holdings, Inc.	Ohio	The company acts as a holding company.
Nationwide Global Ventures, Inc.	Delaware	The company acts as a holding company.
Nationwide Indemnity Company*	Ohio	The company is involved in the reinsurance business and assumes business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin	The company is an independent agency personal lines underwriter of property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio	The company transacts general insurance business, except life insurance.
Nationwide Insurance Foundation*	Ohio	The company contributes to non-profit activities and projects.
Nationwide Investment Advisors, LLC	Ohio	The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company.  The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Insurance Company**	Ohio	The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
Nationwide Life Insurance Company*	Ohio	The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.
Nationwide Lloyds	Texas	The company markets commercial and property insurance in Texas.
Nationwide Mutual Fire Insurance Company	Ohio	The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio	The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio	The company invests in private equity funds.
Nationwide Property and Casualty Insurance Company	Ohio	The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio	The company provides alarm systems and security guard services.
Nationwide Realty Investors, Ltd.*	Ohio	The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Realty Services, Ltd.	Ohio	The company provides relocation services to Nationwide associates.
Nationwide Retirement Solutions, Inc.*	Delaware	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio	The company provides retirement products, marketing and education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions Insurance Agency, Inc.	Massachusetts	The company markets and administers deferred compensation plans for public employees.
Nationwide SA Capital Trust	Delaware	The trust acts as a holding company.
Nationwide Sales Solutions, Inc.	Iowa	The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware	The company is a registered broker-dealer.
Nationwide Services Company, LLC	Ohio	The company performs shared services functions for the Nationwide organization.
Newhouse Capital Partners, LLC	Delaware	The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware	The company is an investment holding company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
NFS Distributors, Inc.	Delaware	The company acts primarily as a holding company for Nationwide Financial Services, Inc. companies.
NWD Asset Management Holdings, Inc.	Delaware	The company acts as a holding company.
NWD Investment Management, Inc.	Delaware	The company acts as a holding company and provides other business services for the NWD Investments Management group of companies.
NWD Management & Research Trust	Delaware	The company acts as a holding company for the NWD Investments Management group.
Olentangy Reinsurance, LLC	Vermont	The company is a captive life reinsurance company.
Pension Associates, Inc.	Wisconsin	The company provides pension plan administration and recordkeeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa	The company is an insurance agency.
Privilege Underwriters, Inc.	Delaware	The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida	The company acts as a reciprocal insurance company.
Pure Insurance Company	Florida	The company acts as a captive reinsurance company.
Pure Risk Management, LLC	Florida	The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas	The company is a technology company that facilitates third-party money management services for registered investment advisors.
Retention Alternatives, Ltd.*	Bermuda	The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware	The company is an inactive shell company.
Scottsdale Indemnity Company	Ohio	The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio	The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona	The company provides excess and surplus lines coverage on a non-admitted basis.
THI Holdings (Delaware), Inc.*	Delaware	The company acts as a holding company.
Titan Auto Insurance of New Mexico, Inc.	New Mexico	The company is an insurance agency that operates employee agent storefronts.
Titan Indemnity Company	Texas	The company is a multi-line insurance company that operates primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan	The company is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas	The company is a Texas grandfathered managing general agency.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
Veterinary Pet Insurance Company*	California	The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana	The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio	The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio	The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio	The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio	The company is a property and casualty insurance company.
VPI Services, Inc.	California	The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Western Heritage Insurance Company	Arizona	The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas	The company acts as a holding company for the Titan group.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida	The company is an insurance agency.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
MFS Variable Account*	Ohio	Issuer of variable annuity contracts.
Nationwide Multi-Flex Variable Account*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-A*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-B*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-C*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-D*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-II*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-3*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-4*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-5*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-6*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-7*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-8*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-9*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-10*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-11*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-12*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-13*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-14*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-15	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-16	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-17	Ohio	Issuer of variable annuity contracts.
Nationwide Provident VA Separate Account 1*	Pennsylvania	Issuer of variable annuity contracts.
Nationwide Provident VA Separate Account A*	Delaware	Issuer of variable annuity contracts.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
Nationwide VL Separate Account-A	Ohio	Issuer of variable life insurance policies.
Nationwide VL Separate Account-B	Ohio	Issuer of variable life insurance policies.
Nationwide VL Separate Account-C*	Ohio	Issuer of variable life insurance policies.
Nationwide VL Separate Account-D*	Ohio	Issuer of variable life insurance policies.
Nationwide VL Separate Account-G*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-2*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-3*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-4*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-5*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-6*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-7*	Ohio	Issuer of variable life insurance policies.
Nationwide Provident VLI Separate Account 1*	Pennsylvania	Issuer of variable life insurance policies.
Nationwide Provident VLI Separate Account A*	Delaware	Issuer of variable life insurance policies.

The ownership and control of each of the companies/entities listed above (including the percentage of voting securities owned or other basis of control) is shown in the following organizational chart.

NATIONWIDE®
FARMLAND MUTUAL INSURANCE COMPANY Guaranty Fund Certificate Casualty IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY) OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE) OH
NATIONWIDE INSURANCE FOUNDATION MEMBERSHIP NONPROFIT CORPORATION OH
CHAMPIONS OF THE COMMUNITY, INC. NONPROFIT CORPORATION OH
NATIONWIDE CORPORATION Common Stock: 13,642,432 Shares Casualty–95.2% Fire–4.8% (See Page 2) OH
RETENTION ALTERNATIVES, LTD. Common Stock:120,000Shares Fire–100% BER
ALLIED GROUP, INC. (AGI) Common Stock 850 Shares Casualty–100% IA
SCOTTSDALE INSURANCE COMPANY (SIC) Common Stock:30,136 Shares Casualty–100% OH
THI HOLDINGS DELAWARE, INC. (THI) Common Stock:100 Shares Casualty-100% DE
ALLIED INSURANCE COMPANY OF AMERICA Common Stock:5,000 Shares Casualty–100% OH
CRESTBROOK INSURANCE COMPANY Common Stock:52,000 Shares Casualty–100% OH
NATIONAL CASUALTY COMPANY (NC) Common Stock: 100 Shares Casualty–100% WI
NCC OF AMERICA, LTD. (INACTIVE) Common Stock:300,000Shares NC–100% G.B.
NATIONWIDE AFFINITY INSURANCE COMPANY OF AMERICA Common Stock:500,000Shares Casualty–100% OH
NATIONWIDE AGRIBUSINESS INSURANCE COMPANY Common Stock:949,992Shares Casualty–100% Other Capital: Casualty–Pfd. IA
NATIONWIDE ASSURANCE COMPANY Common Stock:1,750 Shares Casualty–100% WI
NATIONWIDE GENERAL INSURANCE COMPANY Common Stock:20,000 Shares Casualty–100% OH
NATIONWIDE INDEMNITY COMPANY (NW INDEMNITY) Common Stock:28,000 Shares Casualty–100% OH
NATIONWIDE INSURANCE COMPANY OF FLORIDA Common Stock:10,000Shares Casualty–100% OH
NATIONWIDE LLOYDS A TEXAS LLOYDS TX
NATIONWIDE PROPERTY AND CASUALTY INSURANCE COMPANY Common Stock:60,000Shares Casualty–100% OH
SCOTTSDALE INDEMNITY COMPANY Common Stock:50,000Shares Casualty–100% OH
AMERICAN MARINE UNDERWRITERS, INC. Common Stock: 20 Shares Casualty–100% FL
INSURANCE INTERMEDIARIES, INC. (III) Common Stock:1,615 Shares Casualty–100% OH
NATIONWIDE EXCLUSIVE AGENT RISK PURCHASING GROUP, LLC III-100% OH
LONE STAR GENERAL AGENCY, INC. Common Stock:1,000 Shares Casualty–100% TX
COLONIAL COUNTY MUTUAL INSURANCE COMPANY Surplus Debentures: Assurance Lone Star TX
NATIONWIDE REALTY SERVICES, LTD. Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE SERVICES COMPANY, LLC (NSC) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE PROPERTY PROTECTION SERVICES, LLC. NSC–100% OH
NATIONWIDE PRIVATE EQUITY FUND, LLC Casualty–100% OH
NATIONWIDE REALTY INVESTORS, LTD Casualty–96.73% NW Indemnity–3.27% OH
NATIONWIDE ASSET MANAGEMENT, LLC Casualty–100% OH
NATIONWIDE CASH MANAGEMENT COMPANY Common Stock: 100 Shares Casualty–100% OH
1492 CAPITAL, LLC (1492) Casualty–100% OH
PRIVILEGE UNDERWRITERS, INC. (PUI) 1492–22.7% FL
PURE RISK MANAGEMENT, LLC (PRM) PUI–100% FL
PURE INSURANCE COMPANY PUI–100% FL
PRIVILEGE UNDERWRITERS RECIPROCAL EXCHANGE FL
ALLIED PROPERTY AND CASUALTY INSURANCE COMPANY (ALLIED P & C) Common Stock:300,000Shares AGI–100% IA
AMCO INSURANCE COMPANY (AMCO) Common Stock:300,000 Shares AGI–100% IA
ALLIED GENERAL AGENCY COMPANY Common Stock:5,000 Shares AMCO–100% IA
ALLIED TEXAS AGENCY, INC. Common Stock:1,000 Shares AMCO–100% TX
DEPOSITORS INSURANCE COMPANY (DEPOSITORS) Common Stock:300,000Shares AGI–100% IA
NATIONWIDE INSURANCE COMPANY OF AMERICA Common Stock:12,500 Shares AGI–100% WI
PREMIER AGENCY, INC. Common Stock:100,000Shares AGI–100% IA
NATIONWIDE SALES SOLUTIONS, INC. Common Stock:20,000 Shares AGI–100% IA
NATIONWIDE ADVANTAGE MORTGAGE COMPANY (NAMC) Common Stock:333,837 Shares AMCO–87.3% Allied P&C–8.47% Depositors–4.23% IA
AGMC REINSURANCE, LTD. Common Stock:11,000Shares NAMC–100% T & C
SCOTTSDALE SURPLUS LINES INSURANCE COMPANY Common Stock:10,000 Shares SIC–100% AZ
WESTERN HERITAGE INSURANCE COMPANY Common Stock:4,776,076Shares SIC–100% AZ
FREEDOM SPECIALTY INSURANCE COMPANY Common Stock: 292,000 Shares SIC–100% OH
VETERINARY PET INSURANCE CO. (VPI) Common Stock:6,935,387Shares SIC–100% CA
DVM INSURANCE AGENCY, INC. VPI–100% CA
V.P.I. SERVICES INC. VPI–100% CA
TITAN INDEMNITY COMPANY (TITAN) Common Stock:4,319,951Shares THI-100% TX
TITAN INSURANCE COMPANY Common Stock:1,000,000 Shares Titan-100% MI
WHITEHALL HOLDINGS, INC. (WHITEHALL) Common Stock:1,000 Shares THI-100% TX
TITAN AUTO INSURANCE OF NEW MEXICO, INC. Common Stock: 1,000 Shares Whitehall-100% NM
WI OF FLORIDA, INC. Common Stock: 100 Shares Whitehall-100% FL
TITAN INSURANCE SERVICES, INC. Common Stock: 1 Share Whitehall-100% TX
VICTORIA FIRE & CASUALTY COMPANY (VICTORIA FIRE) Common Stock: 1,500 Shares THI-100% OH
VICTORIA AUTOMOBILE INSURANCE COMPANY Common Stock: 3,000 Shares Victoria Fire-100% IN
VICTORIA NATIONAL INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SELECT INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SPECIALTY INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line
September 30, 2012
Page 1

(Casualty, Fire and insurance related subsidiaries)

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
OH
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty–95.2%
Fire–4.8%
OH
NATIONWIDE GLOBAL HOLDINGS, INC.
Common Stock: 1 Share
NW Corp.–100%
OH
NWD MANAGEMENT & RESEARCH TRUST (NWD Manage)
NW Corp.–100%
DE
RIVERVIEW INTERNATIONAL GROUP, INC.
NWD Manage – 100%
DE
NATIONWIDE SA CAPITAL TRUST (NSA)
DELAWARE BUSINESS TRUST
DE
NWD INVESTMENT MANAGEMENT, INC. (NWD Invest)
Common Stock: 958,750 Shares
NWD Manage–100%
Preferred Stock: 500,000 Shares
NWD Manage–100%
DE
NEWHOUSE CAPITAL PARTNERS, LLC
NWD Invest–19%
Casualty–70%
Fire–10%
DE
NATIONWIDE EMERGING MANAGERS, LLC
NSA–100%
DE
NWD ASSET MANAGEMENT HOLDINGS, INC. (NAMHI)
NSA–100%
DE
NATIONWIDE GLOBAL VENTURES, INC. (NGV)
NAMHI–100%
DE
NEWHOUSE CAPITAL PARTNERS II, LLC
NGV–99%
DE
NATIONWIDE BETTER HEALTH HOLDING COMPANY, LLC (NBHH)
NW Corp–75%
NMFIC-25%
OH
NATIONWIDE BETTER HEALTH (OHIO), LLC.
NBHH–100%
OH
GATES, MCDONALD OF OHIO, LLC (GATES)
NBHH –100%
OH
GATESMCDONALD & COMPANY OF NEW YORK, INC.
Common Stock: 3 Shares
Gates–100%
NY
GATESMCDONALD HEALTH PLUS, LLC.
Gates–100%
OH
NATIONWIDE FINANCIAL SERVICES, INC. (NFS)
Common Stock: 100 Shares
NW Corp.–100%
DE
NATIONWIDE LIFE INSURANCE COMPANY (NW LIFE)
Common Stock: 3,814,779Shares
NFS-100%
OH
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (NLAIC)
Common Stock: 66,000 Shares
NW Life-100%
OH
OLENTANGY REINSURANCE, LLC
NLAIC - 100%
VT
NATIONWIDE INVESTMENT SERVICES CORPORATION
Common Stock: 5,000 Shares
NW Life-100%
OK
NATIONWIDE FINANCIAL ASSIGNMENT COMPANY
Common Stock: 100 Shares
NW Life-100%
OH
NATIONWIDE COMMUNITY DEVELOPMENT CORP., LLC
Units:
NW Life-67%
NW Indemnity-33%
OH
NATIONWIDE INVESTMENT ADVISORS, LLC
NW Life-100%
OH
LIFE REO HOLDINGS, LLC
NW Life-100%
OH
NATIONWIDE FINANCIAL SERVICES CAPITAL TRUST
Preferred Stock:
NFS-100%
DE
NATIONWIDE FUND ADVISORS
Common Stock: 250,000Shares
DELAWARE BUSINESS TRUST
DE
REGISTERED INVESTMENT ADVISORS SERVICES, INC.
NFS-100%
TX
NATIONWIDE BANK
Common Stock: 2,800,000 Shares
NFS-100%
FED
NATIONWIDE RETIREMENT SOLUTIONS, INC. (NRS)
Common Stock: 236,494 Shares
NFSDI-100%
DE
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF ARIZONA
Common Stock: 1,000 Shares
NRS-100%
AZ
NATIONWIDE RETIREMENT SOLUTIONS, INS. AGENCY, INC.
Common Stock: 1,000 Shares
NRS-100%
MA
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF OHIO
Common Stock: 100 Shares
OH
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF TEXAS
Common Stock: 1,000 Shares
TX
NFS DISTRIBUTORS, INC. (NFSDI)
Common Stock: 100 Shares
NFS-100%
DE
NATIONWIDE FUND MANAGEMENT LLC
Common Stock: 5 Shares
NFSDI–100%
DE
NATIONWIDE FUND DISTRIBUTORS LLC
Common Stock: 10,000 Shares
NFSDI–100%
DE
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC.
Common Stock: 1,000 Shares
NFSDI-100%
DE
NATIONWIDE SECURITIES, LLC
NFSDI - 100%
DE
NATIONWIDE FINANCIAL GENERAL AGENCY, INC
Common Stock: 1,000 Shares
NFSDI - 100%
PA

Subsidiary Companies — Solid Line
Contractual Association ═ Double Line
Limited Liability Company -- Dotted Line

September 30, 2012

Page 2

(Nationwide Corp. subsidiaries)

NATIONWIDE®
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
OH
HARLEYSVILLE LIFE INSURANCE COMPANY
Casualty–100%
PA
HARLEYSVILLE SERVICES, INC.
Casualty–100%
DE
HARLEYSVILLE GROUP, INC. (HGI)
Casualty–100%
DE
HARLEYSVILLE PENNLAND INSURANCE COMPANY (HPIC)
Casualty–100%
PA
HARLEYSVILLE INSURANCE COMPANY OF NEW JERSEY
HGI-100%
NJ
HARLEYSVILLE INSURANCE COMPANY OF NEW YORK
HGI-100%
PA
HARLEYSVILLE LAKE STATES INSURANCE COMPANY
HGI-100%
MI
HARLEYSVILLE INSURANCE COMPANY (HIC)
HGI-100%
PA
HARLEYSVILLE PREFERRED INSURANCE COMPANY (HPRIC)
HGI-100%
PA
HARLEYSVILLE WORCESTER INSURANCE COMPANY (HWIC)
HGI-100%
PA
INSURANCE MANAGEMENT RESOURCES, L.P.
HIC – 1% (G.P.)
HPRIC – 99%
PA
HARLEYSVILLE, LTD.
HPRIC -49.5%
HWIC – 49.5%
HGI – 1% (G.P.)
PA

Subsidiary Companies — Solid Line
Contractual Association ═ Double Line
Limited Liability Company - - Dotted Line

September 30, 2012

Page 3

(Harleysville subsidiaries)

Item 29.                 Indemnification

Ohio's General Corporation Law expressly authorizes and Nationwide’s Amended and Restated Code of Regulations provides for indemnification by Nationwide of any person who, because such person is or was a director, officer or employee of Nationwide was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding.

The indemnification will be for actual and reasonable expenses, including attorney's fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio's General Corporation Law.

Although Nationwide is of the opinion that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted, Nationwide has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling Nationwide for liabilities arising under the Securities Act of 1933 ("Act") is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. Nationwide and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  Nationwide will not be required to seek the court’s determination if, in the opinion of Nationwide’s counsel, the matter has been settled by controlling precedent.

Item 30.                 Principal Underwriter

(a)
Waddell & Reed, Inc. serves as principal underwriter and general distributor for contracts issued through the following separate investment accounts of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company:

Nationwide Variable Account-9
Nationwide Variable Account-12
Nationwide VA Separate Account-D
Nationwide VL Separate Account-G
Nationwide VLI Separate Account-5
Nationwide VLI Separate Account-7

Also, Waddell & Reed, Inc. serves as principal underwriter and general distributor for the following management investment companies:
Waddell & Reed Advisors Funds
Waddell & Reed Advisors Accumulative Fund
Waddell & Reed Advisors Asset Strategy Fund
Waddell & Reed Advisors Bond Fund
Waddell & Reed Advisors Continental Income Fund
Waddell & Reed Advisors Core Investment Fund
Waddell & Reed Advisors Cash Management
Waddell & Reed Advisors Dividend Opportunities Fund
Waddell & Reed Advisors Energy Fund
Waddell & Reed Advisors Global Bond Fund
Waddell & Reed Government Securities Fund
Waddell & Reed Advisors High Income Fund
Waddell & Reed Advisors International Growth Fund
Waddell & Reed Advisors Municipal Bond Fund
Waddell & Reed Advisors Municipal High Income Fund
Waddell & Reed Advisors New Concepts Fund
Waddell & Reed Advisors Science and Technology Fund
Waddell & Reed Advisors Small Cap Fund
Waddell & Reed Advisors Tax-Managed Equity Fund
Waddell & Reed Advisors Value Fund
Waddell & Reed Advisors Vanguard Fund
InvestEd Portfolios
InvestEd Balanced Portfolio
InvestEd Conservative Portfolio
InvestEd Growth Portfolio
Ivy Funds Variable Insurance Portfolios
Ivy Funds VIP Asset Strategy Portfolio
Ivy Funds VIP Balanced Portfolio
Ivy Funds VIP Bond Portfolio
Ivy Funds VIP Core Equity Portfolio
Ivy Funds VIP Dividend Opportunities Portfolio
Ivy Funds VIP Energy Portfolio
Ivy Funds VIP Global Bond Portfolio
Ivy Funds VIP Global Natural Resources Portfolio
Ivy Funds VIP Growth Portfolio
Ivy Funds VIP High Income Portfolio
Ivy Funds VIP International Core Equity Portfolio
Ivy Funds VIP International Growth Portfolio
Ivy Funds VIP Limited-Term Bond Portfolio
Ivy Funds VIP Micro Cap Growth Portfolio
Ivy Funds VIP Mid Cap Growth Portfolio
Ivy Funds VIP Money Market Portfolio
Ivy Funds VIP Pathfinder Aggressive Portfolio
Ivy Funds VIP Pathfinder Conservative Portfolio
Ivy Funds VIP Pathfinder Moderately Aggressive Portfolio
Ivy Funds VIP Pathfinder Moderately Conservative Portfolio
Ivy Funds VIP Pathfinder Moderate Portfolio
Ivy Funds VIP Real Estate Securities Portfolio
Ivy Funds VIP Science and Technology Portfolio
Ivy Funds VIP Small Cap Growth Portfolio
Ivy Funds VIP Small Cap Value Portfolio
Ivy Funds VIP Value Portfolio

(b)	Directors and officers of Waddell & Reed, Inc.:

Thomas W. Butch	Chairman of the Board, Director and President
Henry J. Hermann	Director
Steven E. Anderson	Senior Executive Vice President and National Sales Manager
Bradley D. Hofmeister	Executive Vice President
Daniel C. Schulte	Senior Vice President and General Counsel
Michael D. Strohm	Director, Chief Operating Officer and Chief Executive Officer
Terry L. Lister	Senior Vice President, Chief Regulatory Officer and Chief Compliance Officer
Wendy J. Hills	Senior Vice President and Secretary
Brent K. Bloss	Senior Vice President, Treasurer, Principal Accounting Officer, and Principal Financial Officer
Melissa A. Clouse	Vice President and Controller

The principal business address of Waddell & Reed, Inc. is 6300 Lamar Avenue, Overland Park, Kansas 66202.  Waddell & Reed, Inc. was organized as a Delaware corporation in 1981 and has, through predecessor companies, offered financial products and services since 1937.

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Waddell & Reed, Inc.	N/A	N/A	N/A	N/A

Item 31.                 Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 32.                 Management Services

Not Applicable.

Item 33.	Fee Representation

Nationwide Life Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VLI SEPARATE ACCOUNT-7, certifies that it has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 14 th   day of November , 2012.

NATIONWIDE VLI SEPARATE ACCOUNT-7
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By: /s/ TIMOTHY D. CRAWFORD
Timothy D. Crawford

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on this 14 th   day of November , 2012.

KIRT A. WALKER
Kirt A. Walker, President and Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, Executive Vice President and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
ERIC S. HENDERSON
Eric S. Henderson, Senior Vice President-Individual Products & Solutions and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director

By /s/ TIMOTHY D. CRAWFORD
Timothy D. Crawford
Attorney in Fact